Exhibit 99.1

Mylan’s offer to the

shareholders of Meda

Important information

This offer document (this “Offer Document”) has been prepared in accordance with the Swedish Financial Instruments Trading Act (SFS 1991:980) (the “Trading Act”), the Swedish Takeover Act (Sw. lagen om offentliga uppköpserbjudanden på aktiemarknaden) (the “Takeover Act”) and Nasdaq Stockholm’s Takeover Rules (the “Takeover Rules”). This Offer Document has been prepared in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

The Swedish version of this Offer Document has been approved and registered by the Swedish Financial Supervisory Authority (Sw: Finans inspektionen) (the “SFSA”) pursuant to the provisions of Chapter 2 of the Takeover Act and Chapter 2a of the Trading Act. Approval and registration by the SFSA do not imply that the SFSA guarantees that the information provided in this Offer Document is correct or complete.

Mylan N.V.’s (“Mylan”) public offer to the shareholders of Meda Aktiebolag (publ.) (“Meda”) in accordance with the terms specified in this Offer Document (the “Offer”) and this Offer Document are governed by and construed in all respects in accordance with the substantive laws of Sweden, without regard to any conflict of law principles leading to the application of laws of any other jurisdiction. The Takeover Rules and the Swedish Securities Council’s rulings and statements on the application and interpretation of the Takeover Rules apply to the Offer. In accordance with the Takeover Act, Mylan has contractually undertaken towards Nasdaq Stockholm to comply with the rules established by Nasdaq Stockholm for such offers and submit to any sanctions that Nasdaq Stockholm can impose on Mylan in the event of a breach of the Takeover Rules. On February 10, 2016, Mylan informed the SFSA about the commitment to Nasdaq Stockholm. Any dispute regarding the Offer, or which arises in connection with the Offer or this Offer Document, shall be settled exclusively by Swedish Courts, and the City Court of Stockholm shall be the court of first instance.

The information in this Offer Document is only provided in contemplation of the Offer and may not be used for any other purpose. There is no guarantee that the information provided in this Offer Document is current as of any date other than the date of the publication of this Offer Document or that there have not been any changes in Mylan’s or Meda’s business since that date. If the information in this Offer Document becomes subject to any material change, such material change will be made public in accordance with the provisions of the Trading Act, which governs the publication of supplements to this Offer Document.

Except for what is stated on pages 97, 130 and 184, or otherwise expressly stated in this Offer Document, no information in this Offer Document has been reviewed by Mylan’s auditors or reporting accountants or Meda’s auditors. The figures reported in this Offer Document have in some cases been rounded off, and as a result the figures in tables may not tally with the stated totals.

Additional information

In connection with the Offer, Mylan has filed certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a Registration Statement on Form S-4 filed on April 11, 2016 (as amended on May 13, June 3 and June 14, 2016, the “Registration Statement”). Mylan has also filed the prospectus to be issued in connection with the Offer (the “EU Prospectus”) with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”), which will published upon approval by the AFM. This Offer Document is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SEC, the AFM or any other competent EU authority in connection with the Offer. This Offer Document contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA IN SWEDEN AND INVESTORS AND SECURITYHOLDERS OF MEDA IN THE EUROPEAN ECONOMIC AREA BUT OUTSIDE OF SWEDEN ARE URGED TO READ THE OFFER DOCUMENT THAT IS APPROVED BY THE SFSA AND ANY SUPPLEMENT THERETO, OR THE EU PROSPECTUS THAT IS APPROVED BY THE AFM AND ANY SUPPLEMENT THERETO, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. INVESTORS AND SECURITYHOLDERS OF MEDA OUTSIDE THE EUROPEAN ECONOMIC AREA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents are or upon publication will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 (724) 514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this Offer Document will be available free of charge at the following website: medatransaction.mylan.com.

Further information

The Offer, pursuant to the terms and conditions presented in Mylan’s offer announcement dated February 10, 2016 and in this Offer Document, is not being made to persons whose participation in the Offer requires that an additional offer document or prospectus be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Takeover Rules), Dutch law, Danish law, Irish law, United Kingdom law and U.S. law.

The distribution of this Offer Document and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this Offer Document are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this Offer Document (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this Offer Document may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this Offer Document or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

With regard to Meda shareholders in the European Economic Area but outside Sweden, any election to accept the Offer should only be made on the basis of information contained in the EU Prospectus that is approved by the AFM and any supplement thereto. In addition, Meda shareholders outside the European Economic Area should consider the information contained in the Registration Statement that is declared effective by the SEC. It may be unlawful to distribute the EU Prospectus or this Offer Document in certain jurisdictions. The AFM will be requested to provide the Danish Financial Supervision Authority (“DFSA”), the Central Bank of Ireland (“CBI”) and the UK Financial Conduct Authority (“FCA”), with a certificate of approval attesting that the EU Prospectus has been drawn up in accordance with Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended.

Forward-looking information

This Offer Document contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about Mylan’s proposed transaction to acquire Meda (the “Transaction”), the Offer, Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Transaction, future opportunities for Mylan, Meda, or the combination of Mylan and Meda if the Offer is completed (the “Combined Company”) and products and any other statements regarding Mylan’s, Meda’s or the Combined Company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Transaction, including as to the timing of the Transaction, uncertainties as to whether Mylan will be able to complete the Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Transaction; the ability to meet expectations regarding the accounting and tax treatments of the Transaction and the EPD Transaction, changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s inventory of, and its ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the Combined Company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), International Financial Reporting Standards (“IFRS”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 and its other filings with the SEC. These risks and uncertainties also include those risks and uncertainties that will be discussed in this Offer Document, the Registration Statement filed with the SEC, and the EU Prospectus filed with the AFM. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the publication date of this Offer Document, except as required by law.

Non-GAAP and Non-IFRS financial measures

This Offer Document contains non-GAAP and non-IFRS financial measures. Non-GAAP and non-IFRS financial measures should be considered only as a supplement to, and not as a substitute for or as a superior measure to, financial measures prepared in accordance with U.S. GAAP or IFRS, as applicable. For more information regarding such non-GAAP and non-IFRS financial measures, including reconciliations of certain non-GAAP financial measures to their most directly comparable U.S. GAAP measure, see Appendix I to this Offer Document.

Presentation of financial and other information

This Offer Document contains historical financial information regarding Mylan and Meda that has been derived from their respective public filings and reports. Historical financial information regarding Mylan as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from Mylan’s Annual Reports on Form 10-K for the years ended December 31, 2015, 2014 and 2013 and historical financial information regarding Mylan as of and for the three months ended March 31, 2016 and 2015 has been derived from Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016. Mylan’s consolidated financial statements and the related notes included in such Annual Reports on Form 10-K are audited, but financial information derived from other sections of such Annual Reports on Form 10-K is unaudited. All financial information derived from Mylan’s Quarterly Report on Form 10-Q is unaudited. Historical financial information regarding Meda as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from Meda’s Annual Reports for 2015, 2014 and 2013 and historical financial information regarding Meda as of and for the three months ended March 31, 2016 and 2015 has been derived from Meda’s Interim Report for January-March 2016.

Special notice to shareholders in the United States

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Certain financial statements included or incorporated by reference in the document, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since Meda is incorporated in Sweden and Mylan is incorporated in the Netherlands, and some or all of their respective officers and directors may be residents of a foreign country. Investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Investors should be aware that Mylan may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Information about the Combined Company	81
Information about Mylan	99
Information about Meda	185
Tax matters	223
Appendix I: Non-GAAP financial measures	238
Addresses	246

The Offer in brief

Mylan is making a recommended public offer to the shareholders of Meda to tender all their shares of Meda for the following Offer consideration (the “Offer Consideration”):

•	in respect of 80 percent of the number of Meda shares tendered by each Meda shareholder, SEK 165 in cash per Meda share; and
•	in respect of the remaining 20 percent of the number of Meda shares tendered by each Meda shareholder:

•	(i) if the volume-weighted average sale price per Mylan ordinary share (“Mylan Share”) on the NASDAQ Global Select Stock Market (“NASDAQ”) for the 20 consecutive trading days ending on and including the second trading day prior to the Offer being declared unconditional (the “Offeror Average Closing Price”) is greater than USD 50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at a SEK/USD exchange rate of 8.4158 (the “Announcement Exchange Rate”);
•	(ii) if the Offeror Average Closing Price is greater than USD 30.78 and less than or equal to USD 50.74, 0.386 Mylan Shares per Meda share; or
•	(iii) if the Offeror Average Closing Price is less than or equal to USD 30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

•	If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds 28,214,081 Mylan Shares (the “Share Cap”)[1], then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer Consideration as described above (i.e. the 20 percent set out above), (b) increase the cash portion of the Offer Consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer Consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing.

The acceptance period for the Offer runs from and including June 17, 2016 up to and including July 29, 2016. Settlement is expected to commence around August 10, 2016. Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date. For further information regarding the Offer, see “The Offer” and “Terms, conditions and instructions.”

Mylan is making the Offer for several strategic reasons. Among others, the combination of Mylan and Meda will create a global pharmaceutical leader that is even more diversified and has a more expansive portfolio of branded and generic medicines and a stronger and growing portfolio of over-the-counter (“OTC”) products.2 The Combined Company will have a balanced global footprint with significant scale in key geographic markets, particularly the U.S. and Europe. The acquisition of Meda also provides Mylan with entry into a number of new and attractive emerging markets, including China, Southeast Asia, Russia, the Middle East and Mexico, complemented by Mylan’s presence in India, Brazil and Africa. Mylan and Meda have a highly complementary therapeutic presence, which will create a leading global player in respiratory / allergy, and achieve critical mass in dermatology and pain, offering greater opportunities for growth in these categories.3

The Offer provides immediate and significant value to Meda shareholders and is supported by the Meda Board of Directors (the “Meda Board”) and Meda’s two largest shareholders, representing approximately 30 percent of Meda’s outstanding shares. If the Offer is completed, Meda shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized five year total shareholder return of approximately 20.7 percent.4

Certain definitions

Mylan means Mylan N.V., or, depending on the context, the group of which Mylan is the parent company including, following completion of the Offer, Meda.

Meda means Meda Aktiebolag (publ.), corp. ID No. 556427-2812, or, depending on the context, the group of which Meda is the parent company.

Combined Company means the combination of Mylan and Meda if the Offer is completed.

Offer means Mylan’s recommended public offer to the shareholders of Meda in accordance with the terms specified in this Offer Document.

Offer Document means this offer document.

2016 Bridge Credit Agreement means the bridge credit agreement dated as of February 10, 2016 among Mylan N.V., as borrower, Mylan Inc., as guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time.

Bridge Credit Facility means the bridge credit facility made available to Mylan under the 2016 Bridge Credit Agreement.

Euroclear means Euroclear Sweden AB.

EU Prospectus means the prospectus to be issued in connection with the Offer.

New June 2016 Senior Notes refers to the $6.5 billion aggregate principal amount of Senior Notes, comprised of $1.0 billion aggregate principal amount of 2.50% Senior Notes due 2019, $2.25 billion aggregate principal amount of 3.15% Senior Notes due 2021, $2.25 billion aggregate principal amount of 3.95% Senior Notes due 2026 and $1.0 billion aggregate principal amount of 5.25% Senior Notes due 2046, issued by Mylan on June 9, 2016, in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to qualified institutional buyers in accordance with Rule 144A and to persons outside of the U.S. pursuant to Regulation S under the Securities Act, as amended.

Nasdaq Stockholm means the Swedish regulated market, Nasdaq Stockholm, or, depending on the context, its market operator Nasdaq Stockholm Aktiebolag.

Registration Statement means Mylan’s Registration Statement on Form S-4, which has been prepared in connection with the Offer.

SEC means the U.S. Securities and Exchange Commission.

SEK, EUR/€ and USD/$ mean Swedish kronor, euro and U.S. Dollar, respectively. M means millions.

Transaction means the proposed acquisition of Meda by Mylan pursuant to the Offer.

[1]	The Share Cap will be exceeded if the Offeror Average Closing Price is less than USD 30.78, based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this Offer Document) and assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer).
[2]	See, e.g., Morgan Stanley Analyst Report, “Mylan Inc.: Updating MYL stand-alone and establishing pro forma Meda deal model,” February 17, 2016.
[3]	See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.
[4]	Total shareholder return data is from Bloomberg and reflects total return (including price appreciation and reinvested dividends) as of December 31, 2015.

Summary

This summary consists of disclosure requirements known as “Elements,” which are numbered in Sections A – E (A.1 – E.7).

This summary contains all the Elements required to be included in a summary for the type of securities and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of “not applicable.”

Section A – Introduction and warnings
A.1	Introduction and warnings	This summary should be read as an introduction to this Offer Document.
Any decision to invest in the Mylan Shares being offered as part of the Offer should be based on consideration of this Offer Document as a whole by the investor.

Where a claim relating to the information in this Offer Document is brought before a court in a Member State of the European Economic Area, the plaintiff investor might, under the national legislation of that Member State, have to bear the costs of translating this Offer Document before the legal proceedings are initiated.

Civil liability in relation to this summary may attach to Mylan, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent with other parts of this Offer Document or if it does not provide, when read together with other parts of this Offer Document, key information in order to aid investors when considering whether to invest in the Mylan Shares.

A.2	Consent to the use of this Offer Document for resale or final placement of securities	Not applicable. The Offer is not being marketed by any financial intermediary.

Section B – Issuer
B.1	Legal and commercial name	Mylan’s legal and commercial name is Mylan N.V. The registration number of Mylan N.V. with the Dutch Trade register is 61036137.
B.2	Domicile and legal form	Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England and Mylan N.V. group’s global headquarters located at 1000 Mylan Blvd., Canonsburg, PA 15317 U.S.A.
B.3	Nature of operations and principal activities	Mylan is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals.[5] Mylan is committed to setting new standards in healthcare by creating better health for a better world, and Mylan’s mission is to provide the world’s 7 billion people access to high quality medicine. To do so, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership.

Mylan offers one of the industry’s broadest product portfolios, including more than 1,400 marketed products, to customers in approximately 165 countries and territories. Mylan operates a global, high quality vertically-integrated manufacturing platform, which includes more than 50 manufacturing and research and development (“R&D”) facilities around the world and one of the world’s largest active pharmaceutical ingredient (“API”) operations.[6] Mylan also operates a strong and innovative R&D

[5] See, e.g., Global Data Industry Report, “Mylan N.V. (MYL)–Financial and Strategic SWOT Analysis Review,” May 2016.
[6] See, e.g., Global Data Industry Report, “Mylan N.V. (MYL)–Financial and Strategic SWOT Analysis Review,” May 2016.

Summary

B.3	Nature of operations and principal activities, continued	network that has consistently delivered a robust product pipeline including a variety of dosage forms, therapeutic categories and biosimilars. Additionally, Mylan has a specialty pharmaceutical business that is focused on respiratory and allergy therapies.

Mylan operates in two segments, “Generics” and “Specialty.” Mylan’s Generics segment primarily develops, manufactures, sells and distributes generic or branded generic pharmaceutical products in tablet, capsule, injectable, transdermal patch, gel, cream or ointment form, as well as API. The Specialty segment engages mainly in the development and sale of branded specialty nebulized and injectable products. Mylan’s generic pharmaceutical business is conducted primarily in the U.S. and Canada (collectively, “North America”); Europe; and India, Australia, Japan, New Zealand and Brazil as well as its export activity into emerging markets (collectively, “Rest of World”). Mylan’s API business is conducted through Mylan Laboratories Limited, which is included within Rest of World in its Generics segment. Mylan’s specialty pharmaceutical business is conducted by Mylan Specialty L.P.

B.4a	Recent trends

The following general trends are applicable to Mylan. In the U.S., increased sales volumes in the generic pharmaceutical industry are due to, among other factors, Part D of the Medicare Modernization Act, under which Medicare beneficiaries are eligible to obtain prescription drug coverage from private sector providers, which may be offset by increased pricing pressures due to the enhanced purchasing power of the private sector providers that are negotiating on behalf of Medicare beneficiaries. Mylan also believes that federal or state governments will continue to enact measures aimed at reducing the cost of drugs to the public under Medicaid, a U.S. federal healthcare program. The U.S. pharmaceutical market is also undergoing, and will likely continue to undergo, rapid and significant technological changes that are expected to intensify competition. In Europe, legislative changes are expected to move all regions in Spain to INN prescribing and substitution, making pharmacists the key driver of generic usage. Under the tender system in the Netherlands and Germany, health insurers are entitled to issue invitations to tender products. Pricing pressures resulting from an effort to win the tender should drive near-term competition. In Italy, extended patent protection has resulted in slower growth in its generics market as compared to other European countries. Government initiatives to lower pricing for pharmaceutical products throughout Europe have in some cases offset Mylan’s increased sales volumes and penetration in certain growing European markets. In India, Mylan expects exports of API and generic finished dosage form (“FDF”) products will continue to increase, offset in part by increased pressure on prices driven by the intense competition in the API supply market in recent years, while in Japan, pro-generic government initiatives are expected to lead to growth in the generics market. Similarly, in Brazil, the emergence of generic drug laws has advanced growth in the generics segment of the pharmaceutical market.

For the three months ended March 31, 2016, Mylan reported total revenues of $2.19 billion, compared to $1.87 billion for the comparable prior year period. Mylan’s revenues for the three months ended March 31, 2016 were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in Europe, India and Australia. The unfavorable impact of foreign currency translation on total revenues for the three months ended March 31, 2016 was approximately $33 million, or 2 percent. As such, constant currency total revenues increased approximately $352 million, or 19 percent. The increase in constant currency total revenues was the result of constant currency third party net sales growth in Generics of 19 percent, and Specialty of 17 percent. The impact in the first quarter of 2016 from the additional two months of net sales from the non-U.S. developed markets specialty and branded generics business (the “EPD Business”) acquired from Abbott Laboratories (“Abbott”) (“incremental EPD Business sales”) compared to the first quarter of 2015, and to a lesser extent, other acquisitions and net sales from products launched since April 1, 2015 (“new products”), totaled approximately $414.8 million. On a constant currency basis, net sales from existing products decreased approximately $60 million as a result of a decrease in pricing of approximately $62 million, partially offset by an increase in volume of approximately $2 million.

Cost of sales for the three months ended March 31, 2016 was $1.28 billion, compared to $1.04 billion for the comparable prior year period. Cost of sales for the three months ended March 31, 2016 was impacted by purchase accounting related amortization of acquired intangible assets of approximately $243.6 million, acquisition related costs of approximately $18.5 million and restructuring and other special items of approximately $15.2 million. The prior year comparable period cost of sales included similar purchase accounting related amortization of approximately $140.2 million, acquisition related costs of approximately $12.3 million and restructuring and other special items of approximately $8.0 million. Gross profit for the three months ended March 31, 2016 was $907.0 million, and gross margins were 41.4 percent. For the three months ended March 31, 2015, gross profit was $830.1 million, and gross margins were 44.4 percent. Excluding purchase accounting related amortization, acquisition related costs and restructuring and other special items, adjusted gross margins were approximately 54 percent for the three months ended March 31, 2016, as compared to approximately 53 percent for the three months ended March 31, 2015.

Summary

B.4a	Recent trends, continued

From time to time, a limited number of Mylan’s products may represent a significant portion of its net sales, gross profit and net earnings. Generally, this is due to the timing of new product launches and the amount, if any, of additional competition in the market. Mylan’s top ten products in terms of sales, in the aggregate, represented approximately 26 percent and 27 percent of Mylan’s total revenues for the three months ended March 31, 2016 and 2015, respectively.

For the three months ended March 31, 2016, Generics third party net sales were $1.93 billion, compared to $1.64 billion for the comparable prior year period, an increase of $284.7 million, or 17.3 percent. In the Generics segment, the unfavorable impact of foreign currency translation on third party net sales for the three months ended March 31, 2016 was approximately $33 million, or 2 percent. As such, constant currency third party net sales increased by approximately $317 million, or 19 percent when compared to the prior year period. Third party net sales from North America were $919.7 million for the three months ended March 31, 2016, compared to $855.0 million for the comparable prior year period, representing an increase of $64.7 million, or 7.6 percent. The increase in current quarter third party net sales was principally due to net sales from new products, and to a lesser extent, the incremental EPD Business sales, totaling approximately $135 million, offset by lower pricing and volumes on existing products. Third party net sales from Europe were $587.7 million for the three months ended March 31, 2016, compared to $406.2 million for the comparable prior year period, an increase of $181.5 million, or 44.7 percent. This increase was primarily the result of the incremental EPD Business sales, and to a lesser extent, net sales from new products, totaling approximately $191 million in the first quarter of 2016. Higher volumes on existing products, primarily in France, were offset by lower pricing throughout Europe as a result of government-imposed pricing reductions and competitive market conditions. In Rest of World, third party net sales were $420.8 million for the three months ended March 31, 2016, compared to $382.3 million for the comparable prior year period, an increase of $38.5 million, or 10.1 percent. This increase was primarily driven by the impact of the incremental EPD Business sales and sales by the female healthcare businesses acquired from Famy Care Limited (such businesses “Jai Pharma Limited”), and to a lesser extent, new product launches across the region, totaling $89 million, as well as higher volumes in Japan and Australia. These increases were partially offset by lower pricing throughout the region and a decrease in third party net sales volumes from Mylan’s operations in India, in particular, the anti-retroviral (“ARV”) franchise.

For the three months ended March 31, 2016, Specialty reported third party net sales of $247.9 million, an increase of $36.8 million, or 17.4 percent, from $211.1 million for the comparable prior year period. The increase was primarily the result of higher volumes of the EpiPen® Auto-Injector, which is used in the treatment of severe allergic reactions (anaphylaxis), and higher sales of the Perforomist® Inhalation Solution.

Mylan’s operating expenses primarily consist of R&D expenses, selling, general and administrative expense (“SG&A”) and litigation settlements. R&D expense for the three months ended March 31, 2016 was $253.6 million, compared to $169.9 million for the comparable prior year period, an increase of $83.7 million. In the first quarter of 2016, Mylan made an upfront payment to Momenta for $45 million related to the collaboration agreement entered into on January 8, 2016. R&D expense also increased due to the impact of the EPD Business. In addition, R&D increased due to the continued development of Mylan’s respiratory, insulin and biologics programs as well as the timing of internal and external product development projects. SG&A for the three months ended March 31, 2016 was $549.3 million, compared to $483.2 million for the comparable prior year period, an increase of $66.1 million. The increase in SG&A is primarily due to the additional two months of expense related to the EPD Business, which increased SG&A by approximately $67 million. During the three months ended March 31, 2016 and 2015, Mylan recorded a $1.5 million gain, net, and a $17.7 million charge, net, respectively, in the prior year period for litigation settlements. In the three months ended March 31, 2016, the gain was primarily related to the settlement of an intellectual property matter. In the prior year period, the charge was primarily related to the settlement of an antitrust matter.

The financial information above was derived from Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and is unaudited.
B.5	Group	Mylan is the parent company of the Mylan group. Mylan has 170 subsidiaries in 43 countries as of December 31, 2015. Mylan’s financial results are reported on a consolidated basis with those of its subsidiaries.

Summary

B.6	Major shareholders, etc.	The following table lists the names of shareholders known to Mylan to beneficially own more than five percent of the outstanding Mylan Shares as of June 9, 2016 (based on 508,364,554 Mylan Shares issued and outstanding as of such date):

		Name of beneficial owners	Number of shares beneficially owned	Percentage of shares and votes beneficially owned
		Subsidiaries of Abbott Laboratories(1)	69,750,000(2)	13.7%
		Wellington Management Company LLP and affiliates	44,793,344(3)	8.8%
		BlackRock, Inc.	33,735,289(4)	6.6%

(1)    Abbott and its subsidiaries that own Mylan Shares are subject to the terms of the shareholder agreement (the “Abbott Shareholder Agreement”), dated February 27, 2015, by and among Mylan, Abbott, Laboratoires Fournier S.A.S. (“Abbott France”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), and Abbott Investments Luxembourg S.à.r.l. (“Abbott Luxembourg” and, together with Abbott France and Abbott Gibraltar, the “Abbott Subsidiaries”). According to Item 4 of the Schedule 13D/A filed by Abbott on August 10, 2015, Abbott Gibraltar distributed 62,782,018 Mylan Shares to Abbott Products (“Abbott Products”), on July 28, 2015 (the “Distribution”). Contemporaneously with the Distribution, Abbott Products became a party to the Abbott Shareholder Agreement by executing a joinder agreement thereto. As a result of the Distribution, Abbott Gibraltar no longer beneficially owns any Mylan Shares. The Abbott Shareholder Agreement will terminate when Abbott no longer beneficially owns any of the Mylan Shares issued to it in connection with Mylan’s acquisition of the EPD Business (together with Mylan’s acquisition of Mylan Inc., the “EPD Transaction”). So long as Abbott beneficially owns at least five percent of the Mylan Shares, Abbott is required to vote each Mylan voting security (a) in favor of all those persons nominated and recommended to serve as directors of Mylan’s board of directors (the “Mylan Board”) or any applicable committee thereof and (b) with respect to any other action, proposal, or matter to be voted on by the shareholders of Mylan (including through action by written consent), in accordance with the recommendation of the Mylan Board or any applicable committee thereof. However, Abbott is free to vote at its discretion in connection with any proposal submitted for a vote of the Mylan shareholders in respect of (a) the issuance of equity securities in connection with any merger, consolidation, or business combination of Mylan, (b) any merger, consolidation, or business combination of Mylan, or (c) the sale of all or substantially all the assets of Mylan, except where such proposal has not been approved or recommended by the Mylan Board, in which event Abbott must vote against the proposal.

(2)    Based on Schedule 13D/A filed by Abbott, Abbott Luxembourg and Abbott Products with the SEC on August 10, 2015, Abbott has sole voting power over 0 shares, shared voting power over 69,750,000 shares, sole dispositive power over 0 shares, and shared dispositive power over 69,750,000 shares; Abbott France has sole voting power, shared voting power, sole dispositive power and shared dispositive power over 0 shares; Abbott Luxembourg has sole voting power over 0 shares, shared voting power over 6,967,982 shares, sole dispositive power over 0 shares, and shared dispositive power over 6,967,982 shares; and Abbott Products has sole voting power over 0 shares, shared voting power over 62,782,018 shares, sole dispositive power over 0 shares, and shared dispositive power over 62,782,018 shares.

(3)   Based on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 11, 2016, Wellington Management Group LLP has sole voting power over 0 shares, shared voting power over 13,546,750 shares, sole dispositive power over 0 shares, and shared dispositive power over 44,793,344 shares; Wellington Group Holdings LLP has sole voting power over 0 shares, shared voting power over 13,546,750 shares, sole dispositive power over 0 shares, and shared dispositive power over 44,793,344 shares; Wellington Investment Advisors Holdings LLP has sole voting power over 0 shares, shared voting power over 13,546,750 shares, sole dispositive power over 0 shares, and shared dispositive power over 44,793,344 shares; and Wellington Management Company LLP has sole voting power over 0 shares, shared voting power over 12,489,471 shares, sole dispositive power over 0 shares, and shared dispositive power over 42,867,413 shares. Based on the Schedule 13G/A, the securities as to which the Schedule 13G/A was filed are owned of record by clients of one or more investment advisers identified therein directly or indirectly owned by Wellington Management Group LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(4)   Based on Schedule 13G filed by BlackRock, Inc. with the SEC on February 9, 2016, BlackRock, Inc. has sole voting power over 30,656,253 shares, shared voting power over 0 shares, sole dispositive power over 33,735,289 shares, and shared dispositive power over 0 shares.

		All shares in Mylan’s capital carry one vote, so all shareholders have a number of voting rights equal to the number of shares that they hold.
B.7	Selected historical financial information	The following table sets forth the selected historical financial information of Mylan as of and for each of the years in the three-year period ended December 31, 2015 and as of and for the three months ended March 31, 2016 and 2015. The selected historical financial information as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from Mylan’s audited consolidated financial statements. The unaudited selected historicial financial information as of and for the three months ended March 31, 2016 and 2015 has been derived from Mylan’s unaudited condensed consolidated financial statements which include, in the opinion of Mylan’s management, all normal and recurring adjustments that are necessary for the fair presentation of the results for such interim periods and dates. The historical consolidated financial statements of Mylan are prepared in accordance with U.S. GAAP. Mylan N.V. is considered the successor to Mylan Inc., and the information set forth below refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015. On February 27, 2015, Mylan completed the acquisition of the EPD Business. The results of the EPD Business’s operations have been included in Mylan’s consolidated financial statements since the acquisition date. The selected historical financial information may not be indicative of the future performance of Mylan.
		There has been no material change in the Mylan group’s financial or trading position since March 31, 2016.

Summary

B.7	Selected historical financial information, continued		(Unaudited) Three Months Ended March 31,		Year Ended December 31,
		(USD, in millions, except per share amounts)	2016	2015	2015	2014	2013

		Selected Statements of Operations Data:
		Total revenues	$2,191.3	$1,871.7	$9,429.3	$7,719.6	$6,909.1
		Cost of sales	1,284.3	1,041.6	5,213.2	4,191.6	3,868.8

		Gross profit	907.0	830.1	4,216.1	3,528.0	3,040.3
		Operating expenses	801.4	670.8	2,755.2	2,175.4	1,904.8

		Earnings from operations	105.6	159.3	1,460.9	1,352.6	1,135.5
		Interest expense	70.3	79.5	339.4	333.2	313.3
		Other expense (income), net	16.3	18.5	206.1	44.9	74.9

		Earnings before income taxes and noncontrolling interest	19.0	61.3	915.4	974.5	747.3
		Income tax provision	5.1	4.7	67.7	41.4	120.8
		Net earnings attributable to the noncontrolling interest	–	–	(0.1)	(3.7)	(2.8)

		Net earnings attributable to Mylan N.V. ordinary shareholders	$13.9	$56.6	$847.6	$929.4	$623.7

		Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
		Basic	$0.03	$0.14	$1.80	$2.49	$1.63
		Diluted	$0.03	$0.13	$1.70	$2.34	$1.58
		Weighted average ordinary shares outstanding:
		Basic	489.8	418.0	472.2	373.7	383.3
		Diluted	509.6	443.8	497.4	398.0	394.5

		(USD, in millions)
		Selected Balance Sheet data:
		Total current assets	$6,627.6	$7,426.4	$6,472.7	$6,441.2	$4,471.2
		Total assets	22,644.1	22,123.8	22,267.7	15,820.5	15,294.8
		Total current liabilities	3,959.4	5,228.0	4,122.2	5,304.0	2,964.0
		Total equity	10,274.9	9,093.2	9,765.8	3,276.0	2,959.9
		Total liabilities and equity	$22,644.1	$22,123.8	$22,267.7	$15,820.5	$15,294.8

		(USD, in millions)
		Selected Cash Flow data:
		Net cash provided by operating activities	$80.5	$267.0	$2,008.5	$1,014.8	$1,106.6
		Net cash used in investing activities	(160.0)	(87.5)	(1,569.7)	(800.3)	(1,868.8)
		Net cash provided by (used in) financing activities	30.5	(109.0)	604.8	(267.4)	692.9
		Effect on cash of changes in exchange rates	12.4	(18.8)	(33.1)	(12.9)	10.6

		Net (decrease) increase in cash and cash equivalents	(36.6)	51.7	1,010.5	(65.8)	(58.7)
		Cash and cash equivalents – beginning of period	1,236.0	225.5	225.5	291.3	350.0

		Cash and cash equivalents – end of period	$1,199.4	$277.2	$1,236.0	$225.5	$291.3

		(USD, in millions)
		Selected Comprehensive Earnings data:
		Net earnings attributable to Mylan N.V. ordinary shareholders	$13.9	$56.6	$847.7	$933.1	$626.5
		Other comprehensive earnings (loss), net of tax	473.8	(623.9)	(777.3)	(746.9)	(153.6)
		Comprehensive earnings attributable to the noncontrolling interest	–	–	(0.1)	(3.7)	(2.8)

		Comprehensive earnings (loss) attributable to Mylan N.V. ordinary shareholders	$487.7	$(567.3)	$70.3	$182.5	$470.1

			Three Months Ended March 31,		Year Ended December 31,
		Key Ratios	2016	2015	2015	2014	2013

		Gross margin	41.4%	44.4%	44.7%	45.7%	44.0%
		Operating margin	4.8%	8.5%	15.5%	17.5%	16.4%

Summary

B.8	Selected unaudited pro forma financial information	The following selected unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda pursuant to the Offer, both of which are accounted for under the acquisition method of accounting in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, Business Combinations, with Mylan as the acquirer. The consolidated financial statements of Mylan and the EPD Business are prepared in accordance with U.S. GAAP with all amounts stated in U.S. Dollars. The consolidated financial statements of Meda are prepared in accordance with IFRS and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) as adopted by the European Union (the “EU”), the Swedish Annual Accounts Act and the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups, with all amounts presented in Swedish kronor. The selected unaudited pro forma financial information has been prepared in accordance with U.S. GAAP. The selected unaudited pro forma condensed combined balance sheet as of March 31, 2016 is based on the unaudited condensed consolidated balance sheet of Mylan as of March 31, 2016 and the unaudited consolidated balance sheet of Meda as of March 31, 2016, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation, and has been prepared to reflect the proposed acquisition of Meda as if it had occurred on March 31, 2016. The selected unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 are based on the unaudited condensed consolidated statement of operations of Mylan for the three months ended March 31, 2016, the audited consolidated statement of operations of Mylan for the year ended December 31, 2015, the unaudited consolidated income statement of Meda for the three months ended March 31, 2016, the audited consolidated income statement of Meda for the year ended December 31, 2015, with each such consolidated income statement of Meda converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation, and the unaudited EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the EPD Business, and has been prepared to reflect the acquisition of the EPD Business and the proposed acquisition of Meda as if each had occurred on January 1, 2015. The selected unaudited pro forma financial information reflects only pro forma adjustments that are factually supportable and directly attributable to the acquisition of the EPD Business and the proposed acquisition of Meda and, with respect to the selected unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of the Combined Company.

The selected unaudited pro forma financial information has been derived from the more detailed unaudited pro forma financial information appearing elsewhere in this Offer Document and the related notes thereto.

The selected unaudited pro forma financial information is for illustrative purposes only. It does not purport to indicate the results that would have actually been attained had the acquisition of the EPD Business and the proposed acquisition of Meda been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price for Meda using its best estimates of fair value. Such estimates are preliminary and subject to further adjustments, which could be material. To the extent there are significant changes to the Meda business, the assumptions and estimates herein could change significantly. Due to its nature, the selected unaudited pro forma financial information addresses a hypothetical situation and does not therefore represent Mylan or the Combined Company’s actual financial position or results.

		The selected unaudited pro forma financial information has been prepared assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer.

		Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information

			March 31, 2016
		(USD, in millions)	Mylan	Meda	Pro forma adjustments	Pro forma combined
		Total assets	$22,644.1	$7,312.2	$ 6,212.8	$36,169.1
		Long-term debt, including current portion	7,408.2	2,757.2	6,429.9	16,593.3
		Total liabilities	12,369.2	4,716.8	7,631.9	24,717.9
		Total equity	10,274.9	2,595.4	(1,419.1)	11,451.2

Summary

B.8	Selected unaudited pro forma financial information, continued	Selected Unaudited Pro Forma Condensed Combined Statements of Operations Information

				Three Months Ended March 31, 2016
		(USD, in millions, except per share amounts)		Mylan	Meda	Pro forma adjustments	Pro forma combined
		Total revenues		$2,191.3	$510.7	$ (14.3)	$2,687.7
		Cost of sales		1,284.3	279.2	5.4	1,568.9
		Gross profit		907.0	231.5	(19.7)	1,118.8
		Operating expenses		801.4	191.7	(24.3)	968.8
		Other expense, net		86.6	28.0	(54.1)	168.7
		Earnings before income taxes and noncontrolling interest		19.0	11.8	(49.5)	(18.7)
		Income tax (benefit) provision		5.1	(21.9)	(9.9)	(26.7)
		Net earnings attributable to Mylan N.V. ordinary shareholders		13.9	33.7	(39.6)	8.0
		Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
		Basic		$0.03	$0.09		$0.02
		Diluted		$0.03	$0.09		$0.01

			Year Ended December 31, 2015
		(USD, in millions, except per share amounts)	Mylan	EPD Business	Meda	Pro forma adjustments	Pro forma combined
		Total revenues	$9,429.3	$247.0	$2,296.5	$(42.8)	$11,930.0
		Cost of sales	5,213.2	90.3	1,225.2	196.7	6,725.4
		Gross profit	4,216.1	156.7	1,071.3	(239.5)	5,204.6
		Operating expenses	2,755.2	109.0	763.8	(86.0)	3,542.0
		Other expense, net	545.5	–	158.4	245.5	949.4
		Earnings before income taxes and noncontrolling interest	915.4	47.7	149.1	(399.0)	713.2
		Income tax (benefit) provision	67.7	8.7	17.1	(80.8)	12.7
		Net earnings attributable to Mylan N.V. ordinary shareholders	847.6	39.0	132.0	(318.2)	700.4
		Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
		Basic	$1.80		$0.36		$1.35
		Diluted	$1.70		$0.36		$1.29
B.9	Profit forecast	Mylan’s adjusted diluted EPS for the year ending December 31, 2016 is expected to be in the range of $4.85 to $5.15.
B.10	Qualification of audit report	Not applicable. The auditors have not qualified their reports on the historical financial information included in, or incorporated by reference into, this Offer Document.
B.11	Insufficient working capital	Not applicable. Mylan is of the opinion that Mylan N.V. and its subsidiaries have, and following the completion of the Transaction, the Combined Company will have, sufficient working capital for their present requirements, that is for at least the twelve month period following the date of publication of this Offer Document.

Section C – Securities
C.1	Securities being offered and admitted to trading	The Mylan Shares are ordinary registered shares in book-entry form in Mylan’s capital, each with a nominal value of €0.01 per share. The Mylan Shares are listed on NASDAQ and the Tel Aviv Stock Exchange (“TASE”), in each case under the symbol “MYL.” The CUSIP (Committee on Uniform Securities Identification Procedures) number for the Mylan Shares is N59465109. The ISIN code is NL0011031208.
C.2	Currency	The Mylan Shares are listed and traded on NASDAQ and the TASE in U.S. Dollars. The nominal value of Mylan’s ordinary shares and preferred shares is in Euros.
C.3	Number of shares in the issuer

Pursuant to Mylan’s Articles of Association (the “Mylan Articles”), the authorized share capital of Mylan consists of 2,400,000,000 shares, divided into 1,200,000,000 Mylan Shares and 1,200,000,000 preferred shares, each with a nominal value of €0.01. The aggregate nominal value for Mylan’s authorized share capital is €24,000,000.

As of March 31, 2016, there were 491,359,852 Mylan Shares issued and outstanding, each with a nominal value of €0.01. As of March 31, 2016, all Mylan Shares were fully paid up. There were no issued and outstanding Mylan preferred shares as of March 31, 2016.

Summary

C.4	Rights attached to the securities	Mylan Shares carry a pre-emptive right with respect to issuances of Mylan Shares in proportion to the aggregate amount of the Mylan Shares held by the relevant shareholder. Mylan Shares carry no pre-emptive right with respect to issuances of preferred shares in Mylan’s capital. Also, no pre-emptive right exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of Mylan or Mylan’s group companies, or (iii) to a party exercising a previously acquired right to subscribe for shares. Until February 27, 2020, the Mylan Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including subscription rights thereto) that the Mylan Board is authorized to resolve upon. From and after February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any share issuance (including subscriptions rights thereto) for shares pursuant to a resolution of Mylan’s general meeting (the “General Meeting”) upon a proposal duly made by the Mylan Board, or pursuant to a resolution of the Mylan Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to it by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.
Each of Mylan’s shares (both ordinary and preferred) confers the right to cast one vote at the General Meeting.

Subject to certain restrictions of Dutch law, ordinary shares in Mylan’s capital also carry an entitlement to distributions of profits, profits from reserves and distributions of liquidation proceeds. In respect of a distribution of profits or liquidation proceeds, if preferred shares in Mylan’s capital have been issued, a preferential distribution shall first be made on those preferred shares, as specified by the Mylan Articles.

C.5	Restrictions on the free transferability	Not applicable to Mylan Shares. The Mylan Shares are listed on NASDAQ and the TASE and are transferable under the Mylan Articles. A transfer of Mylan preferred shares requires the approval of the Mylan Board.
C.6	Admission to trading	The Mylan Shares are listed on NASDAQ and the TASE, in each case under the symbol “MYL.” The Mylan Shares are not, and there is no intention for them to be, admitted to listing and trading on a regulated market in the European Economic Area.
C.7	Dividend policy	Mylan did not pay dividends in 2015, 2014 or 2013 and Mylan does not intend to pay dividends on the Mylan Shares in the near future. In the event that a dividend will be distributed, Mylan’s profits as they appear from the adopted annual accounts will be distributed as follows:

• first, if preferred shares in Mylan’s capital are outstanding, a dividend is distributed to those preferred shares in accordance with the Mylan Articles;
• second, the Mylan Board will determine which part of the profits remaining after such distribution on the preferred shares, if applicable, will be reserved; and

•   third, to the extent not distributed as a dividend in respect of Mylan’s preferred shares and/or reserved as described above, the profits will be available for distribution to holders of Mylan Shares, provided that any such distribution must be authorized by the Mylan Board.

Interim dividends may be declared as provided in the Mylan Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Should at some future date a dividend be paid, the Mylan Shares issued in connection with the Offer would be entitled to such dividend, provided that the record date for such dividend occurs after the settlement of the Offer.

Section D – Risks
D.1	Key risks specific to the issuer or the industry	An acceptance of the Offer and ownership of Mylan Shares is associated with certain risks relating to Mylan following completion of the Offer. Meda shareholders should carefully consider the risk factors set forth in this Offer Document. These risks include the following key risks related to the industry and Mylan’s operations and financial condition:

•   Abbott’s subsidiaries that hold Mylan shares are collectively a significant beneficial shareholder of Mylan’s and the presence of a significant beneficial shareholder may affect the ability of Mylan’s other shareholders to exercise influence over Mylan, especially in light of certain voting obligations under the Abbott Shareholder Agreement.

•   Mylan expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws (including under applicable income tax treaties), regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the EPD Transaction, may materially adversely affect Mylan.

Summary

D.1	Key risks specific to the issuer or the industry, continued

•   Mylan has grown at a very rapid pace and expects to aggressively pursue additional acquisition opportunities that make financial and strategic sense for Mylan. Mylan’s inability to effectively manage or support this growth may have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

•   Current and changing economic conditions have led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third party payor coverage or reimbursement in the foreseeable future, which could result in reduced spending on healthcare, including but not limited to pharmaceutical products, which may negatively impact Mylan’s sales, drive Mylan and its competitors to decrease prices, reduce customer’s ability to pay and/or result in reduced demand for Mylan’s products.

• Mylan may decide to sell assets, which could adversely affect its prospects and opportunities for growth.

•   The pharmaceutical industry is heavily regulated and Mylan faces significant costs and uncertainties associated with its efforts to comply with applicable laws and regulations. For example, if any regulatory body were to delay, withhold, or withdraw approval of an application; require a recall or other adverse product action; require one of Mylan’s manufacturing facilities to cease or limit production; or suspend, vary, or withdraw related marketing authorization, Mylan’s business could be adversely affected. Delay and cost in obtaining U.S. Food and Drug Administration or other regulatory approval to manufacture at a different facility also could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

• If Mylan is unable to successfully introduce new products in a timely manner, its future revenue and profit may be adversely affected.

•   The development, approval process, manufacture and commercialization of biosimilar products involve unique challenges and uncertainties, and Mylan’s failure to successfully introduce biosimilar products could have a negative impact on Mylan’s business and future operating results.

• Mylan’s business is highly dependent upon market perceptions of Mylan, its brands, and the safety and quality of its products, and may be adversely impacted by negative publicity or findings.

•   Both Mylan’s generics and specialty businesses develop, formulate, manufacture, or in-license and market products that are subject to economic risks relating to intellectual property rights, competition, and market unpredictability.

• A relatively small group of products may represent a significant portion of Mylan’s revenues, gross profit, or net earnings from time to time.

•   A significant portion of Mylan’s revenues is derived from sales to a limited number of customers. If Mylan were to experience a significant reduction in or loss of business with one or more such customers, or if one or more such customers were to experience difficulty in paying Mylan on a timely basis, Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price could be materially adversely affected.

• Mylan expends a significant amount of resources on research and development efforts that may not lead to successful product introductions.
• Mylan is involved in various legal proceedings and certain government inquiries and may experience unfavorable outcomes of such proceedings or inquiries.
D.3	Key risks specific to the securities	An acceptance of the Offer and ownership of Mylan Shares following completion of the Offer is also subject to risks related to the Mylan securities. These risks include the following key risks related to the industry and Mylan’s operations and financial condition, some of which apply primarily prior to the completion of the Offer:

•   The value of the share portion of the Offer Consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate.

• The Offer may not be completed on the terms or timeline currently contemplated, or at all.

•   Mylan must obtain required approvals and consents to consummate the Offer, which, if delayed or not granted, may jeopardize or delay the completion of the Offer, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the Offer.

• The Mylan Shares to be received by Meda shareholders in connection with the Offer will have different rights from the Meda shares.
• If completed, the Offer may not achieve the intended benefits or may disrupt Mylan’s plans and operations.

•   While Mylan currently expects the Offer to be immediately accretive to its adjusted annual earnings per share following its completion, a decrease or delay in the expected accretive effect of the Offer to Mylan’s annual adjusted earnings per share may negatively affect the market price of Mylan Shares.

•   Mylan will have significant additional indebtedness which could adversely affect Mylan’s financial condition, prevent Mylan from fulfilling its obligations with respect to such indebtedness and impose other financial and operating restrictions on Mylan. Any refinancing of this debt could bear significantly higher interest rates.

Summary

Section E – Offer
E.1	Net proceeds and expenses	As the Mylan Shares to be issued in connection with the Offer (plus cash consideration) will be exchanged for the outstanding Meda shares, there will be no proceeds received by Mylan as a result of the Offer.

The total estimated transaction costs expected to be incurred in connection with the Transaction are approximately $153.0 million. Of that total, approximately $119.7 million of transaction costs are expected to be incurred by Mylan and approximately $33.3 million are expected to be incurred by Meda. Transaction costs include investment banking, advisory, legal, valuation, Bridge Credit Facility fees and other professional fees necessary to complete the Transaction.

E.2a	Reasons for the Offer, use of proceeds	Mylan believes the Transaction has a compelling strategic fit. In an environment where scale and reach are becoming increasingly important, a combination of Mylan and Meda will create a platform for sustainable, long-term growth:

•  The Combined Company will be a global pharmaceutical leader that is even more diversified, with a stronger presence across geographies, therapeutic categories and channels, and with the enhanced breadth, scale and diversity to drive durable growth for the long term.[7]

•  Following completion of the Transaction, the Combined Company will have an enhanced financial profile with approximately USD 11.8 billion in combined 2015 sales, approximately $1.2 billion in combined 2015 operating income and combined 2015 adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) of approximately USD 3.8 billion.[8]

• The Combined Company will have a balanced portfolio of more than 2,000 products across the branded/specialty, generics and OTC segments, sold in more than 165 markets around the world.

•  The Transaction will build on Mylan’s recent acquisition of the EPD Business to create an unparalleled European platform for growth – one that is well-positioned to succeed in this dynamic and challenging region.[9] The Transaction also consolidates EpiPen® Auto-Injector in Europe, providing greater opportunities to build the brand in this region.

• The Transaction delivers on Mylan’s long-stated commitment to develop a substantial presence in the OTC segment, by creating an approximately USD 1 billion global OTC business at close.

•  Mylan’s and Meda’s complementary therapeutic presence will create a scale player in respiratory / allergy, dermatology and pain products, providing greater opportunities for growth in these areas and maximizing the potential of future product launches.

•  By offering one of the industry’s broadest portfolios of products across all customer channels (e.g., specialty, generics and OTC),[10] the Combined Company will be well-positioned to deliver greater value to customers, which is increasingly important in light of the evolving payor and distributor environment. The combined portfolio will be supported by an expansive global commercial infrastructure, with sales representatives operating in 60 countries. The Combined Company will retain significant control over its supply chain, operating one of the industry’s most extensive and highest-quality manufacturing and research and development platforms with approximately 60 facilities.[11]

•  Substantial pre-tax annual operational synergies of approximately $350 million by year four after completion of the Offer are expected to be realized as a result of savings associated with integration and optimization across cost components and functions, and through leveraging opportunities of the combined commercial platform. Components of these synergies include: (1) optimization of the combined commercial platform, (2) optimization of cost of goods sold (“COGS”) through world-class supply chain, vertical integration and global sourcing excellence, (3) elimination of redundant general and administrative costs, including public company costs, and (4) cross-fertilization opportunities of the combined product portfolio.

[7] See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.

[8]     Combined company figures are unaudited and represent an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as adopted by the EU and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda). The stated figure, combined 2015 adjusted EBITDA of approximately USD 3.8 billion, reflects the sum of Mylan’s 2015 EBITDA excluding certain items, primarily related to share-based compensation, litigation settlements, restructuring and other special items and Meda’s 2015 EBITDA excluding certain items, primarily related to restructuring and the divestment of the manufacturing unit Euromed in Spain.

[9] See, e.g., JP Morgan Analyst Report, “Mylan NV: Thought Post Selloff and Mgmt Meeting Takeaways, Remain OW,” February 12, 2016.
[10] See, e.g., JP Morgan Analyst Report, “Mylan NV: Meda Deal Strategically Attractive Despite Substantial Premium,” February 11, 2016.
[11] See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.

Summary

E.2a	Reasons for the Offer, use of proceeds, continued

•   Although the Transaction is not expected to be immediately accretive on a U.S. GAAP basis, the Transaction is expected to be immediately accretive to Mylan’s adjusted earnings, with accretion to adjusted earnings increasing significantly after the first full year (2017) as synergies are realized. While Mylan has not forecasted the accretion/dilution opportunity for 2017 U.S. GAAP diluted EPS due primarily to the difficulty and uncertainty of making accurate and detailed forecasts for a financial period that has not commenced and projections of purchase accounting-related amounts and that the historical financial statements of Meda are not prepared on a U.S. GAAP basis, on an adjusted basis the transaction creates an opportunity to achieve $0.35 to $0.40 adjusted diluted EPS accretion in 2017 and to accelerate achievement of Mylan’s previously stated $6.00 in adjusted diluted EPS target in 2017 versus 2018.[12]

•   While Mylan has not forecasted a pro forma U.S. GAAP leverage ratio at closing due primarily to the difficulty of estimating debt levels for both Mylan and Meda at closing due to uncertainty regarding the impact of other potential acquisition activity and the timing of closing and that the historical financial statements of Meda are not prepared on a U.S. GAAP basis, on an adjusted basis, Mylan’s pro forma leverage at close is expected to be approximately 3.8x debt-to-adjusted EBITDA. Based upon historical levels of operating cash flow for Mylan and Meda, the Combined Company is expected to generate significant operating cash flow on a U.S. GAAP basis and the significant adjusted free cash flows generated by the Combined Company will allow for rapid deleveraging. As a result, Mylan will retain ample financial flexibility to pursue additional external opportunities.

Mylan believes that the Offer is compelling given that:

• the Offer Consideration represents a meaningful premium for Meda shareholders;

•   at announcement, the total enterprise value of the Offer for all Meda shares, including Meda net debt, was approximately SEK 83.6 billion or USD 9.9 billion, which represents a multiple of approximately 8.9x 2015 adjusted EBITDA with synergies;[13]

•   if the Offer is completed, Meda shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized five year total shareholder return of approximately 20.7 percent,[14] and

• the Offer is fully financed and not conditional on further due diligence.

In addition to the compelling value to shareholders, the acquisition of Meda by Mylan would offer substantial benefits to the other stakeholders of both companies. For example, the combination would provide a broader variety of opportunities to employees. The position of creditors, customers and suppliers would also be enhanced by the Combined Company’s scale and significant cash flows, and patients would receive improved access to high-quality medicine through increased scale across geographies and robust capabilities to drive innovation.
The financial information included above is unaudited.

[12]    Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance. Adjusted diluted EPS is a non-GAAP measure and is calculated as U.S. GAAP diluted earnings per share adjusted for certain items, including purchase accounting related amortization; litigation settlements, net; interest expense, primarily non-cash accretion and certain other financing related costs; clean energy investments pre-tax loss; acquisition related costs; certain milestone payments; restructuring and other special items; and tax effect of the above items and other income tax related items.

[13]    The total Offer enterprise value (including Meda net debt) of approximately SEK 83.6 billion or USD 9.9 billion is based on (1) a Mylan Share closing price of USD 50.74 as of February 9, 2016 (the latest practicable trading day for Mylan Shares prior to the announcement of the Offer), (2) the Announcement Exchange Rate, (3) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this Offer Document) and (4) net debt of Meda of SEK 23.3 billion as of December 31, 2015.

[14] Total shareholder return data is from Bloomberg and reflects total return (including price appreciation and reinvested dividends) as of December 31, 2015.
E.3	Terms and conditions of the Offer	The Offer Consideration consists of:
• in respect of 80 percent of the number of Meda shares tendered by each Meda shareholder, SEK 165 in cash per Meda share; and
• in respect of the remaining 20 percent of the number of Meda shares tendered by each Meda shareholder:

(i)  if the Offeror Average Closing Price is greater than USD 50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;

(ii) if the Offeror Average Closing Price is greater than USD 30.78 and less than or equal to USD 50.74, 0.386 Mylan Shares per Meda share; or

(iii)if the Offeror Average Closing Price is less than or equal to USD 30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share (based on the Announcement Exchange Rate) in a combination of cash and Mylan Shares.

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer Consideration as described above (i.e. the 20 percent set out above), (b) increase the cash portion of the Offer Consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer Consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing.

Summary

E.3	Terms and conditions of the Offer, continued

The table below sets forth illustrative examples of the Offer Consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices (subject to the treatment of fractional shares described below):

		Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares(2)	Equivalent Value of Share Consideration (SEK)(3)	Total Consideration (SEK)(4)	Average Total Consideration Per Meda Share (SEK)(5)
		60.00	13,200.00	6.54	3,300.00	16,500.00	165.00
		55.00	13,200.00	7.13	3,300.00	16,500.00	165.00
		50.00	13,200.00	7.72	3,248.50	16,448.50	164.48
		45.00	13,200.00	7.72	2,923.65	16,123.65	161.24
		40.00	13,200.00	7.72	2,598.80	15,798.80	157.99
		35.00	13,200.00	7.72	2,273.95	15,473.95	154.74
		30.00(6)	13,200.00	7.92	2,000.00	15,200.00	152.00
		25.00(6)	13,200.00	9.51	2,000.00	15,200.00	152.00

		(1) Calculated as the product of (i) 80 Meda shares and (ii) SEK 165.
		(2) Calculated as the product of (i) 20 Meda shares and (ii) the applicable number of Mylan Shares per Meda share at the stated Offeror Average Closing Price.
		(3) Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
		(4) Calculated as the sum of (i) the Cash Consideration and (ii) the Equivalent Value of Share Consideration.
		(5) Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.

(6)    Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this Offer Document), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer). The figures shown assume that Mylan does not adjust the Offer Consideration.

		If Meda pays dividends or makes any other distributions to its shareholders with a record date occurring prior to the settlement of the Offer, or issues new shares (or takes any similar corporate action) resulting in a reduction of the value per share in Meda prior to the settlement of the Offer, the Offer Consideration will be reduced accordingly. The reduction shall first be made against the cash portion of the Offer Consideration. Mylan reserves the right to determine whether this price adjustment mechanism or condition (vii) to the completion of the Offer shall be invoked (see E.3 below). Notwithstanding the foregoing in this paragraph, Meda will be permitted to pay in 2016 its regular annual cash dividend in respect of Meda shares not exceeding SEK 2.50 per Meda share, with declaration, record and payment dates consistent with past practice, and such regular annual cash dividend shall not reduce the Offer Consideration. Meda declared its regular annual dividend of SEK 2.50 per Meda share on April 14, 2016.

For each directly registered Meda shareholder, the total number of Meda shares tendered by such shareholder will be multiplied by 0.20 (subject to adjustment in the event Mylan adjusts the Offer Consideration if the Share Cap is exceeded). The number of Meda shares resulting from the multiplication will be rounded up to the nearest whole Meda share and tendered in exchange for Mylan Shares. The remaining number of Meda shares that such shareholder tendered will be rounded down to the nearest whole Meda share and tendered in exchange for cash. The Offer can be accepted for each Meda shareholder’s entire holding of Meda shares, even if such Meda shares do not correspond to a whole number of Mylan Shares.

Only whole Mylan Shares will be delivered to Meda shareholders who accept the Offer. If a directly registered Meda shareholder would otherwise be entitled to a fraction of a Mylan Share, such fraction will be aggregated with the fractions of Mylan Shares to which other directly registered Meda shareholders would otherwise be entitled and sold by Handelsbanken Capital Markets, Issue department (“Handelsbanken”) on NASDAQ on behalf of such shareholders. The proceeds of such sales will be converted from USD to SEK, rounded to the nearest SEK 0.50, and distributed as promptly as practicable following settlement of the Offer to such shareholders based on the fraction of a Mylan Share to which each such shareholder would otherwise be entitled. There will be no commission fee for such sales. By accepting the Offer, each accepting Meda shareholder authorizes Handelsbanken to sell any such fraction on its behalf and convert the proceeds of such sale from USD to SEK. For each Meda shareholder whose Meda shares are registered with a nominee, any fraction of a Mylan Share to which such Meda shareholder would otherwise be entitled will be treated in accordance with the policies and practices of such nominee.

		The Offer is subject to the following conditions:
		(i) the Offer being accepted to such an extent that Mylan becomes the owner of shares in Meda representing more than 90 percent of the total number of shares of Meda;

(ii)    Mylan’s Registration Statement on Form S-4 in the United States, which will register the issuance of the Mylan Shares in the Offer, becoming effective under the Securities Act and not being the subject of any stop order or proceeding seeking a stop order by the SEC;

		(iii) the Mylan Shares to be issued in connection with the Offer being approved for listing on NASDAQ in the United States and the TASE in Israel;

Summary

E.3	Terms and conditions of the Offer, continued

(iv)   with respect to the Offer and the acquisition of Meda, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable;

(v)    no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Meda’s financial position or operation, including Meda’s sales, results, liquidity, equity ratio, equity or assets;

(vi)   neither the Offer nor the acquisition of Meda being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

(vii) Meda not taking any action that is likely to impair the prerequisites for making or completing the Offer;

(viii) no information made public by Meda or disclosed by Meda to Mylan being materially inaccurate, incomplete or misleading, and Meda having made public all information which should have been made public by it; and

(ix) no other party announcing an offer to acquire shares in Meda on terms more favorable to the shareholders of Meda than the Offer.

Mylan reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii) – (ix), however, such withdrawal will only be made to the extent permitted by applicable law if the non-satisfaction is of material importance to Mylan’s acquisition of the shares in Meda.
Mylan reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.
E.4	Interests material to the Offer	Stena Sessan Rederi AB (“Stena”) and Fidim S.r.l. (“Fidim”), which own approximately 21 percent and 9 percent, respectively, of the outstanding shares and votes of Meda, have undertaken to accept the Offer, subject to certain conditions. The irrevocable undertakings given by Stena and Fidim relate to their entire respective holdings of Meda shares. Each of Stena and Fidim has undertaken to accept the Offer no later than five business days prior to the expiry of the initial acceptance period for the Offer. The irrevocable undertakings given by Stena and Fidim shall be terminated if (i) a third party, prior to the Offer having been declared unconditional, makes a public offer to acquire all outstanding Meda shares at an offer value exceeding the value of the Offer by more than SEK 15 per share of Meda, (ii) the Offer is withdrawn, (iii) the Offer is not declared unconditional on or before February 10, 2017 or (iv) Mylan commits a material breach of applicable laws and regulations relating to the Offer.

Since each of Stena and Fidim has entered into such an undertaking and a related shareholder agreement, Meda board members Martin Svalstedt, Luca Rovati, Peter Claesson and Lars Westerberg did not participate in the Meda Board of Directors’ decision to recommend the Offer. The other Meda board members who did participate in such decision unanimously recommended the Offer.

E.5	Entity offering to sell the security, shareholder agreements	Each of Stena and Fidim has entered into a shareholder agreement with Mylan. Each shareholder agreement imposes certain restrictions on Stena and Fidim, as applicable, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors (as defined in each such shareholder agreement), as well as certain customary standstill limitations. Each shareholder agreement also imposes non-competition, non-solicitation and non-hire restrictions on the applicable shareholder for a period of 24 months after the Offer is declared unconditional. Each of Stena and Fidim has agreed pursuant to its applicable shareholder agreement to vote its Mylan Shares in accordance with the recommendation of the Mylan Board in the period up to and including the 180th day following settlement of the Offer and not vote its Mylan Shares against the recommendation of the Mylan Board in the period after the 180th day following settlement of the Offer, in each case subject to certain exceptions relating to significant corporate transactions. Each of Stena and Fidim has also agreed not to dispose of any Mylan Shares that it owns to any third party during the period up to and including the 180th day following the settlement of the Offer.
E.6	Dilution	Based on the assumptions described below, Mylan expects that approximately 28.2 million Mylan Shares will be issued in connection with the Offer and as a result Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer.

Mylan has assumed, solely for the purposes of the calculations above, that (i) the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million, (ii) the number of Mylan Shares outstanding on a fully diluted basis immediately prior to the completion of the Offer will be approximately 515.3 million, (iii) Mylan will not adjust the Offer Consideration in the event the Share Cap is exceeded, (iv) the Offeror Average Closing Price will be between $30.78 and $50.74 and (v) 100 percent of the outstanding Meda shares will be tendered into the Offer.

E.7	Expenses charged to the investor	No commission will be charged in respect of the settlement of the Meda shares tendered to Mylan in the Offer.

Risk factors related to Mylan and the Offer

By accepting the Offer, Meda shareholders will be choosing to invest in Mylan Shares. In deciding whether to accept the Offer, Meda shareholders should consider carefully the following risk factors and the risk factors set forth under the caption “Risk factors related to Meda,” in addition to the other information contained in or incorporated by reference into this Offer Document, including the matters addressed under the caption “Forward-looking information.”

Risks related to the Offer

The value of the share portion of the Offer Consideration is dependent on the market price of Mylan Shares. Because the market price of Mylan Shares and the exchange rate between USD and SEK may fluctuate, the market value of the Mylan Shares that will be issued in connection with the Offer may fluctuate.

Unless Mylan adjusts the Offer Consideration in the event the Share Cap is exceeded, each Meda shareholder who tenders into the Offer will receive, in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,

•	(i) if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;
•	(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or
•	(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

Because there is a fixed exchange ratio of 0.386 Mylan Shares per Meda share when the Offeror Average Closing Price is greater than USD 30.78 and less than or equal to USD 50.74, Meda shareholders will bear the risk of declines in the market price of Mylan Shares that cause the Offeror Average Closing Price to fluctuate within that range.

The Offeror Average Closing Price could vary significantly from the market value of Mylan Shares as of the date of this Offer Document or as of the dates on which Meda shareholders tender their shares, which could result in the value of the share portion of the Offer Consideration being lower than it would have been as of such dates. In addition, the value of the share portion of the Offer Consideration will never exceed SEK 33 in Mylan Shares per Meda share (based on the Offeror Average Closing Price converted from USD to SEK at the Announcement Exchange Rate).

Until Mylan declares the Offer unconditional, which will not occur until such time as the conditions to the Offer, including the condition that holders of more than 90 percent of the outstanding Meda shares tender their shares into the Offer, have either been satisfied or waived, the Offeror Average Closing Price cannot be calculated. As a result, Meda shareholders may be uncertain of the value of the share portion of the Offer Consideration when they make the decision to tender their shares. Similarly, Mylan will not announce whether it is electing to adjust the Offer Consideration in the event the Share Cap is exceeded until it declares the Offer unconditional, so Meda shareholders may be uncertain of the allocation of the Offer Consideration between cash and Mylan Shares when they make the decision to tender their shares.

The terms of the Offer do not provide for an adjustment mechanism in the case of any increases or decreases in the price of Mylan Shares or Meda shares after the Offeror Average Closing Price is publicly announced, including with respect to Meda shares that are tendered during any subsequent acceptance period. While settlement for the initial acceptance

Risk factors

period is expected to take place within five business days after the date that the Offer is declared unconditional, the market value of the Mylan Shares that tendering Meda shareholders will receive in the Offer could still vary significantly from the Offeror Average Closing Price.

Meda shareholders are urged to obtain current market quotations for Mylan Shares and Meda shares when they consider whether to tender their Meda shares pursuant to the Offer.

The number of Mylan Shares that will be issued as the share portion of the Offer Consideration is based upon the Announcement Exchange Rate. Fluctuations in the exchange rate between USD and SEK may further affect the value in SEK of the Mylan Shares that are issued in connection with the Offer. There will be no adjustment to the Offer Consideration based on fluctuations in currency rates from the Announcement Exchange Rate. Accordingly, if the value of SEK falls relative to USD, the Offer Consideration will consist of a lower value in SEK terms to Meda shareholders, which could cause the total Offer Consideration to fall below SEK 152 at prevailing SEK/USD exchange rates.

Meda shareholders are urged to obtain current market currency exchange rates when they consider whether to tender their Meda shares pursuant to the Offer.

The Offer may not be completed on the terms or timeline currently contemplated, or at all.

Mylan’s obligation to complete the Offer is subject to the satisfaction or waiver of a number of customary closing conditions, including (i) holders of more than 90 percent of the outstanding Meda shares tendering their shares into the Offer and (ii) receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities.

Since the fulfillment of these conditions is beyond Mylan’s control, there are no guarantees as to when the Offer will be completed, or that it will be completed at all. Uncertainty in the financial markets regarding if or when the Offer will be completed may negatively affect the price of Mylan Shares and/or Meda shares. In addition, to grant such clearances, approvals, and decisions, competition authorities may impose requirements, limitations, or costs on the conduct of Mylan’s businesses or require divestitures after completion of the Offer that could delay the completion of the Offer or may reduce the anticipated benefits of the Offer.

If the proposed acquisition of Meda is not completed for any reason, Mylan and/or Meda would be subject to a number of risks, including, among others:

•	incurring substantial expenses and costs, including legal, accounting, financing, and advisory fees, that Mylan and/or Meda would be unable to recover; and
•	negative reactions from the financial markets or from Mylan’s and/or Meda’s respective customers, vendors, and employees.

Any of these factors could have a material adverse effect on Mylan’s or Meda’s respective business, financial condition, results of operations, cash flows, and/or share price.

The Offer may adversely affect the liquidity and value of non-tendered Meda shares.

In the event that not all of the Meda shares are tendered into the Offer and Mylan accepts for exchange those shares tendered into the Offer, the number of shareholders and the number of Meda shares held by individual holders will be greatly reduced. As a result, Mylan’s acceptance of Meda shares for exchange in the Offer could adversely affect the liquidity and could also adversely affect the market value of the remaining Meda shares held by the public. If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to promote the delisting of the Meda shares from Nasdaq Stockholm. As a result of such delisting, Meda shares not tendered pursuant to the Offer may become illiquid and may be of reduced value.

Holders of Meda shares that do not accept the Offer and whose Meda shares are acquired by Mylan in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. It may take 18 months or more from initiation of the compulsory acquisition procedure until the arbitration tribunal decides on the purchase price. Thereafter, cash consideration will be distributed to the holders of Meda shares whose shares are acquired through the compulsory acquisition procedure, together with interest thereon at a market rate set by the Swedish Central Bank pursuant to Swedish law. If advance title (Sw. förhandstillträde) to the Meda shares is obtained by Mylan (which means that full ownership is obtained by Mylan with respect to the remaining Meda shares before the arbitration proceedings regarding the consideration have been completed), the arbitration tribunal may issue a separate award with respect to that portion of the purchase price that is not disputed by Mylan. In that case, Mylan would be obliged to pay such portion prior to the final arbitration award.

As a result, holders of Meda shares who do not accept the Offer and whose Meda shares are subsequently

Risk factors

acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer.

Mylan must obtain required approvals and consents to consummate the Offer, which, if delayed or not granted, may jeopardize or delay the completion of the Offer, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the Offer.

The Offer is subject to customary closing conditions. These closing conditions include, among others, the effectiveness of the Registration Statement and the receipt of the relevant approvals under the antitrust and competition laws of certain countries under which filings or approvals are required.

The governmental agencies from which Mylan will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the Offer, such agencies may impose requirements, limitations, or costs or require divestitures or place restrictions on the conduct of Mylan’s businesses after completion of the Offer. These requirements, limitations, costs, divestitures, or restrictions could delay the completion of the Offer or may reduce the anticipated benefits of the Offer. Further, no assurance can be given that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions, and timing of the consents and approvals. Mylan’s obligation to consummate the Offer is subject to the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable. However, pursuant to the Takeover Rules, Mylan is only permitted to withdraw the Offer on the basis of actions required to be taken to obtain regulatory, governmental or similar clearances if such actions are of material importance to Mylan’s acquisition of Meda.

If Mylan agrees to any material requirements, limitations, costs, divestitures, or restrictions in order to obtain any approvals required to consummate the Offer, these requirements, limitations, costs, divestitures or restrictions could adversely affect Mylan’s ability to integrate Mylan’s operations with Meda or reduce the anticipated benefits of the Offer. This could delay the completion of the Offer or have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

The market price of Mylan Shares after the Offer may be affected by factors different from those currently affecting Meda shares.

The businesses of Mylan and Meda differ in many respects, including relative focus on specialty brands, generics and OTC and, accordingly, the results of operations of Mylan and the market price of Mylan Shares after the Offer may be affected by factors different from those currently affecting the independent results of operations of Mylan and Meda and the market price of Meda shares.

The market for Mylan Shares may be adversely affected by the issuance of Mylan Shares pursuant to the Offer.

In connection with the completion of the Offer, and as described and based on the assumptions set forth in the section of this Offer Document entitled “Dilution, etc.” beginning on page 57, Mylan expects to issue approximately 28.2 million Mylan Shares in connection with the Offer. The issuance of these new Mylan Shares could have the effect of depressing the market price for Mylan Shares.

Other than the Mylan Shares held by Stena Sessan Rederi AB (“Stena”) and Fidim S.r.l. (“Fidim”) subject to certain selling restrictions pursuant to the shareholder agreements entered into between Mylan and each of Stena and Fidim, the new Mylan Shares to be issued in connection with the Offer will be freely tradable upon completion of the Offer. The issuance of Mylan Shares to Meda shareholders who may not have the ability or wish to hold such shares, may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Mylan Shares.

The Mylan Shares to be received by Meda shareholders in connection with the Offer will have different rights from the Meda shares.

There will be material differences between the current rights of holders of Meda shares and the rights such holders can expect as shareholders of Mylan. Under the terms of the Offer and if the Offer is completed, Meda shareholders will receive a combination of Mylan Shares and cash consideration, and will consequently become holders of Mylan Shares. Mylan is organized under the laws of the Netherlands and Meda is organized under the laws of Sweden. Therefore, differences in the rights of holders of Mylan Shares and Meda shares arise both from differences between Mylan’s Articles of Association (the “Mylan Articles”) and the articles of association of Meda (as amended) (the “Meda Articles”) and also from differences between Dutch and Swedish law. As holders of Mylan Shares, former Meda shareholders’ rights with respect thereto will be governed primarily by Dutch law,

Risk factors

including the Dutch Civil Code and the Dutch Corporate Governance Code, as well as Mylan’s constituent documents. Significant differences between the rights of holders of Mylan Shares and holders of Meda shares include rights relating to the nomination of directors and the permissibility of protective measures.

Mylan’s directors are appointed by the general meeting of its shareholders (the “General Meeting”) upon the binding nomination by the Mylan Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. In contrast, the Meda Articles do not provide for binding nominations of directors.

Under Dutch law, various protective measures are permissible. Mylan’s governance arrangements include several provisions that may have the effect of making a takeover more difficult or less attractive, including: (1) Mylan’s issuance of a call option to a Dutch foundation (which under Dutch law must act in the sole discretion of its independent board of directors, whose conduct in turn is subject to and limited by the foundation’s governing documents and a fundamental principle of Dutch law that any protective measure adopted must be an adequate and proportional response to the perceived threat) to acquire preferred shares that, if exercised, could discourage, prevent or delay a potential takeover or allow Mylan to further discuss with a potential acquiror its future plans for Mylan as well as to search for strategic alternatives; (2) requirements that certain matters, including the amendment of the Mylan Articles may only be brought to the General Meeting for a vote upon a proposal by the Mylan Board; and (3) subject the appointment of Mylan directors to a binding nomination by the Mylan Board. Mylan believes that these measures allow it to safeguard its business interests and the interests of its stakeholders against any influences or interests that might be contrary to or threaten the mission and strategy of Mylan and its stakeholders. In contrast, under Swedish law, if, based on information originating from a party who intends to launch a takeover bid in respect of the shares in the company, the board of directors (or the managing director) of such Swedish company whose shares are admitted to trading on a regulated market or a comparable market outside the European Economic Area has a well-founded reason to believe that such a bid is imminent or that such a bid has been launched, the company shall only be entitled to take measures which are intended to impair the conditions for the launching or implementation of the bid following a resolution adopted by the general meeting of shareholders, although the company may seek alternative bids.

Furthermore under the Mylan Articles, unless Mylan consents in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any of Mylan’s directors, officers, or other employees (including any of Mylan’s former directors, former officers, or other former employees to the extent such claim arises from such director, officer, or other employee’s breach of duty while serving as a director, officer, or employee) to Mylan or its shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or the Mylan Articles; any action asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of Mylan, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. As a result, it may be more difficult for holders of Mylan Shares to serve process on Mylan or its directors and officers in the United States or other jurisdictions or to bring claims in jurisdictions they find favorable. This may serve to discourage lawsuits with respect to such claims against Mylan and its directors, officers and other employees.

Certain features of Mylan’s governance arrangements or that are otherwise available under Dutch law may discourage, delay, or prevent a change in control of Mylan, even if such a change in control is sought by Mylan’s shareholders. This may affect the market price of Mylan Shares.

The primary listing of the Mylan Shares is in the U.S. which may expose non-U.S. shareholders to additional risks.

The primary listing for the Mylan Shares to be delivered in connection with the Offer will be NASDAQ, and such shares will also be listed secondarily on the Tel Aviv Stock Exchange (the “TASE”). The Mylan Shares listed on NASDAQ are traded in USD and the value of the Mylan Shares for a non-U.S. shareholder will not only be dependent on the value of Mylan following completion of the Offer, but also on the applicable exchange rate. For example, changes in the SEK/USD exchange rate may have an adverse effect on the value in SEK of Mylan Shares, notwithstanding the absence of any material events affecting Mylan’s business and its share price following completion of the Offer. Further, the fact that the Mylan Shares will not be listed in Sweden may cause additional transaction costs and logistical challenges for persons holding their Mylan Shares through Euroclear, such as delays in effecting transactions in Mylan Shares.

Risk factors

Mylan does not anticipate paying dividends for the immediate future, and Meda shareholders who receive Mylan Shares in connection with the Offer must rely on increases in the trading price of Mylan Shares to obtain a return on their investment.

Mylan does not anticipate paying dividends in the immediate future. Mylan anticipates that it will retain all earnings, if any, to support its operations and to pursue additional transactions to deliver additional shareholder value. Any future determination as to the payment of dividends will, subject to Dutch law requirements, be at the sole discretion of Mylan’s board of directors (the “Mylan Board”) and will depend on Mylan’s financial condition, results of operations, capital requirements, and other factors the Mylan Board deems relevant at that time. Mylan shareholders must rely on increases in the trading price of their shares to obtain a return on their investment in the foreseeable future.

If Mylan were to pay dividends in the future with respect to the Mylan Shares, it would administer payment of such dividends to holders of shares registered with Euroclear through Euroclear. However, the methodology for providing payments of dividends through Euroclear has not yet been established and no agreement with Euroclear regarding administration of dividends has been entered into. The absence of an agreement with Euroclear does not deprive holders of Mylan Shares registered with Euroclear of the right to receive future dividend payments, if any, but may cause delays and other problems in relation to the administration of the dividend.

Furthermore, any dividends paid to holders of shares registered with Euroclear would be subject to the risk of exchange rate fluctuations. If the Combined Company were to pay dividends in the future with respect to the Mylan Shares, such dividends will be paid in USD. However, investors whose shares are registered with Euroclear would receive dividend distributions in SEK. Any depreciation of the USD in relation to SEK could reduce the value of the investment or of any dividends. In addition, the holding of shares registered with Euroclear by an investor whose principal currency is not SEK would expose the investor to additional foreign currency exchange rate risk.

Dual affiliation with securities depositories may entail logistical and technical challenges for shareholders whose shares are registered with Euroclear.

The Mylan Shares are deposited with the Depository Trust Company and the Mylan Shares to be issued in connection with the Offer will be delivered to Meda shareholders through the system of Euroclear. It is possible that this arrangement will entail logistical and technical challenges for Meda shareholders whose shares are registered with Euroclear. Such challenges may include delays in transfers of shares between the depositories, receiving any dividends, notices distributed via the depositories, and difficulties in exercising any or all of the shareholder’s rights, such as attending annual shareholder meetings.

Meda shareholders will have a reduced ownership and voting interest after the completion of the Offer and will exercise less influence over the management and policies of Mylan than they do over Meda.

When Meda shares are accepted in the Offer, each participating Meda shareholder will become a shareholder of Mylan with a percentage ownership of Mylan that is much smaller than the shareholder’s percentage ownership of Meda. Mylan has assumed, solely for the purposes of this calculation that (i) the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million, (ii) the number of Mylan Shares outstanding on a fully diluted basis immediately prior to the completion of the Offer will be approximately 515.3 million, (iii) Mylan will not adjust the Offer Consideration in the event the Share Cap is exceeded, (iv) the Offeror Average Closing Price will be between $30.78 and $50.74 and (v) 100 percent of the outstanding Meda shares will be tendered into the Offer. Based on these assumptions, Mylan expects that approximately 28.2 million Mylan Shares will be issued in connection with the Offer and as a result Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer. As a result, Meda shareholders will have less influence over the management and policies of Mylan than they now have over the management and policies of Meda.

In addition, if Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. Because shares acquired pursuant to a compulsory acquisition procedure must be paid for in cash, holders of such Meda shares will not receive Mylan Shares as part of the consideration for their Meda shares, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had all Meda shareholders tendered their shares into the Offer.

Risk factors

Similarly, if Mylan adjusts the Offer Consideration in the event the Share Cap is exceeded (by increasing the cash portion of the Offer Consideration and correspondingly decreasing the share portion of the Offer Consideration), former Meda shareholders will receive fewer Mylan Shares than they otherwise would have been delivered had Mylan not adjusted the Offer Consideration, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had Mylan not adjusted the Offer Consideration.

Each of Stena and Fidim may have interests in the Offer that may be different from, or in addition to, the interests of the other Meda shareholders.

Stena and Fidim, which as of February 10, 2016 owned approximately 21 percent and 9 percent, respectively, of the outstanding shares and votes of Meda, have each entered into an irrevocable undertaking with Mylan, pursuant to which each has agreed to accept the Offer, subject to certain conditions. In addition, each of Stena and Fidim have entered into a shareholder agreement with Mylan, pursuant to which, among other things, each is restricted for a certain period from disposing of the Mylan Shares it receives pursuant to the Offer and from voting against the recommendation of the Mylan Board. As a result of these agreements, each of Stena and Fidim may have interests in the Offer that are different from, or in addition to, or may be deemed to conflict with, interests of the other Meda shareholders. Meda shareholders are encouraged to evaluate the Offer based on their own individual circumstances.

Mylan will incur significant transaction-related costs in connection with the Offer, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

Mylan will incur significant transaction costs relating to the Offer, including legal, accounting, financial advisory, regulatory, and other expenses, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price. Many of these expenses are payable by Mylan whether or not the Offer is completed. Most of these expenses will be comprised of transaction costs related to the Offer, the Bridge Credit Facility and the New June 2016 Senior Notes. Mylan will also incur transaction fees and costs related to formulating integration plans. These fees and costs may be higher or lower than estimated. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The total estimated transaction costs expected to be incurred in connection with the transaction are approximately

$153.0 million. Of that total, approximately $119.7 million of transaction costs are expected to be incurred by Mylan and approximately $33.3 million are expected to be incurred by Meda. Transaction costs include investment banking, advisory, legal, valuation, Bridge Credit Facility fees and other professional fees necessary to complete the transaction. Mylan also incurred approximately $49.0 million in financing related fees and discounts of approximately $21.2 million in connection with the completion of the offering of the New June 2016 Notes.

Although Mylan expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Mylan to offset incremental transaction-related costs over time, this net benefit may not be achieved in the near term, or at all.

The business relationships of Mylan and Meda, including customer relationships, may be subject to disruption due to uncertainty associated with the Offer.

Parties with which Mylan and Meda currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Offer, including with respect to current or future business relationships with Mylan, Meda or the Combined Company. As a result, the business relationships of Mylan and Meda may be subject to disruptions if customers, suppliers, or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or Meda. For example, certain customers and collaborators may have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Offer. These disruptions could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or the Combined Company or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of Meda. The effect of such disruptions could be exacerbated by a delay in the completion of the Offer.

If counterparties to certain agreements with Meda, including certain debt agreements, do not consent, change of control rights under those agreements may be triggered as a result of the Offer, which could cause the Combined Company to lose the benefit of such agreements and incur material liabilities or replacement costs.

Meda is party to agreements that contain change-of-control, or certain other provisions that will be triggered as a result of the Offer and/or the completion of the

Risk factors

Offer. If the counterparties to these agreements do not consent to the proposed acquisition of Meda by Mylan, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in Meda incurring liabilities as a consequence of breaching such agreements, or causing the Combined Company to lose the benefit of such agreements or incur costs in seeking replacement agreements.

Meda also has certain debt obligations that contain change-of-control, or certain other provisions, that will be triggered as a result of the Offer and/or the completion of the Offer. If these provisions are triggered, the debt obligations may have to be repurchased, refinanced or otherwise settled.

As of March 31, 2016, approximately SEK 28.35 billion principal amount of Meda’s outstanding debt obligations and committed bank facilities contained change-of-control provisions that will be triggered as a result of the Offer. In addition, the completion of the Offer will accelerate a deferred payment of EUR 275 million relating to Meda’s acquisition of Rottapharm which otherwise would have been payable in January 2017. Mylan cannot assure you that sufficient funds will be available to repurchase any outstanding debt obligations or that Mylan will be able to refinance or otherwise settle such debt obligations on favorable terms, if at all.

The Offer, if successful, will trigger provisions contained in certain of Meda’s employee benefit plans and agreements that will require Mylan to make change in control payments.

Certain of Meda’s employee benefit plans and agreements contain provisions providing for compensation to be paid to, or received by, certain Meda employees in connection with a change in control. If successful, the Offer would constitute a change in control of Meda, thereby giving rise to change in control payments, which could have a material adverse effect on Mylan’s business, financial condition, results of operation, cash flows and/or share price.

Risks related to Mylan, the industry and the Mylan Shares

Risks related to Mylan following completion of the Offer

If completed, the Offer may not achieve the intended benefits or may disrupt Mylan’s plans and operations.

There can be no assurance that Mylan will be able to successfully integrate the business of Meda with the business of Mylan or otherwise realize the expected benefits of the Offer. Mylan’s ability to realize the anticipated benefits of the Offer will depend, to a large extent, on Mylan’s ability to integrate Meda with the business of Mylan and realize the benefits of the Combined Company. The combination of two independent businesses is a complex, costly, and time-consuming process. Mylan’s business may be negatively impacted following the completion of the Offer if it is unable to effectively manage its expanded operations. The integration will require significant time and focus from management following the completion of the Offer and may divert attention from the day-to-day operations of the Combined Company. Additionally, completion of the Offer could disrupt current plans and operations, which could delay the achievement of Mylan’s strategic objectives.

The expected synergies and operating efficiencies of the Offer may not be fully realized, which could result in increased costs and have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention, among other potential adverse consequences. The difficulties of combining the operations of the businesses include, among others:

•	the diversion of management’s attention to integration matters;
•	difficulties in achieving anticipated synergies, operating efficiencies, business opportunities, and growth prospects from combining Meda with Mylan;
•	difficulties in the integration of operations and systems, including enterprise resource planning (“ERP”) systems;
•	difficulties in the integration of employees;
•	difficulties in managing the expanded operations of a significantly larger and more complex company;
•	challenges in keeping existing customers and obtaining new customers; and
•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of Mylan’s control and any one of them could result in increased costs, decreased revenues, and diversion of management’s time and energy, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. In addition, even if the operations of Mylan and Meda are integrated successfully, Mylan may not realize the full anticipated benefits of the Offer, including the synergies, operating efficiencies, or sales or growth opportunities. These benefits may not be achieved within the anticipated time frame or at all. Any of these factors could cause dilution to the earnings per share of the Combined Company, decrease or delay the expected accretive effect of the Offer, and/or negatively impact the price of the Mylan Shares after completing the Transaction.

Risk factors

In addition, if Mylan fails to acquire 100 percent of the Meda shares in the Offer and/or until it completes a compulsory acquisition to acquire any Meda shares not tendered into the Offer, it may be more difficult to achieve the intended benefits of the Offer and could further disrupt Mylan’s plans and operations.

If goodwill or other intangible assets that Mylan records in connection with the Offer and a compulsory acquisition become impaired, Mylan could have to take significant charges against earnings.

In connection with the accounting for the Offer and a compulsory acquisition, Mylan expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, Mylan must assess, at least annually, whether the value of goodwill and indefinite-lived intangible assets has been impaired. Amortizing intangible assets will also be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, shareholder’s equity, and/or share price.

An inability to identify or successfully bid for suitable acquisition targets, or consummate and effectively integrate recent and future potential acquisitions, or to effectively deal with and respond to unsolicited business proposals, could limit Mylan’s future growth and have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

After the completion of the Offer, Mylan intends to continue to seek to expand its product line and/or business platform organically as well as through complementary or strategic acquisitions of other companies, products, or assets or through joint ventures, licensing agreements, or other arrangements. Acquisitions or similar arrangements may prove to be complex and time consuming and require substantial resources and effort. Mylan may compete for certain acquisition targets with companies having greater financial resources than Mylan or other advantages over Mylan that may hinder or prevent Mylan from acquiring a target company or completing another transaction, which could also result in significant diversion of management time, as well as substantial out-of-pocket costs.

If an acquisition is consummated, the integration of such acquired business, product, or other assets into Mylan may also be complex, time consuming, and result in substantial costs and risks. The integration process may distract management and/or disrupt Mylan’s ongoing businesses, which may adversely affect Mylan’s relationships with customers, employees, partners, suppliers, regulators, and others with whom Mylan has business or other dealings. In addition, there are operational risks associated with the integration of acquired businesses. These risks include, but are not limited to, difficulties in achieving or inability to achieve identified or anticipated financial and operating synergies, cost savings, revenue synergies, and growth opportunities; difficulties in consolidating or inability to effectively consolidate information technology and manufacturing platforms, business applications, and corporate infrastructure; the impact of pre-existing legal and/or regulatory issues, such as quality and manufacturing concerns, among others; the risks that the acquired business does not operate to the same quality, manufacturing, or other standards as Mylan does; the impacts of substantial indebtedness and assumed liabilities; challenges associated with operating in new markets; and the unanticipated effects of export controls, exchange rate fluctuations, domestic and foreign political conditions, and/or domestic and foreign economic conditions.

In addition, in April 2015, Mylan received an unsolicited and subsequently withdrawn non-binding expression of interest from Teva Pharmaceutical Industries Ltd. (“Teva”) to acquire all of the outstanding Mylan Shares and may receive similar proposals in the future. Such unsolicited business proposals may not be consistent with or enhancing to Mylan’s financial, operational, or market strategies (which Mylan believes have proven to be successful), may not further (or be contrary to) the interests of its shareholders and other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates and may jeopardize the sustainable success of Mylan’s business. Moreover, the evaluation of and response to such unsolicited business proposals may nevertheless distract management and/or disrupt Mylan’s ongoing businesses, which may adversely affect its relationships with customers, employees, partners, suppliers, regulators, and others with whom it has business or other dealings.

Mylan may be unable to realize synergies or other benefits, including tax savings, expected to result from acquisitions, joint ventures, or other transactions or investments Mylan may undertake, or Mylan may be unable to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, unforeseen expenses, complications and delays, market factors, or deterioration in domestic and global

Risk factors

economic conditions could reduce the anticipated benefits of any such transactions. Mylan also may inherit legal, regulatory, and other risks that occurred prior to the acquisition, whether known or unknown to Mylan.

Any one of these challenges or risks could impair Mylan’s growth and ability to compete, require Mylan to focus additional resources on integration of operations rather than other profitable areas, require Mylan to reexamine its business strategy, or otherwise cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

Mylan’s actual financial condition and results of operations may differ materially from the unaudited pro forma financial information included in this Offer Document.

The unaudited pro forma financial information contained in this Offer Document is presented for illustrative purposes only and may not be an indication of what Mylan’s financial condition or results of operations would have been had the Offer been completed on the dates indicated. The unaudited pro forma financial information has been derived from the consolidated financial statements of Mylan and Meda and certain adjustments and assumptions have been made regarding Mylan after giving effect to the Offer. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. For example, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by Mylan in connection with the Offer and, if applicable, a compulsory acquisition. In addition, the final amount of any charges relating to acquisition accounting adjustments that Mylan may be required to record will not be known until following the closing of the Offer and, if applicable, a compulsory acquisition. Accordingly, the actual financial condition and results of operations of Mylan following the completion of the Offer and, if applicable, a compulsory acquisition may not be consistent with, or evident from, this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Mylan’s business, financial condition, results of operations, cash flows, and/or share price following closing of the Offer, including, among others, those described herein.

Mylan will need to timely and effectively implement its internal controls over Meda’s operations as required under the Sarbanes-Oxley Act of 2002.

Following the completion of the Offer, Mylan will need to timely and effectively implement its own internal controls and procedures over Meda necessary for Mylan to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including the requirements to provide in the future an annual management assessment of the effectiveness of internal control over financial reporting (“ICFR”) and an audit report by Mylan’s independent registered public accounting firm. Mylan intends, to the extent necessary, to take appropriate measures to establish or implement an internal control environment at Meda so that Mylan meets the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 when required. However, it is possible that Mylan may experience delays in implementing any required controls or may be unable to implement the required internal financial reporting controls and procedures with respect to Meda. In addition, in connection with the audit of ICFR required under the Sarbanes-Oxley Act of 2002 by Mylan’s independent registered public accounting firm, Mylan may encounter problems or delays in completing the implementation of any recommended improvements or the independent registered public accounting firm may be unable to conclude that Mylan’s ICFR is effective. If Mylan cannot favorably assess the effectiveness of its ICFR, or if Mylan’s independent registered public accounting firm is unable to provide an audit report finding that Mylan’s ICFR is effective, there could be a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

While Mylan currently expects the Offer to be immediately accretive to its adjusted annual earnings per share following its completion, a decrease or delay in the expected accretive effect of the Offer to Mylan’s annual adjusted earnings per share may negatively affect the market price of Mylan Shares.

Mylan currently expects the Offer to be accretive to its adjusted annual earnings per share immediately upon the completion of the Offer. This is based on certain assumptions and may change materially. Mylan could also encounter additional costs or other factors such as the failure to realize some or all of the benefits anticipated in the Offer or the difficulty of managing a larger company. Any of these factors could cause dilution to the earnings per share of the combined business, decrease or delay any potential accretive effect of the Offer, and/or have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

Mylan will incur a substantial amount of indebtedness to acquire the Meda shares pursuant to the Offer and a compulsory acquisition.

In connection with the Offer, Mylan intends to use a portion of the proceeds from the offering of the New

Risk factors

June 2016 Senior Notes to finance the cash portion of the consideration for the Offer and a compulsory acquisition, if applicable, and to pay costs associated with the Offer, including non-periodic fees, costs and expenses, stamp registration and other taxes. Mylan cannot guarantee that it will be able to generate sufficient cash flow to make all of the principal and interest payments under this indebtedness when such payments are due or that it will be able to refinance such indebtedness on favorable terms, or at all. The failure to so repay or refinance such indebtedness when due could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

Mylan will have significant additional indebtedness which could adversely affect Mylan’s financial condition, prevent Mylan from fulfilling its obligations with respect to such indebtedness and impose other financial and operating restrictions on Mylan. Any refinancing of this debt could bear significantly higher interest rates.

Based upon the unaudited condensed combined pro forma balance sheet as of March 31, 2016, Mylan would have total indebtedness (defined as long-term debt plus the current portion of long-term debt and other long-term obligations), less cash, of approximately $14.8 billion following completion of the Offer. Mylan’s increased indebtedness following the completion of the Offer and, if applicable, a compulsory acquisition could have adverse consequences, including but not limited to:

•	increasing Mylan’s vulnerability to general adverse economic and industry conditions;
•	requiring Mylan to dedicate a substantial portion of its cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
•	limiting Mylan’s flexibility in planning for, or reacting to, challenges and opportunities, and changes in its businesses and the markets in which it operates;
•	limiting Mylan’s ability to obtain additional financing to fund its working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;
•	increasing Mylan’s vulnerability to increases in interest rates in general because a substantial portion of its indebtedness bears interest at floating rates; and
•	placing Mylan at a competitive disadvantage to its competitors that have less debt.

In addition, although the Combined Company is expected to maintain an investment grade credit rating,

Mylan’s increased indebtedness following the completion of the Offer and, if applicable, a compulsory acquisition could result in a downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries. A downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries could increase the cost of further borrowings or refinancings of such indebtedness, increase the price of loans outstanding under Mylan’s current credit facilities, limit access to sources of financing in the future or lead to other adverse consequences.

The terms of Mylan’s indebtedness today impose, and any additional indebtedness it incurs in the future, or may impose, significant operating and financial restrictions on Mylan. These restrictions limit Mylan’s ability to, among other things, incur additional indebtedness, make investments, pay certain dividends, prepay other indebtedness, sell assets, incur certain liens, enter into agreements with its affiliates and restrict its subsidiaries’ ability to pay dividends, merge or consolidate. In addition, certain of Mylan’s credit facilities and accounts receivable securitization facility, as well as certain agreements governing Meda’s indebtedness, require the respective company to maintain specified financial ratios. A breach of any of these covenants or Mylan’s inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare Mylan’s indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

Loss of key personnel could lead to loss of customers, business disruption, and a decline in revenues, adversely affect the progress of pipeline products, or otherwise adversely affect the operations of Mylan.

Mylan’s success after the completion of the Offer will depend in part upon its ability to retain key employees of Mylan and Meda. Prior to and following the completion of the Offer, employees of Mylan and Meda might experience uncertainty about their future roles with Mylan following the completion of the Offer, which might adversely affect Mylan’s ability to retain key managers and other employees of both companies. Competition for qualified personnel in the pharmaceutical industry is very intense. Mylan may lose key personnel or may be unable to attract, retain, and motivate qualified individuals or the associated costs to Mylan may increase significantly, which could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan.

Risk factors

Risks related to Mylan’s business

Abbott’s subsidiaries that hold Mylan shares are collectively a significant beneficial shareholder of Mylan’s and the presence of a significant beneficial shareholder may affect the ability of Mylan’s other shareholders to exercise influence over Mylan, especially in light of certain voting obligations under the Abbott Shareholder Agreement.

Subsidiaries of Abbott Laboratories (“Abbott”) collectively own approximately 14.2 percent of Mylan’s outstanding voting securities as of December 31, 2015. The Mylan Shares owned by Abbott’s subsidiaries are subject to the terms of the shareholder agreement (the “Abbott Shareholder Agreement”), which requires the Abbott subsidiaries to vote in favor of the director nominees recommended by the Mylan Board and in accordance with the recommendation of the Mylan Board on all other matters, subject to certain exceptions for extraordinary transactions. This voting agreement is in force with respect to Mylan Shares owned by Abbott’s subsidiaries so long as they collectively beneficially own at least five percent of Mylan Shares issued and outstanding. Abbott’s subsidiaries that hold Mylan Shares are collectively a significant beneficial shareholder of Mylan. Having a significant beneficial shareholder that is required in many instances to vote with the recommendation of the Mylan Board may make it more difficult for Mylan’s other shareholders to exercise influence over most matters submitted to shareholders for approval, including the election of directors, issuances of securities for equity compensation plans, amendments to the Mylan Articles, and shareholder proposals submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Additionally, such Abbott subsidiaries are obligated, pursuant to the Abbott Shareholder Agreement, not to tender any Mylan Shares in any tender or exchange offer that the Mylan Board recommends that the shareholders reject and, if the Mylan Board has recommended against a transaction, such Abbott subsidiaries are required to vote against such transaction, which may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, a majority of outstanding Mylan Shares in a public takeover offer, or control of the Mylan Board through a proxy solicitation.

Provisions in Mylan’s governance arrangements or that are otherwise available under Dutch law could discourage, delay, or prevent a change in control of Mylan and may affect the market price of Mylan Shares.

Some provisions of Mylan’s governance arrangements that are available under Dutch law, such as Mylan’s grant to a Dutch foundation (stichting) of a call option to acquire preferred shares to safeguard the interests of Mylan, its businesses and its stakeholders against threats to its strategy, mission, independence, continuity and/or identity, may discourage, delay, or prevent a change in control of Mylan, even if such a change in control is sought by its shareholders.

Mylan may be forced to delist, or otherwise choose to delist, from the TASE in the future and this could have a negative impact on Mylan’s ordinary share price and on the liquidity of Mylan Shares.

On October 29, 2015, the TASE approved the listing of Mylan Shares on the TASE, and Mylan Shares began trading on it on November 4, 2015. As a result, Mylan Shares are now listed on both NASDAQ and the TASE. In connection with Mylan’s offer to acquire Perrigo Company plc, Mylan has undertaken that Mylan Shares will be listed on the TASE for a period of not less than one year from the date they first started trading on it. Mylan has also undertaken with the TASE that for as long as the Mylan Shares are listed for trading on it, if new Mylan preferred shares are issued, in response to the Dutch foundation (stichting) described above exercising its call option to acquire preferred shares or otherwise, Mylan will take all necessary actions, as soon as practicable and no later than three Israeli business days following the issuance of such preferred shares, to notify the TASE that Mylan is delisting the Mylan Shares from it (with such delisting to take effect 90 days later). Accordingly, there can be no guarantee as to how long the Mylan Shares will continue to be listed on the TASE. If Mylan delists from the TASE, that could have a negative impact on the Mylan Share price and on the liquidity of the Mylan Shares for its shareholders, particularly in Israel.

Mylan does not anticipate paying dividends for the foreseeable future, and Mylan’s shareholders must rely on increases in the trading price of the Mylan Shares to obtain a return on their investment.

Mylan does not anticipate paying dividends in the immediate future. Mylan anticipates that it will retain all earnings, if any, to support its operations and to pursue additional transactions to deliver additional shareholder value. Any future determination as to the payment of dividends will, subject to Dutch law requirements, be at the sole discretion of the Mylan Board and will depend on Mylan’s financial condition, results of operations, capital requirements, and other factors the Mylan Board deems relevant at that time. Holders of the Mylan Shares

Risk factors

must rely on increases in the trading price of their shares to obtain a return on their investment in the foreseeable future.

The market price of the Mylan Shares may be volatile, and the value of Mylan shareholders’ investments could materially decline.

Investors who hold the Mylan Shares may not be able to sell their shares at or above the price at which they purchased such shares. The share price of the Mylan Shares fluctuates materially from time to time, and Mylan cannot predict the price of the Mylan Shares at any given time. The risk factors described herein could cause the price of the Mylan Shares to fluctuate materially. In addition, the stock market in general, including the market for generic and specialty pharmaceutical companies, has experienced price and volume fluctuations. These broad market and industry factors may materially harm the market price of the Mylan Shares, regardless of Mylan’s operating performance. In addition, the price of the Mylan Shares may be affected by the valuations and recommendations of the analysts who cover Mylan, and if Mylan’s results do not meet the analysts’ forecasts and expectations, the price of the Mylan Shares could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market and/or in the price of a company’s stock, securities class-action litigation has often been instituted against other companies. Such litigation, if instituted against Mylan, could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price. Mylan may issue additional Mylan Shares upon the exercise of existing warrants, and Mylan or its shareholders also may offer or sell Mylan Shares or securities convertible into or exchangeable or exercisable for Mylan Shares. The resulting increase in the number of the Mylan Shares issued and outstanding and the possibility of sales of such Mylan Shares or such securities convertible into or exchangeable or exercisable for Mylan Shares after any such additional offerings may depress the future trading price of the Mylan Shares. In addition, if additional offerings occur, the voting power of Mylan’s then existing shareholders may be diluted.

The EPD Transaction may not achieve all intended benefits or may disrupt Mylan’s plans and operations.

There can be no assurance that Mylan will be able to successfully complete the integration of the non-U.S. developed markets specialty and branded generics business (the “EPD Business”) acquired from Abbott with the business of Mylan Inc. or otherwise fully realize the expected benefits of Mylan’s acquisition of the EPD Business (together with Mylan’s acquisition of Mylan Inc., the “EPD Transaction”). Mylan’s ability to fully realize the anticipated benefits of the EPD Transaction will depend, to a large extent, on Mylan’s ability to integrate the EPD Business with the business of Mylan Inc. and realize the benefits of the combined business. The combination of two independent businesses is a complex, costly, and time-consuming process. Mylan’s business may be negatively impacted if it is unable to effectively manage its expanded operations. The integration is ongoing and continues to require significant time and focus from management and may divert attention from the day-to-day operations of Mylan’s business. Additionally, the integration of the businesses could disrupt Mylan’s plans and operations, which could delay the achievement of its strategic objectives.

The expected synergies and operating efficiencies of the EPD Transaction may not be fully realized, which could result in increased costs and have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention, among other potential adverse consequences. The difficulties of combining the operations of the businesses include, among others:

•	the diversion of management’s attention to integration matters;
•	difficulties in achieving anticipated synergies, operating efficiencies, business opportunities, and growth prospects from combining the EPD Business with the business of Mylan Inc.;
•	difficulties in the integration of operations and IT applications, including ERP systems;
•	difficulties in the integration of employees;
•	difficulties in managing the expanded operations of a significantly larger and more complex company;
•	challenges in keeping existing customers and obtaining new customers;
•	challenges in attracting and retaining key personnel; and
•	the complexities of managing the ongoing relationship with Abbott, and certain of its business partners, which includes agreements providing for transition services, development and manufacturing relationships, and license arrangements.

Many of these factors are outside of Mylan’s control and any one of them could result in increased costs, decreases in the amount of expected revenues, and diversion of management’s time and energy, which

Risk factors

could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price. Furthermore, even if the operations of Mylan Inc. and the EPD Business are integrated successfully, Mylan may not realize the full benefits of the EPD Transaction, including the synergies, operating efficiencies, or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. All of these factors could cause dilution to Mylan’s earnings per share, decrease or delay the expected accretive effect of the EPD Transaction, and/or negatively impact the price of the Mylan Shares.

Mylan expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws (including under applicable income tax treaties), regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the EPD Transaction, may materially adversely affect Mylan.

Under current U.S. law, Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the EPD Transaction. Changes to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or, to the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, or to other relevant tax laws (including applicable income tax treaties), could affect Mylan’s status as a non-U.S. corporation for U.S. federal income tax purposes and the tax consequences to Mylan and its affiliates. Any such changes could have prospective or retroactive application, and may apply even if enacted or promulgated now that the EPD Transaction has closed. If Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, or if the relevant tax laws (including applicable income tax treaties) change, Mylan would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation or if the relevant tax laws (including applicable income tax treaties) had not changed.

On August 5, 2014, the U.S. Treasury Department announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of a U.S. corporation to complete a transaction in which it becomes a subsidiary of a non-U.S. corporation (commonly known as an “inversion transaction”) or reduce certain tax benefits after an inversion transaction takes place. On September 22, 2014 and November 19, 2015, the U.S. Treasury Department issued notices (the “Notices”) announcing its intention to promulgate certain regulations that will apply to inversion transactions completed on or after

September 22, 2014. Those regulations were promulgated as temporary U.S. Treasury Regulations on April 4, 2016, and they do not affect Mylan’s belief that it expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes.

In the Notices, the U.S. Treasury Department also announced that it expected to issue additional guidance to further limit and reduce the benefits of certain inversion transactions. In particular, it stated that it was considering regulations that may limit the ability of certain foreign-owned U.S. corporations to deduct certain interest payments (so-called “earnings stripping”). On April 4, 2016, the U.S. Treasury Department issued such regulations in the form of proposed U.S. Treasury Regulations. Proposed U.S. Treasury Regulations do not currently have the force of law, however, the rules described in the proposed U.S. Treasury Regulations will apply to certain intercompany arrangements entered into on or after April 4, 2016 if and when the regulations are adopted in final form. The U.S. Treasury Department stated that it intends to finalize swiftly such proposed U.S. Treasury Regulations.

Additionally, there have been recent legislative proposals intended to limit or discourage inversion transactions and on May 20, 2015, the U.S. Treasury Department announced its intention to revise certain provisions of the model income tax treaties, which, if ultimately adopted by the U.S. and relevant jurisdictions, could reduce potential tax benefits for Mylan and its affiliates by imposing U.S. withholding taxes on particular payments from Mylan’s U.S. affiliates to related and unrelated foreign persons. Any such future regulatory or legislative actions regarding inversion transactions or any other changes in relevant tax laws (including under applicable income tax treaties), if taken, could apply to Mylan, could disadvantage it as compared to other corporations, including non-U.S. corporations that have completed inversion transactions prior to September 22, 2014, and could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The IRS may not agree that Mylan should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

The U.S. Internal Revenue Service (the “IRS”) may not agree that Mylan should be treated as a non-U.S. corporation for U.S. federal income tax purposes. Although Mylan is not incorporated in the U.S. and expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes, the IRS may assert that Mylan should be treated as a U.S. corporation for U.S. federal income tax purposes. If Mylan were to be treated as a U.S. corporation for U.S. federal income tax

Risk factors

purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

If the intercompany terms of cross border arrangements that Mylan has among its subsidiaries are determined to be inappropriate or ineffective, Mylan’s tax liability may increase.

Mylan has potential tax exposures resulting from the varying application of statutes, regulations, and interpretations which include exposures on intercompany terms of cross-border arrangements among its subsidiaries (including intercompany loans, sales, and services agreements) in relation to various aspects of Mylan’s business, including manufacturing, marketing, sales, and delivery functions. Although Mylan believes its cross-border arrangements among its subsidiaries are based upon internationally accepted standards and applicable law, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country, which may result in increased tax liability, including accrued interest and penalties, which would cause Mylan’s tax expense to increase and could have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan may not be able to maintain competitive financial flexibility and its corporate tax rate.

Mylan believes that its structure and operations will give it the ability to achieve competitive financial flexibility and a competitive worldwide effective corporate tax rate. The material assumptions underlying Mylan’s expected tax rates include the fact that it expects certain of its businesses will be operated outside of the U.S. and, as such, will be subject to a lower tax rate than operations in the U.S., which will result in a lower blended worldwide tax rate than Mylan was previously able to achieve. Mylan must also make assumptions regarding the effect of certain internal reorganization transactions, including various intercompany transactions. Mylan cannot give any assurance as to what its effective tax rate will be, however, because of, among other reasons, uncertainty regarding the tax policies of the jurisdictions where Mylan operates, potential changes of laws and interpretations thereof, and the potential for tax audits or challenges. Mylan’s actual effective tax rate may vary from its expectation and that variance may be material. Additionally, the tax laws of the U.K., the Netherlands and other jurisdictions could change in the future, and such changes could cause a material change in Mylan’s effective tax rate. Such a material change could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Unanticipated changes in Mylan’s tax provisions or exposure to additional income tax liabilities and changes in income tax laws and tax rulings may have a significant adverse impact on its effective tax rate and income tax expense.

Mylan is subject to income taxes in many jurisdictions. Significant analysis and judgment are required in determining Mylan’s worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The final determination of any tax audits or related litigation could be materially different from Mylan’s income tax provisions and accruals.

Additionally, changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in Mylan’s overall profitability, changes in the valuation of deferred tax assets and liabilities, the results of audits and the examination of previously filed tax returns by taxing authorities, and continuing assessments of Mylan’s tax exposures could impact its tax liabilities and affect its income tax expense, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Finally, potential changes to income tax laws in the U.S. include measures which would defer the deduction of interest expense related to deferred income; determine the foreign tax credit on a pooling basis; tax currently excess returns associated with transfers of intangibles offshore; and limit earnings stripping by expatriated entities. In addition, proposals have been made to encourage manufacturing in the U.S., including reduced rates of tax and increased deductions related to manufacturing. Mylan cannot determine whether these proposals will be modified or enacted, whether other proposals unknown at this time will be made, or the extent to which the corporate tax rate might be reduced and lessen the adverse impact of some of these proposals. If enacted, and depending on its precise terms, such legislation could materially increase Mylan’s overall effective income tax rate and income tax expense and could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan may become taxable in a jurisdiction other than the United Kingdom and this may increase the aggregate tax burden on Mylan.

Based on Mylan’s current management structure and current tax laws of the United States, the United Kingdom, and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, the United Kingdom and the Netherlands competent

Risk factors

authorities have determined that Mylan is tax resident solely in the United Kingdom for the purposes of the Netherlands-U.K. tax treaty. Mylan has received a binding ruling from the competent authorities in the United Kingdom and in the Netherlands confirming this treatment. Mylan will therefore be tax resident solely in the United Kingdom so long as the facts and circumstances set forth in the relevant application letters sent to those authorities remain accurate. Even though Mylan received a binding ruling, the applicable tax laws or interpretations thereof may change, or the assumptions on which such rulings were based may differ from the facts. As a consequence, Mylan may become a tax resident of a jurisdiction other than the U.K. As a consequence, Mylan’s overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan has and will incur direct and indirect costs as a result of its corporate structure.

Mylan has incurred costs and expenses in connection with, and will incur further costs and expenses as a result of, becoming a Dutch company that is a tax resident of the United Kingdom. Certain costs are not readily ascertainable and are difficult to quantify and determine. These costs and expenses include professional fees associated with complying with Dutch corporate law and financial reporting requirements, professional fees associated with complying with the tax laws of the United Kingdom, and costs and expenses incurred in connection with holding a majority of the meetings of the Mylan Board and certain executive management meetings in the U.K., as well as any additional costs Mylan may incur going forward as a result of its new corporate structure. These costs may materially exceed the costs historically borne by Mylan, which could have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan has grown at a very rapid pace and expects to aggressively pursue additional acquisition opportunities that make financial and strategic sense for Mylan. Mylan’s inability to effectively manage or support this growth may have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan has grown very rapidly over the past several years as a result of increasing sales and several acquisitions and other transactions, and expects to aggressively pursue additional acquisition opportunities that make financial and strategic sense for Mylan. Mylan evaluates various strategic transactions and business arrangements, including acquisitions, asset purchases, partnerships, joint ventures, restructurings, divestitures and investments, on an ongoing basis. These transactions and arrangements may be material both from a strategic and financial perspective.

Mylan is currently in the process of evaluating certain potential strategic transactions, including acquisitions, and it may choose to aggressively pursue one or more of these opportunities at any time. Some of these opportunities would be material if pursued and consummated. Mylan’s growth has, and will continue to, put significant demands on its processes, systems, and employees. Mylan has made and expects to make further investments in additional personnel, systems, and internal control processes to help manage its growth. Attracting, retaining and motivating key employees in various departments and locations to support Mylan’s growth are critical to its business, and competition for these people can be significant. If Mylan is unable to hire and/or retain qualified employees and/or if it does not effectively invest in systems and processes to manage and support its rapid growth and the challenges and difficulties associated with managing a larger, more complex business, and/or if Mylan cannot effectively manage and integrate its increasingly diverse and global platform, there could be a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Current and changing economic conditions may adversely affect Mylan’s industry, business, customers, partners and suppliers, financial condition, results of operations, cash flows, and/or ordinary share price.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Among other matters, the continued risk of a default on sovereign debt by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or the pharmaceutical industry. This has led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third party payor coverage or reimbursement in the foreseeable future, and this may include reduced spending on healthcare, including but not limited to pharmaceutical products. While generic drugs present an alternative to higher-priced branded products, Mylan’s sales could be negatively impacted if patients forego obtaining healthcare, patients and customers reduce spending or

Risk factors

purchases, and/or if governments and/or third-party payors reduce or eliminate coverage or reimbursement amounts for pharmaceuticals and/or impose price or other controls adversely impacting the price or availability of pharmaceuticals. In addition, reduced consumer and customer spending, and/or reduced government and/or third-party payor coverage or reimbursement, and/or new government controls, may drive Mylan and its competitors to decrease prices and/or may reduce the ability of customers to pay and/or may result in reduced demand for its products. The occurrence of any of these risks could have a material adverse effect on Mylan’s industry, business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s business, financial condition, and results of operations are subject to risks arising from the international scope of its operations.

Mylan’s operations extend to numerous countries outside the U.S. and are subject to the risks inherent in conducting business globally and under the laws, regulations, and customs of various jurisdictions. These risks include, but are not limited to:

•	compliance with a variety of national and local laws of countries in which Mylan does business, including, but not limited to, data privacy and security and restrictions on the import and export of certain intermediates, drugs, and technologies;
•	compliance with a variety of U.S. laws including, but not limited to, the Iran Threat Reduction and Syria Human Rights Act of 2012; and rules relating to the use of certain “conflict minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and the Consumer Protection Act;
•	changes in laws, regulations, and practices affecting the pharmaceutical industry and the healthcare system, including but not limited to imports, exports, manufacturing, quality, cost, pricing, reimbursement, approval, inspection, and delivery of healthcare;
•	fluctuations in exchange rates for transactions conducted in currencies other than the functional currency;
•	differing local product preferences and product requirements;
•	adverse changes in the economies in which Mylan or its partners and suppliers operate as a result of a slowdown in overall growth, a change in government or economic policies, or financial, political, or social change or instability in such countries that affects the markets in which Mylan operates, particularly emerging markets;
•	changes in employment laws, wage increases, or rising inflation in the countries in which Mylan or its partners and suppliers operate;
•	supply disruptions, and increases in energy and transportation costs;
•	natural disasters, including droughts, floods, and earthquakes in the countries in which Mylan operates;
•	local disturbances, terrorist attacks, riots, social disruption, or regional hostilities in the countries in which Mylan or its partners and suppliers operate; and
•	government uncertainty, including as a result of new or changed laws and regulations.

Mylan also faces the risk that some of its competitors have more experience with operations in such countries or with international operations generally and may be able to manage unexpected crises more easily. Furthermore, whether due to language, cultural or other differences, public and other statements that Mylan makes may be misinterpreted, misconstrued, or taken out of context in different jurisdictions. Moreover, the internal political stability of, or the relationship between, any country or countries where Mylan conducts business operations may deteriorate. Changes in a country’s political stability or the state of relations between any such countries are difficult to predict and could adversely affect Mylan’s operations. Any such changes could lead to a decline in Mylan’s profitability and/or adversely impact its ability to do business. Any meaningful deterioration of the political or social stability in and/or diplomatic relations between any countries in which Mylan or its partners and suppliers do business could have a material adverse effect on Mylan’s operations. The occurrence of any of the above risks could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan is subject to the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and similar worldwide anti-corruption laws, which impose restrictions on certain conduct and may carry substantial fines and penalties.

Mylan is subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-corruption laws in other jurisdictions. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other prohibited payments to government officials for the purpose of obtaining or retaining business, and some have record keeping requirements. The failure to comply with these laws could result in substantial criminal and/or monetary penalties. Mylan operates in jurisdictions that have experienced corruption, bribery, pay-offs and other similar practices from time-to-time and, in certain circumstances, such practices may be local custom. Mylan has implemented internal control policies and procedures that mandate compliance with these anti-

Risk factors

corruption laws. However, Mylan cannot be certain that these policies and procedures will protect it against liability. There can be no assurance that Mylan’s employees or other agents will not engage in such conduct for which Mylan might be held responsible. If Mylan’s employees or agents are found to have engaged in such practices, Mylan could suffer severe criminal or civil penalties and other consequences that could have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s failure to comply with applicable environmental and occupational health and safety laws and regulations worldwide could adversely impact its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan is subject to various U.S. federal, state, and local and non-U.S. laws and regulations concerning, among other things, the environment, climate change, regulation of chemicals, employee safety and product safety. These requirements include regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of hazardous materials and pollutants into the environment. In the normal course of Mylan’s business, it is exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could result in (i) Mylan’s noncompliance with such environmental and occupational health and safety laws and regulations and (ii) regulatory enforcement actions or claims for personal injury and property damage against Mylan. If an unapproved or illegal environmental discharge occurs, or if Mylan discovers contamination caused by prior operations, including by prior owners and operators of properties Mylan acquires, it could be liable for cleanup obligations, damages and fines. The substantial unexpected costs Mylan may incur could have a material and adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price. In addition, Mylan’s environmental capital expenditures and costs for environmental compliance may increase substantially in the future as a result of changes in environmental laws and regulations, the development and manufacturing of a new product or increased development or manufacturing activities at any of its facilities. Mylan may be required to expend significant funds and its manufacturing activities could be delayed or suspended, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Currency fluctuations and changes in exchange rates could adversely affect Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Although Mylan reports its financial results in U.S. Dollars, a significant portion of its revenues, indebtedness and other liabilities and its costs are denominated in non-U.S. currencies, including among others the Euro, Indian Rupee, British Pound, Canadian Dollar, Japanese Yen, Australian Dollar and Brazilian Real. Mylan’s results of operations and, in some cases, cash flows, have in the past been and may in the future be adversely affected by certain movements in currency exchange rates. In particular, the risk of a debt default by one or more European countries and related European or national financial restructuring efforts may cause volatility in the value of the Euro. Defaults or restructurings in other countries could have a similar adverse impact. From time to time, Mylan may implement currency hedges intended to reduce its exposure to changes in foreign currency exchange rates. However, Mylan’s hedging strategies may not be successful, and any of its unhedged foreign exchange exposures will continue to be subject to market fluctuations. The occurrence of any of the above risks could cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s significant operations in India may be adversely affected by regulatory, economic, social, and political uncertainties or change, major hostilities, military activity, and/or acts of terrorism in southern Asia.

In recent years, Mylan’s Indian subsidiaries have benefited from many policies of the Government of India and the Indian state governments in which they operate, which are designed to promote foreign investment generally, including significant tax incentives, liberalized import and export duties, and preferential rules on foreign investment and repatriation. There is no assurance that such policies will continue. Various factors, such as changes in the current federal government, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and Mylan’s business in particular.

In addition, Mylan’s financial performance may be adversely affected by general economic conditions; economic, fiscal and social policy in India, including changes in exchange rates and controls, interest rates and taxation policies; and social instability and political, economic, or diplomatic developments affecting India in the future. In particular, India has experienced significant economic growth over the last several years, but faces

Risk factors

major challenges in sustaining that growth in the years ahead. These challenges include the need for substantial infrastructure development and improving access to healthcare and education. Mylan’s ability to recruit, train, and retain qualified employees and develop and operate its manufacturing facilities in India could be adversely affected if India does not successfully meet these challenges.

Southern Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan, and within the countries themselves. Terrorist attacks, military activity, rioting, or civil or political unrest in the future could influence the Indian economy and Mylan’s operations and employees by disrupting operations and communications and making travel and the conduct of its business more difficult. Resulting political or social tensions could create a greater perception that investments in companies with Indian operations involve a high degree of risk, and that there is a risk of disruption of services provided by companies with Indian operations, which could impact Mylan’s customers’ willingness to do business with it and have a material adverse effect on the market for Mylan’s products. Furthermore, if India were to become engaged in armed hostilities, including but not limited to hostilities that were protracted or involved the threat or use of nuclear or other weapons of mass destruction, Mylan’s India operations might not be able to continue. Mylan generally does not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. The occurrence of any of these risks could cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan may decide to sell assets, which could adversely affect its prospects and opportunities for growth.

Mylan may from time to time consider selling certain assets if (i) it determines that such assets are not critical to its strategy or (ii) it believes the opportunity to monetize the asset is attractive or for various other reasons, including for the reduction of indebtedness. Mylan has explored and will continue to explore the sale of certain non-core assets. Although Mylan’s expectation is to engage in asset sales only if they advance or otherwise support its overall strategy, any such sale could reduce the size or scope of Mylan’s business, its market share in particular markets or its opportunities with respect to certain markets, products or therapeutic categories. As a result, any such sale could have an adverse effect on Mylan’s business, prospects and opportunities for growth, financial condition, results of operations, cash flows, and/or ordinary share price.

Charges to earnings resulting from acquisitions could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or ordinary share price.

Under U.S. GAAP business acquisition accounting standards, Mylan recognizes the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Mylan’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After Mylan completes an acquisition, the following factors could result in material charges and adversely affect its operating results and may adversely affect its cash flows:

•	costs incurred to combine the operations of companies Mylan acquires, such as transitional employee expenses and employee retention, redeployment or relocation expenses;
•	impairment of goodwill or intangible assets, including acquired in-process research and development;
•	amortization of intangible assets acquired;
•	a reduction in the useful lives of intangible assets acquired;
•	identification of or changes to assumed contingent liabilities, including, but not limited to, contingent purchase price consideration, income tax contingencies and other non-income tax contingencies, after Mylan’s final determination of the amounts for these contingencies or the conclusion of the measurement period (generally up to one year from the acquisition date), whichever comes first;
•	charges to Mylan’s operating results to eliminate certain duplicative pre-acquisition activities, to restructure its operations or to reduce its cost structure;
•	charges to Mylan’s operating results resulting from expenses incurred to effect the acquisition; and
•	changes to contingent consideration liabilities, including accretion and fair value adjustments.

A significant portion of these adjustments could be accounted for as expenses that will decrease Mylan’s net income and earnings per share for the periods in which those costs are incurred. Such charges could cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Risk factors

The significant and increasing amount of intangible assets and goodwill recorded on Mylan’s balance sheet, mainly related to acquisitions, may lead to significant impairment charges in the future which could lead Mylan to have to take significant charges against earnings.

Mylan regularly reviews its long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite-lived intangible assets are subject to impairment assessment at least annually. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on Mylan’s consolidated balance sheet has increased significantly as a result of Mylan’s acquisitions and other transactions and may increase further following future potential acquisitions. In addition, Mylan may from time to time sell assets that it determines are not critical to its strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in Mylan’s strategic goals, business direction or other factors relating to the overall business environment. Any impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, shareholder’s equity, and/or ordinary share price.

The pharmaceutical industry is heavily regulated and Mylan faces significant costs and uncertainties associated with its efforts to comply with applicable laws and regulations.

The pharmaceutical industry is subject to regulation by various governmental authorities. For instance, Mylan must comply with applicable laws and requirements of the U.S. Food and Drug Administration (“FDA”) and comparable regulatory agencies, including foreign authorities, in its other markets with respect to the research, development, manufacture, quality, safety, effectiveness, approval, labeling, storage, record-keeping, reporting, pharmacovigilance, sale, distribution, import, export, marketing, advertising, and promotion of pharmaceutical products. Failure to comply with regulations of the FDA and other foreign regulators could result in a range of consequences, including, but not limited to, fines, penalties, disgorgement, unanticipated compliance expenditures, suspension of review of applications or other submissions, rejection or delay in approval of applications, recall or seizure of products, total or partial suspension of production and/or distribution, Mylan’s inability to sell products, the return by customers of Mylan’s products, injunctions, and/or criminal prosecution. Under certain circumstances, a regulator may also have the authority to revoke or vary previously granted drug approvals.

The safety profile of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information about any of Mylan’s marketed or investigational products, those authorities may require labeling changes, establishment of a risk evaluation and mitigation strategy or similar strategy, restrictions on a product’s indicated uses or marketing, or post-approval studies or post-market surveillance.

The FDA and comparable regulatory authorities also regulate the facilities and operational procedures that Mylan uses to manufacture its products. Mylan must register its facilities with the FDA and similar regulators in other countries. Products must be manufactured in Mylan’s facilities in accordance with current good manufacturing practices (“cGMP”) or similar standards in each territory in which Mylan manufactures. Compliance with such regulations requires substantial expenditures of time, money, and effort in multiple areas, including training of personnel, record-keeping, production, and quality control and quality assurance. The FDA and other regulatory authorities, including foreign authorities, periodically inspect Mylan’s manufacturing facilities for compliance with cGMP or similar standards in the applicable territory. Regulatory approval to manufacture a drug is granted on a site-specific basis. Failure to comply with cGMP and other regulatory standards at one of Mylan’s or its partners’ or suppliers’ manufacturing facilities could result in an adverse action brought by the FDA or other regulatory authorities, which could result in a receipt of an untitled or warning letter, fines, penalties, disgorgement, unanticipated compliance expenditures, rejection or delay in approval of applications, suspension of review of applications or other submissions, suspension of ongoing clinical trials, recall or seizure of products, total or partial suspension of production and/or distribution, Mylan’s inability to sell products, the return by customers of Mylan’s products, orders to suspend, vary, or withdraw marketing authorizations, injunctions, consent decrees, requirements to modify promotional materials or issue corrective information to healthcare practitioners, refusal to permit import or export, criminal prosecution and/or other adverse actions.

If any regulatory body were to delay, withhold, or withdraw approval of an application; require a recall or other adverse product action; require one of Mylan’s manufacturing facilities to cease or limit production; or suspend, vary, or withdraw related marketing authorization, Mylan’s business could be adversely affected. Delay and cost in obtaining FDA or other

Risk factors

regulatory approval to manufacture at a different facility also could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Although Mylan has established internal regulatory compliance programs and policies, there is no guarantee that these programs and policies, as currently designed, will meet regulatory agency standards in the future or will prevent instances of non-compliance with applicable laws and regulations. Additionally, despite Mylan’s efforts at compliance, from time to time it receives notices of manufacturing and quality-related observations following inspections by regulatory authorities around the world, as well as official agency correspondence regarding compliance. Mylan may receive similar observations and correspondence in the future. If Mylan is unable to resolve these observations and address regulator’s concerns in a timely fashion, its business, financial condition, results of operations, cash flows, and/or ordinary share price could be materially affected.

On September 9, 2013, prior to Mylan’s completion of the Agila Specialties (“Agila”) acquisition, the FDA issued a warning letter to Strides Arcolab for its Agila Sterile Manufacturing Facility 2 in Bangalore, India. On August 6, 2015, the FDA issued a second warning letter regarding this facility, the Agila Onco Therapies Limited facility and the Agila Sterile Product Division facility. Mylan is working to resolve this matter expeditiously and it continues to work closely with the FDA and other regulatory entities to address its improvements at all Agila facilities. No assurances can be provided that the resolution of the issues identified in the FDA’s letters will not have a material adverse effect on Mylan’s global injectables business. Failing to resolve the issues identified in the FDA’s letter could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan is subject to various federal, state and local laws regulating working conditions, as well as environmental protection laws and regulations, including those governing the discharge of materials into the environment and those related to climate change. If changes to such environmental laws and regulations are made in the future that require significant changes in Mylan’s operations, or if Mylan engages in the development and manufacturing of new products requiring new or different environmental or other controls, or if Mylan is found to have violated any applicable rules, it may be required to expend significant funds. Such changes, delays, and/or suspensions of activities or the occurrence of any of the above risks, could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The use of legal, regulatory, and legislative strategies by both brand and generic competitors, including but not limited to “authorized generics” and regulatory petitions, as well as the potential impact of proposed and newly enacted legislation, may increase costs associated with the introduction or marketing of Mylan’s generic products, could delay or prevent such introduction, and could significantly reduce its revenue and profit.

Mylan’s competitors, both branded and generic, often pursue strategies to prevent, delay, or eliminate competition from generic alternatives to branded products. These strategies include, but are not limited to:

•	entering into agreements whereby other generic companies will begin to market an authorized generic, a generic equivalent of a branded product, at the same time or after generic competition initially enters the market;
•	launching a generic version of their own branded product prior to or at the same time or after generic competition initially enters the market;
•	filing petitions with the FDA or other regulatory bodies seeking to prevent or delay approvals, including timing the filings so as to thwart generic competition by causing delays of Mylan’s product approvals;
•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate bioequivalence or to meet other requirements for approval, and/or to prevent regulatory agency review of applications, such as through the establishment of patent linkage (laws and regulations barring the issuance of regulatory approvals prior to patent expiration);
•	initiating legislative or other efforts to limit the substitution of generic versions of brand pharmaceuticals;
•	filing suits for patent infringement and other claims that may delay or prevent regulatory approval, manufacture, and/or scale of generic products;
•	introducing “next-generation” products prior to the expiration of market exclusivity for the reference product, which often materially reduces the demand for the generic or the reference product for which Mylan seeks regulatory approval;
•	persuading regulatory bodies to withdraw the approval of brand name drugs for which the patents are about to expire and converting the market to another product of the brand company on which longer patent protection exists;
•	obtaining extensions of market exclusivity by conducting clinical trials of brand drugs in pediatric populations or by other methods; and

Risk factors

•	seeking to obtain new patents on drugs for which patent protection is about to expire.

In the U.S., some companies have lobbied Congress for amendments to the Hatch-Waxman Act that would give them additional advantages over generic competitors. For example, although the term of a company’s drug patent can be extended to reflect a portion of the time a New Drug Application (“NDA”) is under regulatory review, some companies have proposed extending the patent term by a full year for each year spent in clinical trials rather than the one-half year that is currently permitted.

If proposals like these in the U.S., Europe, or in other countries where Mylan or its partners and suppliers operate were to become effective, or if any other actions by Mylan’s competitors and other third parties to prevent or delay activities necessary to the approval, manufacture, or distribution of Mylan’s products are successful, its entry into the market and its ability to generate revenues associated with new products may be delayed, reduced, or eliminated, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

If Mylan is unable to successfully introduce new products in a timely manner, its future revenue and profit may be adversely affected.

Mylan’s future revenues and profitability will depend, in part, upon its ability to successfully and timely develop, license, or otherwise acquire and commercialize new generic products as well as branded pharmaceutical products protected by patent or statutory authority. Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and/or the market is not yet proven as well as for complex generic drugs and biosimilars. Likewise, product licensing involves inherent risks, including among others uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to whether the supply of product meets certain specifications or terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new and complex drugs, also requires substantial time, effort and financial resources. Mylan, or a partner, may not be successful in commercializing any of such products on a timely basis, if at all, which could adversely affect Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Before any prescription drug product, including generic drug products, can be marketed, marketing authorization approval is required by the relevant regulatory authorities and/or national regulatory agencies (for example the FDA in the U.S. and the European Medicines Agency (“EMA”) in the European Union (the “EU”)). The process of obtaining regulatory approval to manufacture and market new branded and generic pharmaceutical products is rigorous, time consuming, costly, and inherently unpredictable.

Outside the U.S., the approval process may be more or less rigorous, depending on the country, and the time required for approval may be longer or shorter than that required in the U.S. Bioequivalence, clinical, or other studies conducted in one country may not be accepted in other countries, the requirements for approval may differ among countries, and the approval of a pharmaceutical product in one country does not necessarily mean that the product will be approved in another country. Mylan, or a partner or supplier, may be unable to obtain requisite approvals on a timely basis, or at all, for new generic or branded products that Mylan may develop, license or otherwise acquire. Moreover, if Mylan obtains regulatory approval for a drug, it may be limited, for example, with respect to the indicated uses and delivery methods for which the drug may be marketed, or may include warnings, precautions or contraindications in the labeling-which could restrict Mylan’s potential market for the drug. A regulatory approval may also include post-approval study or risk management requirements that may substantially increase the resources required to market the drug. Also, for products pending approval, Mylan may obtain raw materials or produce batches of inventory to be used in efficacy and bioequivalence testing, as well as in anticipation of the product’s launch. In the event that regulatory approval is denied or delayed, Mylan could be exposed to the risk of this inventory becoming obsolete.

The approval process for generic pharmaceutical products often results in the relevant regulatory agency granting final approval to a number of generic pharmaceutical products at the time a patent claim for a corresponding branded product or other market exclusivity expires. This often forces Mylan to face immediate competition when it introduces a generic product into the market. Additionally, further generic approvals often continue to be granted for a given product subsequent to the initial launch of the generic product. These circumstances generally result in significantly lower prices, as well as reduced margins, for generic products compared to branded products. New generic market entrants generally cause continued price, margin, and sales erosion over the generic product life cycle.

In the U.S., the Hatch-Waxman Act provides for a period of 180 days of generic marketing exclusivity for a “first applicant,” that is the first submitted Abbreviated

Risk factors

New Drug Application (“ANDA”) containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with the ANDA’s reference drug product, commonly referred to as a Paragraph IV certification. During this exclusivity period, which under certain circumstances may be shared with other ANDAs filed on the same day, the FDA cannot grant final approval to later-submitted ANDAs for the same generic equivalent. If an ANDA is awarded 180-day exclusivity, the applicant generally enjoys higher market share, net revenues, and gross margin for that generic product. However, Mylan’s ability to obtain 180 days of generic marketing exclusivity may be dependent upon its ability to obtain FDA approval or tentative approval within an applicable time period of the FDA’s acceptance of Mylan’s ANDA. If Mylan is unable to obtain approval or tentative approval within that time period, it may risk forfeiture of such marketing exclusivity. By contrast, if Mylan is not a “first applicant” to challenge a listed patent for such a product, it may lose significant advantages to a competitor with 180-day exclusivity, even if it obtains FDA approval for its generic drug product. The same would be true in situations where Mylan is required to share its exclusivity period with other ANDA sponsors with Paragraph IV certifications.

In the E.U. and other countries and regions, there is no exclusivity period for the first generic product. The European Commission or national regulatory agencies may grant marketing authorizations to any number of generics.

If Mylan is unable to navigate its products through the approval process in a timely manner, there could be an adverse effect on its product introduction plans, business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan expends a significant amount of resources on research and development efforts that may not lead to successful product introductions.

Much of Mylan’s development efforts are focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology, including its generic biologics program and respiratory platform. Mylan conducts research and development (“R&D”) primarily to enable it to gain approval for, manufacture, and market pharmaceuticals in accordance with applicable laws and regulations. Mylan also partners with third parties to develop products. Typically, research expenses related to the development of innovative or complex compounds and the filing of marketing authorization applications for innovative and complex compounds (such as NDAs and biosimilar applications in the U.S.) are significantly greater than those expenses associated with the development of and filing of marketing authorization applications for most generic products (such as ANDAs in the U.S. and abridged applications in Europe). As Mylan and its partners continue to develop new and/or complex products, their research expenses will likely increase. Because of the inherent risk associated with R&D efforts in Mylan’s industry, including the high cost and uncertainty of conducting clinical trials (where required) particularly with respect to new and/or complex drugs, Mylan’s, or a partner’s, research and development expenditures may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies. Also, after Mylan submits a marketing authorization application for a new compound or generic product, the relevant regulatory authority may change standards and/or request that Mylan conduct additional studies or evaluations and, as a result, Mylan may incur approval delays as well as R&D costs in excess of what Mylan anticipated.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Mylan or its partners may experience delays in its ongoing or future clinical trials, and Mylan does not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned, or be completed on schedule, if at all.

Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons. If Mylan experiences delays in the completion of, or the termination of, any clinical trial of its product candidates, the commercial prospects of its product candidates will be harmed, and its ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing its clinical trials will increase its costs, slow down its product candidate development and approval process, and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may harm Mylan’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Mylan’s product candidates.

Finally, Mylan cannot be certain that any investment made in developing products will be recovered, even if Mylan is successful in commercialization. To the extent that Mylan expends significant resources on R&D efforts and is not able, ultimately, to introduce successful new and/or complex products as a result of those efforts, there could be a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Risk factors

Even if Mylan’s products in development receive regulatory approval, such products may not achieve expected levels of market acceptance.

Even if Mylan is able to obtain regulatory approvals for its new generic or branded pharmaceutical products, the success of those products is dependent upon market acceptance. Levels of market acceptance for Mylan’s products could be impacted by several factors, including but not limited to:

•	the availability, perceived advantages, and relative safety and efficacy of alternative products from Mylan’s competitors;
•	the degree to which the approved labeling supports promotional initiatives for commercial success;
•	the prices of Mylan’s products relative to those of Mylan’s competitors;
•	the timing of Mylan’s market entry;
•	the effectiveness of Mylan’s marketing, sales, and distribution strategy and operations;
•	other competitor actions; and
•	the continued acceptance of and/or reimbursement for Mylan’s products by government and private formularies and/or third party payors, as well as the willingness and ability of patients to pay for Mylan’s products.

Additionally, studies of the proper utilization, safety, and efficacy of pharmaceutical products are being conducted by the industry, government agencies, and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety, and efficacy of previously marketed as well as future products. In some cases, such studies have resulted, and may in the future result, in the discontinuation or variation of product marketing authorizations or requirements for risk management programs, such as a patient registry. Any of these events could adversely affect Mylan’s profitability, business, financial condition, results of operations, cash flows, and/or ordinary share price.

The development, approval process, manufacture and commercialization of biosimilar products involve unique challenges and uncertainties, and Mylan’s failure to successfully introduce biosimilar products could have a negative impact on Mylan’s business and future operating results.

Mylan and its partners and suppliers are actively working to develop and commercialize biosimilar products–that is, a biological product that is highly similar to an already approved, reference biological product, and for which there are no clinically meaningful differences between the biosimilar and the reference biological product in terms of safety, purity and potency. Although the

Biologics Price Competition and Innovation Act of 2009 established a framework for the review and approval of biosimilar products and the FDA has begun to review and approve biosimilar product applications, there continues to be significant uncertainty regarding the regulatory pathway in the U.S. and in other countries to obtain approval for biosimilar products. There is also uncertainty regarding the commercial pathway to successfully market and sell such products.

Moreover, biosimilar products will likely be subject to extensive patent clearances and patent infringement litigation, which could delay or prevent the commercial launch of a biosimilar product for many years. If Mylan is unable to obtain FDA or other non-U.S. regulatory authority approval for its products, Mylan will be unable to market them. Even if Mylan’s biosimilar products are approved for marketing, the products may not be commercially successful and may not generate profits in amounts that are sufficient to offset the amount invested to obtain such approvals. Market success of biosimilar products will depend on demonstrating to regulators, patients, physicians and payors (such as insurance companies) that such products are safe and effective yet offer a more competitive price or other benefit over existing therapies. In addition, the development and manufacture of biosimilars pose unique challenges related to the supply of the materials needed to manufacture biosimilars. Access to and the supply of necessary biological materials may be limited, and government regulations restrict access to and regulate the transport and use of such materials. Mylan may not be able to generate future sales of biosimilar products in certain jurisdictions and may not realize the anticipated benefits of its investments in the development, manufacture and sale of such products. If Mylan’s development efforts do not result in the development and timely approval of biosimilar products or if such products, once developed and approved, are not commercially successful, or upon the occurrence of any of the above risks, Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price could be materially adversely affected.

Mylan’s business is highly dependent upon market perceptions of Mylan, its brands, and the safety and quality of its products, and may be adversely impacted by negative publicity or findings.

Market perceptions of Mylan are very important to its business, especially market perceptions of its company and brands and the safety and quality of its products. If Mylan, its partners and suppliers, or its brands suffer from negative publicity, or if any of its products or similar products which other companies distribute are subject to market withdrawal or recall or are proven to be, or are

Risk factors

claimed to be, ineffective or harmful to consumers, then this could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price. Also, because Mylan is dependent on market perceptions, negative publicity associated with product quality, patient illness, or other adverse effects resulting from, or perceived to be resulting from, Mylan’s products, or its partners’ and suppliers’ manufacturing facilities, could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The illegal distribution and sale by third parties of counterfeit versions of Mylan’s products or of diverted or stolen products could have a negative impact on its reputation and its business.

The pharmaceutical drug supply has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the Internet.

Third parties may illegally distribute and sell counterfeit versions of Mylan’s products that do not meet the rigorous manufacturing and testing standards that its products undergo. Counterfeit products are frequently unsafe or ineffective, and can be potentially life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of active pharmaceutical ingredient (“API”) or no API at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product. It is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to the authentic product. In addition, unauthorized diversions of products or thefts of inventory at warehouses, plants, or while in-transit, which are not properly stored and which are sold through unauthorized channels, could adversely impact patient safety, Mylan’s reputation, and its business.

Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting, diversion, or theft could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s competitors, including branded pharmaceutical companies, and/or other third parties, may allege that Mylan and/or its suppliers are infringing upon their intellectual property, including in an “at risk launch”

situation, impacting Mylan’s ability to launch a product, and/or its ability to continue marketing a product, and/or forcing Mylan to expend substantial resources in resulting litigation, the outcome of which is uncertain.

Companies that produce branded pharmaceutical products and other patent holders routinely bring litigation against entities selling or seeking regulatory approval to manufacture and market generic forms of their branded products, as well as other entities involved in the manufacture, supply, testing, marketing, and other aspects relating to active pharmaceutical ingredients and finished pharmaceutical products. These companies and other patent holders allege patent infringement or other violations of intellectual property rights as the basis for filing suit against an applicant for a generic product license as well as others who may be involved in some aspect of the research, production, distribution, or testing process. Litigation often involves significant expense and can delay or prevent introduction or sale of Mylan’s generic products. If patents are held valid and infringed by Mylan’s products in a particular jurisdiction, Mylan and/or its supplier(s) or partner(s) would, unless Mylan or the supplier(s) or partner(s) could obtain a license from the patent holder, need to cease manufacturing and other activities, including but not limited to selling in that jurisdiction, and may need to surrender or withdraw the product, or destroy existing stock in that jurisdiction.

There also may be situations where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”). The risk involved in doing so can be substantial because the remedies available to the owner of a patent for infringement may include, among other things, damages measured by the profits lost by the patent holder and not necessarily by the profits earned by the infringer. In the case of a finding by a court of willful infringement, the definition of which is subjective, such damages may be increased by an additional 200 percent in certain jurisdictions, including the U.S. Moreover, because of the discount pricing typically involved with bioequivalent (generic) products, patented branded products generally realize a substantially higher profit margin than bioequivalent products. An adverse decision in a case such as this or in other similar litigation, or a judicial order preventing Mylan or its suppliers and partners from manufacturing, marketing, selling, and/or other activities necessary to the manufacture and distribution of Mylan’s products, could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Risk factors

If Mylan or any partner or supplier fails to obtain or adequately protect or enforce their intellectual property rights, then Mylan could lose revenue under its licensing agreements or lose sales to generic copies of its branded products.

Mylan’s success, particularly in its specialty and branded businesses, depends in part on its or any partner’s or supplier’s ability to obtain, maintain and enforce patents, and protect trademarks, trade secrets, know-how, and other intellectual property and proprietary information. Mylan’s ability to commercialize any branded product successfully will largely depend upon Mylan’s or any partner’s or supplier’s ability to obtain and maintain patents and trademarks of sufficient scope to lawfully prevent third-parties from developing and/or marketing infringing products. In the absence of intellectual property or other protection, competitors may adversely affect Mylan’s branded products business by independently developing and/or marketing substantially equivalent products. It is also possible that Mylan could incur substantial costs if it is required to initiate litigation against others to protect or enforce its intellectual property rights.

Mylan has filed patent applications covering the composition of, methods of making, and/or methods of using, its branded products and branded product candidates. Mylan may not be issued patents based on patent applications already filed or that it files in the future. Further, due to other factors that affect patentability, and if patents are issued, they may be insufficient in scope to cover or otherwise protect Mylan’s branded products. Patents are national in scope and therefore the issuance of a patent in one country does not ensure the issuance of a patent in any other country. Furthermore, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions and has been and remains the subject of significant litigation. Legal standards relating to scope and validity of patent claims are evolving and may differ in various countries. Any patents Mylan has obtained, or obtains in the future, may be challenged, invalidated or circumvented. Moreover, the U.S. Patent and Trademark Office or any other governmental agency may commence opposition or interference proceedings involving, or consider other challenges to, Mylan’s patents or patent applications. In addition, branded products often have market viability based upon the goodwill of the product name, which typically benefits from trademark protection. Mylan’s branded products may therefore also be subject to risks related to the loss of trademark or patent protection or to competition from generic or other branded products. Challenges can come from other businesses or governments, and governments could require compulsory licensing of this intellectual property.

Any challenge to, or invalidation or circumvention of, Mylan’s intellectual property (including patents or patent applications and trademark protection) would be costly, would require significant time and attention of Mylan’s management, and could cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Both Mylan’s generics and specialty businesses develop, formulate, manufacture, or in-license and market products that are subject to economic risks relating to intellectual property rights, competition, and market unpredictability.

Mylan’s products may be subject to the following risks, among others:

•	limited patent life, or the loss of patent protection;
•	competition from generic or other branded products;
•	reductions in reimbursement rates by government and other third-party payors;
•	importation by consumers;
•	product liability;
•	drug research and development risks; and
•	unpredictability with regard to establishing a market.

In addition, developing and commercializing branded products is generally more costly than generic products. If such business expenditures do not ultimately result in the launch of commercially successful brand products, or if any of the risks above were to occur, there could be a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan faces vigorous competition from other pharmaceutical manufacturers that threatens the commercial acceptance and pricing of its products.

The pharmaceutical industry is highly competitive. Mylan faces competition from many U.S. and non-U.S. manufacturers, some of whom are significantly larger than Mylan. Mylan’s competitors may be able to develop products and processes competitive with or superior to Mylan’s own for many reasons, including but not limited to the possibility that they may have:

•	proprietary processes or delivery systems;
•	larger or more productive research and development and marketing staffs;
•	larger or more efficient production capabilities in a particular therapeutic area;
•	more experience in preclinical testing and human clinical trials;

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•	more products; or
•	more experience in developing new drugs and greater financial resources, particularly with regard to manufacturers of branded products.

The occurrence of any of the above risks could have an adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan also faces increasing competition from lower-cost generic products and other branded products. Certain of Mylan’s products are not protected by patent rights or have limited patent life and will soon lose patent protection. Loss of patent protection for a product typically is followed promptly by generic substitutes. As a result, sales of many of these products may decline or stop growing over time. Various factors may result in the sales of certain of Mylan’s products, particularly those acquired in the EPD Transaction, declining faster than has been projected, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price. In addition, legislative proposals emerge from time to time in various jurisdictions to further encourage the early and rapid approval of generic drugs. Any such proposal that is enacted into law could increase competition and worsen this negative effect on Mylan’s sales and, potentially, its business, financial condition, results of operations, cash flows and/or ordinary share price.

Competitors’ products may also be safer, more effective, more effectively marketed or sold, or have lower prices or better performance features than Mylan’s. Mylan cannot predict with certainty the timing or impact of competitors’ products. In addition, Mylan’s sales may suffer as a result of changes in consumer demand for its products, including those related to fluctuations in consumer buying patterns tied to seasonality or the introduction of new products by competitors, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

A relatively small group of products may represent a significant portion of Mylan’s revenues, gross profit, or net earnings from time to time.

Sales of a limited number of Mylan’s products from time to time represent a significant portion of its revenues, gross profit, and net earnings. For the years ended December 31, 2015 and 2014, Mylan’s top ten products in terms of sales, in the aggregate, represented approximately 29 percent and 33 percent, respectively, of its consolidated total revenues. If the volume or pricing of Mylan’s largest selling products declines in the future, its business, financial condition, results of operations, cash flows, and/or ordinary share price could be materially adversely affected.

A significant portion of Mylan’s revenues is derived from sales to a limited number of customers.

A significant portion of Mylan’s revenues are derived from sales to a limited number of customers. If Mylan were to experience a significant reduction in or loss of business with one or more such customers, or if one or more such customers were to experience difficulty in paying Mylan on a timely basis, Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price could be materially adversely affected.

During the years ended December 31, 2015, 2014 and 2013, Mylan’s consolidated third party net sales to Cardinal Health, Inc. were approximately 12 percent, 12 percent and 15 percent, respectively; Mylan’s consolidated third party net sales to McKesson Corporation were approximately 15 percent, 19 percent and 14 percent, respectively; and Mylan’s consolidated third party net sales to AmeriSourceBergen Corporation were approximately 16 percent, 13 percent and 10 percent, respectively, of consolidated third party net sales.

Mylan’s business could be negatively affected by the performance of its collaboration partners and suppliers.

Mylan has entered into strategic alliances with partners and suppliers to develop, manufacture, market and/or distribute certain products, and/or certain components of its products, in various markets. Mylan commits substantial effort, funds and other resources to these various collaborations. There is a risk that the investments made by Mylan in these collaborative arrangements will not generate financial returns. While Mylan believes its relationships with its partners and suppliers generally are successful, disputes or conflicting priorities and regulatory or legal intervention could be a source of delay or uncertainty as to the expected benefits of the collaboration. A failure or inability of Mylan’s partners or suppliers to fulfill their collaboration obligations, or the occurrence of any of the risks above, could have an adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

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Mylan may experience declines in the sales volume and prices of its products as the result of the continuing trend toward consolidation of certain customer groups, such as the wholesale drug distribution and retail pharmacy industries, as well as the emergence of large buying groups.

A significant amount of Mylan’s sales are to a relatively small number of drug wholesalers and retail drug chains. These customers represent an essential part of the distribution chain of generic pharmaceutical products. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing Mylan’s business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions increases the negotiating power of these groups, potentially enabling them to attempt to extract price discounts, rebates, and other restrictive pricing terms on Mylan’s products. The occurrence of any of the above risks could have a material adverse affect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan depends to a large extent on third-party suppliers and distributors for raw materials, particularly the chemical compound(s) that constitute the active pharmaceutical ingredients that it uses to manufacture its products, as well as certain finished goods, including certain controlled substances. These third-party suppliers and distributors may experience delays in or inability to supply Mylan with raw materials necessary to the development and/or manufacture of its products.

Mylan purchases certain API (i.e., the chemical compounds that produce the desired therapeutic effect in its products) and other materials and supplies that it uses in its manufacturing operations, as well as certain finished products, from many different foreign and domestic suppliers.

In certain cases, Mylan has listed only one supplier in its applications with regulatory agencies, and there is no guarantee that Mylan will always have timely and sufficient access to a critical raw material or finished product supplied by third parties, even when Mylan has more than one supplier. An interruption in the supply of a single-sourced or any other raw material, including the relevant API, or in the supply of finished product, could cause Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price to be materially adversely affected. In addition, Mylan’s manufacturing and supply capabilities could be adversely impacted by quality deficiencies in the products which Mylan’s suppliers provide, or at their manufacturing facilities, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan utilizes controlled substances in certain of its current products and products in development, and therefore must meet the requirements of the Controlled Substances Act of 1970 and the related regulations administered by the Drug Enforcement Administration (“DEA”) in the U.S., as well as similar laws in other countries where Mylan operates. These laws relate to the manufacture, shipment, storage, sale, and use of controlled substances. The DEA and other regulatory agencies limit the availability of the controlled substances used in certain of Mylan’s current products and products in development and, as a result, Mylan’s procurement quota of these active ingredients may not be sufficient to meet commercial demand or complete clinical trials. Mylan must annually apply to the DEA and similar regulatory agencies for procurement quotas in order to obtain these substances. Any delay or refusal by the DEA or such similar agencies in establishing Mylan’s procurement quota for controlled substances could delay or stop its clinical trials or product launches, or could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The supply of API into Europe may be negatively affected by recent regulations promulgated by the European Union.

All API imported into the EU has needed to be certified as complying with the good manufacturing practice standards established by EU laws and guidance, as stipulated by the International Conference for Harmonization. These regulations place the certification requirement on the regulatory bodies of the exporting countries. Accordingly, the national regulatory authorities of each exporting country must: (i) ensure that all manufacturing plants within their borders that export API into the EU comply with EU manufacturing standards and (ii) for each API exported, present a written document confirming that the exporting plant conforms to EU manufacturing standards. The imposition of this responsibility on the governments of the nations exporting an API may cause delays in delivery or shortages of an API necessary to manufacture Mylan’s products, as certain governments may not be willing or

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able to comply with the regulation in a timely fashion, or at all. A shortage in API may prevent Mylan from manufacturing, or cause it to have to cease manufacture of, certain products, or to incur costs and delays to qualify other suppliers to substitute for those API manufacturers unable to export. The occurrence of any of the above risks could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan has a limited number of manufacturing facilities and certain third party suppliers producing a substantial portion of its products, some of which require a highly exacting and complex manufacturing process.

A substantial portion of Mylan’s capacity, as well as its current production, is attributable to a limited number of manufacturing facilities and certain third party suppliers. A significant disruption at any one of such facilities within Mylan’s internal or third party supply chain, even on a short-term basis, whether due to a labor strike, failure to reach acceptable agreement with labor and unions, adverse quality or compliance observation, other regulatory action, infringement of intellectual property rights, act of God, civil or political unrest, export or import restrictions, or other events could impair Mylan’s ability to produce and ship products to the market on a timely basis and could, among other consequences, subject Mylan to exposure to claims from customers. Any of these events could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

In addition, the manufacture of some of Mylan’s products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including among others equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, natural disasters, power outages, labor unrest, and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause, and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred. If Mylan or one of its suppliers experiences significant manufacturing problems, such problems could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s reporting and payment obligations related to its participation in U.S. federal healthcare programs, including Medicare and Medicaid, are complex and often involve subjective decisions that could change as a result of new business circumstances, new regulations or agency guidance, or advice of legal counsel. Any failure to comply with those obligations could subject Mylan to investigation, penalties, and sanctions.

U.S. federal laws regarding reporting and payment obligations with respect to a pharmaceutical company’s participation in federal healthcare programs, including Medicare and Medicaid, are complex. Because Mylan’s processes for calculating applicable government prices and the judgments involved in making these calculations involve subjective decisions and complex methodologies, these calculations are subject to risk of errors and differing interpretations. In addition, they are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in changes that may have material adverse legal, regulatory, or economic consequences.

Pharmaceutical manufacturers that participate in the Medicaid Drug Rebate Program in the U.S., such as Mylan, are required to report certain pricing data to the Centers for Medicare & Medicaid Services (“CMS”), the federal agency that administers the Medicare and Medicaid programs. This data includes the Average Manufacturer Price (“AMP”) for each of the manufacturer’s covered outpatient drugs. CMS calculates a type of U.S. federal ceiling on reimbursement rates to pharmacies for multiple source drugs under the Medicaid program, known as the federal upper limit (“FUL”). The U.S. Patient Protection and Affordable Care Act (“PPACA”) includes a provision requiring CMS to use the weighted average AMP for pharmaceutically and therapeutically equivalent multiple source drugs to calculate FULs, instead of the other pricing data CMS previously used. The provision was effective October 1, 2010; however, AMP-based FULs have not yet been implemented to set the federal ceiling on reimbursement rates for multiple source drugs. On January 21, 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate program under the Health Reform Laws, including AMP-based FULs. These regulations generally become effective April 1, 2016. Although weighted average AMP-based FULs would not reveal Mylan’s individual AMP, publishing a weighted average AMP available to customers and the public at large could negatively affect Mylan’s commercial price negotiations.

In addition, a number of U.S. state and federal government agencies are conducting investigations of manufacturers’ reporting practices with respect to

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Average Wholesale Prices (“AWP”). The government has alleged that reporting of inflated AWP has led to excessive payments for prescription drugs, and Mylan may be named as a defendant in actions relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid.

Any governmental agencies or authorities that have commenced, or may commence, an investigation of Mylan relating to the sales, marketing, pricing, quality, or manufacturing of pharmaceutical products could seek to impose, based on a claim of violation of anti-fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties, and possible exclusion from federal healthcare programs, including Medicare and Medicaid. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments–and even in the absence of any such ambiguity–a governmental authority may take a position contrary to a position Mylan has taken, and may impose or pursue civil and/or criminal sanctions. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Mylan cannot assure you that its submissions will not be found by CMS or the U.S. Department of Veterans Affairs to be incomplete or incorrect. Any failure to comply with the above laws and regulations, and any such penalties or sanctions could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan may experience reductions in the levels of reimbursement for pharmaceutical products by governmental authorities, HMOs, or other third-party payors. In addition, the use of tender systems and other forms of price control could reduce prices for Mylan’s products or reduce its market opportunities.

Various governmental authorities (including, among others, the U.K. National Health Service and the German statutory health insurance scheme) and private health insurers and other organizations, such as health maintenance organizations (“HMOs”) in the U.S., provide reimbursements or subsidies to consumers for the cost of certain pharmaceutical products. Demand for Mylan’s products depends in part on the extent to which such reimbursement is available. In the U.S., third-party payors increasingly challenge the pricing of pharmaceutical products. This trend and other trends toward the growth of HMOs, managed healthcare, and legislative healthcare reform create significant uncertainties regarding the future levels of reimbursement for pharmaceutical products. Further, any reimbursement may be reduced in the future to the point that market demand for Mylan’s products and/or Mylan’s profitability declines. Such a decline could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

In addition, a number of markets in which Mylan operates have implemented or may implement tender systems or other forms of price controls for generic pharmaceuticals in an effort to lower prices. Under such tender systems, manufacturers submit bids which establish prices for generic pharmaceutical products. Upon winning the tender, the winning company will receive a preferential reimbursement for a period of time. The tender system often results in companies underbidding one another by proposing low pricing in order to win the tender.

Certain other countries may consider the implementation of a tender system or other forms of price controls. Even if a tender system is ultimately not implemented, the anticipation of such could result in price reductions. Failing to win tenders, or the implementation of similar systems or other forms of price controls in other markets leading to further price declines, could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Legislative or regulatory programs that may influence prices of pharmaceutical products could have a material adverse effect on Mylan’s business.

Current or future U.S. federal, U.S. state or other countries’ laws and regulations may influence the prices of drugs and, therefore, could adversely affect the payment that Mylan receives for its products. For example, programs in existence in certain states in the U.S. seek to broadly set prices, within those states, through the regulation and administration of the sale of prescription drugs. Expansion of these programs, in particular state Medicare and/or Medicaid programs, or changes required in the way in which Medicare payment rates are set and/or the way Medicaid rebates are calculated, could adversely affect the payment Mylan receives for its products and could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

In order to control expenditure on pharmaceuticals, most member states in the EU regulate the pricing of products and, in some cases, limit the range of different forms of pharmaceuticals available for prescription by

Risk factors

national health services. These controls can result in considerable price differences between member states.

Several countries in which Mylan operates have implemented, or plan to or may implement, government mandated price reductions and/or other controls. When such price cuts occur, pharmaceutical companies have generally experienced significant declines in revenues and profitability and uncertainties continue to exist within the market after the price decrease. Such price reductions or controls could have an adverse effect on Mylan’s business, and as uncertainties are resolved or if other countries in which Mylan operates enact similar measures, they could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Healthcare reform legislation could have a material adverse effect on Mylan’s business.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for, healthcare services in the U.S., and it is likely that Congress and state legislatures and health agencies will continue to focus on healthcare reform in the future. The PPACA and The Health Care and Education and Reconciliation Act of 2010 (H.R. 4872), which amends the PPACA (collectively, the “Health Reform Laws”), were signed into law in March 2010. While the Health Reform Laws may increase the number of patients who have insurance coverage for Mylan’s products, they also include provisions such as the assessment of a pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs.

Mylan is unable to predict the future course of federal or state healthcare legislation. The Health Reform Laws and further changes in the law or regulatory framework that reduce Mylan’s revenues or increase its costs could have a material adverse effect on its business, financial condition, results of operations, cash flows, and/or ordinary share price.

Additionally, Mylan encounters similar regulatory and legislative issues in most other countries. In the EU and some other international markets, the government provides healthcare at low cost to consumers and regulates pharmaceutical prices, patient eligibility and/or reimbursement levels to control costs for the government-sponsored healthcare system. These systems of price regulations may lead to inconsistent and lower prices. Within the EU and in other countries, the availability of Mylan’s products in some markets at lower prices undermines its sales in other markets with higher prices. Additionally, certain countries set prices by reference to the prices in other countries where Mylan’s products are marketed. Thus, Mylan’s inability to secure adequate prices in a particular country may also impair its ability to obtain acceptable prices in existing and potential new markets, and may create the opportunity for third party cross border trade.

If significant additional reforms are made to the U.S. healthcare system, or to the healthcare systems of other markets in which Mylan operates, those reforms could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan is involved in various legal proceedings and certain government inquiries and may experience unfavorable outcomes of such proceedings or inquiries.

Mylan is or may be involved in various legal proceedings and certain government inquiries or investigations, including, but not limited to, patent infringement, product liability, antitrust matters, breach of contract, and claims involving Medicare and/or Medicaid reimbursements, or laws relating to sales, marketing, and pricing practices, which, if material, are described in Mylan’s periodic reports, that involve claims for, or the possibility of, fines and penalties involving substantial amounts of money or other relief, including but not limited to civil or criminal fines and penalties and exclusion from participation in various government health-care-related programs. With respect to government antitrust enforcement and private plaintiff litigation of so-called “pay for delay” patent settlements, large verdicts, settlements or government fines are possible, especially in the U.S. and EU. Mylan’s material litigation and legal proceedings consist of: the lorazepam clorazepate litigation, the mondafinil antitrust litigation, the pioglitazone litigation, certain shareholder class actions relating to the EPD Transaction, drug pricing matters related to the marketing pricing and sale of Mylan’s Doxycycline and Digoxin products, certain European Commission (the “Commission”) proceedings, the citalopram litigation and the paroxetine litigation. If any of these legal proceedings or inquiries were to result in an adverse outcome, the impact could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

With respect to product liability, Mylan maintains a combination of self-insurance (including through its wholly owned captive insurance subsidiary) and commercial insurance to protect against and manage a portion of the risks involved in conducting its business. Although Mylan carries insurance, Mylan believes that no reasonable amount of insurance can fully protect against all such risks because of the potential liability inherent in the business of producing pharmaceuticals for human consumption. Emerging developments in

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the U.S. legal landscape relative to the liability of generic pharmaceutical manufacturers for certain product liabilities claims could increase Mylan’s exposure to litigation costs and damages. While none of Mylan’s ongoing product liability lawsuits, which primarily consist of claims related to its Fentanyl Transdermal System, Phenytoin, Propoxyphene and Alendronate, are individually material to Mylan, such lawsuits could in the aggregate be material to Mylan. To the extent that a loss occurs, depending on the nature of the loss and the level of insurance coverage maintained, it could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

In addition, in limited circumstances, entities that Mylan acquired are party to litigation in matters under which Mylan is, or may be, entitled to indemnification by the previous owners. Even in the case of indemnification, there are risks inherent in such indemnities and, accordingly, there can be no assurance that Mylan will receive the full benefits of such indemnification, or that Mylan will not experience an adverse result in a matter that is not indemnified, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan has a number of clean energy investments which are subject to various risks and uncertainties.

Mylan has invested in clean energy operations capable of producing refined coal that it believes qualify for tax credits under Section 45 of the Code. Mylan’s ability to claim tax credits under Section 45 of the Code depends upon the operations in which Mylan has invested satisfying certain ongoing conditions set forth in Section 45 of the Code. These include, among others, the emissions reduction, “qualifying technology,” and “placed-in-service” requirements of Section 45 of the Code, as well as the requirement that at least one of the operations’ owners qualifies as a “producer” of refined coal. While Mylan has received some degree of confirmation from the IRS relating to Mylan’s ability to claim these tax credits, the IRS could ultimately determine that the operations have not satisfied, or have not continued to satisfy, the conditions set forth in Section 45 of the Code. Additionally, Congress could modify or repeal Section 45 of the Code and remove the tax credits retroactively.

In addition, Section 45 of the Code contains phase out provisions based upon the market price of coal, such that, if the price of coal rises to specified levels, Mylan could lose some or all of the tax credits it expects to receive from these investments.

Finally, when the price of natural gas or oil declines relative to that of coal, some utilities may choose to burn natural gas or oil instead of coal. Market demand for coal may also decline as a result of an economic slowdown and a corresponding decline in the use of electricity. If utilities burn less coal, eliminate coal in the production of electricity or are otherwise unable to operate for an extended period of time, the availability of the tax credits would also be reduced. The occurrence of any of the above risks could adversely affect Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan has significant indebtedness which could adversely affect Mylan’s financial condition and prevent Mylan from fulfilling its obligations under such indebtedness. Any refinancing of this debt could be at significantly higher interest rates. Mylan’s substantial indebtedness could lead to adverse consequences.

Mylan’s level of indebtedness could have important consequences, including but not limited to:

•	increasing Mylan’s vulnerability to general adverse economic and industry conditions;
•	requiring Mylan to dedicate a substantial portion of its cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
•	limiting Mylan’s flexibility in planning for, or reacting to, challenges and opportunities, and changes in its businesses and the markets in which Mylan operates;
•	limiting Mylan’s ability to obtain additional financing to fund its working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;
•	increasing Mylan’s vulnerability to increases in interest rates in general because a substantial portion of its indebtedness bears interest at floating rates; and
•	placing Mylan at a competitive disadvantage to its competitors that have less debt.

Mylan’s ability to service its indebtedness will depend on its future operating performance and financial results, which will be subject, in part, to factors beyond its control, including interest rates and general economic, financial and business conditions. If Mylan does not have sufficient cash flow to service its indebtedness, it may need to refinance all or part of its existing indebtedness, borrow more money or sell securities or assets, some or all of which may not be available to Mylan at acceptable terms or at all. In addition, Mylan may need to incur additional indebtedness in the future in the ordinary course of business. Although the terms of Mylan’s senior credit agreement and its bond indentures allow Mylan to

Risk factors

incur additional debt, this is subject to certain limitations which may preclude it from incurring the amount of indebtedness it otherwise desires.

In addition, if Mylan incurs additional debt, the risks described above could intensify. If global credit markets return to their recent levels of contraction, future debt financing may not be available to Mylan when required or may not be available on acceptable terms, and as a result Mylan may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or satisfy its obligations under its indebtedness. Any of the foregoing could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s credit facilities, senior unsecured notes, accounts receivable securitization facility, other outstanding indebtedness and any additional indebtedness Mylan incurs in the future impose, or may impose, significant operating and financial restrictions on Mylan. These restrictions limit Mylan’s ability to, among other things, incur additional indebtedness, make investments, pay certain dividends, prepay other indebtedness, sell assets, incur certain liens, enter into agreements with Mylan’s affiliates or restricting its subsidiaries’ ability to pay dividends, merge or consolidate. In addition, Mylan’s Revolving Credit Agreement, 2014 Term Loan, 2015 Term Loans, and accounts receivable securitization facility require Mylan to maintain specified financial ratios. A breach of any of these covenants or Mylan’s inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare Mylan’s indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan enters into various agreements in the normal course of business which periodically incorporate provisions whereby Mylan indemnifies the other party to the agreement.

In the normal course of business, Mylan periodically enters into commercial, employment, legal settlement, and other agreements which incorporate indemnification provisions. In some but not all cases, Mylan maintains insurance coverage which it believes will effectively mitigate its obligations under certain of these indemnification provisions. However, should Mylan’s obligation under an indemnification provision exceed any applicable coverage or should coverage be denied,

Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price could be materially adversely affected.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any future changes in estimates, judgments and assumptions used or necessary revisions to prior estimates, judgments or assumptions or changes in accounting standards could lead to a restatement or revision to previously issued financial statements.

The consolidated and condensed consolidated financial statements included in the periodic reports Mylan files with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future and any necessary revisions to prior estimates, judgments or assumptions could lead to a restatement. Furthermore, although Mylan has recorded reserves for litigation related contingencies based on estimates of probable future costs, such litigation related contingencies could result in substantial further costs. Also, any new or revised accounting standards may require adjustments to previously issued financial statements. Any such changes could result in corresponding changes to the amounts of liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan must maintain adequate internal controls and be able on an annual basis, to provide an assertion as to the effectiveness of such controls.

Effective internal controls are necessary for Mylan to provide reasonable assurance with respect to Mylan’s financial reports. Mylan spends a substantial amount of management and other employee time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure. In the U.S., such regulations include the Sarbanes-Oxley Act of 2002, SEC regulations and the NASDAQ listing standards. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires management’s annual review and evaluation of Mylan’s internal control over financial reporting and attestation as to the effectiveness of these controls by its independent registered public accounting

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firm. If Mylan fails to maintain the adequacy of its internal controls, Mylan may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Additionally, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If Mylan fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, this could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s future success is highly dependent on its continued ability to attract and retain key personnel. Loss of key personnel could lead to loss of customers, business disruption, and a decline in revenues, adversely affect the progress of pipeline products, or otherwise adversely affect Mylan’s operations.

It is important that Mylan attract and retain qualified personnel in order to develop and commercialize new products, manage its business, and compete effectively. Competition for qualified personnel in the pharmaceutical industry is very intense. If Mylan fails to attract and retain key scientific, technical, commercial, or management personnel, Mylan’s business could be affected adversely. Additionally, while Mylan has employment agreements with certain key employees in place, their employment for the duration of the agreement is not guaranteed. Current and prospective employees might also experience uncertainty about their future roles with Mylan following the consummation of the EPD Transaction, which might adversely affect its ability to retain key managers and other employees. If Mylan is unsuccessful in retaining its key employees or enforcing certain post-employment contractual provisions such as confidentiality or non-competition, it could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The EPD Business has a limited history in the structure in which it currently operates.

Prior to the consummation of the EPD Transaction, the EPD Business had been operated by Abbott as part of its broader corporate organization. As a result of the EPD Business’s separation from Abbott, the EPD Business may encounter operational or financial difficulties that would not have occurred if the EPD Business continued operating in its former structure. For example, the EPD Business’s working capital and capital for general corporate purposes have historically been provided as part of the corporate-wide cash management policies of Abbott. Mylan may need to obtain additional financing for the EPD Business from lenders, public offerings or private placements of debt or equity securities, strategic relationships, or other arrangements. Similarly, the EPD Business’s combined financial statements reflect allocations of expenses from Abbott for corporate functions and may differ from the expenses the EPD Business would have incurred had the EPD Business been operated by Mylan, and the EPD Business will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which it will no longer have access after closing and, for certain services to be provided pursuant to a transition services agreement entered into in connection with the consummation of the EPD Transaction (the “Transition Services Agreement”), the expiration of the Transition Services Agreement. In addition, as a result of the separation of the EPD Business from Abbott, other significant changes may occur in the EPD Business’s cost structure, management, financing, and business operations as a result of operating separately from Abbott that could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The EPD Business and Abbott are interdependent with respect to certain transition services and manufacturing and supply of certain products and share certain intellectual property.

Prior to the EPD Transaction, Abbott or one of its affiliates performed various corporate functions for the EPD Business, such as accounting, information technology, and finance, among others. Abbott is required to provide some of these functions to the EPD Business for a period of time pursuant to the Transition Services Agreement. The EPD Business may incur temporary interruptions in business operations if it cannot complete the transition effectively from Abbott’s existing operational systems and the transition services that support these functions as the EPD Business replaces these systems or integrates them with Mylan’s

Risk factors

systems. The EPD Business is dependent on Abbott providing certain transition services, and Mylan could be negatively impacted if Abbott fails to perform under the Transition Services Agreement. In addition, Abbott or one of its affiliates is required to manufacture products for the EPD Business, pursuant to certain agreements providing for, among other things, manufacturing and supply services. Disruptions or disagreements related to the third-party manufacturing relationship with Abbott could impair Mylan’s ability to ship products to the market on a timely basis and could, among other consequences, subject Mylan to exposure to claims from customers.

Mylan has certain obligations to provide transition services to Abbott and to manufacture for and supply products to Abbott. Accordingly, Mylan may need to allocate resources to provide transition services or manufacturing capacity to Abbott in lieu of supplying products for the EPD Business, which could have a negative impact on Mylan.

In addition, Abbott or one of its affiliates owns registrations, including marketing authorizations, for certain products of the EPD Business in certain jurisdictions, and disagreements could arise regarding Abbott’s or Mylan’s use of such registrations in the territory allocated to each party.

The risks related to the foregoing relationships between Mylan and Abbott could be exacerbated if Abbott fails to perform under the agreements between Mylan and Abbott or the EPD Business fails to have necessary systems and services in place when the obligations under the agreements between Mylan and Abbott expire, and such risks could have a negative impact on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan’s business relationships, including customer relationships, may be subject to disruption due to the EPD Transaction.

Parties with which Mylan currently does business or may do business in the future, including customers and suppliers, may experience ongoing uncertainty associated with the EPD Transaction, including with respect to current or future business relationships with Mylan. As a result, Mylan’s business relationships may be subject to disruptions if customers, suppliers, and others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan. For example, certain customers and collaborators have contractual consent rights or termination rights that may have been triggered by a change of control or assignment of the rights and obligations of contracts that were transferred in the EPD Transaction. In addition, Mylan’s contract manufacturing business could be impaired if existing or potential customers determine not to continue or initiate contract manufacturing relationships with Mylan. These disruptions could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan is in the process of enhancing and further developing its global ERP systems and associated business applications, which could result in business interruptions if Mylan encounters difficulties.

Mylan is enhancing and further developing its global ERP and other business critical information technology (“IT”) infrastructure systems and associated applications to provide more operating efficiencies and effective management of Mylan’s business and financial operations. Such changes to ERP systems and related software, and other IT infrastructure carry risks such as cost overruns, project delays and business interruptions and delays. If Mylan experiences a material business interruption as a result of its ERP enhancements, it could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Mylan is increasingly dependent on information technology and its systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to Mylan’s information technology systems or breaches of information security could adversely affect Mylan’s business. Mylan is increasingly dependent on sophisticated information technology systems and infrastructure to operate its business. In the ordinary course of business, Mylan collects, stores and transmits large amounts of confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and it is critical that Mylan do so in a secure manner to maintain the confidentiality and integrity of such confidential information. Mylan also has outsourced significant elements of its operations to third parties, some of which are outside the U.S., including significant elements of Mylan’s information technology infrastructure, and as a result Mylan is managing many independent vendor relationships with third parties who may or could have access to its confidential information. The size and complexity of Mylan’s information technology systems, and those of Mylan’s third party vendors with whom Mylan contracts, make such systems potentially vulnerable to service interruptions. The size and complexity of Mylan’s and Mylan’s vendors’ systems and the large amounts of confidential information that is present on them also makes them potentially vulnerable to security breaches from inadvertent or intentional

Risk factors

actions by Mylan’s employees, partners or vendors, or from attacks by malicious third parties. Mylan and its vendors could be susceptible to third party attacks on its information technology systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including state and quasi-state actors, criminal groups, “hackers” and others. Maintaining the security, confidentiality and integrity of this confidential information (including trade secrets or other intellectual property, proprietary, business information and personal information) is important to Mylan’s competitive business position. However, such information can be difficult to protect. While Mylan has taken steps to protect such information and invested heavily in information technology, there can be no assurance that its efforts will prevent service interruptions or security breaches in its systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect Mylan’s business operations or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information. A breach of Mylan’s security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use Mylan’s proprietary technology or information, and/or adversely affect Mylan’s business position. Further, any such interruption, security breach, or loss, misappropriation, and/or unauthorized access, use or disclosure of confidential information, including personal information regarding Mylan’s patients and employees, could result in financial, legal, business, and reputational harm to Mylan and could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

The expansion of social media platforms presents new risks and challenges.

The inappropriate use of certain social media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information or the improper dissemination of material non-public information. In addition, negative posts or comments about Mylan on any social networking web site could seriously damage Mylan’s reputation. Further, the disclosure of non-public company sensitive information through external media channels could lead to information loss as there might not be structured processes in place to secure and protect information. If Mylan’s non-public sensitive information is disclosed or if its reputation is seriously damaged through social media, it could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

Risk factors related to Meda

In deciding whether to accept the Offer, Meda shareholders should consider carefully the following risk factors and the risk factors set forth under the caption “Risk factors related to Mylan and the Offer,” in addition to the other information contained in or incorporated by reference into this Offer Document, including the matters addressed under the caption “Forward-looking information.” The following risk factors related to Meda’s business reflect Meda’s views.

Meda operates in a highly competitive industry.

The pharmaceutical industry is highly competitive, and Meda faces competition in all the regions and product categories in which it is active. Meda’s competitors may be able to develop products and processes competitive with or superior to Meda’s own for many reasons, such as more experience in developing new drugs or greater financial resources. There is accordingly a risk that Meda’s product candidates or products developed by Meda’s partners will not be preferred over existing or newly developed products, which may negatively affect Meda’s operations and financial position. Future products in development by other pharmaceutical companies may result in increased competition and lower sales of Meda’s products.

Sales of Meda products that are protected by patents may be negatively impacted by expiry, challenge or infringement.

Meda’s prescription drugs face competition from generic products. Generic products are generally cheaper than branded versions and, in certain markets where they are available, may be required or encouraged in place of branded versions under third-party reimbursement programs or as a result of legal or other efforts to control healthcare spending.

The extent of Meda’s patent protection from generic products varies on a product by product basis, and from market to market. For example, for Elidel, there are several patent families claiming different aspects of the product (e.g. in respect of substance, crystalline form, formulation and production matters), with the main patent family covering the crystalline form used in the product beginning to expire from 2018 in certain markets; while for Dymista, there are relevant patent families expiring in Europe in 2028 and in the United States in 2023 and 2026. Moreover, the pharmaceutical industry historically has generated substantial litigation concerning the manufacture, use and sale of products, with patents routinely challenged (or alleged to have been infringed).

If Meda is not successful in defending its patents and maintaining exclusive rights to market its products still under patent protection, its sales of the relevant products could decline sharply in a very short period and be subject to considerable pricing pressure. Meda may also become subject to infringement claims by third parties and may have to defend against charges that it violated patents or the proprietary rights of third parties and, if infringement is found, could lose its right to develop, manufacture or sell certain products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Meda may be unable maintain its current margins on certain products due to pricing pressure, including social and political pressure.

Price pressure has been and can be expected to remain significant within certain of Meda’s business areas, and there is thus a risk that Meda will not be able to maintain its current margins on certain products.

Meda may experience downward pricing pressure on the prices of certain of its products due to social or political pressure to lower the cost of pharmaceutical products, which may reduce its revenue and future profitability. Recent events have resulted in increased public and governmental scrutiny of the cost of pharmaceutical products, especially in connection with price increases following other companies’ acquisitions of product rights, including from U.S. federal prosecutors and members of the U.S. Congress. Meda’s revenue and future profitability could be negatively affected if these or similar inquiries or regulatory steps were to result in legislative or regulatory proposals that limit Meda’s ability to maintain the prices of, and thus margins on, its products.

Some Meda products entitle the end customer to remuneration from paying third parties, such as private insurance companies and public authorities. Meda cannot be certain that, over time, third party reimbursements for its products will remain at the same levels or permit the same level of return on its

Risk factors

investments. Changes among such bodies in terms of their scope, efforts, guidelines and ability to influence pricing of and demand for pharmaceuticals may result in negative commercial and financial effects for Meda. Other Meda products are not reimbursed by third parties, and in respect of these in particular, reduced purchasing power of the end consumer may lead to decrease in demand and/or the will to spend money on such products, which may result in lower sales of Meda’s products.

An economic downturn or other macroeconomic trends may cause a decrease in demand and may consequently have a negative impact on Meda’s earnings and financial position.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. This has led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third party payor coverage or reimbursement in the foreseeable future, and this may include reduced spending on healthcare, including but not limited to pharmaceutical products. Meda’s sales could be negatively impacted if patients forego obtaining healthcare, patients and customers reduce spending or purchases, and/or if governments and/or third-party payors reduce or eliminate coverage or reimbursement amounts for pharmaceuticals and/or impose price or other controls adversely impacting the price or availability of pharmaceuticals. In addition, reduced consumer and customer spending, and/or reduced government and/or third-party payor coverage or reimbursement, and/or new government controls, may drive Meda and its competitors to decrease prices and/or may reduce the ability of customers to pay and/or may result in reduced demand for Meda’s products. Although Meda operates in a large number of geographical markets and its products may be vital for the patient irrespective of economic trends, there is a risk that a recession could lead to a decreased demand for Meda’s products and consequently have a negative impact on Meda’s earnings and financial position.

Meda’s products or operations may become subject to increased or changed requirements or restrictions from regulatory authorities, which could have negative commercial and financial effects for Meda.

Meda is dependent on and subject to the actions of public authorities. Governmental authorities such as the FDA impose substantial requirements on the development, manufacture, holding, labeling, marketing, advertising, promotion, distribution and sale of therapeutic pharmaceutical products through lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. Regulatory bodies may also introduce changes in regulations on pricing and discounting of drugs or changes in the conditions for prescribing a certain drug. If Meda’s products or operations become subject to further or changed requirements or restrictions from regulatory authorities, it could have negative commercial and financial effects for Meda.

Challenges inherent in developing business in emerging markets may impede the future growth of Meda’s product portfolio.

Meda has a diversified geographic footprint with approximately 62 percent of Meda’s sales generated in western Europe (the largest countries being Italy, Germany, France and Sweden), 19 percent in emerging markets (driven by China, Russia, the Middle East and Thailand) and 17 percent in the U.S. It operates in certain countries through its own sales organization and in others through distributors that manage the sales of Meda’s products.

Meda’s focus on continuing to develop business in emerging markets is a significant factor for Meda’s future growth prospects. In some of these countries, however, the financial, political and social situation may be unstable. Risks inherent in conducting business in emerging markets include:

•	difficulties in coordinating and managing foreign operations, including ensuring that foreign operations comply with foreign laws, such as export laws and applicable worldwide anti-bribery laws;
•	price and currency exchange controls;
•	potential restrictions on the repatriation of funds and scarcity of hard currency;
•	political and economic instability;
•	compliance with multiple regulatory regimes;
•	less established legal and regulatory regimes in certain jurisdictions, including as relates to enforcement of anti-bribery and anti-corruption laws and the reliability of the judicial systems;
•	differing degrees of protection for intellectual property;
•	unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements;
•	new export license requirements;
•	adverse changes in tariff and trade protection measures;
•	differing labor regulations;
•	potentially negative consequences from changes in or interpretations of tax laws;
•	restrictive governmental actions;
•	possible nationalization or expropriation;

Risk factors

•	credit market uncertainty;
•	differing local practices, customs and cultures, some of which may not align or comply with Meda’s practices and policies;
•	difficulties with licensees, contract counterparties, or other commercial partners; and
•	differing local product preferences and product requirements.

Any of these factors could have a material adverse effect on Meda’s business, earnings and financial position. More generally, any difficulties that Meda may face in adapting to emerging markets could impair Meda’s ability to take advantage of growth opportunities in these regions, and any decline in the growth of emerging markets could also negatively affect Meda’s business, results of operations or financial condition.

Sales of certain Meda products may be adversely affected by unanticipated seasonal variations outside Meda’s control.

A portion of Meda’s sales are dependent on seasonal variations that Meda cannot influence. For instance, a short pollen season or a season with low pollen counts may lead to reduced sales of certain of Meda’s products in the key respiratory area (asthma and allergy), resulting in a negative effect on Meda’s sales. Although seasonality of this sort presently only affects a limited portion of the product portfolio, the significance of seasonal variations may increase over time as the product portfolio evolves.

An increase in parallel trade may have negative commercial and financial effects for Meda.

Differences in the price of pharmaceuticals in markets where Meda operates may lead to an increase in parallel imports, with Meda’s products being purchased at a lower price in certain markets and then competing with Meda’s sales in other markets. For example, differences between national pricing regimes create price differentials within the European Union that can lead to significant parallel trade in pharmaceutical products. Movements of pharmaceutical products into North America, in particular the movement of products from Canada into the U.S., may also increase. Increased parallel trade could result in materially adverse commercial and financial effects for Meda.

There is a risk that new product launches or launches of existing products in new markets will not succeed, which could negatively impact Meda’s expected earnings and financial position.

Launching a new drug is time consuming and unpredictable, and involves considerable investments in marketing, stocking of products before launch, as well as other types of costs. The success of new products is of particular importance for Meda because new product launches are intended to contribute to Meda’s organic growth. There is a risk that new product launches will not succeed for various reasons, including inability to demonstrate a differentiated profile for the product or the undermining of intellectual property rights. New products or product launches that are not successful might have a negative impact on Meda’s expected earnings and financial position. Success when establishing existing products in new markets is also of importance for Meda. There is a risk that the launch of existing products in new markets will not succeed for various reasons, including inability to correctly identify and utilize relevant sales and marketing opportunities for the product, inability to create a differentiated profile for the product and the undermining of intellectual property rights. Unsuccessful launches of existing products in new markets may have a negative impact on Meda’s expected earnings and financial position.

Meda’s sales and earnings may be negatively impacted if Meda’s business partners do not meet their obligations under their partnership and/or license agreements.

Meda actively collaborates in marketing, sales and development with other pharmaceutical companies. Meda uses other pharmaceutical companies as distributors in North America and also uses local distributors in countries where it does not have its own marketing and sales organization, including in parts of South America, Asia and Africa.

There is a risk that companies that Meda enters into partnership and/or license agreements with may not meet their obligations under such agreements, which could have a negative impact on Meda’s sales and earnings. There is also a risk that Meda will not be able to enter into partnership and/or license agreements on terms that are acceptable to Meda in the future, which could also have a negative impact on Meda’s sales and earnings.

There can be no guarantee that clinical trials will result in Meda receiving the requisite approval from authorities or lead to new products that can be sold on the market, either of which may negatively affect Meda’s expected sales, earnings and financial position.

Prior to the sale of certain new products, Meda or its partners may be required to demonstrate the potential product’s safety and efficacy for humans through clinical trials. There can be no guarantee that clinical trials or other studies conducted by Meda or its partners will demonstrate the level of safety and efficacy necessary to

Risk factors

receive the requisite approval from the authorities, or that they will result in products that can be sold on the market, either of which may negatively affect Meda’s expected sales, earnings and financial position. Even promising results from preclinical and early clinical studies do not always accurately predict results in later, large scale trials. A failure to demonstrate safety and efficacy could or would result in Meda’s failure to obtain regulatory approvals.

Clinical trials can also be delayed for reasons outside of Meda’s control, which can lead to increased development costs and delays in regulatory approval. Meda also may experience delays in obtaining, or may not obtain, required initial and continuing approval of its clinical trials from institutional review boards.

To the extent that clinical trials are required prior to the sale of Meda’s new products, any failure to receive requisite approvals, or to receive requisite approvals in a timely manner, including for the reasons described above, could have a negative impact on Meda’s expected sales, earnings and financial position.

Disruptions in Meda’s manufacturing operations for its products may negatively impact earnings as Meda’s ability to manufacture sufficient volumes of products to meet demand may be impaired.

Meda’s manufacturing operations entail production of complex pharmaceutical products amidst strict quality controls and in a highly regulated environment. Production is generally characterized by a chain of processes, manufacturing complexity (including the need for sophisticated equipment that can take time to install) and extensive testing requirements and safety and security processes that combine to increase the overall difficulty of manufacturing and resolving manufacturing problems that Meda may encounter. Moreover, approximately 60 percent of Meda’s manufacturing is handled by externally contracted manufacturers, and Meda may not always be in a position to ensure that such third parties comply with current good manufacturing practices, quality system management requirements or similar standards, which further increases the potential for supply disruptions.

To the extent that Meda encounters supply disruptions in the future, including in respect of third party manufacturers, such disruptions could have a negative impact on Meda’s operations, financial position and earnings.

Competition for experienced employees can be intense, and an inability to attract and retain key employees may negatively impact Meda’s business, financial position and earnings.

Meda is highly dependent on scientific, technical, commercial and management personnel to develop and commercialize new products, effectively market its product portfolio, manage its business, and, in general, compete effectively. Any failure to attract or retain key scientific, technical, commercial and management personnel could have negative financial and commercial implications for Meda. Meda’s ability to recruit and retain qualified employees is of utmost importance in order to secure the appropriate level of expertise within Meda. Given the intense competition for experienced employees among pharmaceutical companies, there is a risk of losing key employees, which could have a negative impact on Meda’s operations, financial position and earnings.

Product liability claims for damages brought against Meda may negatively affect Meda’s operations and profitability.

Product development, clinical trials, production, sales and marketing of Meda’s products are subject to product liability risk.

Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. In addition to direct expenditures for damages, settlement and defense costs, there is a possibility of adverse publicity, loss of revenues and disruption of business as a result of product liability claims. Any such developments could negatively affect Meda’s operations and profitability.

Moreover, although Meda has product liability insurance protection, there is a risk that Meda’s insurance will not fully cover claims for liability for damages relating to the use of its products. This could negatively affect Meda’s operations and profitability.

Meda may be unsuccessful in preventing infringement of its intellectual property rights or may be held liable for infringement of others’ intellectual property rights, either of which could have a negative impact on Meda’s operations and profitability.

Meda invests significant sums in product development and acquires intellectual property developed by other companies. In order to support a return on these investments, Meda actively asserts its intellectual property rights and closely monitors the activities of its competitors, including competitors’ possession of intellectual property rights. However, there is a risk that Meda’s rights could be infringed upon. Should this occur, there is a risk that Meda would be unable to assert its rights to the extent expected in legal proceedings, because the scope of protection is considered to be too narrow, because Meda’s rights are considered invalid or for other reasons, which could have a negative impact on Meda’s operations and profitability.

Risk factors

There is a risk that Meda’s products and/or trademarks will be alleged or deemed to infringe on the rights of others. Thus, Meda may be drawn into court proceedings for alleged infringement of the rights of others. If this happens, there is a risk that Meda may be liable to pay significant damages, which would have a negative impact on Meda’s operations and profitability.

Furthermore, Meda is dependent on know-how and it cannot be ruled out that competitors may develop similar know-how, or that Meda will be unable to protect its know-how effectively, which may negatively affect Meda’s operations and profitability.

Any possible violations of Meda’s internal compliance policies and guidelines or code of conduct for suppliers may have significant negative effects on Meda’s operations and brand.

Meda has adopted various internal compliance policies and guidelines as well as a code of conduct for suppliers, focusing inter alia on responsible business practices, environmental management and anti-corruption. Any possible violations of such policies and guidelines or applicable anti-corruption laws, anti-money laundering laws and/or similar laws applicable to Meda may have significant negative effects on Meda’s expected sales, earnings, financial position and brand.

Meda may be unable to continue to secure financing on agreeable terms and a sudden change in Meda’s liquidity could impede its ability to fulfill existing payment obligations as they become due.

The ability of Meda to meet future capital needs is to a large extent depending on the successful sale of Meda’s products. In order to finance acquisitions of companies, acquisitions of product rights or other measures undertaken to achieve strategic objectives, the future operations of Meda may need additional financial resources. There is a risk that Meda will not be able to secure necessary capital to be able to meet its payment obligations when due or to finance acquisitions of companies, acquisitions of product rights or other measures undertaken to achieve strategic objectives. In this respect, general developments in the capital and credit markets are also of significant importance and may adversely affect Meda.

Moreover, Meda may need to incur additional indebtedness in order to refinance existing indebtedness as it matures or comes due. As of March 31, 2016, Meda had SEK 23.9 billion of total borrowings outstanding, including SEK 2.6 billion of short-term borrowings. There is a risk that Meda will not be able to procure sufficient funds to refinance its indebtedness as it comes due or that financing will only be obtainable on undesirable commercial terms. In addition, there is a risk that Meda may default on or otherwise breach the terms of its existing financial obligations due to, among other things, changes in the general economy or disruptions in the capital and credit markets. Such a default or breach could negatively affect Meda’s financial position and earnings.

Failure to negotiate adequate contractual protections in connection with acquisitions or failure to integrate acquired companies following an acquisition may negatively affect Meda’s sales, earnings and financial position.

In connection with acquisitions, all of the acquired company’s liabilities, as well as its assets may be transferred. There is a risk that not all actual or potential liabilities of the acquired company are identified prior to the acquisition and/or that no representations, warranties or indemnities covering such liabilities are obtained. If Meda is unable to obtain contractual protection regarding such liabilities, this could adversely affect Meda’s business and profitability.

Acquisitions generally involve risks related to integration. Apart from company specific risks, the acquired company’s relationships with key individuals, customers and suppliers may be negatively affected. There is also a risk of integration processes taking longer or being more costly than estimated. Similarly, there is a risk that expected synergies do not occur, either completely or in part. The integration of acquisitions may involve organizational changes which, in the short term, could cause delays of the implementation of plans and achievement of objectives. Pharmaceutical companies are knowledge-based companies, and accordingly, integration normally involves risks relating to the ability to retain expertise and to create a common culture, among other risks. If Meda does not succeed in integrating acquired businesses, or if these businesses, after integration, do not perform as expected, this may negatively affect Meda’s expected sales, earnings and financial position.

Meda may be unable to govern and control its expanded operations effectively, which may negatively affect Meda’s operations and earnings.

Acquisitions have historically been a primary driver of Meda’s expansion. Between 2000 and 2015, Meda made more than 30 major acquisitions of companies and product rights. Several strategic acquisitions have added important products to Meda’s portfolio. Meda’s largest acquisition to date was completed in 2014 when Italian specialty pharma company Rottapharm was acquired.

Risk factors

With continued expansion comes the risk that Meda’s existing control, governance, accounting and information systems may prove to be inadequate for the planned growth, and additional investment in these systems may be necessary. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, Meda may be required to devote significant management attention and resources to the integration of an acquired business into Meda’s practices and operations. Any integration process may be disruptive and, if implemented ineffectively, may restrict the realization of the full expected benefits. Meda’s potential inability to govern and control its expanded operations effectively could have negative commercial and financial consequences for Meda. In addition, any acquisition of assets and rights to products and compounds may fail to accomplish Meda’s strategic objective and may not perform as expected.

A significant reduction in Meda’s goodwill may negatively impact its financial position.

Meda reports substantial value for goodwill and product rights (SEK 47,393 million, or 78 percent of total assets, as of December 31, 2015). Goodwill is the only intangible asset that is reported based on indefinite useful life. Impairment testing is done on an ongoing basis. Significant reduction in value may arise in the future for a variety of reasons, such as unfavorable market conditions that either affect Meda specifically or the entire pharmaceutical industry more generally. This may result in negative effects on Meda’s earnings and financial position.

Meda engages in currency hedging to mitigate the risks of operating in many different currencies, but there can be no guarantee that these currency hedges will provide complete protection against exchange rate fluctuations, which may have a negative impact on Meda’s sales and operating profit.

A significant part of Meda’s purchasing and sales occurs in currencies other than SEK. Consequently, exchange rate fluctuations could affect Meda’s net profit and cash flow.

Sales to other countries occur as exports in both the customers’ local currency and other currencies such as EUR and USD. Purchases are mainly made in EUR, SEK, and USD. Meda is therefore continually exposed to transaction risk. In addition, a large part of Meda’s operations are conducted in subsidiaries outside of Sweden in accounting currencies other than SEK and translation exposure arises for net investments in foreign operations.

Although Meda has historically sought to manage its currency exposures in part through the use of hedging arrangements, there is a risk that Meda’s currency hedges (if any) will not provide complete protection against exchange rate fluctuations, which may have a negative impact on Meda’s sales and operating profit.

If Meda is unable to minimize interest rate risk using interest rate swaps or other means, changes in interest rates may have a negative effect on Meda’s financial position.

Interest risk refers to the risk that changes in general interest rates may have an adverse effect on Meda’s net income. Meda’s financing consists in large part of interest-bearing liabilities, which means that Meda’s net earnings are affected by changes in general interest rates. On December 31, 2015, group borrowings of SEK 24,862 million were mainly distributed as: EUR 1,614 million, $610 million and SEK 4,879 million. The average interest rate including credit margins on December 31, 2015 was 2.5 percent. Interest expense for 2016 for this loan portfolio at unchanged interest rates would thus amount to approximately SEK 600 million. How quickly a change in interest rates will have an impact on Meda’s net profits depends in part on the loan’s fixed interest rate period. On average, this period was 5.5 months on December 31, 2015.

To some extent, Meda uses interest rate swaps to extend or shorten the fixed interest rate period on underlying loans; however, if these or other actions to minimize interest rate risk are not effective, changes in interest rates may have a negative impact on Meda’s financial position.

Credit risks related to financial transactions may negatively impact Meda’s business.

Meda’s financial transactions may lead to credit risks in relation to financial counterparties. Credit risk exists in Meda’s cash and cash equivalents, derivatives, and cash balances with banks and financial institutions and in relation to distributors and wholesalers, including outstanding receivables and committed transactions. If Meda’s actions to minimize credit risks are not sufficient, it may have a negative impact on Meda’s financial position and earnings.

Meda’s previous or current tax position may change, which may negatively impact Meda’s operations, earnings and financial position.

Meda is subject to taxation in a large number of countries. Moreover, Meda is from time to time subject to tax investigation by tax authorities in different jurisdictions. Meda’s interpretation of tax regulations may be incorrect or legislations may be amended, potentially with retroactive effect. As a result of decisions

Risk factors

from Swedish and foreign tax authorities, Meda’s previous or current tax position may change, which may negatively affect Meda’s operations, earnings and financial position. Such decisions include, among others, a proposal for the introduction of a new system of corporate taxation in Sweden intended to create a more neutral taxation of equity and borrowed capital that the so-called Corporate Tax Committee submitted to the Swedish government in June 2014, which is currently being reviewed by the Swedish government.

Meda may be involved in legal proceedings, the material costs of which could negatively impact Meda’s business.

As a part of the ordinary course of business, Meda may be involved in litigation and legal proceedings which may be time-consuming, disturb Meda’s day-to-day operations, involve significant expenses and financial claims against Meda and/or threaten important aspects of Meda’s operations. Any of these factors may result in material costs and negatively affect Meda’s operations, earnings and financial position.

The Offer

The Offer

On February 10, 2016, Mylan announced a recommended public offer to acquire all shares in Meda for consideration consisting of a combination of cash and Mylan Shares. According to the terms of the Offer, each Meda shareholder who validly tenders and does not properly withdraw prior to the Offer being declared unconditional will receive:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and
•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,
•	(i) if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;
•	(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or
•	(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share in a combination of cash and Mylan Shares (based on the Announcement Exchange Rate).

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer Consideration as described above (i.e. the 20 percent set out above), (b) increase the cash portion of the Offer Consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer Consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing.

No commission will be charged by Mylan in the Offer. However, if a Meda shareholder’s shares are registered in the name of a nominee and the nominee charges a fee in connection with such Meda shareholder tendering such Meda shares, the shareholder will be responsible for the payment of any such fees.

The Offer does not include any share-based awards granted by Meda to its employees. Mylan intends to procure fair treatment in connection with the Transaction for holders of such share-based awards.

The Offer is subject to the terms and instructions, including the conditions for completion, of the Offer. For further information see “Terms, conditions and instructions.”

Dilution, etc.

Based on the assumptions described below, Mylan expects that approximately 28.2 million Mylan Shares will be issued in connection with the Offer and as a result Mylan shareholders will own, in the aggregate, approximately 95 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer and former Meda shareholders will own, in the aggregate, approximately 5 percent of the outstanding Mylan Shares on a fully diluted basis immediately after completion of the Offer.

Mylan has assumed, solely for purposes of the calculations above, that:

•	the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million;
•	the number of Mylan Shares outstanding on a fully diluted basis immediately prior to the completion of the Offer will be approximately 515.3 million;
•	Mylan will not adjust the Offer Consideration in the event the Share Cap is exceeded;
•	the Offeror Average Closing Price will be between $30.78 and $50.74; and
•	100 percent of the outstanding Meda shares will be tendered into the Offer.

The percentage of outstanding Mylan Shares former Meda shareholders would own following the completion of the Offer and a compulsory acquisition may be materially different from the percentages identified above if any of the assumptions set forth above change or prove to be incorrect.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory

The Offer

acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. Because shares acquired pursuant to compulsory acquisition procedure must be paid for in cash, holders of such Meda shares will not receive Mylan Shares as part of the consideration for their Meda shares, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had all Meda shareholders tendered their shares into the Offer.

Similarly, if Mylan adjusts the Offer Consideration in the event the Share Cap is exceeded (by increasing the cash portion of the Offer Consideration and correspondingly decreasing the share portion of the Offer Consideration), former Meda shareholders will receive fewer Mylan Shares than they otherwise would have been delivered had Mylan not adjusted the Offer Consideration, and former Meda shareholders will own in the aggregate a lower percentage of the outstanding Mylan Shares than they otherwise would have owned had Mylan not adjusted the Offer Consideration.

Offer value and premium calculations

At announcement, the total enterprise value of the Offer for all Meda shares, including Meda net debt, was approximately SEK 83.6 billion or USD 9.9 billion, which represents a multiple of approximately 8.9x 2015 adjusted EBITDA with synergies.15 At announcement, the total equity value of the Offer was approximately SEK 60.3 billion or USD 7.2 billion.16

The Offer represented a premium at announcement of:

•	approximately 9 percent compared to the 52-week intraday high of SEK 152.00 per Meda share on Nasdaq Stockholm on April 13, 2015 for the 52-week period up to and including February 10, 2016, the last trading day prior to the announcement of the Offer;
•	approximately 68 percent compared to the 90 calendar day volume-weighted average share price of SEK 98.50 per Meda share on Nasdaq Stockholm, up to and including February 10, 2016, the last trading day prior to the announcement of the Offer; and
•	approximately 92 percent compared to the closing share price of SEK 86.05 per Meda share on Nasdaq Stockholm on February 10, 2016, the last trading day prior to the announcement of the Offer.

Right to receive dividend

Mylan did not pay dividends in 2015, 2014 or 2013 and Mylan does not intend to pay dividends on the Mylan Shares in the near future. In the event that a dividend will be distributed, Mylan’s profits as they appear from the adopted annual accounts will be distributed as follows:

•	first, if preferred shares in Mylan’s capital are outstanding, a dividend is distributed to those preferred shares in accordance with the Mylan Articles;
•	second, the Mylan Board will determine which part of the profits remaining after such distribution on the preferred shares, if applicable, will be reserved; and
•	third, to the extent not distributed as a dividend in respect of Mylan’s preferred shares and/or reserved as described above, the profits will be available for distribution to holders of Mylan Shares, provided that any such distribution must be authorized by the Mylan Board.

Interim dividends may be declared as provided in the Mylan Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Should at some future date a dividend be paid, the Mylan Shares issued in connection with the Offer would be entitled to such dividend, provided that the record date for such dividend occurs after the settlement of the Offer.

Mylan’s shareholdings in Meda

As of the date of this Offer Document, Mylan does not hold any Meda shares or any financial instruments that give financial exposure to Meda shares, nor has Mylan acquired or agreed to acquire any Meda shares or any financial instruments that give financial exposure to Meda shares during the six months preceding the announcement of the Offer.

Acceptance period

The acceptance period for the Offer runs from and including June 17, 2016 up to and including July 29, 2016. Settlement will begin as soon as practicable after Mylan has announced that the terms of the Offer have been fulfilled, or otherwise decided to complete the

[15]	The total Offer enterprise value (including Meda net debt) of approximately SEK 83.6 billion or USD 9.9 billion is based on (1) a Mylan Share closing price of USD 50.74 as of February 9, 2016 (the latest practicable trading day for Mylan Shares prior to the announcement of the Offer), (2) the Announcement Exchange Rate, (3) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this Offer Document) and (4) net debt of Meda of SEK 23.3 billion as of December 31, 2015.
[16]	The total Offer equity value of approximately SEK 60.3 billion or USD 7.2 billion is based on (1) a Mylan Share closing price of USD 50.74 as of February 9, 2016 (the latest practicable trading day for Mylan Shares prior to the announcement of the Offer), (2) the Announcement Exchange Rate and (3) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this Offer Document).

The Offer

Offer. Provided that such announcement is made at the latest on August 3, 2016, settlement is expected to commence around August 10, 2016. Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date.

Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations. For further information see “Terms, conditions and instructions.”

Board recommendation

On February 10, 2016, the Meda Board unanimously recommended that Meda shareholders accept the Offer.

Since each of Stena and Fidim has entered into an undertaking to tender its Meda shares in the Offer and a related shareholder agreement (see “–Undertakings to accept the Offer and shareholder agreements” below), Meda Board members Martin Svalstedt, Luca Rovati, Peter Claesson and Lars Westerberg did not participate in the Meda Board’s decision to recommend the Offer. The other Meda Board members who did participate in such decision unanimously recommended the Offer.

In connection with the Offer, Meda’s financial advisor, SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB Corporate Finance”), delivered a written opinion, dated February 10, 2016, to the Meda Board as to the fairness, from a financial point of view and as of such date, of the Offer Consideration to be received in the Offer by shareholders of Meda. The full text of SEB Corporate Finance’s written opinion, dated February 10, 2016, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, can be found on page 77 in this Offer Document and is incorporated herein by reference. The description of SEB Corporate Finance’s opinion is qualified in its entirety by reference to the full text of SEB Corporate Finance’s opinion.

The Meda Board’s recommendation announced on February 10, 2016 can be found on page 68 in this Offer Document.

Undertakings to accept the Offer and shareholder agreements

Undertakings to accept the Offer

Mylan has received irrevocable undertakings to accept the Offer from (1) Stena in respect of 75,652,948 Meda shares, representing approximately 21 percent of the outstanding shares and votes of Meda, and (2) Fidim in respect of 33,016,286 Meda shares, representing approximately 9 percent of the outstanding shares and votes of Meda. The irrevocable undertakings given by Stena and Fidim relate to their entire respective holdings of Meda shares. Each of Stena and Fidim has undertaken to accept the Offer no later than five business days prior to the expiry of the initial acceptance period for the Offer. The irrevocable undertakings given by Stena and Fidim shall be terminated if (i) a third party, prior to the Offer having been declared unconditional, makes a public offer to acquire all outstanding Meda shares at an offer value exceeding the value of the Offer by more than SEK 15 per share of Meda, (ii) the Offer is withdrawn, (iii) the Offer is not declared unconditional on or before February 10, 2017 or (iv) Mylan commits a material breach of applicable laws and regulations relating to the Offer.

Shareholder agreements

Each of Stena and Fidim has entered into a shareholder agreement with Mylan. Each shareholder agreement imposes certain restrictions on Stena and Fidim, as applicable, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors (as defined in each such shareholder agreement), as well as certain customary standstill limitations. Each shareholder agreement also imposes non-competition, non-solicitation and non-hire restrictions on the applicable shareholder for a period of 24 months after the Offer is declared unconditional. Each of Stena and Fidim has agreed pursuant to its applicable shareholder agreement to vote its Mylan Shares in accordance with the recommendation of the Mylan Board in the period up to and including the 180th day following settlement of the Offer and not vote its Mylan Shares against the recommendation of the Mylan Board in the period after the 180th day following settlement of the Offer, in each case subject to certain exceptions relating to significant corporate transactions. Each of Stena and Fidim has also agreed not to dispose of any Mylan Shares that it owns to any third party during the period up to and including the 180th day following the settlement of the Offer.

Financing of the Offer

The aggregate cash consideration payable in the Offer for all Meda shares will be approximately SEK 48.2 billion (USD 5.7 billion).17 The cash portion of the Offer Consideration will be financed by a portion of the proceeds from the offering of the New June 2016 Senior Notes. The terms of the New June 2016 Senior Notes are described under “Information about Mylan—Liquidity and capital resources.”

[17]	Based on (1) the Announcement Exchange Rate, (2) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this Offer Document) and (3) 80 percent of the total Offer Consideration being paid in cash.

The Offer

Approvals from authorities

Mylan’s obligation to consummate the Offer is subject to the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable. However, pursuant to the Takeover Rules, Mylan is only permitted to withdraw the Offer on the basis of actions required to be taken to obtain regulatory, governmental or similar clearances if such actions are of material importance to Mylan’s acquisition of Meda.

On February 29, 2016, Mylan filed the requisite notification and report form with the Federal Trade Commission and the Antitrust Division of the Department of Justice in the U.S. On March 1, 2016, Meda filed the requisite notification and report form with the Federal Trade Commission and the Antitrust Division of the Department of Justice in the U.S. On May 20, 2016, Mylan filed a formal antitrust notification with the Federal Antimonopoly Service in Russia. On May 23, 2016, Mylan filed a formal antitrust notification with the Turkish Competition Authority, and on June 9, 2016 the Turkish Competition Authority unconditionally approved Mylan’s acquisition of Meda. On June 1, 2016, Mylan filed a formal antitrust notification with the Commission in the EU.

Mylan will obtain the relevant approvals, or the applicable waiting periods will have expired, under the antitrust and competition laws of the countries where filings or approvals are required prior to the completion of the Offer. Mylan cannot assure you that a challenge to the completion of the Offer will not be made or that, if a challenge is made, it will not succeed.

Due diligence

Mylan has conducted a limited confirmatory due diligence review of certain business, financial and legal information relating to Meda in connection with the preparation of the Offer. Meda has advised Mylan that, other than (a) certain unaudited internal budget information prepared by Meda’s management that was included in the recommendation of the Offer by the Board of Directors of Meda published by Meda on February 10, 2016 and (b) the year-end 2015 results earnings release that also was published by Meda on February 10, 2016 in connection with the publication of the recommendation of the Offer by the Meda Board, Mylan has not received any information which has not been previously disclosed and which could reasonably be expected to affect the price of Meda shares in connection with the due diligence review.

Statement from the Swedish Securities Council

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) (the Takeover Panel) has approved an extension of the period for preparing and filing this Offer Document with the SFSA from four weeks after the announcement of the Offer to eight weeks after such date. The reasons for the extension are the time- consuming process of preparing pro forma financial statements and that Mylan has certain filing requirements with the SEC (see ruling AMN 2016:02). Mylan may request an additional extension if necessary.

Proceeds and expenses

As the Mylan Shares to be issued in connection with the Offer (plus cash consideration) will be exchanged for the outstanding Meda shares, there will be no proceeds received by Mylan as a result of the Offer. The total estimated transaction costs expected to be incurred in connection with the Transaction are approximately $153.0 million. Of that total, approximately $119.7 million of transaction costs are expected to be incurred by Mylan and approximately $33.3 million are expected to be incurred by Meda. Transaction costs include investment banking, advisory, legal, valuation, Bridge Credit Facility fees and other professional fees necessary to complete the Transaction.

Applicable law and disputes

The Offer shall be governed by and construed in all respects in accordance with the substantive laws of Sweden, without regard to any conflict of law principles leading to the application of the laws of any other jurisdiction. Any dispute regarding the Offer, or which arises in connection therewith, shall be exclusively settled by Swedish courts, and the City Court of Stockholm (Sw. Stockholms tingsrätt) shall be the court of first instance.

The Takeover Rules and the Swedish Securities Council’s (Sw. Aktiemarknadsnämnden) rulings and statements on the interpretation and application of the Takeover Rules are applicable to the Offer. Furthermore, Mylan has, in accordance with the Swedish Takeover Act (Sw. lagen om offentliga uppköpserbjudanden på aktiemarknaden), on February 5, 2016, contractually undertaken towards Nasdaq Stockholm to comply with the Takeover Rules and to submit to any sanctions that can be imposed on Mylan by Nasdaq Stockholm in the event of a breach of the Takeover Rules. On February 10, 2016, Mylan informed the SFSA of the commitment to Nasdaq Stockholm. The AFM will be requested to provide the UK Financial Conduct Authority, the Danish Financial Supervision Authority and the Central Bank of Ireland with a certificate of approval attesting that the EU Prospectus has been drawn up in accordance with Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended.

Background and reasons

Mylan believes the Transaction has a compelling strategic fit. In an environment where scale and reach are becoming increasingly important, a combination of Mylan and Meda will create a platform for sustainable, long-term growth:

•	The Combined Company will be a global pharmaceutical leader that is even more diversified and has a stronger presence across geographies, therapeutic categories and channels and enhanced breadth, scale and diversity to drive durable growth for the long term.
•	Following completion of the Transaction, the Combined Company will have an enhanced financial profile with approximately USD 11.8 billion in combined 2015 sales, approximately $1.2 billion in combined 2015 operating income and combined 2015 adjusted EBITDA of approximately USD 3.8 billion.[18]
•	The Combined Company will have a balanced portfolio of more than 2,000 products across the branded/specialty, generics and OTC segments, sold in more than 165 markets around the world.
•	The Transaction will build on Mylan’s recent acquisition of the EPD Business to create an unparalleled European platform for growth - one that is well-positioned to succeed in this dynamic and challenging region. The Transaction also consolidates EpiPen® Auto-Injector in Europe, providing greater opportunities to build the brand in this region.
•	The Transaction delivers on Mylan’s long-stated commitment to develop a substantial presence in the OTC segment, by creating an approximately USD 1 billion global OTC business at close.
•	Mylan’s and Meda’s complementary therapeutic presence will create a scale player in respiratory / allergy, dermatology and pain products, providing greater opportunities for growth in these areas and maximizing the potential of future product launches.
•	By offering one of the industry’s broadest portfolios of products across all customer channels (e.g., specialty, generics and OTC), the Combined Company will be well-positioned to deliver greater value to customers, which is increasingly important in light of the evolving payor and distributor environment. The combined portfolio will be supported by an expansive global commercial infrastructure, with sales representatives operating in 60 countries. The Combined Company will retain significant control over its supply chain, operating one of the industry’s most extensive and highest-quality manufacturing and research and development platforms with approximately 60 facilities.

•	Substantial pre-tax annual operational synergies of approximately $350 million by year four after completion of the Offer are expected to be realized as a result of savings associated with integration and optimization across cost components and functions, and through leveraging opportunities of the combined commercial platform. Components of these synergies include: (1) optimization of the combined commercial platform, (2) optimization of cost of goods sold (“COGS”) through world-class supply chain, vertical integration and global sourcing excellence, (3) elimination of redundant general and administrative costs, including public company costs, and (4) cross-fertilization opportunities of the combined product portfolio.
•	Although the Transaction is not expected to be immediately accretive on a U.S. GAAP basis, the Transaction is expected to be immediately accretive to Mylan adjusted earnings, with accretion to adjusted earnings increasing significantly after the first full year (2017) as synergies are realized. While Mylan has not forecasted the accretion/dilution opportunity for 2017 U.S. GAAP diluted EPS due primarily to the difficulty and uncertainty of making accurate and detailed forecasts for a financial period that has not yet commenced and projections of purchase accounting-related amounts and that the historical financial statements of Meda are not prepared on a U.S. GAAP basis, on an adjusted basis the transaction creates an opportunity to achieve $0.35 to $0.40 adjusted diluted EPS accretion in 2017 and to accelerate achievement of Mylan’s previously stated $6.00 in adjusted diluted EPS target in 2017 versus 2018.[19]

[18]	Combined company figures are unaudited and represent an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as adopted by the EU and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda). See Appendix I to this Offer Document for a quantitative reconciliation of the stated historical non-GAAP measure, combined 2015 adjusted EBITDA of approximately $3.8 billion, to the most directly comparable U.S. GAAP and IFRS measures, 2015 U.S. GAAP net earnings attributable to Mylan N.V. and Meda’s 2015 IFRS operating profit.
[19]	See Appendix I of this Offer Document for qualitative reconciliations of the stated forward-looking non-GAAP measures, pro forma adjusted earnings and 2017 adjusted diluted EPS accretion attributable to the Transaction, to their most directly comparable U.S. GAAP measures, U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted earnings per share, respectively.

Background and reasons

•	While Mylan has not forecasted a pro forma U.S. GAAP leverage ratio at closing due primarily to the difficulty of estimating debt levels for both Mylan and Meda at closing due to uncertainty regarding the impact of other potential acquisition activity and the timing of closing and that the historical financial statements of Meda are not prepared on a U.S. GAAP basis, on an adjusted basis, Mylan’s pro forma leverage at close is expected to be approximately 3.8x debt-to-adjusted EBITDA. Based upon historical levels of operating cash flow for Mylan and Meda, the Combined Company is expected to generate significant operating cash flow on a U.S. GAAP basis and the significant adjusted free cash flows generated by the Combined Company will allow for rapid deleveraging.[20] As a result, Mylan will retain ample financial flexibility to pursue additional external opportunities.

Mylan believes that the Offer is compelling given that:

•	the Offer Consideration represents a meaningful premium for Meda shareholders;
•	at announcement, the total enterprise value of the Offer for all Meda shares, including Meda net debt, was approximately SEK 83.6 billion or USD 9.9 billion, which represents a multiple of approximately 8.9x 2015 adjusted EBITDA with synergies;[21]
•	if the Offer is completed, Meda shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized five year total shareholder return of approximately 20.7 percent,[22] and
•	the Offer is fully financed and not conditional on further due diligence.

In addition to the compelling value to shareholders, the acquisition of Meda by Mylan would offer substantial benefits to the other stakeholders of both companies. For example, the combination would provide a broader variety of opportunities to employees. The position of creditors, customers and suppliers would also be enhanced by the Combined Company’s scale and significant cash flows, and patients would receive improved access to high-quality medicine through increased scale across geographies and robust capabilities to drive innovation.

[20]	See Appendix I of this Offer Document for qualitative reconciliations of the stated forward-looking non-GAAP financial measures, pro forma leverage at close of 3.8x debt-to-adjusted EBITDA and pro forma adjusted free cash flow, to the most directly comparable U.S. GAAP measures, pro forma U.S. GAAP debt to pro forma last twelve months (“LTM”) U.S. GAAP net earnings attributable to Mylan N.V. at close and U.S. GAAP net cash provided by operating activities, respectively.
[21]	The total Offer enterprise value (including Meda net debt) of approximately SEK 83.6 billion or USD 9.9 billion is based on (1) a Mylan Share closing price of USD 50.74 as of February 9, 2016 (the latest practicable trading day for Mylan Shares prior to the announcement of the Offer), (2) the Announcement Exchange Rate, (3) 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of both the date of the announcement of the Offer and the most recent trading day prior to the date of this Offer Document) and (4) net debt of Meda of SEK 23.3 billion as of December 31, 2015.
[22]	Total shareholder return data is from Bloomberg and reflects total return (including price appreciation and reinvested dividends) as of December 31, 2015.

Terms, conditions and instructions

The Offer

Each Meda shareholder who validly tenders and does not properly withdraw prior to the Offer being declared unconditional will receive:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share; and
•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder,
•	(i) if the Offeror Average Closing Price[23] is greater than $50.74, a number of Mylan Shares per Meda share equal to SEK 165 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;
•	(ii) if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or
•	(iii) if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to SEK 100 divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

In short, each Meda shareholder will receive between SEK 152 and SEK 165 per Meda share (based on the Announcement Exchange Rate) in a combination of cash and Mylan Shares.

The table below sets forth illustrative examples of the Offer Consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices (subject to the treatment of fractional shares described in the section entitled “—Excess shares, etc.”):

Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares(2)	Equivalent Value of Share Consideration (SEK)(3)	Total Consideration (SEK)(4)	Average Total Consideration Per Meda Share (SEK)(5)
60.00	13,200.00	6.54	3,300.00	16,500.00	165.00
55.00	13,200.00	7.13	3,300.00	16,500.00	165.00
50.00	13,200.00	7.72	3,248.50	16,448.50	164.48
45.00	13,200.00	7.72	2,923.65	16,123.65	161.24
40.00	13,200.00	7.72	2,598.80	15,798.80	157.99
35.00	13,200.00	7.72	2,273.95	15,473.95	154.74
30.00(6)	13,200.00	7.92	2,000.00	15,200.00	152.00
25.00(6)	13,200.00	9.51	2,000.00	15,200.00	152.00

(1)	Calculated as the product of (i) 80 Meda shares and (ii) SEK 165.
(2)	Calculated as the product of (i) 20 Meda shares and (ii) the applicable number of Mylan Shares per Meda share at the stated Offeror Average Closing Price.
(3)	Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
(4)	Calculated as the sum of (i) the Cash Consideration and (ii) the Equivalent Value of Share Consideration.
(5)	Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.
(6)	Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this Offer Document), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer). The figures shown assume that Mylan does not adjust the Offer Consideration.

Offer Consideration adjustments, etc.

Adjustments relating to the Share Cap

If the aggregate number of Mylan Shares that otherwise would be required to be issued by Mylan as described above exceeds the Share Cap, then Mylan will have the option (in its sole discretion) to (a) issue Mylan Shares in connection with the Offer in excess of the Share Cap and thus pay the share portion of the Offer Consideration as described above (i.e. the 20 percent set out above), (b)

increase the cash portion of the Offer Consideration (so that it becomes larger than the 80 percent set out above) and thus correspondingly decrease the share portion of the Offer Consideration (so that it becomes smaller than the 20 percent set out above) such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap or (c) execute a combination of the foregoing.

[23]	The volume-weighted average sale price per Mylan Share on NASDAQ for the 20 consecutive trading days ending on and including the second trading day prior to the Offer being declared unconditional.

Terms, conditions and instructions

The table below sets forth illustrative examples of the Offer Consideration that Meda shareholders will receive in exchange for 100 Meda shares at different Offeror Average Closing Prices if Mylan elects to adjust the Offer

Consideration in the event the Share Cap is exceeded (subject to the treatment of fractional shares described below):

Offeror Average Closing Price (USD)	Cash Consideration (SEK)(1)	Number of Mylan Shares	Equivalent Value of Share Consideration (SEK)(2)	Total Consideration (SEK)(3)	Average Total Consideration Per Meda Share (SEK)(4)
30.00(5)	13,200.00	7.92(6)	2,000.00	15,200.00	152.00
30.00(5)	13,250.90	7.72(7)	1,949.10	15,200.00	152.00
30.00(5)	13,225.45	7.82(8)	1,974.55	15,200.00	152.00
25.00(5)	13,200.00	9.51(6)	2,000.00	15,200.00	152.00
25.00(5)	13,575.75	7.72(7)	1,624.25	15,200.00	152.00
25.00(5)	13,387.88	8.61(8)	1,812.12	15,200.00	152.00

(1)	Calculated as the difference between (i) the Total Consideration and (ii) the Equivalent Value of Share Consideration.
(2)	Calculated as the product of (i) the number of Mylan Shares, (ii) the Offeror Average Closing Price and (iii) the Announcement Exchange Rate.
(3)	Equals the applicable Total Consideration in the table of illustrative examples set forth immediately above.
(4)	Calculated as the quotient of (i) the Total Consideration and (ii) 100 Meda shares.
(5)	Based on 365,467,371 outstanding Meda shares (the number of outstanding Meda shares as of the most recent trading day prior to the date of this Offer Document), the Share Cap would be exceeded at this Offeror Average Closing Price (assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer).
(6)	Assumes that Mylan issues Mylan Shares in excess of the Share Cap and thus pays the share portion of the Offer Consideration as described above with no adjustments.
(7)	Assumes that Mylan increases the cash portion of the Offer Consideration and thus correspondingly decreases the share portion of the Offer Consideration such that the aggregate number of Mylan Shares issuable by Mylan in connection with the Offer would equal the Share Cap.
(8)	Assumes that Mylan increases the cash portion of the Offer Consideration and thus correspondingly decreases the share portion of the Offer Consideration such that 50 percent of the Mylan Shares that would otherwise be issuable by Mylan in excess of the Share Cap are paid in cash.

Adjustments relating to dividends

If Meda pays dividends or makes any other distributions to its shareholders with a record date occurring prior to the settlement of the Offer, or issues new shares (or takes any similar corporate action) resulting in a reduction of the value per share in Meda prior to the settlement of the Offer, the Offer Consideration will be reduced accordingly. The reduction shall first be made against the cash portion of the Offer Consideration. Mylan reserves the right to determine whether this price adjustment mechanism or the condition to the completion of the Offer requiring Meda to not take any action that is likely to impair the prerequisites for making or completing the Offer shall be invoked. Notwithstanding the foregoing in this paragraph, Meda will be permitted to pay in 2016 its regular annual cash dividend in respect of Meda shares not exceeding SEK 2.50 per Meda share, with declaration, record and payment dates consistent with past practice, and such regular annual cash dividend shall not reduce the Offer Consideration. Meda declared its regular annual dividend of SEK 2.50 per Meda share on April 14, 2016.

Conditions for completion of the Offer

The Offer is subject to the following conditions:

(i)	the Offer being accepted to such an extent that Mylan becomes the owner of shares in Meda representing more than 90 percent of the total number of shares of Meda;
(ii)	Mylan’s Registration Statement on Form S-4 in the United States, which will register the issuance of the Mylan Shares in the Offer, becoming effective under the Securities Act and not being the subject of any stop order or proceeding seeking a stop order by the SEC;
(iii)	the Mylan Shares to be issued in connection with the Offer being approved for listing on NASDAQ in the United States and the TASE in Israel;
(iv)	with respect to the Offer and the acquisition of Meda, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities, in each case on terms which, in Mylan’s opinion, are acceptable;
(v)	no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Meda’s financial position or operation, including Meda’s sales, results, liquidity, equity ratio, equity or assets;
(vi)	neither the Offer nor the acquisition of Meda being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;
(vii)	Meda not taking any action that is likely to impair the prerequisites for making or completing the Offer;
(viii)	no information made public by Meda or disclosed by Meda to Mylan being materially inaccurate, incomplete or misleading, and Meda having made public all information which should have been made public by it; and
(ix)	no other party announcing an offer to acquire shares in Meda on terms more favorable to the shareholders of Meda than the Offer.

Terms, conditions and instructions

Mylan reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii) – (ix), however, such withdrawal will only be made to the extent permitted by applicable law if the non-satisfaction is of material importance to Mylan’s acquisition of the shares in Meda.

Mylan reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

Acceptance

Shareholders in Meda whose shares are directly registered with Euroclear and who wish to accept the Offer must, during the period from and including June 17, 2016 up to and including July 29, 2016, at 17.00 CET, sign and submit a duly completed acceptance form to:

Handelsbanken Capital Markets, Issue department (“Handelsbanken”), at the address stated on the acceptance form.

The acceptance form must be submitted to any Handelsbanken office or sent by mail to Handelsbanken, preferably using the enclosed pre-paid envelope, well in advance of the last day of the acceptance period so that it may be received, in original, by Handelsbanken no later than 17.00 CET on July 29, 2016. The acceptance form may also be handed in at bank offices or delivered to other securities institutions in Sweden to be forwarded to Handelsbanken, provided that the acceptance form is handed in or delivered well in advance of the last day of the acceptance period so that it may be received, in original, by Handelsbanken no later than 17.00 CET on July 29, 2016.

This Offer Document, the pre-printed acceptance form and a self-addressed envelope will be mailed to all directly registered holders of Meda shares. The securities account (Sw. VP-konto) and the current number of shares held in Meda will be pre-printed on the acceptance form. All shareholders should verify that the pre-printed information on the acceptance form is correct. Shareholders who are included on the list of pledges and trustees will not receive an acceptance form, but will be notified separately.

Please note that acceptance forms which are incomplete or incorrectly completed may be disregarded. No changes may be made to the text on the pre-printed acceptance form.

Shareholders of Meda accepting the Offer authorize and instruct Handelsbanken to subscribe for new Mylan Shares on their behalf and to deliver shares in Meda to Mylan in exchange for Mylan Shares and cash in accordance with the terms and conditions for the Offer.

Nominee registered holdings

Shareholders in Meda whose holdings are registered in the name of a nominee, i.e., a broker, dealer, bank, trust company or other nominee, will receive neither this Offer Document nor a pre-printed acceptance form from Mylan, although Mylan will make copies of the Offer Document available to the nominees of such shareholders to be made available upon request. Acceptances must be made in accordance with instructions received by such shareholder’s nominee.

Pledged shares

If shares in Meda are pledged in the Euroclear system, both the shareholder and the pledgee must sign the acceptance form and confirm that the pledge will cease to exist if the Offer is completed.

Offer Document and acceptance form

This Offer Document and the acceptance form will be available for download in electronic form on the following websites: the Transaction website (medatransaction.mylan.com), the Handelsbanken website (www.handelsbanken.se/investeringserbjudande) and the SFSA website (www.fi.se) (Offer Document only).

Confirmation regarding acceptance

After Handelsbanken has received and registered a duly completed and signed acceptance form, the shares in Meda to which such acceptance form relates will be transferred to a new blocked securities account which has been opened for each shareholder in Meda (Sw. Apportkonto). In connection therewith, Euroclear will send a statement (Sw. VP-avi) showing the withdrawal of shares in Meda from the original securities account and a statement showing the number of shares in Meda that have been entered in the newly opened blocked securities account.

Settlement

Settlement will begin as soon as practicable after Mylan has declared the Offer unconditional, or otherwise decided to complete the Offer. Provided that such announcement is made at the latest on August 3, 2016, settlement is expected to commence around August 10, 2016. Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations.

Terms, conditions and instructions

Settlement of consideration is performed by sending a contract note to the shareholders who have accepted the Offer. The cash settlement amount will be paid to the yield account that is connected to the shareholder’s securities account. Shareholders in Meda who do not have a yield account connected to their securities account or whose yield account is a “PlusGiro” account will receive the cash settlement amount in accordance with the instructions on the contract note. The newly issued Mylan Shares will be delivered to the securities account indicated on the acceptance form. In connection with this delivery, the shareholder will be sent a statement that reports the registration of the newly issued Mylan Shares on the securities account. No statement of the de-registration of the Meda shares from the blocked securities account will be sent. Please note that even if the shares in Meda are pledged, the payment of cash and the delivery of newly issued Mylan Shares will be made in accordance with the above.

For each Meda shareholder whose Meda shares are registered with a nominee, settlement will be made in accordance with the policies and practices of such nominee.

Right to extend the Offer

The acceptance period for the Offer runs from and including June 17, 2016 up to and including July 29, 2016.

Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations.

Right to withdraw acceptance

Shareholders in Meda have the right to withdraw their acceptances of the Offer as described below. To be valid, such withdrawal must have been received in writing by Handelsbanken (address: Handelsbanken Capital Markets, HCXS-O/Issue Department, SE-106 70 Stockholm, Sweden) before Mylan has announced that the conditions for the completion of the Offer have been satisfied or, if such announcement has not been made during the acceptance period, by 17.00 (CET) on the last day of the acceptance period. If any conditions for the completion of the Offer, which Mylan has reserved the right to waive, continue to apply during an extension of the Offer, the right to withdraw an acceptance will apply in the same manner throughout any such extension of the Offer. Meda shareholders whose shares are nominee registered wishing to withdraw acceptance shall do so in accordance with instructions from the nominee.

Excess shares, etc.

For each directly registered Meda shareholder, the total number of Meda shares tendered by such shareholder will be multiplied by 0.20 (subject to adjustment in the event Mylan adjusts the Offer Consideration if the Share Cap is exceeded). The number of Meda shares resulting from the multiplication will be rounded up to the nearest whole Meda share and tendered in exchange for Mylan Shares. The remaining number of Meda shares that such shareholder tendered will be rounded down to the nearest whole Meda share and tendered in exchange for cash. The Offer can be accepted for each Meda shareholder’s entire holding of Meda shares, even if such Meda shares do not correspond to a whole number of Mylan Shares.

Only whole Mylan Shares will be delivered to Meda shareholders who accept the Offer. If a directly registered Meda shareholder would otherwise be entitled to a fraction of a Mylan Share, such fraction will be aggregated with the fractions of Mylan Shares to which other directly registered Meda shareholders would otherwise be entitled and sold by Handelsbanken on NASDAQ on behalf of such shareholders. The proceeds of such sales will be converted from USD to SEK, rounded to the nearest SEK 0.50, and distributed as promptly as practicable following settlement of the Offer to such shareholders based on the fraction of a Mylan Share to which each such shareholder would otherwise be entitled. There will be no commission fee for such sales. By accepting the Offer, each accepting Meda shareholder authorizes Handelsbanken to sell any such fraction on its behalf and convert the proceeds of such sale from USD to SEK. For each Meda shareholder whose Meda shares are registered with a nominee, any fraction of a Mylan Share to which such Meda shareholder would otherwise be entitled will be treated in accordance with the policies and practices of such nominee.

Listing of and trading in Mylan Shares

Mylan intends to apply to list the Mylan Shares to be issued in connection with the Offer on NASDAQ and on the TASE, in each case under the ticker symbol “MYL.” Mylan does not intend to apply to list the Mylan Shares to be issued in connection with the Offer on Nasdaq Stockholm. After the completion of the Offer, information regarding the Combined Company will primarily be disseminated in English. The CUSIP (Committee on Uniform Securities Identification Procedures) number for the Mylan Shares is N59465109. The ISIN code is NL0011031208.

The Mylan Shares to be issued in connection with the Offer will be registered with Euroclear, which means that Euroclear, not The Depository Trust Company (“DTC”) (the central securities depository for the other outstanding

Terms, conditions and instructions

Mylan Shares), will be the central securities depository for such Mylan Shares. Shareholders in Meda receiving Mylan Shares in connection with the Offer will need to re-register their Euroclear-registered Mylan shares with DTC in order to trade such shares on NASDAQ in the United States or TASE in Israel. Meda shareholders should contact their banks or brokers for further information regarding re-registrations and how acquisitions or transfers of Mylan Shares registered by Euroclear are executed on NASDAQ in the United States and the TASE in Israel. For further information see also “Risk Factors Related to Mylan and the Offer—The primary listing of the Mylan Shares is in the U.S. which may expose non-U.S. shareholders to additional risks.”

Mylan Shares delivered in connection with the Offer are expected to be eligible for trading on NASDAQ in the United States and the TASE in Israel on the first trading day after settlement of the Offer, which is expected to occur on or around August 10, 2016.

Compulsory acquisition of the shares in Meda and delisting

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to initiate a compulsory acquisition procedure with respect to the remaining Meda shares in accordance with the Swedish Companies Act. The purchase price for Meda shares acquired pursuant to the compulsory acquisition procedure will be determined by an arbitration tribunal. Such purchase price must be paid in cash and will include statutory interest accruing from the date the compulsory acquisition procedure is initiated. After initiating the compulsory acquisition procedure, Mylan will have the opportunity to obtain advance title to the minority Meda shares prior to the arbitration tribunal determining the purchase price for such Meda shares, which means that full ownership is obtained by Mylan with respect to the remaining Meda shares before the arbitration proceedings regarding the consideration have been completed. If advance title to the Meda shares is obtained by Mylan, the arbitration tribunal may issue a separate award with respect to that portion of the purchase price that is not disputed by Mylan. In that case, Mylan would be obliged to pay such portion prior to the final arbitration award.

If Mylan becomes the owner of more than 90 percent of the Meda shares, Mylan intends to promote the delisting of the Meda shares from Nasdaq Stockholm.

Other information

Handelsbanken acts as settlement agent in relation to the Offer, which means that it performs certain administrative services relating to the Offer. This does not mean that a person who accepts the Offer (a

“Participant”) will be automatically regarded as a customer of Handelsbanken. A Participant will be regarded as a customer only if Handelsbanken has provided advice to the Participant or has otherwise contacted the Participant personally regarding the Offer. If a Participant is not regarded as a customer, the rules regarding the protection of investors pursuant to the Swedish Securities Market Act (Sw. lag (2007:528) om värdepappersmarknaden) will not be applicable to the acceptance. This means, among other things, that neither customer categorization nor the appropriateness test will be performed with respect to the Offer. Each Participant is therefore responsible for ensuring that it has sufficient experience and knowledge to understand the risks associated with the Offer.

Questions regarding the Offer

For questions regarding the Offer, please contact Mylan at +1 (724) 514-1813 or investor.relations@mylan.com or the Handelsbanken shareholder service at +46 (0) 480-404 110 or handelsbanken@answeronline.se. Information is also available on the Handelsbanken website at www.handelsbanken.se/investeringserbjudande and the Transaction website at medatransaction.mylan.com.

Statement by the Meda Board

Press Release dated February 10, 2016

Statement by the Meda Board

Statement by the Meda Board

Statement by the Meda Board

Statement by the Meda Board

Statement by the Meda Board

Statement by the Meda Board

Statement by the Meda Board

Statement by the Meda Board

Opinion of SEB Corporate Finance

Opinion of SEB Corporate Finance

Opinion of SEB Corporate Finance

Opinion of SEB Corporate Finance

Information about the Combined Company

This section includes certain market and industry data provided by third parties. Where reference is made to Mylan’s competitive position, these statements are based upon Mylan’s internal analyses, as well as certain information derived from third parties. Where information has been sourced from a third party, this information has been accurately reproduced and, as far as Mylan is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Mylan uses available information from IMS Health and its internal estimates in order to prepare certain information included or incorporated by reference into this Offer Document, including for purposes of calculation of market shares. The following is a brief description of the Combined Company. The name of the Combined Company will remain Mylan N.V., organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, its principal executive offices located in Hertfordshire, England and Mylan N.V. group’s global headquarters located in Canonsburg, Pennsylvania, U.S.A.

Mylan in brief

Mylan is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals.24 Mylan is committed to setting new standards in healthcare by creating better health for a better world, and Mylan’s mission is to provide the world’s 7 billion people access to high quality medicine. To do so, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers one of the pharmaceutical industry’s broadest product portfolios, including more than 1,400 marketed products, to customers in approximately 165 countries and territories.

Mylan operates a global, high quality vertically-integrated manufacturing platform, which includes more than 50 manufacturing and research and development facilities around the world and one of the world’s largest active pharmaceutical ingredient operations. Mylan also operates a strong and innovative research and development network that has consistently delivered a robust product pipeline including a variety of dosage forms, therapeutic categories and biosimilars. Additionally, Mylan has a specialty pharmaceutical business that is focused on respiratory and allergy therapies.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England and Mylan N.V. group’s global headquarters located at 1000 Mylan Blvd., Canonsburg, PA 15317, U.S.A. The telephone number of Mylan’s principal executive offices is +44 (0) 1707-853-000. The telephone number of the Mylan group’s global headquarters is +1 (724) 514-1800. The Mylan Shares are traded on NASDAQ and the TASE, in each case under the symbol “MYL.”

Meda in brief

Meda is a leading international specialty pharma company with a broad product portfolio sold in more than 150 countries and 2015 sales of approximately SEK 19.65 billion. Meda employs approximately 4,500 people, including a robust salesforce and marketing organization of more than 2,600. Approximately 60 percent of Meda’s product sales are in the prescription area (“Rx”) and approximately 40 percent are in OTC products. Approximately half of Meda’s revenues derive from products in three key therapeutic areas – respiratory, dermatology and pain. Some of Meda’s leading Rx products include Dymista® (allergic rhinitis) and Elidel® (atopic dermatitis); Meda also is Mylan’s commercial partner for EpiPen® Auto-Injector in Europe. Meda’s leading OTC products include Dona® (osteoarthritis), Saugella® (women’s intimate hygiene)

[24]	See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.

Information about the Combined Company

and CB12® (halitosis). Meda has a diversified geographic footprint with approximately 62 percent of Meda’s sales generated in Western Europe (the largest countries being Italy, Germany, France and Sweden), 19 percent in emerging markets (driven by China, Russia, the Middle East and Thailand) and 17 percent in the U.S. Meda has a network of seven manufacturing facilities in Europe, the U.S. and India. The Meda class A shares are listed under Large Cap on Nasdaq Stockholm. No Meda class B shares are outstanding.

The Combined Company

General

The combination of Mylan and Meda will create a global pharmaceutical leader that is even more diversified and has a more expansive portfolio of branded and generic medicines and a stronger and growing portfolio of OTC products. The Combined Company will have a balanced global footprint with significant scale in key geographic markets, particularly the U.S. and Europe. The acquisition of Meda also provides Mylan with entry into a number of new and attractive emerging markets, including China, Southeast Asia, Russia, the Middle East and Mexico, complemented by Mylan’s presence in India, Brazil and Africa. Mylan and Meda have a highly complementary therapeutic presence, which will create a leading global player in respiratory / allergy, and achieve critical mass in dermatology and pain, offering greater opportunities for growth in these categories.

For more information, see “Background and reasons.”

Product strategy

For a description of Mylan’s product strategy for the Combined Company, see “Background and reasons.”

Organization

Mylan recognizes the exceptional capabilities and skills of Meda’s dedicated management and employees and looks forward to welcoming these individuals to Mylan. Further, Meda has infrastructure in a number of markets where Mylan currently has limited resources, including Sweden. To realize the expected synergies for the Transaction, the integration of Mylan and Meda will likely entail some changes to the organization, operations and employees of the Combined Company. In the period following the completion of the Offer and following careful review of the needs of the combined business, Mylan will determine the optimal structure of the Combined Company to continue to deliver success in the future. Before completion of the Offer, however, it is too early to say which measures will be taken and the impact these would have. There are currently no decisions on any material changes to Mylan’s or Meda’s employees and management or to the existing organization and operations, including the terms of employment and locations of the business.

Dividend policy

For a description of Mylan’s dividend policy, see “The Offer—Right to receive dividend.”

Shareholder structure

Based on the persons and entities known to Mylan to beneficially own Mylan Shares and Meda shares as of June 9, 2016 (see “Information about Mylan—Major Shareholders”) and on the assumptions described below, set forth below are the shareholders expected to hold at least five percent of the outstanding shares of and voting power in the Combined Company immediately after the completion of the Offer:

1.	Subsidiaries of Abbott Laboratories (13.0 percent of the outstanding shares of and voting power in the Combined Company)
2.	Wellington Management Company LLP and affiliates (8.3 percent of the outstanding shares of and voting power in the Combined Company)
3.	BlackRock, Inc. (6.3 percent of the outstanding shares of and voting power in the Combined Company).

Mylan has assumed, soley for the purposes of this calculation, that (i) the number of Meda shares outstanding immediately prior to the completion of the Offer will be approximately 365.5 million, (ii) the number of Mylan Shares outstanding immediately prior to the completion of the Offer will be approximately 515.3 million, (iii) Mylan will not adjust the Offer Consideration in the event the Share Cap is exceeded, (iv) the Offeror Average Closing Price will be between $30.78 and $50.74 and (v) 100 percent of the outstanding Meda shares will be tendered into the Offer.

Legal structure

Immediately after completion of the Offer, Meda will be a subsidiary of Mylan and the subsidiaries of Meda will remain in their current structure vis-à-vis one another and vis-à-vis Meda, but with Mylan as the ultimate parent entity. Following completion of the Transaction, Mylan may engage in certain restructuring transactions to further integrate certain aspects of Meda’s business with Mylan’s business.

Synergies and financial implications of the Offer

For a discussion of the expected synergies and financial implications of the Offer, see “Background and reasons.”

Information about the Combined Company

Unaudited pro forma financial information

The following unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda pursuant to the Offer.

For purposes of preparing the unaudited pro forma condensed combined balance sheet at March 31, 2016, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated balance sheet as of March 31, 2016;
•	The unaudited Meda consolidated balance sheet as of March 31, 2016, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation;
•	Pro forma adjustments to reflect the proposed acquisition of Meda as if it had occurred on March 31, 2016; and
•	Financing related adjustments to reflect the proposed acquisition of Meda as if it had occurred on March 31, 2016.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2016, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated statement of operations for the three months ended March 31, 2016;
•	The unaudited Meda consolidated income statement for the three months ended March 31, 2016, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation;
•	Pro forma adjustments to reflect the proposed acquisition of Meda as if it had occurred on January 1, 2015; and
•	Financing related adjustments to reflect the proposed acquisition of Meda as if it had occurred on January 1, 2015.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015, Mylan has utilized the following information:

•	The audited Mylan consolidated statement of operations for the year ended December 31, 2015;
•	The audited Meda consolidated income statement for the year ended December 31, 2015, converted to U.S. GAAP and U.S. Dollars and conformed to Mylan’s presentation;
•	The unaudited EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the EPD Business;
•	Pro forma adjustments to reflect the acquisition of the EPD Business as if it had occurred on January 1, 2015;
•	Pro forma adjustments to reflect the proposed acquisition of Meda as if it had occurred on January 1, 2015; and
•	Financing related adjustments to reflect the proposed acquisition of Meda as if it had occurred on January 1, 2015.

The consolidated financial statements of Mylan and the EPD Business are prepared in accordance with U.S. GAAP with all amounts stated in U.S Dollars. The consolidated financial statements of Meda are prepared in accordance with IFRS and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) as adopted by the EU, the Swedish Annual Accounts Act and the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups, with all amounts presented in Swedish kronor. The unaudited pro forma financial information has been prepared in accordance with U.S. GAAP.

The unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda, both of which are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, Business Combinations. Under ASC 805, although other factors are also relevant, the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. As a result, Mylan is treated as the acquirer in both transactions. The unaudited pro forma financial information is in accordance with the rules specified in Annex II of Commission Regulation (EC) No 809/2004.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the aforementioned transactions, factually supportable and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of the Combined Company. The unaudited pro forma financial information should be read in conjunction with the accompanying notes to the unaudited pro forma financial information. In addition, the unaudited pro forma financial information was based on and should be read in conjunction with the consolidated financial statements of Mylan for the three months ended March 31, 2016 and for the year ended December 31, 2015 and the related notes thereto incorporated by reference into this Offer Document and the selected consolidated historical financial information of Meda for the three months ended March 31, 2016 and for the year ended December 31, 2015 included in this Offer Document.

Information about the Combined Company

The acquisition method of accounting, including purchase price adjustments, is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and is preliminary at this time. Until the Transaction is complete, Mylan will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the unaudited pro forma financial information.

The unaudited pro forma financial information is for illustrative purposes only. It does not purport to indicate the results that would have actually been attained had the proposed acquisition of Meda or the acquisition of the EPD Business been completed on the assumed dates or for the periods presented, or which may be realized in the future. Due to its nature, the unaudited pro forma financial information addresses a hypothetical situation and does not therefore represent Mylan or the Combined Company’s actual financial position or results. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price for Meda using its best estimates of fair value. To the extent there are significant changes to the Meda business, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet started. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation. Furthermore, Mylan could have reorganization and restructuring expenses as well as potential operating synergies as a result of the proposed combining of Mylan and Meda. The unaudited pro forma financial information does not reflect these potential expenses and synergies.

The unaudited pro forma financial information has been prepared assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer.

Information about the Combined Company

Mylan N.V.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of March 31, 2016

(in millions)

	Historical	Historical					Pro Forma				Combined
	Mylan	Meda					Meda				Mylan/Meda
	USD	SEK	SEK		SEK	USD	USD		USD		USD
	U.S. GAAP	IFRS	U.S. GAAP Adjustments	Note	U.S. GAAP	U.S. GAAP	Pro Forma Adjustments	Note	Financing Adjustments	Note	Pro Forma Combined
	I	II	III		IV = II+III	V	VI		VII		VIII=I+V+VI+VII

ASSETS
Assets
Current assets:
Cash and cash equivalents	$1,199.4	977.0	–		977.0	$120.4	$(5,900.3)	4a	$6,500.0	7a	$1,757.4
							(91.9)	4c	(70.2)	7a
Accounts receivable, net	2,587.4	4,551.0	–		4,551.0	560.6	–		–		3,148.0
Inventories	2,144.1	3,017.0	–		3,017.0	371.7	112.2	4d	–		2,628.0
Prepaid expenses and other current assets	696.7	831.0	169.2	8b	1,000.2	123.2	–		(22.9)	7b	797.0

Total current assets	6,627.6	9,376.0	169.2		9,545.2	1,175.9	(5,880.0)		6,406.9		8,330.4
Property, plant and equipment, net	1,998.8	1,557.0	–		1,557.0	191.8	–	4e	–		2,190.6
Intangible assets, net	7,278.4	21,122.0	–		21,122.0	2,601.9	8,500.0	4f	–		15,778.4
							(2,601.9)	4f
Goodwill	5,566.9	25,337.0	–		25,337.0	3,121.2	2,909.0	4h	–		8,475.9
							(3,121.2)	4h
Deferred income tax benefit	441.0	1,765.0	(178.0)	8b	1,587.0	195.5	–		–		636.5
Other assets	731.4	210.0	–		210.0	25.9	–		–		757.3

Total assets	$22,644.1	59,367.0	(8.8)		59,358.2	$7,312.2	$(194.1)		$6,406.9		$36,169.1

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Trade accounts payable	$1,076.2	1,347.0	–		1,347.0	$165.9	$–		$–		$1,242.1
Short-term borrowings	66.4	1,539.0	–		1,539.0	189.6	–		–		256.0
Income taxes payable	43.4	–	–		–	–	–		–		43.4
Current portion of long-term debt and other long-term obligations	1,082.5	1,024.0	–		1,024.0	126.1	–		–		1,208.6
Other current liabilities	1,690.9	5,964.0	–		5,964.0	734.7	–		–		2,425.6

Total current liabilities	3,959.4	9,874.0	–		9,874.0	1,216.3	–		–		5,175.7
Long-term debt	6,325.7	21,359.0	–		21,359.0	2,631.1	0.1	4i	6,500.0	7a	15,386.7
									(49.0)	7a
									(21.2)	7a
Deferred income tax liability	744.0	4,249.0	–		4,249.0	523.4	1,202.0	4g	–		2,469.4
Other long-term obligations	1,340.1	2,809.0	–		2,809.0	346.0	–		–		1,686.1

Total liabilities	12,369.2	38,291.0	–		38,291.0	4,716.8	1,202.1		6,429.8		24,717.9

Equity
Ordinary shares	5.5	365.0	–		365.0	45.0	0.3	4a	–		5.8
							(45.0)	4b
Additional paid-in capital	7,149.9	13,788.0	–		13,788.0	1,698.5	1,290.8	4a	–		8,440.7
							(1,698.5)	4b
Retained earnings	4,476.0	6,739.0	(8.8)	8b	6,730.2	829.1	(91.9)	4c	(22.9)	7b	4,361.2
							(829.1)	4b
Accumulated other comprehensive (loss) income	(1,290.5)	187.0	–		187.0	23.2	(23.2)	4b	–		(1,290.5)

	10,340.9	21,079.0	(8.8)		21,070.2	2,595.8	(1,396.6)		(22.9)		11,517.2
Noncontrolling interest	1.5	(3.0)	–		(3.0)	(0.4)	0.4	4b	–		1.5
Less: Treasury Stock	67.5	–	–		–	–	–		–		67.5

Total equity	10,274.9	21,076.0	(8.8)		21,067.2	2,595.4	(1,396.2)		(22.9)		11,451.2

Total liabilities and equity	$22,644.1	59,367.0	(8.8)		59,358.2	$7,312.2	$(194.1)		$6,406.9		$36,169.1

Information about the Combined Company

Mylan N.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Three Months Ended March 31, 2016

(in millions, except per share amounts)

	Historical	Historical					Pro Forma				Combined
	Mylan	Meda					Meda				Mylan/Meda
	USD U.S. GAAP	SEK IFRS	SEK U.S. GAAP Adjustments	Note	SEK U.S. GAAP	USD U.S. GAAP	USD Pro Forma Adjustments	Note	USD Financing Adjustments	Note	USD Pro Forma Combined
	I	II	III		IV = II+III	V	VI		VII		VIII=I+V+VI+VII

Revenues:
Net sales	$2,176.1	4,240.0	–		4,240.0	$501.8	$(14.3)	6a	$–		$2,663.6
Other revenues	15.2	75.0	–		75.0	8.9	–		–		24.1

Total revenues	2,191.3	4,315.0	–		4,315.0	510.7	(14.3)		–		2,687.7
Cost of sales	1,284.3	2,359.0	–		2,359.0	279.2	19.7	6b	–		1,568.9
							–	6c	–
							(14.3)	6a	–

Gross profit	907.0	1,956.0	–		1,956.0	231.5	(19.7)		–		1,118.8
Operating expenses:
Research and development	253.6	50.0	–		50.0	5.9	–		–		259.5
Selling, general, and administrative	549.3	1,571.6	(1.7)	8a	1,569.9	185.8	(24.3)	6d	–		710.8
Litigation settlements, net	(1.5)	0.4	–		0.4	–	–		–		(1.5)

Total operating expenses	801.4	1,622.0	(1.7)		1,620.3	191.7	(24.3)		–		968.8

Earnings from operations	105.6	334.0	1.7		335.7	39.8	4.6		–		150.0
Interest expense	70.3	215.0	–		215.0	25.4	–	6e	61.4	7a	152.8
							(4.3)	6d
Other expense, net	16.3	22.0	–		22.0	2.6	(3.0)	6d	–		15.9

Earnings before income taxes and noncontrolling interest	19.0	97.0	1.7	8a	98.7	11.8	11.9		(61.4)		(18.7)
Income tax (benefit) provision	5.1	(194.0)	9.1	8a,8b	(184.9)	(21.9)	2.4	6f	(12.3)	7c	(26.7)

Net earnings	13.9	291.0	(7.4)		283.6	33.7	9.5		(49.1)		8.0

Net earnings attributable to Mylan N.V. ordinary shareholders	$13.9	291.0	(7.4)		283.6	$33.7	$9.5		$(49.1)		$8.0

Earnings per ordinary share attributable to Mylan ordinary shareholders:
Basic	$0.03										$0.02

Diluted	$0.03										$0.01

Weighted average ordinary shares outstanding:
Basic	489.8						28.2	6g			518.0

Diluted	509.6						28.2	6g			537.8

Information about the Combined Company

Mylan N.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Year Ended December 31, 2015

(in millions, except per share amounts)

	Historical		Pro Forma			Historical					Pro Forma				Combined
	Mylan	EPD Business Jan. 1, 2015 - Feb. 27, 2015	EPD Business Pro Forma Adjustments		Mylan Pro Forma for EPD Business	Meda					Meda				Mylan/Meda
	USD	USD	USD		USD	SEK	SEK		SEK	USD	USD		USD		USD
	U.S. GAAP	U.S. GAAP	U.S. GAAP	Note	U.S. GAAP	IFRS	U.S. GAAP Adjustments	Note	U.S. GAAP	U.S. GAAP	Pro Forma Adjustments	Note	Financing Adjustments	Note	Pro Forma Combined
	I	II	III		IV=I+II+III	V	VI		VII = V+VI	VIII	IX		X		XI=IV+VIII+IX+X

Revenues:
Net sales	$9,362.6	$247.0	$–		$9,609.6	18,888.0	–		18,888.0	$2,239.8	$(42.8)	6a	$–		$11,806.6
Other revenues	66.7	–	–		66.7	478.0	–		478.0	56.7	–		–		123.4

Total revenues	9,429.3	247.0	–		9,676.3	19,366.0	–		19,366.0	2,296.5	(42.8)		–		11,930.0
Cost of sales	5,213.2	90.3	62.3	5a	5,365.9	10,331.8	–		10,331.8	1,225.2	64.9	6b	–		6,725.4
			0.1	5c							112.2	6c
											(42.8)	6a

Gross profit	4,216.1	156.7	(62.4)		4,310.4	9,034.2	–		9,034.2	1,071.3	(177.1)		–		5,204.6
Operating expenses:
Research and development	671.9	15.6	–		687.5	207.0	–		207.0	24.5	–		–		712.0
Selling, general, and administrative	2,180.7	93.4	(86.1)	5b	2,188.1	6,019.5	5.1	8a	6,024.6	714.4	–		–		2,902.5
			0.1	5c
Litigation settlements, net	(97.4)	–	–		(97.4)	210.0	–		210.0	24.9	–		–		(72.5)

Total operating expenses	2,755.2	109.0	(86.0)		2,778.2	6,436.5	5.1		6,441.6	763.8	–		–		3,542.0

Earnings from operations	1,460.9	47.7	23.6		1,532.2	2,597.7	(5.1)		2,592.6	307.5	(177.1)		–		1,662.6
Interest expense	339.4	–	–		339.4	1,067.0	–		1,067.0	126.5	–	6e	245.5	7a	711.4
Other expense, net	206.1	–	–		206.1	269.0	–		269.0	31.9	–		–		238.0

Earnings before income taxes and noncontrolling interest	915.4	47.7	23.6		986.7	1,261.7	(5.1)	8a	1,256.6	149.1	(177.1)		(245.5)		713.2
Income tax (benefit) provision	67.7	8.7	3.7	5d	80.1	112.0	32.1	8a, 8b	144.1	17.1	(35.4)	6f	(49.1)	7c	12.7

Net earnings	847.7	39.0	19.9		906.6	1,149.7	(37.2)		1,112.5	132.0	(141.7)		(196.4)		700.5
Net earnings attributable to the noncontrolling interest	(0.1)	–	–		(0.1)	–	–		–	–	–		–		(0.1)

Net earnings attributable to Mylan N.V. ordinary shareholders	$847.6	$39.0	$19.9		$906.5	1,149.7	(37.2)		1,112.5	$132.0	$(141.7)		$(196.4)		$700.4

Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.80														$1.35

Diluted	$1.70														$1.29

Weighted average ordinary shares outstanding:
Basic	472.2		18.3	5e	490.5						28.2	6g			518.7

Diluted	497.4		18.3	5e	515.7						28.2	6g			543.9

Information about the Combined Company

Notes to unaudited pro forma financial information

1. General

On February 10, 2016, Mylan issued an offer announcement under the Swedish Takeover Rules setting forth a public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda, with an enterprise value, including the net debt of Meda, of approximately 83.6kr billion or $9.9 billion at the announcement date (based on the Announcement Exchange Rate). The Mylan Board has unanimously approved the Offer and the Meda Board has recommended that Meda shareholders accept the Offer. In addition, the two largest Meda shareholders, together holding approximately 30 percent of the outstanding Meda shares, have irrevocably undertaken to tender their Meda shares into the Offer, subject to limited exceptions. Under the terms of the Offer, Mylan is offering each Meda shareholder total per share consideration of between 152kr and 165kr (based on the Announcement Exchange Rate) consisting of a combination of cash and Mylan Shares. A calculation will be performed prior to the closing of the Offer to calculate the number of Mylan Shares to be received by the Meda shareholders. The composition of the Offer consideration is subject to adjustment in certain circumstances. The Offer is fully financed and not conditional on further due diligence. The Offer is subject to certain closing conditions customary for an offer governed by the Swedish Takeover Rules, including holders of more than 90 percent of the outstanding Meda shares tendering their shares into the Offer and receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities.

On February 27, 2015, Mylan completed the acquisition of the EPD Business from Abbott in an all-stock transaction for total consideration of $6.3 billion. Also on February 27, 2015, Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving as a wholly owned indirect subsidiary of Mylan and each share of Mylan Inc. common stock issued and outstanding immediately prior to the effective date of the Merger was canceled and automatically converted into, and became the right to receive, one Mylan Share. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan that included its views that the EPD Transaction constituted a “succession” for purposes of Rule 12g-3(a) under the Exchange Act.

The unaudited pro forma financial information gives effect to the acquisition of the EPD Business and the proposed acquisition of Meda, both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under ASC 805, although other factors are also relevant, the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. As a result, Mylan is treated as the acquirer in both transactions.

The historical financial information has been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are: directly attributable to the acquisition of the EPD Business and the proposed acquisition of Meda; factually supportable; and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of the Combined Company. As such, the impact from transaction-related expenses is not included in the unaudited pro forma condensed combined statements of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to cash and cash equivalents with a corresponding decrease to retained earnings. The unaudited pro forma financial information does not reflect any expected synergies, including potential cost savings, or the associated costs to achieve such synergies that could result from either transaction.

Assumptions and estimates underlying the pro forma adjustments are described in the following notes. The unaudited pro forma financial information has been prepared based on preliminary estimates, which are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and the allocation thereof. Differences from the preliminary estimates could be material.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of the actual results of operations or financial position that would have been achieved had either transaction been consummated on the dates indicated above, or the future consolidated results of operations or financial position of Mylan or the Combined Company. Due to its nature, the unaudited pro forma financial information addresses a hypothetical situation and does not therefore represent Mylan’s or the Combined Company’s actual financial position or results.

2. Basis of Presentation

The unaudited pro forma financial information should be read in conjunction with Mylan’s consolidated financial statements for the three months ended March 31, 2016 and the year ended December 31, 2015 and the related notes thereto incorporated by reference into this Offer Document and Meda’s selected consolidated historical financial information for the three months ended March 31, 2016 and the year ended December 31, 2015 included in this Offer Document.

Information about the Combined Company

The following discussion details the process and assumptions, including those related to recent acquisitions, that Mylan has made in preparing the unaudited pro forma financial information.

The consolidated financial statements of Mylan and the EPD Business are prepared in accordance with U.S. GAAP with all amounts presented in USD. The consolidated financial statements of Meda are prepared in accordance with IFRS and interpretations issued by the IFRS IC as adopted by the EU, the Swedish Annual Accounts Act and the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups, with all amounts presented in SEK.

The unaudited pro forma financial information has been presented in USD, which is Mylan’s functional and reporting currency. Meda’s historical financial information is translated based on the exchanges rates as quoted by Bloomberg using the following rates:

•	The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2016 was translated using the average exchange rate for the period of 8.4496 SEK per USD;
•	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 was translated using the average exchange rate for 2015 of 8.4329 SEK per USD;
•	The unaudited pro forma condensed combined balance sheet was translated at the closing rate of 8.1178 SEK per USD as of March 31, 2016.

The unaudited pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations. For accounting purposes, Mylan was treated as the acquirer in the acquisition of the EPD Business and will be treated as the acquirer for the proposed acquisition of Meda. In addition, the unaudited pro forma financial information has been prepared assuming that 100 percent of the outstanding Meda shares will be tendered into the Offer. Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary, have been presented solely for the purpose of providing the unaudited pro forma financial information and will be revised as additional information becomes available and as additional analysis is performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting may occur and could have a material impact on the unaudited pro forma financial information and Mylan’s or the Combined Company’s future consolidated results of operations and financial condition.

The proposed acquisition of Meda has been accounted for using Mylan’s historical information and accounting policies and combining the assets and liabilities of Meda at their respective estimated fair values. The assets and liabilities of Meda have been measured based on various estimates using assumptions that Mylan’s management believes are reasonable and utilizing information currently available. To the extent there are significant changes to the Meda business, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that have not been completed. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, Bridge Credit Facility fees and other professional fees, are not included as a component of consideration transferred but are expensed as incurred. These costs are not presented in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the consolidated results of operations of the Combined Company.

In connection with the proposed acquisition of Meda, total acquisition-related transaction costs expected to be incurred by Mylan are estimated to be approximately $119.7 million. Total acquisition-related costs expected to be incurred by Meda are estimated to be approximately $33.3 million. During the three month period ended March 31, 2016, transaction costs incurred by Mylan and Meda totaled approximately $17.3 million and $14.3 million, respectively. These costs are included in each respective historical results of operations and income statement and eliminated in the unaudited pro forma condensed combined statement of operations adjustments.

In connection with the acquisition of the EPD Business, during the year ended December 31, 2015, transaction costs incurred by Mylan totaled $86.1 million. These costs are included in the consolidated results of operations and eliminated through adjustments to the unaudited pro forma condensed combined statement of operations. There will be no continuing impact of these transaction costs on the consolidated results of operations of the Combined Company, and, as such,

Information about the Combined Company

these fees are not included in the unaudited pro forma condensed combined statements of operations.

Reclassifications and Euromed Adjustment

Certain reclassifications, as detailed below, were made to the consolidated financial statements of Meda to conform to Mylan’s financial statement presentation. Reclassification adjustments have been included in the reported balances noted in Meda’s historical financial statements, as follows:

•	Consolidated balance sheet as of March 31, 2016, located in column II;
•	Consoldiated income statement for the three months ended March 31, 2016, located in column II; and
•	Consolidated income statement for the year ended December 31, 2015, located in column V.

(in millions, SEK)
Presentation in Meda’s IFRS Financial Statements	March 31, 2016 Amount	Presentation in Unaudited Pro Forma Condensed Combined Balance Sheet
Current Assets
Derivatives	240	Prepaid expenses and other current assets
Prepayments and accrued income	329	Prepaid expenses and other current assets
Tax assets	262	Prepaid expenses and other current assets

	831

Other receivables	366	Accounts receivable, net
Non-current Assets
Intangible assets	82	Property, plant and equipment, net
Intangible assets	25,337	Goodwill
Available-for-sale financial assets	22	Other assets
Other non-current receivables	188	Other assets

	210

(in millions, SEK)
Presentation in Meda’s IFRS Financial Statements	March 31, 2016 Amount	Presentation in Unaudited Pro Forma Condensed Combined Balance Sheet
Current Liabilities
Accruals and deferred income	1,548	Other current liabilities
Derivatives	161	Other current liabilities
Other provisions	943	Other current liabilities

	2,652

Borrowings	1,539	Short-term borrowings
Borrowings	1,024	Current portion of long-term debt and other long-term obligations
Non-current Liabilities
Borrowings	21,359	Long-term debt
Derivatives	19	Other long-term obligations

Pension obligations	2,445	Other long-term obligations
Other provisions	326	Other long-term obligations

	2,790

Information about the Combined Company

(in millions, SEK)
Presentation in Meda’s IFRS Financial Statements	March 31, 2016 Amount	December 31, 2015 Amount	Presentation in Unaudited Pro Forma Condensed Combined Statements of Operations
Net sales	75	478	Other revenues
Medicine and business development expenses	731	3,040	Cost of sales
Medicine and business development expenses	50	207	Research and development

Medicine and business development expenses	302	629	Selling, general, and administrative
Finance costs	15	57	Selling, general, and administrative

	317	686

Medicine and business development expenses	0.4	210	Litigation settlements, net
Finance costs	215	1,067	Interest expense
Other income	—	(22)	Other expense (income), net

Finance income	(6)	(37)	Other expense (income), net
Finance costs	26	328	Other expense (income), net

	20	269

Upon consummation of the proposed acquisition of Meda, Mylan will review, in detail, Meda’s accounting policies. As a result of that review, Mylan may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the Combined Company. At this time, Mylan is not aware of any significant accounting policy changes. Refer to Note 8 for details regarding the IFRS to U.S. GAAP adjustments.

Disposition of Euromed

On December 29, 2015, Meda divested the Euromed manufacturing unit in Spain for approximately EUR 82 million. The following table represents the elimination of sales, cost of sales and operating expenses related to the divestment of Euromed.

(in millions, SEK)	As Reported December 31, 2015(1)	Disposition of Euromed Adjustment	Adjusted Amounts December 31, 2015(2)
Net sales	19,170.0	282.0	18,888.0
Cost of sales	10,565.0	233.2	10,331.8
Selling, general, and administrative	6,026.0	6.5	6,019.5

(1)	Includes reclassification adjustments to conform Meda’s historical consolidated income statement (located in column V) for the year ended December 31, 2015 to Mylan’s presentation.
(2)	Euromed adjustments have been included in the reported balances noted in Meda’s historical consolidated income statement (located in column V) for the year ended December 31, 2015.

3. Meda Purchase Price

Upon consummation of the proposed acquisition of Meda, Meda shareholders will receive a combination of cash and Mylan Shares. Subject to the adjustment to the composition of the Offer consideration, Mylan is offering each Meda shareholder:

•	in respect of 80 percent of the number of Meda shares tendered by such shareholder, 165kr in cash per Meda share; and
•	in respect of the remaining 20 percent of the number of Meda shares tendered by such shareholder:
i)	if the Offeror Average Closing Price is greater than $50.74, a number of Mylan Shares per Meda share equal to 165kr divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate;
ii)	if the Offeror Average Closing Price is greater than $30.78 and less than or equal to $50.74, 0.386 Mylan Shares per Meda share; or
iii)	if the Offeror Average Closing Price is less than or equal to $30.78, a number of Mylan Shares per Meda share equal to 100kr divided by the Offeror Average Closing Price as converted from USD to SEK at the Announcement Exchange Rate.

For purposes of determining the number of Mylan Shares that will be delivered in respect of 20 percent of the number of Meda shares tendered by each Meda shareholder, it is assumed that the Offeror Average Closing Price will be equal to $42.94, the Offeror Average Closing Price if the Offer had been declared unconditional on June 9, 2016. Because $42.94 is greater than $30.78 and less than or equal to $50.74, each Meda shareholder would receive, in respect of 20 percent of

Information about the Combined Company

the number of Meda shares tendered by such Meda shareholder, 0.386 Mylan Shares per Meda share.

The cash consideration that will be paid in respect of 80 percent of the number of Meda shares tendered by each Meda shareholder is fixed at 165kr per Meda share, converted to USD using a SEK/USD exchange rate from June 9, 2016 of 8.1762 (as quoted by Bloomberg).

Total estimated Meda shares to be acquired(a)	365,467,371
Equity exchange ratio(b)	0.386
Equity portion of the Offer consideration(c)	20%

Number of Mylan Shares to be issued to Meda shareholders(d)=(a)*(b)*(c)	28,214,081

Multiplied by the Mylan Share closing price as of June 9, 2016(e)	$45.76

Estimated fair value of Mylan Shares transferred (in millions)(f)=(d)*(e)	1,291.1

Cash consideration per Meda share to be acquired(g)	$20.18
Cash portion of the Offer consideration(h)	80%

Estimated cash consideration (in millions)(i)=(a)*(g)*(h)	$5,900.3

Fair value of total consideration transferred (in millions)(j)=(f)+(i)	$7,191.4

Goodwill (in millions)	$2,909.0

4. Meda Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The unaudited pro forma financial information has been prepared using the unaudited consolidated financial statements of Meda for the three months ended March 31, 2016 and the related notes thereto, as well as assumptions made by Mylan which are described in the introduction to the unaudited pro forma financial information on page 83 of this Offer Document and the notes to unaudited pro forma financial information on pages 88-96 of this Offer Document. Adjustments included in the unaudited pro forma condensed combined balance sheet are represented by the following:

(USD, in millions)	Note	Amount
Purchase consideration
Fair value of total consideration transferred	3	$7,191.4
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Meda’s net assets	4b	2,595.4
Elimination of Meda’s historical goodwill	4h	(3,121.2)

Net liabilities to be assumed		(525.8)
Preliminary estimate of fair value adjustment of net assets acquired
Inventories	4d	112.2
Intangible assets, net	4f	5,898.1
Fair value of long-term debt	4i	(0.1)
Deferred income tax liability	4g	(1,202.0)

Goodwill	4h	$2,909.0

a.	The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10 percent increase or decrease of the closing price per Mylan Share on NASDAQ on June 9, 2016 used to determine the total estimated purchase consideration.

	Price per Mylan Share	Shares Exchanged (in millions)	Calculated Value of Share Consideration (in millions)	Cash Consideration Transferred (in millions)	Total Purchase Consideration (in millions)	Total Goodwill (in millions)
Mylan Share closing price–June 9, 2016	$45.76	28.2	$1,291.1	$5,900.3	$7,191.4	$2,909.0
Decrease of 10%	41.18	28.2	1,162.0	5,900.3	7,062.3	2,779.9
Increase of 10%	50.34	28.2	1,420.3	5,900.3	7,320.6	3,038.2

b.	Reflects the elimination of Meda’s shareholder’s equity as of March 31, 2016.
c.	Reflects the recognition of approximately $153.0 million in total transaction costs expected to be incurred. Of that total, approximately $119.7 million of transaction costs are expected to be incurred by Mylan and approximately $33.3 million are expected to be incurred by Meda. Of these costs, approximately $17.3 million and $14.3 million was included in Mylan and Meda’s historical condensed consolidated statement of operations and consolidated income statement, respectively, for the three months ended March 31, 2016. Of the remaining $121.4 million of transaction costs, approximately $29.5 million was paid prior to March 31, 2016. The remaining $91.9 million of transaction costs are expected to be incurred through the consummation of the transaction. These fees have been recorded as a reduction to cash and retained earnings solely for the purposes of this presentation. There will be no continuing impact of these transaction costs on the consolidated results of operations of the Combined Company and, as such, these fees are not included in the unaudited pro forma condensed combined statements of operations.
d.	Represents the estimated adjustment of approximately $112.2 million to step-up inventory to fair value. The estimated step-up in inventory is preliminary and is subject to change based upon the final determination of the fair values of finished goods and work-in- process inventories. Mylan will reflect the fair value adjustment of the inventory of Meda in cost of goods sold as the acquired inventory is sold, which for purposes of the unaudited pro forma condensed combined statements of operations is assumed to occur within the first year after closing.
e.	The estimated fair value allocated to Meda’s historical property, plant and equipment in the unaudited pro forma condensed combined balance sheet as of March 31, 2016 is based upon a preliminary

Information about the Combined Company

assumption that the estimated fair value approximates the net book value. Changes in the estimated fair values are expected based on valuation studies and other analyses which have not been performed to date. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date. Accordingly, for the purposes of the unaudited pro forma financial information, Mylan believes, to the best of its knowledge, that the current net book value of Meda’s property, plant and equipment represent the best estimate of fair value.

Based on estimated useful lives averaging approximately 25 years for buildings, for each $50 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $2.0 million.

Based on estimated useful lives averaging approximately 10 years for equipment, for each $30 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $3.0 million.

f.	Reflects the net fair value adjustment for identifiable intangible assets of $5.9 billion. The fair value adjustment for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. The preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. The final fair value determination for identified intangible assets may differ materially from this preliminary determination.

The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible asset valuations, from the perspective of a market participant, include the estimated net cash flows for each year (including net revenues, cost of sales, development costs, selling, administrative and marketing costs, and working capital), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream, and other factors. The underlying assumptions used to prepare the discounted cash flow analysis may change. For these and other reasons, actual results may vary significantly from estimated results.

g.	Reflects the deferred income tax liability adjustment of $1.2 billion resulting from fair value adjustments for inventory, identifiable intangible assets and long-term debt acquired. This estimate was determined based on the excess book basis over the tax basis using a 20 percent weighted average statutory tax rate. The total effective tax rate of Mylan could be significantly different depending on the post-closing geographical mix of income and other factors. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon Mylan’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

h.	Reflects the elimination of the historical goodwill amount and the recognition of estimated goodwill related to the proposed acquisition. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The estimated goodwill calculation is preliminary and is subject to change based upon the final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price. Goodwill is not amortized, but is assessed at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable based on management’s assessment.

i.	Reflects an adjustment to the fair value of Meda’s long-term debt.

Information about the Combined Company

5. EPD Business Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statement of operations are represented by the following:

a.	Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the year ended December 31, 2015. The increase in amortization expense is recorded as follows:

(USD, in millions, except for useful lives)	Useful Lives	Fair Value	Amortization January 1, 2015 - February 27, 2015
Products rights and licenses	13 years	$4,523.0	$58.0
Contractual rights	2-5 years	320.0	18.8

		$4,843.0	$76.8
Less: Historical amortization expense of the EPD Business			14.5

Amortization expense adjustment			$62.3

b.	Represents the elimination of transaction costs included in the consolidated financial statements of Mylan. An adjustment totaling $86.1 million was reflected in the unaudited pro forma condensed combined statement of operations to eliminate transaction costs incurred by Mylan for the year ended December 31, 2015. There will be no continuing impact of these transaction costs on the consolidated results of operations of the Combined Company, and, as such, these fees are not included in the unaudited pro forma condensed combined statement of operations.
c.	Represents an adjustment to depreciation expense associated with fair value adjustments to the property, plant and equipment for the year ended December 31, 2015.
d.	The pro forma adjustments were tax effected using the applicable statutory tax rate in the jurisdiction to which the adjustments related. The tax rate of Mylan could be significantly different depending on the post-closing geographical mix of income and other factors.
e.	Adjustment to increase Mylan Shares outstanding after the closing of the EPD Transaction. In connection with the closing of the EPD Transaction, Abbott’s subsidiaries received 110.0 million Mylan Shares as consideration for the transfer of the EPD Business and each issued and outstanding share of Mylan Inc. common stock was converted into the right to receive one Mylan Share. For the year ended December 31,
2015 there is an adjustment of 18.3 million shares. This represents the weighted average impact of the Mylan Shares issued to affect the EPD Transaction. A weighted average is used as the transaction closed on February 27, 2015.

6. Meda Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statements of operations are represented by the following:

a.	Transactions between Mylan and Meda have been eliminated as if Mylan and Meda were consolidated affiliates for the period presented. Net third party sales and cost of sales of $14.3 million and $42.8 million, for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, have been eliminated from the unaudited pro forma condensed combined statements of operations.
b.	Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the three months ended March 31, 2016 and the year ended December 31, 2015. The increase in amortization expense is recorded as follows:

(in millions, except for useful lives)	Useful Lives	Fair Value	Amortization Three Months Ended March 31, 2016	Amortization Year Ended December 31, 2015
Product rights	20 years	$8,500.0	$106.3	$425.0
Less: historical amortization expense of Meda			86.5	360.1

			$19.7	$64.9

c.	Represents an adjustment to cost of goods sold for the amortization expense related to the inventory fair value adjustment of approximately $112.2 million for the year ended December 31, 2015.
d.	Represents the elimination of transaction costs included in the historical financial statements of Mylan and Meda. An adjustment of $31.6 million was reflected in the pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan and Meda relating to the proposed transaction for the three months ended March 31, 2016. Approximately $24.3 million of the total transaction costs were reflected in selling, general and administrative, approximately $4.3 million of the total transaction costs were reflected in interest expense and approximately $3.0 million of the total transaction costs were reflected in other expense, net.

Information about the Combined Company

e.	To record amortization of the fair value adjustment on the long-term debt assumed in connection with the proposed acquisition of Meda. Amortization was immaterial for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, using a three year amortization period.
f.	Adjustment to tax effect the pro forma adjustments. A weighted average statutory tax rate of 20 percent was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Meda could be significantly different depending on the post-closing geographical mix of income and other factors.
g.	Adjustment to increase Mylan Shares outstanding after completion of the proposed acquisition of Meda. Under the terms of the Offer, Meda shareholders will receive a combination of cash and Mylan Shares. Refer to Note 3 for the computation of Mylan Shares to be issued in connection with the proposed acquisition of Meda.

7. Financing Adjustments

a.	In connection with the Offer, on February 10, 2016, Mylan entered into the 2016 Bridge Credit Agreement, among Mylan, as borrower, Mylan Inc., as guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time. On June 9, 2016, in accordance with the terms of the Bridge Credit Agreement, the commitments under the Bridge Credit Agreement were permanently terminated in their entirety in connection with the completion of the offering of the New June 2016 Senior Notes.

Mylan incurred approximately $44.7 million in financing related fees in conjunction with the Bridge Credit Facility, of which approximately $29.5 million was paid as of March 31, 2016.

On June 9, 2016, Mylan completed the offering of the New June 2016 Senior Notes, a private placement of $6.5 billion aggregate principal amount of senior notes, comprised of $1.0 billion aggregate principal amount of 2.50% senior notes due 2019 at an issue price of 99.888 percent, $2.25 billion aggregate principal amount of 3.15% senior notes due 2021 at an issue price of 99.884 percent, $2.25 billion aggregate principal amount of 3.95% senior notes due 2026 at an issue price of 99.231 percent and $1.0 billion aggregate principal amount of 5.25% senior notes due 2046 at an issue price of 99.984 percent. Mylan intends to use the net proceeds from the offering of the New

June 2016 Senior Notes to finance the cash portion of the Offer Consideration, to repay, prepay, redeem or otherwise refinance its or any of its subsidiaries’ indebtedness (including that of Meda and its subsidiaries) (the “Refinancing”) and to pay costs associated with the Offer and the Refinancing, including non-periodic fees, costs and expenses, stamp registration and other taxes.

The net proceeds from the offering of the New June 2016 Senior Notes were approximately $6.4 billion, including approximately $49.0 million in financing related fees and discounts of approximately $21.2 million. Mylan may elect to enter into interest rate swaps to convert some or all of the New June 2016 Senior Notes to a variable rate; however, the adjustment to interest expense in the unaudited pro forma condensed combined statements of operations reflects the assumption of the fixed coupon rates of interest combined with the amortization of discounts and deferred financing fees for the periods presented.

b.	Represents the write-off of the unamortized net deferred financing fees associated with Mylan’s Bridge Credit Facility of approximately $22.9 million at March 31, 2016

c.	A weighted average statutory tax rate of 20 percent was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Meda could be significantly different depending on the post-closing geographical mix of income and other factors.

8. IFRS to U.S. GAAP Adjustments

Meda’s consolidated financial statements were prepared in accordance with IFRS and interpretations issued by the IFRS IC as adopted by the EU, with all amounts presented in Swedish kronor, which differs in certain respects from U.S. GAAP. The following adjustments have been made to convert Meda’s historical balance sheet as of March 31, 2016 and income statement for the three months ended March 31, 2016 and the year ended December 31, 2015 to U.S. GAAP for purposes of the pro forma presentation.

a.	Actuarial gains and losses recognized in other comprehensive income under IFRS are recorded in profit and loss under U.S. GAAP. The adjustment is presented in the unaudited pro forma condensed combined statements of operations. A weighted average statutory tax rate of 20 percent was applied to this adjustment. The total effective tax rate of Mylan after completion of the proposed acquisition of Meda could be significantly different depending on the post-closing geographical mix of income and other factors.

Information about the Combined Company

b.	Represents differences regarding the tax effects of intercompany transfer of inventory under IFRS to conform to U.S. GAAP. Under IFRS taxes paid on intercompany transfers of inventory are recognized as tax expense as incurred. Additionally, IFRS requires the recognition of deferred taxes on temporary differences between the tax basis of assets transferred. Under U.S. GAAP taxes paid on intercompany transfers are deferred as a prepaid asset until the underlying asset is consumed or is sold to an unrelated party.

9. Comparative Per Share Information

The following table sets forth selected historical share information of Mylan and unaudited pro forma share information of Mylan after giving effect to the acquisition of the EPD Business and the proposed acquisition of Meda. You should read this information in conjunction with Mylan’s consolidated financial statements for the three months ended March 31, 2016 and the year ended December 31, 2015 and the related notes thereto incorporated by reference into this Offer Document and

Meda’s selected historical consolidated financial information for the three months ended March 31, 2016 and the year ended December 31, 2015 included in this Offer Document.

	Three Months Ended March 31, 2016		Year Ended December 31, 2015
(USD, in millions, except per share amounts)	Historical	Pro Forma	Historical	Pro Forma
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.03	$0.02	$1.80	$1.35

Diluted	$0.03	$0.01	$1.70	$1.29

Weighted average ordinary shares outstanding:
Basic	489.8	518.0	472.2	518.7

Diluted	509.6	537.8	497.4	543.9

Information about the Combined Company

Independent accountants’ report on unaudited pro forma financial information

The Directors

Mylan N.V.

Building 4, Trident Place

Mosquito Way

Hatfield

Hertfordshire AL10 9UL

United Kingdom

June 16, 2016

Dear Sirs

Mylan N.V. (“Mylan”)

We report on the pro forma financial information (the “Pro forma financial information”) set out on pages 83 to 96 of Mylan’s offer document to be dated June 16, 2016 (the “Offer Document”) which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the proposed acquisition of Meda Aktiebolag (publ.) (“Meda”) might have affected the financial information presented on the basis of the accounting policies to be adopted by Mylan in preparing the financial statements for the year ending December 31, 2016. This report is required by item 20.2 of Annex I to Commission Regulation (EC) No. 809/2004 (the “Prospectus Regulation”) and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of Mylan to prepare the Pro forma financial information in accordance with item 20.2 of Annex I to the Prospectus Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the Prospectus Regulation and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 1.2 of Annex I to the Prospectus Regulation to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the Prospectus Regulation consenting to its inclusion in the Offer Document.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with Mylan.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Mylan.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

Information about the Combined Company

a)	the Pro forma financial information has been properly compiled on the basis stated; and
b)	such basis is consistent with the accounting policies of Mylan.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants

Information about Mylan

This section includes certain market and industry data provided by third parties. Where reference is made to Mylan’s competitive position, these statements are based upon Mylan’s internal analyses, as well as certain information derived from third parties. Where information has been sourced from a third party, this information has been accurately reproduced and, as far as Mylan is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Mylan uses available information from IMS Health and its internal estimates in order to prepare certain information included or incorporated by reference into this Offer Document, including for purposes of calculation of market shares.

Business description

Overview

Mylan is one of the largest generic and specialty pharmaceuticals companies in the world today in terms of revenue and is recognized as an industry leader.25 Mylan has achieved its industry leading position through, among other factors, the cultivation of numerous organic growth drivers, the completion of significant acquisitions such as Mylan’s recent acquisition of the EPD Business, and Mylan’s commitment to operational, quality, and manufacturing excellence, customer service, and patient access.26

Mylan Inc. was established in the year 1961 in White Sulphur Springs, West Virginia, U.S. It began as a pharmaceutical distributor serving smaller communities and since then has grown into a global pharmaceutical company, through organic growth and external expansion.

On May 13, 2016, Mylan announced an agreement to acquire the non-sterile, topicals-focused specialty and generics business from Renaissance Acquisition Holdings, LLC, for $950 million in cash at closing, plus an additional contingent payment of up to $50 million, subject to customary adjustments. The transaction closed on June 15, 2016.

On July 13, 2014, Mylan N.V., Mylan Inc., and Moon of PA Inc. entered into a definitive agreement with Abbott to acquire the EPD Business in an all-stock transaction. On November 4, 2014, Mylan N.V., Mylan Inc., and Moon of PA Inc. and Abbott entered into an amended and restated definitive agreement implementing the transaction. The EPD Transaction closed on February 27, 2015 (the “EPD Transaction Closing Date”), after receiving approval from Mylan Inc.’s shareholders on

January 29, 2015. At closing, Abbott transferred the EPD Business to Mylan N.V., in exchange for 110 million Mylan Shares. Immediately after the transfer of the EPD Business, Mylan Inc. merged with Moon of PA Inc., an indirect wholly owned subsidiary of Mylan N.V., with Mylan Inc. becoming an indirect wholly owned subsidiary of Mylan N.V. In addition, Mylan Inc.’s outstanding common stock was exchanged on a one to one basis for Mylan Shares. The purchase price for Mylan N.V. of the EPD Business, which was on a debt-free basis, was $6.31 billion based on the closing price of Mylan Inc.’s stock as of the EPD Transaction Closing Date, as reported by NASDAQ.

On February 2, 2015, Mylan signed a definitive agreement to acquire certain female healthcare businesses from Famy Care Limited (such businesses “Jai Pharma Limited”), a specialty women’s healthcare company with global leadership in generic oral contraceptive products. On November 20, 2015, Mylan completed the acquisition of Jai Pharma Limited through its wholly owned subsidiary Mylan Laboratories Limited (“Mylan India”), for a cash payment of $750 million plus additional contingent payments of up to $50 million for the filing for approval with, and receipt of approval from, the FDA of a product under development with Jai Pharma Limited.

On February 27, 2013, Mylan announced that it signed definitive agreements to acquire Agila, a developer, manufacturer and marketer of high-quality generic injectable products, from Strides Arcolab Limited (“Strides Arcolab”). The transaction closed on December 4, 2013, and the total purchase price was approximately $1.43 billion (net of cash acquired of $3.4 million), which included estimated contingent consideration of $250 million.

[25]	See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.
[26]	See, e.g., Susquehanna Financial Group, “Mylan, Inc.: Value of Global Generics Growth Strategy Underestimated,” February 18, 2016.

Information about Mylan

On May 12, 2007, Mylan and Merck KGaA (“Merck”) announced the signing of a definitive agreement under which Mylan agreed to purchase Merck’s generic pharmaceutical business in an all-cash transaction. On October 2, 2007, Mylan completed the acqusition for a total purchase price, including acquisition costs, of approximately $7.0 billion.

On August 28, 2006, Mylan announced that it agreed to acquire a controlling interest in Matrix Laboratories Limited (“Matrix”), a publicly traded Indian company, for 306 rupees per Matrix share. In a series of subsequent transactions, Mylan acquired the remaining shares held by minority shareholders of Matrix.

Through these transactions, along with Mylan’s other previous transformative acquisitions, Mylan has created a horizontally and vertically integrated platform with global scale, augmented its diversified product portfolio and further expanded its range of capabilities, all of which position it well for the future.

In addition to the U.S., Mylan has a robust worldwide commercial presence in the generic pharmaceutical market, including leadership positions in Australia, several key European markets such as France and Italy, as well as other markets around the world. See “—Products and Services—Generics Segment.” Mylan also is a leader in branded specialty pharmaceuticals focusing on respiratory and allergy products.

Currently, Mylan’s global portfolio of more than 1,400 different marketed products covers a vast array of therapeutic categories. Mylan offers an extensive range of dosage forms and delivery systems, including oral solids, topicals, liquids and semisolids while focusing on those products that are difficult to formulate and manufacture, and typically have longer life cycles than traditional generic pharmaceuticals, including transdermal patches, high potency formulations, injectables, controlled-release and respiratory products. In addition, Mylan offers a wide range of antiretroviral therapies (“ARVs”), upon which nearly 50 percent of patients being treated for HIV/AIDS in developing countries depend. Mylan also operates one of the largest API manufacturers, supplying low cost, high quality API for Mylan’s own products and pipeline as well as for a number of third parties.27

Mylan believes that the breadth and depth of its business and platform provide certain competitive advantages in major markets in which Mylan operates, including less dependency on any single market or product. As a result, Mylan is better able to successfully compete on a global basis than compared to many of its competitors.28

Mylan’s strategy

During the past decade, Mylan has undergone a strategic transformation from a domestic generics company into a global leader in the pharmaceutical industry—one with unprecedented scale in its operating platform, diversity in its portfolio, and significant control over the cost and quality of its products.29 In addition to the cultivation of numerous organic growth drivers, a key aspect of its transformation and growth has been meaningful participation in the ongoing consolidation of the global pharmaceutical industry and the completion of accretive transactions.

Mylan has been highly active in evaluating quality companies and assets within the industry to identify those that would most effectively build on its operating platform and commercial presence, complement its existing strengths and capabilities, enhance its financial flexibility, strengthen its competitive position, promote the sustainable success of Mylan’s business, be accretive to its shareholders and provide benefits to its other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates. Mylan’s senior management team has clearly outlined this strategy in numerous public statements over the last several years.

Customers

The following table represents the percentage of consolidated third party net sales to Mylan’s major customers during the years ended December 31, 2015, 2014 and 2013.

	Percentage of Third Party Net Sales
	2015	2014	2013
AmeriSourceBergen Corporation	16%	13%	10%
McKesson Corporation	15%	19%	14%
Cardinal Health, Inc.	12%	12%	15%

Consistent with industry practice, Mylan has a return policy that allows its customers to return product within a specified period prior to and subsequent to the expiration date.

Mylan’s Operations

Mylan N.V. was originally incorporated under Dutch law as a private limited liability company, New Moon B.V., in the Netherlands on July 7, 2014. Mylan became a public limited liability company in the Netherlands through its acquisition of the EPD Business on February 27, 2015. Mylan’s corporate seat is located in Amsterdam, the Netherlands, its principal executive offices are located in Hatfield, Hertfordshire, England and Mylan N.V. group’s global headquarters are located in Canonsburg,

[27]	See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.
[28]	See, e.g., Global Data Industry Report, “Mylan N.V. (MYL) – Financial and Strategic SWOT Analysis Review,” May 2016.
[29]	See, e.g., JP Morgan Analyst Report, “Mylan NV: Thought Post Selloff and Mgmt Meeting Takeaways, Remain OW,” February 12, 2016.

Information about Mylan

Pennsylvania. Mylan operates in two segments, “Generics” and “Specialty.” Its revenues are derived primarily from the sale of generic and branded generic pharmaceuticals, specialty pharmaceuticals and API. Mylan’s generic pharmaceutical business is conducted primarily in the U.S. and Canada (collectively, “North America”); Europe; and India, Australia, Japan, New Zealand and Brazil as well as its export activity into emerging markets (collectively, “Rest of World”). Mylan’s API business is conducted through Mylan India, which is included within Rest of World in its Generics segment. Mylan’s specialty pharmaceutical business is conducted by Mylan Specialty L.P. (“Mylan Specialty”).

Products and services

Generics Segment

Mylan’s Generics segment primarily develops, manufactures, sells and distributes generic or branded generic pharmaceutical products in tablet, capsule, injectable, transdermal patch, gel, cream or ointment form, as well as API. For the year ended December 31, 2015, Generics segment third party net sales were $8.16 billion. Mylan’s Generics segment operates within three geographical regions: North America, Europe and Rest of World. The chart below reflects third party net sales by region for the year ended December 31, 2015.

North America

Of Mylan’s broad global product portfolio of more than 1,400 products, it markets approximately 610 of these products throughout North America. The U.S. generics market is the largest in the world, with generic prescription sales of $61.3 billion for the twelve months ended November 2015. In terms of generic prescription volume, approximately 77 percent of all pharmaceutical products sold in the U.S. are generic products, which demonstrates the high level of generic penetration in this market. Mylan holds the number two ranking in the U.S. generics prescription market both in terms of sales and prescriptions dispensed. Approximately one in every 13 prescriptions dispensed in the U.S. is a Mylan product. Mylan sales of products in the U.S. are derived primarily from the sale of oral solid dosages, injectables, transdermal patches, gels, creams, ointments and unit dose offerings. In the U.S., Mylan has one of the largest product portfolios among all generic pharmaceutical companies, consisting of approximately 430 products, of which approximately 330 are in capsule or tablet form, in an aggregate of approximately 950 dosage strengths.

Included in these totals are approximately 50 extended-release products in a total of approximately 125 dosage strengths.

Mylan manufactures and sells a diverse portfolio of injectable products across several key therapeutic areas, including antineoplastics, anti-infectives, anesthesia/pain management and cardiovascular. Mylan’s product offerings include a diverse portfolio of approximately 70 injectable branded and generic products, in an aggregate of approximately 90 dosage strengths. As of December 31, 2015, approximately 108 injectable products have been filed and are pending ANDA approval for the U.S. market. Mylan’s injectable manufacturing capabilities include vials, pre-filled syringes, ampoules and lyophilization with a focus on antineoplastics, penems, penicillins, ophthalmics and peptides.

Mylan’s unit dose business focuses on providing one of the largest product portfolios along with innovative packaging and barcoding that supports bedside verification throughout the U.S. and Canada for hospitals, group purchasing organizations (“GPOs”), long term care facilities, wholesalers, surgical services, home infusion service providers, correctional facilities, specialty pharmacies and retail outlets. In addition, Mylan markets approximately 165 generic products in a total of approximately 340 dosage strengths from its U.S. product portfolio under supply and distribution agreements with wholesalers. Also included in its U.S. product portfolio are seven transdermal patch products in approximately 30 dosage strengths, including Mylan’s Fentanyl Transdermal System.

Mylan believes that the breadth and quality of its product offerings help to successfully meet its customers’ needs and to better compete in the generics industry over the long-term. The future growth of its U.S. generics business is partially dependent upon continued acceptance of generic products as affordable alternatives to branded pharmaceuticals, a trend which is largely outside of Mylan’s control. However, Mylan believes that it can maximize the profitability of its generic product opportunities by continuing its track record of bringing to market high quality products that are difficult to formulate or manufacture. Throughout Mylan’s history, it has successfully introduced many generic products that are difficult to formulate or manufacture and continue to be meaningful contributors to its business several years after their initial launch. Additionally, Mylan expects to achieve growth in its U.S. business by launching new products for which it may attain FDA first-to-file status with Paragraph IV certification. A first-filed ANDA with a Paragraph IV certification qualifies the product approval holder for a period of generic marketing and distribution exclusivity.

Information about Mylan

In Canada, Mylan has successfully leveraged the EPD Business allowing it to further broaden its presence in this market. Mylan currently ranks seventh in terms of market share in the generic prescription market and Mylan products are sold in eight out of ten pharmacies in Canada. As in the U.S., growth in Canada will be dependent upon acceptance of generic products as affordable alternatives to branded pharmaceuticals. Further, Mylan plans to leverage the strength and reliability of the collective Mylan brand to foster continued brand awareness and growth throughout the region.

Europe

Mylan’s generic pharmaceutical sales in Europe are generated primarily by its wholly owned subsidiaries, through which it has operations in 27 countries. Of Mylan’s broad global product portfolio of more than 1,400 products, it markets approximately 830 of these products throughout Europe. The types of markets within Europe vary from country to country; however, when combined, the European market is the second largest generic pharmaceutical market in the world in terms of value. Within Europe, by value, the generic prescription market in Germany is the largest, followed by the U.K., France, Spain and Italy, respectively.

In Europe, the manner in which products are marketed varies by country. In addition to selling pharmaceuticals under their International Nonproprietary Name (“INN”) (i.e., API), in certain European countries, there is a market for both branded generic products and “company-branded” generic products. Branded generic pharmaceutical products are given a unique brand name, as these markets tend to be more responsive to the promotion efforts generally used to promote brand products. Company-branded products generally consist of the name of the active ingredient with a prefix or suffix of the company’s name, either in whole or in part.

The European generic prescription market also varies significantly by country in terms of the extent of generic penetration, the key decision maker in terms of drug choice and other important aspects. Some countries, including Germany, the U.K., the Netherlands and Poland, are characterized by relatively high generic penetration, ranging between 68 percent and 74 percent of total prescription market sales in the twelve months ended November 2015, based on volume. Conversely, other major European markets, including France, Italy and Spain, are characterized by much lower generic penetration, ranging between 20 percent and 42 percent of total prescription sales in the twelve months ended November 2015, based on volume. However, actions taken by governments, particularly in these latter under-penetrated countries, to reduce healthcare costs could encourage further use of generic pharmaceutical products. In each of these under-penetrated markets, in addition to growth from new product launches, Mylan expects its future growth to be driven by increased generic utilization and penetration.

As a result of the EPD Business, Mylan has significantly expanded and strengthened its presence in Europe. In particular, Mylan has grown its presence in several markets in Central and Eastern Europe, including Poland, Greece, the Czech Republic and Slovakia and gained access into new markets, such as Romania, Bulgaria, the Baltics and the Balkan States. Of the top ten generic prescription markets in Europe, Mylan holds leadership positions in several of the markets, including the number one market share position in France and the number two market share position in Italy. In France, Mylan has the highest market share in the generic market, with a share of approximately 28 percent. Mylan’s future growth in the French market is expected to come primarily from new product launches and increased generic utilization and penetration through government initiatives. In addition, the EPD Business has allowed Mylan to broaden its presence in this market by strengthening and growing its relationships with general practitioners and pharmacists, its primary customers in this market.

In Italy, Mylan has the second highest market share in the company-branded generic prescription market, with a share of approximately 19 percent in terms of volume and value. Mylan believes that the Italian generic market is still under-penetrated, with company-branded generics representing approximately 20 percent of the Italian pharmaceutical market, based on volume. The Italian government has put forth only limited measures aimed at encouraging generic use, and as a result, generic substitution is still in its early stages. Mylan’s growth in the Italian generics market will be fueled by increasing generic utilization and penetration and new product launches.

In addition to France and Italy, the EPD Business has further grown Mylan’s presence in several European markets including the U.K., Spain and markets in Eastern Europe. In the U.K., Mylan is ranked third in the U.K. generic prescription market, in terms of value, with an estimated market share of approximately 8 percent. Mylan is well positioned in the U.K. as a preferred supplier to wholesalers and is also focused on areas such as multiple retail pharmacies and hospitals. The acquisition of the EPD Business in the U.K. has provided Mylan with an additional branded off-patent market presence, particularly in the areas of pancreatic enzyme replacement therapy and hormone replacement therapy. The U.K. generic prescription market is highly competitive, and any growth in the market will stem from new product launches; however, Mylan does expect that the value will continue to be affected by price erosion.

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In Spain, Mylan has the seventh highest market share in the company-branded generic prescription market. The company-branded generic market comprised approximately 35 percent of the total Spanish pharmaceutical market by volume for the twelve months ended November 2015. Within the overall Spanish pharmaceutical market, Mylan’s position has expanded due to the EPD Business. Mylan views further generic utilization and penetration of the Spanish market to be a key driver of its growth in this country.

Mylan has a notable presence in other European generic prescription markets, including Portugal and Belgium, where it holds the third and fifth highest market share, respectively, in terms of value. In the Netherlands, Mylan has the fourth highest market share in the generic prescription market, which is characterized by relatively high generic penetration.

Rest of World

Mylan markets generic pharmaceuticals in Rest of World through its subsidiaries in India, Australia, Japan, New Zealand and Brazil. Additionally, it has an export business which is focused on countries in Africa and emerging markets throughout the world, and through Mylan India, it markets API to third parties and also supplies other Mylan subsidiaries. Of Mylan’s broad global product portfolio of more than 1,400 products, it markets approximately 640 of these products throughout Rest of World.

The Indian generics market is the second largest in the world, behind the U.S., in terms of volume. In India, Mylan is one of the world’s largest API manufacturers as measured by the number of drug master files (“DMFs”) filed with regulatory agencies. Mylan India’s manufacturing capabilities include a range of dosage forms, such as tablets, capsules and injectables, in a wide variety of therapeutic categories. Mylan India has nine API and intermediate manufacturing facilities, eight oral solid dose (“OSD”) facilities and eight injectable facilities, for a total of sixteen finished dosage form (“FDF”) facilities, all located in India. Mylan’s presence in India goes beyond manufacturing, sales and marketing. With a global R&D center of excellence in Hyderabad, India and technology driven R&D sites in Bangalore, India and Ahmedabad, India, Mylan is able to create unique and efficient R&D capabilities.

Mylan India markets high quality API to third parties around the world and ARV products for people living with HIV/AIDS. In addition, Mylan India has a growing commercial presence. Mylan’s current franchises include Critical Care, Hepato Care, HIV Care, Onco Care and Women’s Care. Mylan has expanded its products from therapeutic categories such as oncology and critical care. In November 2015, Mylan completed its acquisition of Jai Pharma Limited, which significantly broadened its women’s care portfolio and strengthened its technical capabilities in terms of dedicated hormone manufacturing.

In Australia, Mylan has the highest market share in the generic pharmaceutical market, with an estimated 32 percent market share by volume. Mylan is the number one supplier by volume to Australia’s national pharmaceuticals program. The EPD Business has enabled Mylan to broaden its product portfolio in this market. The generic pharmaceutical market in Australia had sales of approximately $1.4 billion during the twelve months ended November 2015.

Japan is the second largest pharmaceutical market in the world by value, behind the U.S., and the sixth largest generic prescription market worldwide by value, with sales of approximately $6.0 billion during the twelve months ended November 2015. Beginning in 2013, Mylan established an exclusive long-term strategic collaboration with Pfizer Japan Inc. (“Pfizer Japan”) to develop, manufacture, distribute and market generic drugs in Japan. Under the agreement, both parties operate separate legal entities in Japan and collaborate on current and future generic products, sharing the costs and profits resulting from such collaboration. Mylan’s responsibilities, under the agreement, primarily consist of managing operations, including R&D and manufacturing. Pfizer Japan’s responsibilities primarily consist of the commercialization of the combined generics portfolio and managing a combined marketing and sales effort. The Japanese government has stated that it now intends to grow the generic share to at least 70 percent by mid-2017 and to at least 80 percent at the earliest possible date between 2018 and the end of 2020. As of July 2015, the generic share reached 58 percent, up from approximately 55 percent in July 2014.

With the acquisition of the EPD Business, Mylan has strengthened its position in the Japanese market as it has acquired a wide portfolio of branded products that are promoted by its own sales force. The EPD Business is run independently from Mylan’s strategic collaboration with Pfizer Japan.

Mylan also has two manufacturing facilities located in Japan, which play a key role in supplying its businesses throughout the country. Currently, the market in Japan is largely composed of hospitals and clinics, but pharmacies are expected to play a greater role as generic substitution, aided by recent pro-generics government action, becomes more prevalent.

In addition to Mylan’s operations in India, Australia and Japan, it also has a notable presence in New Zealand and a growing presence in Brazil. In New Zealand, Mylan is the largest generics company in the country, with 31.5 percent of the market share by volume. New Zealand is generally a government tender market where pharmaceutical suppliers can gain

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exclusivity of up to three years. In New Zealand, Mylan has broadened its market presence and profile with the addition of the EPD Business. In Brazil, Mylan operates both a manufacturing platform and a commercial business focused on providing high quality generic injectable products to the Brazilian hospital segment. Mylan’s sales into this market segment are made through distributors as well as through tenders. Brazil is the third largest generic pharmaceutical market in the world, behind the U.S. and combined European market, in terms of value. In the coming years, the Brazilian generic pharmaceutical market is expected to continue its growth trajectory primarily because of the increase of off patent reference drugs, the growth of biological products and the growth of emerging markets. Mylan’s goal is to continue to build upon this local platform in order to further access the nearly $8 billion Brazilian generic pharmaceutical market.

Specialty Segment

Mylan’s specialty pharmaceutical business is conducted through Mylan Specialty, which competes primarily in the respiratory and severe allergy markets. For the year ended December 31, 2015, Specialty third party net sales were $1.20 billion. Mylan Specialty’s portfolio consists primarily of branded specialty injectable and nebulized products. A significant portion of Mylan Specialty’s revenues are derived through the sale of the EpiPen® Auto-Injector. The EpiPen® Auto-Injector is the number one dispensed epinephrine auto-injector and as a global franchise reached $1 billion in annual net sales for the second year in a row.

The EpiPen® Auto-Injector, which is used in the treatment of severe allergic reactions, is an epinephrine auto-injector that has been sold in the U.S. and internationally since the mid-1980s. Mylan Specialty has worldwide rights to the epinephrine auto-injector, which is supplied to Mylan Specialty by a wholly owned subsidiary of Pfizer Inc. Anaphylaxis is a severe allergic reaction that is rapid in onset and may cause death, either through swelling that shuts off airways or through a significant drop in blood pressure. In December 2010, the National Institute of Allergy and Infectious Diseases, a division of the National Institutes of Health, introduced the “Guidelines for the Diagnosis and Management of Food Allergy in the United States.” These guidelines state that epinephrine is the first line treatment for anaphylaxis. The EpiPen® Auto-Injector is the number one dispensed epinephrine auto-injector. The strength of the EpiPen® Auto-Injector brand name, quality and ease of use of the product and the promotional strength of the Mylan Specialty U.S. sales force have enabled Mylan to maintain its leadership position within this therapeutic category.

Perforomist® Inhalation Solution, Mylan Specialty’s Formoterol Fumarate Inhalation Solution, was launched in October 2007. Perforomist® Inhalation Solution is a long-acting beta2-adrenergic agonist indicated for long-term, twice-daily administration in the maintenance treatment of bronchoconstriction in chronic obstructive pulmonary disorder (“COPD”) patients, including those with chronic bronchitis and emphysema. Mylan Specialty holds several U.S. and international patents protecting Perforomist® Inhalation Solution.

In addition to EpiPen® Auto-Injector and Perforomist® Inhalation Solution, Mylan Specialty also markets ULTIVA®, which is an analgesic agent used during the induction and maintenance of general anesthesia for inpatient and outpatient procedures and is generally administered by an infusion device.

Mylan believes that it can continue to drive the long-term growth of its Specialty segment by successfully managing its existing product portfolio and bringing additional products to market.

Sales and marketing

Generics Segment

In North America, Mylan markets products directly to wholesalers, distributors, retail pharmacy chains, long-term care facilities and mail order pharmacies. Mylan also markets its generic products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, pharmacy benefit management companies, group purchasing organiations (“GPOs”) and government entities. These customers, called “indirect customers,” purchase Mylan products primarily through its wholesale customers. In North America, wholesalers, retail drug chains and managed care organizations, and pharmacy benefits managers (collectively, “payers”) have undergone, and are continuing to undergo, significant consolidation, which may result in these groups gaining additional purchasing leverage.

In Europe and Rest of World, generic pharmaceuticals are sold to wholesalers, independent pharmacies and, in certain countries, directly to hospitals. Through a broad network of sales representatives, Mylan adapts its marketing strategy to the different markets as dictated by their respective regulatory and competitive landscapes. Mylan’s API is sold primarily to generic FDF manufacturers throughout the world, as well as to other Mylan subsidiaries.

Following the acquisition of the EPD Business, Mylan launched a comprehensive advertising campaign called “Better health for a better world™.” The campaign represents Mylan’s promise for the future as it transforms into a healthcare company by setting new standards in the industry and providing 7 billion people access to high quality medicine, one person at a time. The campaign’s goals are to educate consumers and

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customers about Mylan and to help ensure a smooth transition as Mylan continues integrating the EPD Business’s products into its portfolio. Mylan has launched the campaign in approximately 25 non-U.S. developed markets and, during 2016, plans to introduce the campaign in more than 40 additional countries.

Specialty Segment

Mylan Specialty markets its products to a number of different customer audiences in the U.S., including healthcare practitioners, wholesalers, pharmacists and pharmacy chains, hospitals, payers, pharmacy benefit manager, health maintenance organizations (“HMOs”), home healthcare, long-term care and patients. Mylan Specialty reaches these customers through Mylan’s field-based sales force and National Accounts team, to increase its customers’ understanding of the unique clinical characteristics and benefits of its branded products. Additionally, Mylan Specialty supports educational programs to consumers, physicians and patients.

Over the past few years, Mylan has successfully championed and expanded legislation and policies that allow or require schools to stock epinephrine auto-injectors. In August 2012, Mylan launched the EpiPen4Schools® program, providing U.S. schools free EpiPen® Auto-Injectors along with educational training resources. In November 2014, Mylan announced a multi-year strategic alliance agreement with Walt Disney Parks and Resorts to help increase anaphylaxis awareness. As part of the collaboration Mylan has introduced an educational website for families managing potentially life-threatening (severe) allergies and has developed a series of storybooks for families living with severe allergies, the first of which was distributed in 2015. Mylan also sponsors activities with advocacy groups in the severe allergy space, including the Food Allergy Research and Education Walks, and launched a branded campaign, EpiPen® On Location, encouraging those living with severe allergies and their caregivers to understand the importance of avoiding allergic triggers and having access to two EpiPen® Auto-Injectors at all times.

Research and development

R&D efforts are conducted on a global basis, primarily to enable Mylan to develop, manufacture and market approved pharmaceutical products in accordance with applicable government regulations. Through various acquisitions, Mylan has significantly bolstered its global R&D capabilities over the past several years, particularly in injectables and respiratory therapies. In the U.S., Mylan’s largest market, the FDA is the principal regulatory body with respect to pharmaceutical products. Each of Mylan’s other markets have separate pharmaceutical regulatory bodies, including, but not limited to, the National Agency for Medicines and Health

Products in France, Health Canada, the Medicines and Healthcare Products Regulatory Agency in the U.K., the EMA (a decentralized body of the EU), the Federal Institute for Drugs and Medical Devices in Germany, the Irish Medicines Board in Ireland, the Italian Medicines Agency, the Spanish Agency of Medicines and Medical Devices, the TGA in Australia, the MHLW in Japan, Drug Controller General of India, ANVISA in Brazil and the World Health Organization (“WHO”), the regulatory body of the United Nations.

Mylan’s global R&D strategy emphasizes the following areas:

•	development of both branded and generic finished dose products for the global marketplace, including ARV programs;
•	development of pharmaceutical products that are technically difficult to formulate or manufacture because of either unusual factors that affect their stability or bioequivalence or unusually stringent regulatory requirements;
•	development of novel controlled-release technologies and the application of these technologies to reference products;
•	development of drugs that target smaller, specialized or underserved markets;
•	development of generic drugs that represent first-to-file opportunities in the U.S. market;
•	expansion of the existing oral solid dosage product portfolio, including with respect to additional dosage strengths;
•	development of injectable products;
•	development of unit dose oral inhalation products for nebulization;
•	development of APIs;
•	development of compounds using a dry powder inhaler and/or metered-dose inhaler for the treatment of asthma, COPD and other respiratory therapies;
•	development of monoclonal anti-bodies (which are regulated as biologics);
•	completion of additional preclinical and clinical studies for approved NDA products required by the FDA, known as post-approval (Phase IV) commitments; and
•	conducting life-cycle management studies intended to further define the profile of products subject to pending or approved NDAs.

The success of biosimilars in the marketplace and Mylan’s ability to be successful in this emerging market will depend on the implementation of balanced scientific standards for approval, while not imposing excessive clinical testing demands or other hurdles for well-established products. Furthermore, an efficient patent resolution mechanism and a well-defined mechanism to grant interchangeability after the establishment of

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biosimilarity with the reference biological product will be key elements determining Mylan’s future success in this area.

Mylan has a robust generic pipeline. As of December 31, 2015, Mylan had approximately 4,109 marketing license approvals pending. During 2015, Mylan completed 1,049 global country level product submissions, which included 41 in North America, 522 in Europe and 486 in Rest of World. These submissions included those for existing products in new markets as well as products new to the Mylan portfolio.

During the year ended December 31, 2015, Mylan received 731 individual country product approvals globally, which was equal to 1,205 approved new marketing licenses. Of those total individual country product approvals globally, there were 77 approvals in North America, including 56 in the U.S.; 396 approvals in Europe; and 258 approvals in Rest of World, of which 44 approvals were for ARV products. The 44 country level ARV approvals received consisted of 14 products in 13 different countries. The 56 approvals in the U.S. consisted of 45 final ANDA approvals and 11 tentative ANDA approvals. The 396 approvals in Europe covered 59 different products resulting in a total of 869 product marketing licenses. The 258 approvals in Rest of World included 222 approvals from emerging markets which represented 56 products in 45 countries.

As of December 31, 2015, Mylan had 270 ANDAs pending FDA approval, representing approximately $101.5 billion in annual sales for the brand name equivalents of these products for the year ended December 31, 2015. Of those pending product applications, 50 were first-to-file Paragraph IV ANDA patent challenges, representing approximately $35.6 billion in annual brand sales for the year ended December 31, 2015. The historic branded drug sales are not indicative of future generic sales, but are included to illustrate the size of the branded product market. Mylan’s R&D spending was $672 million, $582 million and $508 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Manufacturing

Mylan’s global manufacturing platform is an important component of its business model. Mylan owns seven production, distribution and warehousing facilities in the U.S. including Puerto Rico, including significant production and distribution sites in Morgantown, West Virginia; St. Albans, Vermont; Caguas, Puerto Rico; and Greensboro, North Carolina. Outside the U.S. and Puerto Rico, Mylan owns production, distribution and warehousing facilities in nine countries, including key facilities in India, Australia, Japan, Ireland, Brazil, Hungary and France. Through Mylan’s manufacturing facilities in which it operates around the globe, it has a manufacturing capacity capable of producing approximately 65 billion oral solid doses, 3,600 kiloliters of APIs, 500 million injectable units, 260 million patches and 15 million semisolid units per year.

Mylan also leases warehousing, distribution and administrative facilities in numerous locations, within and outside of the U.S., including properties in New York, France, India, Ireland and the U.K. All of the production, distribution and warehousing facilities are included within the Generics segment; however, certain locations also support Mylan’s Specialty segment. Mylan global R&D centers of excellence are located in Morgantown, West Virginia, Hyderabad, India and Sandwich, U.K. Mylan also has specific technology focused development sites in Vermont, Ireland, India and Japan.

Mylan believes that all of its facilities are in good operating condition, the machinery and equipment are well-maintained, the facilities are suitable for their intended purposes and they have capacities adequate for the current operations.

Competition

Mylan’s primary competitors include other generic companies (both major multinational generic drug companies and various local generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations and other statutory expirations. In the branded space, key competitors are generally other branded drug companies that compete based on their clinical characteristics and benefits. Competitive factors in the major markets in which Mylan participates can be summarized as follows:

North America

The U.S. pharmaceutical industry is very competitive. Mylan’s competitors vary depending upon therapeutic areas and product categories. Primary competitors include the major manufacturers of brand name and generic pharmaceuticals. The primary means of competition are innovation and development, timely FDA approval, manufacturing capabilities, product quality, marketing, portfolio size, customer service, reputation and price. The environment of the U.S. pharmaceutical marketplace is highly sensitive to price. To compete effectively, Mylan relies on cost-effective manufacturing processes to meet the rapidly changing needs of its customers around a reliable, high quality supply of generic pharmaceutical products. With regard to Mylan’s Specialty segment business, significant sales and marketing effort is required to be directed to each targeted customer segment in order to compete effectively.

Mylan’s competitors include other generic manufacturers, as well as branded companies that

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license their products to generic manufacturers prior to patent expiration or as relevant patents expire. Further regulatory approval is not required for a branded manufacturer to sell its pharmaceutical products directly or through a third-party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market. Related to Mylan’s Specialty segment business, its competitors include branded manufacturers who offer products for the treatment of COPD and severe allergies, as well as brand companies that license their products to generic manufacturers prior to patent expiration.

The U.S. pharmaceutical market is undergoing, and is expected to continue to undergo, rapid and significant technological changes, and Mylan expects competition to intensify as technological advances are made. Mylan intends to compete in this marketplace by (1) developing therapeutic equivalents to branded products that offer unique marketing opportunities, are difficult to formulate and/or have significant market size, (2) developing or licensing brand pharmaceutical products that are either patented or proprietary and (3) developing or licensing pharmaceutical products that are primarily for indications having relatively large patient populations or that have limited or inadequate treatments available, among other strategies.

Mylan’s sales can be impacted by new studies that indicate that a competitor’s product has greater efficacy for treating a disease or particular form of a disease than one of its products. Sales on some of Mylan’s products can also be impacted by additional labeling requirements relating to safety or convenience that may be imposed on its products by the FDA or by similar regulatory agencies. If competitors introduce new products and processes with therapeutic or cost advantages, Mylan’s products can be subject to progressive price reductions and/or decreased volume of sales.

Medicaid, a U.S. federal healthcare program, requires pharmaceutical manufacturers to pay rebates to state Medicaid agencies. The rebates are based on the volume of drugs that are reimbursed by the states for Medicaid beneficiaries. Sales of Medicaid-reimbursed non-innovator products require manufacturers to rebate 13 percent of the average manufacturer’s price and, effective 2017, adjusted by the Consumer Price Index-Urban (the “CPI-U”) based on certain data. Sales of the Medicaid-reimbursed innovator or single-source products require manufacturers to rebate the greater of approximately 23 percent of the average manufacturer’s price or the difference between the average manufacturer’s price and the best price adjusted by the CPI-U based on certain data. Mylan believes that federal or state governments will continue to enact measures aimed at reducing the cost of drugs to the public.

Under Part D of the Medicare Modernization Act, Medicare beneficiaries are eligible to obtain discounted prescription drug coverage from private sector providers. As a result, usage of pharmaceuticals has increased, which is a trend that Mylan believes will continue to benefit the generic pharmaceutical industry. However, such potential sales increases may be offset by increased pricing pressures, due to the enhanced purchasing power of the private sector providers that are negotiating on behalf of Medicare beneficiaries.

Canada is a well-established generics market characterized by a number of local and multi-national competitors. The individual Canadian provinces control pharmaceutical pricing and reimbursement. A number of Canada’s provinces are moving towards a tender system, which has and may continue to negatively affect the pricing of pharmaceutical products.

Europe

In France, generic penetration is relatively low compared to other large pharmaceutical markets, with low prices resulting from government initiatives. As pharmacists are the primary customers in this market, established relationships, driven by breadth of portfolio and effective supply chain management, are key competitive advantages.

In Italy, the generic market is relatively small due to few incentives for market stakeholders and in part to low prices on available brand name drugs. Also to be considered is the fact that the generic market in Italy suffered a certain delay compared to other European countries due to extended patent protection. The Italian government has put forth only limited measures aimed at increasing generic usage, and as such generic substitution is still in its early stages. Pharmacists will play a key role in future market expansion, due to higher margins provided by generic versus branded products as well as a specific legislative provision which requires them to propose generic products to patients, when available.

The U.K. is one of the most competitive off-patent markets, with low barriers to entry and a high degree of fragmentation. Competition among manufacturers, along with indirect control of pricing by the government, has led to strong downward pricing pressure. Companies in the U.K. will continue to compete on price, with consistent supply chain and breadth of product portfolio also coming into play.

Spain is a rapidly growing, highly fragmented generic market with many participants. As a result of legislative changes, all regions within Spain have moved, or will move, to INN prescribing and substitution, thus making the pharmacists the key driver of generic usage. Within the last few years, the Andalusia region, representing

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approximately 21 percent of the total retail market, has evolved into a tendering commercial model. Companies compete in Spain based on being first to market, offering a wide portfolio, building strong relationships with customers and providing a consistent supply of quality products.

The markets in the Netherlands and Germany have become highly competitive as a result of a large number of generic players, both having one of the highest generic penetration rates in Europe and the continued use of tender systems. Under a tender system, health insurers are entitled to issue invitations to tender products. Pricing pressures resulting from an effort to win the tender should drive near-term competition. Mylan is able to play a significant role in tenders but also has strong non-tendered sales which provides further opportunities for growth.

Rest of World

In India, the commercial pharmaceutical market is a rapidly growing, highly fragmented generic market with a significant number of participants. Companies compete in India based on price, product portfolio and the ability to provide a consistent supply of quality products. Intense competition by other API suppliers in the Indian pharmaceuticals market has, in recent years, led to increased pressure on prices. Mylan expects that the exports of API and generic FDF products from India to developed markets will continue to increase. The success of Indian pharmaceutical companies is attributable to established development expertise in chemical synthesis and process engineering, development of FDF, availability of highly skilled labor and the low cost manufacturing base.

In Australia, the generic market is small by international standards, in terms of prescriptions, value and the number of active participants. Patent extensions that delay patent expiration are somewhat responsible for under-penetration of generic products.

In Japan, government initiatives have historically kept all drug prices low, resulting in little incentive for generic usage. More recent pro-generic actions by the government should lead to growth in the generics market, in which doctors, pharmacists and hospital purchasers will all play a key role.

The Brazilian pharmaceutical market is the largest in South America. Since the entry in force of generic drug laws in Brazil, the generic segment of the pharmaceutical market has grown rapidly. The industry is highly competitive with a broad presence of multinational and national competitors.

Intellectual property

Mylan owns or licenses a number of patents in the U.S. and other countries covering certain products and has also developed brand names and trademarks for other products. Generally, the branded pharmaceutical business relies upon patent protection to ensure market exclusivity for the life of the patent. Mylan considers the overall protection of its patents, trademarks and license rights to be of significant value and acts to protect these rights from infringement.

In the branded pharmaceutical industry, the majority of an innovative product’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category; however, following patent expiration, branded products often continue to have market viability based upon the goodwill of the product name, which typically benefits from trademark protection.

An innovator product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the innovator company and any regulatory forms of exclusivity to which the innovator is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the innovator with the right to lawfully exclude others from practicing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory intellectual property rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the U.S., the EU and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the innovator’s data to approve a competitor’s generic copy. Regulatory intellectual property rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory intellectual property rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. However, most regulatory forms of exclusivity do not prevent a competitor from gaining regulatory

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approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

Mylan estimates the likely market exclusivity period for each of its branded products on a case-by-case basis. It is not possible to predict the length of market exclusivity for any of Mylan’s branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that Mylan currently estimates or that the exclusivity will be limited to the estimate.

In addition to patents and regulatory forms of exclusivity, Mylan also markets products with trademarks. Trademarks have no effect on market exclusivity for a product, but are considered to have marketing value. Trademark protection continues in some countries as long as used; in other countries, as long as registered. Registration is for fixed terms and may be renewed indefinitely.

Environmental matters

Mylan strives to comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on Mylan’s operations or competitive position.

Organization and employees

Operational structure

Mylan is incorporated in The Netherlands, with employees located throughout the Americas, Europe and emerging markets. Mylan expects to continue to hire additional personnel in the United States and internationally to develop its products and provide additional geographic sales.

Subsidiaries

Mylan N.V. is the parent company of the Mylan group, which, as of December 31, 2015, consists of 170 entities with operations in 43 countries. The following table sets forth details of Mylan’s subsidiaries.

Subsidiary	Country of incorporation	Percentage of shares and votes directly and/or indirectly owned
Agila Australasia Pty Ltd.	Australia	100
Alphapharm Pty Ltd.	Australia	100
BGP Products Pty. Ltd.	Australia	100
Mylan Australia Holding Pty Ltd.	Australia	100
Mylan Australia Pty Ltd.	Australia	100
Arcana Arzneimittel GmbH	Austria	100
BGP Products GmbH (Austria)	Austria	100
Aktuapharma NV	Belgium	100
Docpharma BVBA	Belgium	100
Hospithera NV	Belgium	100
Matrix Laboratories BVBA	Belgium	100
Mylan BVBA	Belgium	100
Mylan EPD SPRL	Belgium	100
Mylan Bermuda Ltd.	Bermuda	100
BGP Products d.o.o.	Bosnia and Herzegovina	100
Mylan Laboratorios Ltda.	Brazil	100
Mylan Participações Ltda	Brazil	100
Mylan Brasil Distribuidora de Medicamentos Ltda.	Brazil	100
Mylan EOOD	Bulgaria	100
BGP Pharma ULC	Canada	100
Mylan Pharma (Canada) Ltd.	Canada	100
Mylan Pharmaceuticals ULC	Canada	100
QD Pharmaceuticals ULC	Canada	100
Mylan EPD d.o.o.	Croatia	100
Agila Specialties (Holdings) Cyprus Ltd.	Cyprus	100
Agila Specialties Americas Ltd.	Cyprus	100
Onco Laboratories Ltd.	Cyprus	100
BGP Products Czech Republic s.r.o.	Czech Republic	100
Mylan Pharmaceuticals s.r.o.	Czech Republic	100
Canton Fuels Company, LLC	Delaware, USA	99
Chouteau Fuels Company, LLC	Delaware, USA	99
Deogun Manufacturing Company, LLC	Delaware, USA	99
Dey Limited Partner LLC	Delaware, USA	100
Dey, Inc.	Delaware, USA	100
EMD, Inc.	Delaware, USA	100
Marquis Industrial Company, LLC	Delaware, USA	99
Mylan Holdings Inc.	Delaware, USA	100
Mylan Institutional LLC	Delaware, USA	100
Mylan Investment Holdings 4 LLC	Delaware, USA	100
Mylan Investment Holdings 5 LLC	Delaware, USA	100
Mylan Investment Holdings 6 LLC	Delaware, USA	100
Mylan Laboratories, Inc.	Delaware, USA	100
Mylan LLC	Delaware, USA	100
Mylan Securitization LLC	Delaware, USA	100
Mylan Special Investments II, LLC	Delaware, USA	100
Mylan Special Investments III, LLC	Delaware, USA	100
Mylan Special Investments IV, LLC	Delaware, USA	100
Mylan Special Investments V, LLC	Delaware, USA	100
Mylan Special Investments VI, LLC	Delaware, USA	100
Mylan Special Investments LLC	Delaware, USA	100
Mylan Specialty L.P.	Delaware, USA	100

Information about Mylan

Powder Street, LLC	Delaware, USA	99
Somerset Pharmaceuticals, Inc.	Delaware, USA	100
BGP Products ApS	Denmark	100
Mylan ApS	Denmark	100
BGP Products Oy	Finland	100
Mylan Oy	Finland	100
Mylan EMEA S.A.S.	France	100
Mylan FCT	France	100
Mylan Generics France Holding S.A.S.	France	100
Mylan Laboratories SAS	France	100
Mylan Medical SAS	France	100
Mylan SAS	France	100
Qualimed SAS	France	100
Societe de Participation Pharmaceutique S.A.S.	France	100
Mylan dura GmbH	Germany	100
Mylan Healthcare GmbH	Germany	100
Mylan (Gibraltar) 4 Ltd.	Gibraltar	100
Mylan (Gibraltar) 5 Ltd.	Gibraltar	100
Mylan (Gibraltar) 6 Ltd.	Gibraltar	100
Mylan (Gibraltar) 7 Ltd.	Gibraltar	100
Mylan (Gibraltar) 8 Ltd.	Gibraltar	100
Mylan (Gibraltar) 9 Ltd.	Gibraltar	100
BGP Pharmaceutical Products Ltd.	Greece	100
Generics Pharma Hellas E.P.E.	Greece	100
Mylan EPD Kft	Hungary	100
Mylan Hungary Kft.	Hungary	100
Mylan Kft.	Hungary	100
Mylan Institutional Inc.	Illinois, USA	100
Jai Pharma Limited	India	100
Mylan Laboratories India Private Ltd.	India	100
Mylan Laboratories Ltd.	India	100
Mylan Pharmaceuticals Private Ltd.	India	100
BGP Products Ireland Limited	Ireland	100
BGP Products Limited	Ireland	100
McDermott Laboratories Ltd.	Ireland	100
Mylan Investments Ltd.	Ireland	100
Mylan Ireland Holdings Ltd.	Ireland	100
Mylan Ireland Investment Limited	Ireland	100
Mylan Ireland Ltd.	Ireland	100
Mylan Pharma Acquisition Ltd.	Ireland	100
Mylan Pharma Group Ltd.	Ireland	100
Mylan Pharma Holdings Ltd.	Ireland	100
Mylan Teoranta	Ireland	100
BGP Products S.r.l. (Italy)	Italy	100
Mylan S.p.A.	Italy	100
Mylan EPD G.K.	Japan	100
Mylan Seiyaku Ltd.	Japan	100
SIA “BGP Products”	Latvia	100
BGP Products UAB	Lithuania	100
BGP Products S.à.r.l.	Luxembourg	100
Mylan Luxembourg 1 S.à r.l.	Luxembourg	100
Mylan Luxembourg 2 S.à r.l.	Luxembourg	100
Mylan Luxembourg 3 S.à r.l.	Luxembourg	100
Mylan Luxembourg 6 S.à r.l.	Luxembourg	100
Mylan Luxembourg 7 S.à r.l.	Luxembourg	100
Mylan Luxembourg 8 S.à r.l.	Luxembourg	100
Mylan Luxembourg 9 S.à r.l.	Luxembourg	100

Mylan Luxembourg S.à r.l.	Luxembourg	100
MP Laboratories (Mauritius) Ltd.	Mauritius	100
Mylan Pharmaceuticals S.A.	Morocco	100
Apothecon B.V.	Netherlands	100
BCP Products B.V.	Netherlands	100
Mylan B.V.	Netherlands	100
Mylan Group B.V.	Netherlands	100
Agila Specialties Inc.	New Jersey, USA	100
BGP Products	New Zealand	100
Mylan New Zealand Ltd.	New Zealand	100
Mylan Health Management LLC	North Carolina, USA	100
BGP Products AS	Norway	100
Mylan AS	Norway	100
Mylan Hospital AS	Norway	100
MLRE LLC	Pennsylvania, USA	100
Mylan Holdings Sub Inc.	Pennsylvania, USA	100
Mylan Inc.	Pennsylvania, USA	100
Synerx Pharma, LLC	Pennsylvania, USA	100
Agila Specialties Polska sp. zo.o	Poland	100
BGP Products Poland sp. zo.o.	Poland	100
Mylan EPD Sp. zo.o.	Poland	100
Mylan Sp. zo.o.	Poland	100
BGP Products, Unipessoal, LDA	Portugal	100
Laboratorios Anova—Produtos Famaceuticos, LDA	Portugal	100
Mylan EPD LDA	Portugal	100
Mylan, LDA	Portugal	100
BGP Products S.R.L. (Romania)	Romania	100
Agila Specialties Global Pte. Ltd.	Singapore	100
BGP Products s.r.o.	Slovakia	100
Mylan s.r.o.	Slovakia	100
GSP Proizvodi, farmacevtska druzba, d.o.o.	Slovenia	100
Mylan d.o.o.	Slovenia	100
Mylan (Proprietary) Ltd.	South Africa	100
SCP Pharmaceuticals (Pty) Ltd.	South Africa	100
Xixia Pharmaceuticals (Pty) Ltd.	South Africa	100
BGP Products Operations, S.L.	Spain	100
Mylan Pharmaceuticals S.L.	Spain	100
BGP Products AB	Sweden	100
Mylan AB	Sweden	100
Scandinavian Pharmaceuticals-Generics AB	Sweden	100
Scandpharm Marketing AB	Sweden	100
BGP Products GmbH (Switzerland)	Switzerland	100
BGP Products Operations GmbH	Switzerland	100
BGP Products Switzerland GmbH	Switzerland	100
Mylan GmbH	Switzerland	100
Mylan Holdings GmbH	Switzerland	100
Mylan (Taiwan) Ltd.	Taiwan Province of China	100
Mylan Bertek Pharmaceuticals Inc.	Texas, USA	100
Mylan FZ-LLC	United Arab Emirates	100

Information about Mylan

Agila Specialties Investments Limited	United Kingdom	100
Agila Specialties UK Limited	United Kingdom	100
BGP Products LTD.	United Kingdom	100
Famy Care Europe Limited	United Kingdom	100
Generics [U.K.] Limited	United Kingdom	100
Mylan Holdings LTD.	United Kingdom	100
Mylan Pharma UK Limited	United Kingdom	100
American Triumvirate Insurance Company	Vermont, USA	100
Mylan International Holdings, Inc.	Vermont, USA	100
MP Air, Inc.	West Virginia, USA	100
Mylan Pharmaceuticals Inc.	West Virginia, USA	100
Mylan Technologies, Inc.	West Virginia, USA	100
Sagent Agila LLC	Wyoming, USA	50

Employees

Mylan had (i) 22,586 employees as at December 31, 2013, (ii) 25,885 employees (or 29,661 employees, if employees of the EPD Business, were to be included) as at December 31, 2014 and (iii) 33,103 employees as at December 31, 2015. Certain production and maintenance employees at Mylan’s manufacturing facility in Morgantown, West Virginia, are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local Union 8-957 AFL-CIO under a contract that expires on April 21, 2017. In addition, there are non-U.S. Mylan locations that have employees who are unionized or part of works councils or trade unions.

Selected historical financial information

The information below is a summary of Mylan’s audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and 2015. Mylan’s consolidated financial statements are prepared in accordance with U.S. GAAP. The information should be read in conjunction with the section “Capitalization, indebtedness and other financial information” below and Mylan’s audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and 2015, each of which are incorporated by reference into this Offer Document, see “Historical financial information.”

Mylan N.V. is the successor to Mylan Inc., the information set forth below refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015.

Information about Mylan

Consolidated Statements of Operations

	(Unaudited) Three Months Ended March 31,		Year Ended December 31,
(USD, in millions, except per share amounts)	2016	2015	2015	2014	2013
Revenues:
Net sales	$2,176.1	$1,854.6	$9,362.6	$7,646.5	$6,856.6
Other revenues	15.2	17.1	66.7	73.1	52.5

Total revenues	2,191.3	1,871.7	9,429.3	7,719.6	6,909.1
Cost of sales	1,284.3	1,041.6	5,213.2	4,191.6	3,868.8

Gross profit	907.0	830.1	4,216.1	3,528.0	3,040.3

Operating expenses:
Research and development	253.6	169.9	671.9	581.8	507.8
Selling, general and administrative	549.3	483.2	2,180.7	1,625.7	1,408.5
Litigation settlements, net	(1.5)	17.7	(97.4)	47.9	(14.6)
Other operating (income) expense, net	–	–	–	(80.0)	3.1

Total operating expenses	801.4	670.8	2,755.2	2,175.4	1,904.8

Earnings from operations	105.6	159.3	1,460.9	1,352.6	1,135.5
Interest expense	70.3	79.5	339.4	333.2	313.3
Other expense, net	16.3	18.5	206.1	44.9	74.9

Earnings before income taxes	19.0	61.3	915.4	974.5	747.3
Income tax provision	5.1	4.7	67.7	41.4	120.8

Net earnings	13.9	56.6	847.7	933.1	626.5
Net earnings attributable to the noncontrolling interest	–	–	(0.1)	(3.7)	(2.8)

Net earnings attributable to Mylan N.V. ordinary shareholders	$13.9	$56.6	$847.6	$929.4	$623.7

Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.03	$0.14	$1.80	$2.49	$1.63

Diluted	$0.03	$0.13	$1.70	$2.34	$1.58

Weighted average ordinary shares outstanding:
Basic	489.8	418.0	472.2	373.7	383.3

Diluted	509.6	443.8	497.4	398.0	394.5

Information about Mylan

Consolidated Balance Sheets

	(Unaudited) Three Months Ended March 31,		Year Ended December 31,
(USD, in millions, except share and per share amounts)	2016	2015	2015	2014	2013

ASSETS
Assets
Current assets:
Cash and cash equivalents	$1,199.4	$277.2	$1,236.0	$225.5	$291.3
Accounts receivable, net	2,587.4	2,264.6	2,689.1	2,268.5	1,820.0
Inventories	2,144.1	1,908.3	1,951.0	1,651.4	1,656.9
Deferred income tax benefit(2)	–	369.9	–	–	250.1
Prepaid expenses and other current assets	696.7	2,606.4	596.6	2,295.8	452.9

Total current assets(1)(2)	6,627.6	7,426.4	6,472.7	6,441.2	4,471.2
Property, plant and equipment, net	1,998.8	1,872.3	1,983.9	1,785.7	1,665.5
Intangible assets, net	7,278.4	6,770.6	7,221.9	2,347.1	2,517.9
Goodwill	5,566.9	5,115.8	5,380.1	4,049.3	4,340.5
Deferred income tax benefit(1)(2)	441.0	87.8	457.6	397.4	77.8
Other assets(3)(4)	731.4	850.9	751.5	799.8	2,221.9

Total assets(1)(2)(3)(4)	$22,644.1	$22,123.8	$22,267.7	$15,820.5	$15,294.8

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Trade accounts payable	$1,076.2	$997.0	$1,109.6	$905.6	$1,072.8
Short-term borrowings	66.4	169.2	1.3	330.7	439.8
Income taxes payable	43.4	63.9	92.4	160.7	49.7
Current portion of long-term debt and other long-term obligations (3)	1,082.5	2,611.4	1,077.0	2,472.9	3.6
Deferred income tax liability(2)	–	7.4	–	–	1.5
Other current liabilities	1,690.9	1,439.1	1,841.9	1,434.1	1,396.6

Total current liabilities(1)(2)(3)	3,959.4	5,288.0	4,122.2	5,304.0	2,964.0
Long-term debt(3)(4)	6,325.7	5,750.4	6,295.6	5,699.9	7,586.5
Other long-term obligations	1,340.1	1,378.4	1,366.0	1,336.7	1,269.1
Deferred income tax liability(1)(2)	744.0	613.8	718.1	203.9	515.3

Total liabilities(1)(2)(3)(4)	12,369.2	13,030.6	12,501.9	12,544.5	12,334.9
Equity
Mylan N.V. shareholders’ equity
Ordinary shares(5)- nominal value €0.01 per share as of March 31, 2016 and December 31, 2015 and par value $0.50 per share as of March 31, 2015, December 31, 2014 and December 31, 2013, respectively
Shares authorized: 1,200,000,000 as of March 31, 2016, March 31, 2015 and December 31, 2015 and 1,500,000,000 as of December 31, 2014 and December 31, 2013, respectively
Shares issued: 492,671,045, 489,493,548, 491,928,095, 546,658,507 and 543,978,030 as of March 31, 2016, March 31, 2015, December 31, 2015, December 31, 2014 and December 31, 2013, respectively	5.5	5.5	5.5	273.3	272.0
Additional paid-in capital	7,149.9	7,007.6	7,128.6	4,212.8	4,103.6
Retained earnings	4,476.0	3,671.1	4,462.1	3,614.5	2,685.1
Accumulated other comprehensive loss	(1,290.5)	(1,610.9)	(1,764.3)	(987.0)	(240.1)

	10,340.9	9,073.3	9,831.9	7,113.6	6,820.6
Noncontrolling interest	1.5	19.9	1.4	20.1	18.1
Less: Treasury stock – at cost
Shares: 1,311,193, zero, 1,311,193, 171,435,200 and 172,373,900 as of March 31, 2016, March 31, 2015, December 31, 2015, December 31, 2014 and December 31, 2013, respectively	67.5	–	67.5	3,857.7	3,878.8

Total equity	10,274.9	9,093.2	9,765.8	3,276.0	2,959.9

Total liabilities and equity	$22,644.1	$22,123.8	$22,267.7	$15,820.5	$15,294.8

(1)	Pursuant to Mylan’s early adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes, as of December 31, 2015, as further described in Item 8. Note 2 Summary of Significant Accounting Policies in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, deferred tax assets and liabilities that had been previously classified as current have been retrospectively reclassified to noncurrent on the Consolidated Balance Sheet. The reclassification resulted in a decrease in current assets of approximately $345.7 million, an increase in long term assets of approximately $314.0 million, a decrease in current liabilities of approximately $0.2 million and a decrease in long-term liabilities of approximately $31.5 million for the year ended December 31, 2014.

Information about Mylan

(2)	For presentation purposes, Mylan has not applied retrospective application for the adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes to the March 31, 2015 and December 31, 2013 Consolidated Balance Sheet. If Mylan had retrospectively reclassified the balances, it would have resulted in a decrease in current assets of approximately $369.9 million, an increase in long-term assets of approximately $365.7 million, a decrease in current liabilities of approximately $7.4 million and a increase in long-term liabilities of approximately $3.2 million for the three months ended March 31, 2015. The retrospective reclassification also would have resulted in a decrease in current assets of approximately $250.1 million, an increase in long-term assets of approximately $84.6 million, a decrease in current liabilities of approximately $1.5 million and a decrease in long-term liabilities of approximately $164.0 million for the year ended December 31, 2013.
(3)	Pursuant to Mylan’s early adoption of ASU 2015-03, Interest – Imputation of Interest, as of December 31, 2015, as further described in Item 8. Note 2 Summary of Significant Accounting Policies in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, deferred financing fees related to term debt has been retrospectively reclassified from other assets to long-term debt or current portion of long-term debt, depending on the debt instrument, on the Consolidated Balance Sheet. Mylan retrospectively reclassified approximately $34.4 million for the year ended December 31, 2014.
(4)	For presentation purposes, Mylan has not applied the retrospective application for the adoption of ASU 2015-03, Interest – Imputation of Interest to the March 31, 2015 and December 31, 2013 Consolidated Balance Sheet. If Mylan had retrospectively reclassified the balances, it would have resulted in a reclassification of approximately $53.5 million and $42.7 million from other assets to long-term debt, for the three months ended March 31, 2015 and the year ended December 31, 2013, respectively.
(5)	Common stock prior to February 27, 2015.

Information about Mylan

Consolidated Statements of Comprehensive Earnings

	(Unaudited) Three Months Ended March 31,		Year Ended December 31,
(USD, in millions)	2016	2015	2015	2014	2013
Net earnings	$13.9	$56.6	$847.7	$933.1	$626.5
Other comprehensive earnings (loss), before tax:
Foreign currency translation adjustment	502.0	(602.6)	(790.9)	(622.9)	(273.7)
Change in unrecognized (loss) gain and prior service cost related to defined benefit plans	(0.3)	0.1	3.1	(11.8)	8.2
Net unrecognized loss on derivatives	(49.1)	(34.5)	16.7	(182.6)	180.4
Net unrealized gain on marketable securities	4.4	0.1	(2.0)	–	(1.1)

Other comprehensive earnings (loss), before tax	457.0	(636.9)	(773.1)	(817.3)	(86.2)
Income tax (benefit) provision	(16.8)	(13.0)	4.2	(70.4)	67.4

Other comprehensive earnings (loss), net of tax	473.8	(623.9)	(777.3)	(746.9)	(153.6)

Comprehensive earnings	487.7	(567.3)	70.4	186.2	472.9

Comprehensive earnings attributable to the noncontrolling interest	–	–	(0.1)	(3.7)	(2.8)

Comprehensive earnings (loss) attributable to Mylan N.V. ordinary shareholders	$487.7	$(567.3)	$70.3	$182.5	$470.1

Information about Mylan

Consolidated Statements of Cash Flows

	(Unaudited) Three Months Ended March 31,		Year Ended December 31,
(USD, in millions)	2016	2015	2015	2014	2013
Cash flows from operating activities:
Net earnings	$13.9	$56.6	$847.7	$933.1	$626.5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	297.1	175.0	1,032.1	566.6	516.0
Share-based compensation expense	26.5	34.4	92.8	66.0	47.0
Deferred income tax provision	38.5	12.8	(115.9)	(315.2)	(87.1)
Loss from equity method investments	30.9	24.7	105.1	91.4	34.6
Financing fees	–	–	99.6	–	–
Other non-cash items	81.0	46.3	263.2	139.1	127.1
Litigation settlements, net	0.3	17.7	15.1	7.4	(14.6)
Changes in operating assets and liabilities:
Accounts receivable	83.5	376.9	65.8	(231.2)	(207.7)
Inventories	(222.8)	(136.7)	(320.4)	(147.5)	(157.1)
Trade accounts payable	(57.2)	(15.4)	131.8	(0.3)	137.2
Income taxes	(84.7)	(203.3)	(164.2)	78.5	(1.1)
Other operating assets and liabilities, net	(126.5)	(122.0)	(44.2)	(173.1)	85.8

Net cash provided by operating activities	80.5	267.0	2,008.5	1,014.8	1,106.6

Cash flows from investing activities:
Capital expenditures	(51.8)	(48.1)	(362.9)	(325.3)	(334.6)
Change in restricted cash	–	–	21.8	(5.1)	(228.0)
Cash paid for acquisitions, net	–	–	(693.1)	(50.0)	(1,261.9)
Proceeds from sale of property, plant and equipment	–	–	2.3	8.9	25.3
Purchase of marketable securities	(8.5)	(40.1)	(62.1)	(19.9)	(19.3)
Proceeds from sale of marketable securities	5.9	12.2	33.1	20.2	10.6
Payments for product rights and other, net	(105.6)	(11.5)	(508.8)	(429.1)	(60.9)

Net cash used in investing activities	(160.0)	(87.5)	(1,569.7)	(800.3)	(1,868.8)

Cash flows from financing activities:
Payments of financing fees	(31.6)	(22.4)	(130.4)	(5.8)	(34.6)
Purchase of ordinary shares	–	–	(67.5)	–	(1,000.0)
Change in short-term borrowings, net	65.1	(161.6)	(329.2)	(107.8)	141.4
Proceeds from convertible note hedge	–	–	1,970.8	–	–
Proceeds from issuance of long-term debt	–	100.0	3,539.2	2,235.0	4,974.7
Payments of long-term debt	–	(100.0)	(4,484.1)	(2,295.8)	(3,480.3)
Proceeds from exercise of stock options	3.6	67.4	97.7	53.8	76.2
Taxes paid related to net share settlement of equity awards	(6.9)	(31.7)	(31.8)	(27.7)	–
Acquisition of noncontrolling interest	–	–	(11.7)	–	–
Payments for contingent consideration	–	–	–	(150.0)	–
Other items, net	0.3	39.3	51.8	30.9	15.5

Net cash provided by (used in) financing activities	30.5	(109.0)	604.8	(267.4)	692.9

Effect on cash of changes in exchange rates	12.4	(18.8)	(33.1)	(12.9)	10.6

Net (decrease) increase in cash and cash equivalents	(36.6)	51.7	1,010.5	(65.8)	(58.7)
Cash and cash equivalents – beginning of period	1,236.0	225.5	225.5	291.3	350.0

Cash and cash equivalents – end of period	$1,199.4	$277.2	$1,236.0	$225.5	$291.3

Supplemental disclosures of cash flow information -
Non-cash transactions:
Contingent consideration	$–	$–	$18.0	$–	$250.0

Ordinary shares issued for acquisition	$–	$6,305.8	$6,305.8	$–	$–

Cash paid during the period for:
Income taxes(1)	$–	$–	$302.9	$210.5	$189.6

Interest(1)	$–	$–	$254.7	$273.8	$249.4

(1)	Under U.S. GAAP, Mylan is not required to disclose the cash paid for income taxes on a quarterly basis.

Information about Mylan

Segments and revenue by geographic region

Mylan has two segments, “Generics” and “Specialty.” The Generics segment primarily develops, manufactures, sells and distributes generic or branded generic pharmaceutical products in tablet, capsule, injectable or transdermal patch form, as well as API. The Specialty segment engages mainly in the development, manufacture and sale of branded specialty nebulized and injectable products.

Mylan’s chief operating decision maker is its Chief Executive Officer, who evaluates the performance of its segments based on total revenues and segment profitability. Segment profitability represents segment gross profit less direct R&D expenses and direct selling, general and administrative (“SG&A”) expenses. Certain general and administrative and R&D expenses not allocated to the segments, net charges for litigation settlements, impairment charges and other expenses not directly attributable to the segments, are reported in Corporate/Other. Additionally, amortization of intangible assets and other purchase accounting related items, as well as any other significant special items, are included in Corporate/Other. Items below the earnings from operations line on Mylan’s Consolidated Statements of Operations are not presented by segment, since they are excluded from the measure of segment profitability. Mylan does not report depreciation expense, total assets and capital expenditures by segment, as such information is not used by the chief operating decision maker.

Intersegment revenues are accounted for at current market values and are eliminated at the consolidated level. Presented in the table below is segment information for the periods identified and a reconciliation of segment information to total consolidated information.

(In millions)	Generics Segment	Specialty Segment	Corporate / Other(1)	Consolidated
Year Ended December 31, 2015
Total revenues
Third party	$8,198.6	$1,230.7	$–	$9,429.3
Intersegment	6.3	10.9	(17.2)	–

Total	$8,204.9	$1,241.6	$(17.2)	$9,429.3
Segment profitability	$2,555.8	$670.5	$(1,765.4)	$1,460.9

Year Ended December 31, 2014
Total revenues
Third party	$6,510.4	$1,209.2	$–	$7,719.6
Intersegment	4.7	9.0	(13.8)	–

Total	$6,515.2	$1,218.2	$(13.8)	$7,719.6
Segment profitability	$1,870.3	$664.5	$(1,182.2)	$1,352.6

Year Ended December 31, 2013
Total revenues
Third party	$5,900.6	$1,008.5	$–	$6,909.1
Intersegment	5.7	19.3	(25.0)	–

Total	$5,906.3	$1,027.8	$(25.0)	$6,909.1
Segment profitability	$1,656.3	$461.6	$(982.4)	$1,135.5

(1)	Includes certain corporate general and administrative and R&D expenses; litigation settlements, net; certain intercompany transactions, including eliminations; amortization of intangible assets and certain purchase accounting items; impairment charges; and other expenses not directly attributable to segments.

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Revenue by geographic region

On January 1, 2014, the regions within the Generic Segment were recast to North America, Europe, and Rest of World, which are Mylan’s principal geographic markets. Net sales are classified based on the geographic location of Mylan’s subsidiaries and are as follows:

	Year Ended December 31,
(In millions)	2015	2014	2013
North America
United States	$4,848.9	$4,425.3	$3,866.8
Other	251.5	123.1	121.5
Europe
The Netherlands(1)	66.5	61.1	57.1
Other(2)	2,139.1	1,415.7	1,372.6
Rest of World(3)	2,056.6	1,621.3	1,438.6

	$9,362.6	$7,646.5	$6,856.6

(1)	Mylan N.V. is domiciled in the Netherlands.
(2)	Net sales from France consisted of approximately 8 percent, 9 percent and 10 percent of consolidated net sales for the years ended December 31, 2015, 2014 and 2013, respectively.
(3)	Net sales from India consisted of approximately 11 percent, 12 percent and 11 percent of consolidated net sales for the years ended December 31, 2015, 2014 and 2013, respectively.

Key ratios

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
Gross margin	41.4%	44.4%	44.7%	45.7%	44.0%
Operating margin	4.8%	8.5%	15.5%	17.5%	16.4%

Definitions

Gross margin	Gross profit as a percentage of total revenue.
Operating margin	Earnings from operations as a percentage of total revenue.

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Operational and financial review

Background

Mylan is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals. Mylan is committed to setting new standards in healthcare by creating better health for a better world, and its mission is to provide the world’s 7 billion people access to high quality medicine. To do so, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; do what’s right, not what’s easy; and impacts the future through passionate global leadership.

Mylan offers one of the industry’s broadest product portfolios, including more than 1,400 marketed products, to customers in approximately 165 countries and territories. Mylan operates a global, high quality vertically-integrated manufacturing platform, which includes more than 50 manufacturing and research and development R&D facilities around the world and one of the world’s largest API operations. Mylan also operates a strong R&D network that has consistently delivered a robust product pipeline. Additionally, Mylan has a specialty business that is focused on respiratory and allergy therapies.

Mylan has two segments, “Generics” and “Specialty.” Generics primarily develops, manufactures, sells and distributes generic or branded generic pharmaceutical products in tablet, capsule, injectable or transdermal patch form, as well as API.

Mylan’s generic pharmaceutical business is conducted primarily in North America; Europe; and Rest of World. Mylan’s API business is conducted through Mylan India, which is included within Rest of World in its Generics segment. Specialty engages mainly in the development and sale of branded specialty injectable and nebulized products. Mylan also reports in Corporate/Other certain R&D expenses, general and administrative expenses, litigation settlements, amortization of intangible assets and certain purchase accounting items, impairment charges, if any, and other items not directly attributable to the segments.

Financial Summary

For the three months ended March 31, 2016, Mylan reported total revenues of $2.19 billion, compared to $1.87 billion for the three months ended March 31, 2015. This represents an increase in revenues of $319.6 million, or 17.1 percent. Consolidated gross profit for the three months ended March 31, 2016 was $907.0 million, compared to $830.1 million in the comparable prior year period, an increase of $76.9 million, or 9.3 percent. For the three months ended March 31, 2016, earnings from operations were $105.6 million, compared to $159.3 million for the three months ended March 31, 2015, a decrease of $53.7 million, or 33.7 percent.

Net earnings attributable to Mylan N.V. ordinary shareholders decreased $42.7 million, or 75.4 percent, to $13.9 million for the three months ended March 31, 2016, compared to $56.6 million for the prior year comparable period. Diluted earnings per ordinary share attributable to Mylan N.V. ordinary shareholders decreased from $0.13 to $0.03 for the three months ended March 31, 2016 compared to the prior year period, as a result of higher operating expenses, including amortization expense related to prior year acquisitions.

For the year ended December 31, 2015, Mylan reported total revenues of $9.43 billion compared to $7.72 billion for the year ended December 31, 2014. This represents an increase in revenues of $1.71 billion, or 22.1 percent. Consolidated gross profit for the current year was $4.22 billion, compared to $3.53 billion in the prior year, an increase of $688.1 million, or 19.5 percent. For the year ended December 31, 2015, earnings from operations were $1.46 billion, as compared to $1.35 billion for the year ended December 31, 2014, an increase of $108.3 million, or 8.0 percent.

Net earnings attributable to Mylan ordinary shareholders decreased $81.8 million, or 8.8 percent, to $847.6 million for the year ended December 31, 2015 compared to $929.4 million for the prior year. Diluted earnings per ordinary share attributable to Mylan decreased 27.4 percent from $2.34 to $1.70 for the year ended December 31, 2015 compared to the prior year primarily due to the impact of Mylan Shares issued in the current year for the acquisition of the EPD Business and additional related costs, including amortization, partially offset by the additional earnings from the EPD Business. In the prior year Mylan recorded a gain related to the resolution of contingent consideration related to the Agila transaction and tax benefits related to the merger of Mylan’s wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited.

A detailed discussion of the Mylan’s financial results can be found below in the section titled “Results of Operations.” As part of this discussion, Mylan also reports sales performance using the non-GAAP financial measure of “constant currency” third party net sales and total revenues. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. Mylan routinely evaluates its third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of Mylan’s operational activities, and believes that this

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presentation also provides useful information to investors for the same reason. Appendix I to this Offer Document includes tables comparing third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the three months ended March 31, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013. For more information about the non-GAAP measures used by Mylan under “Results of Operations,” including adjusted cost of sales, adjusted gross margins, adjusted earnings and adjusted EPS, see Appendix I to this Offer Document.

Critical accounting policies and estimates

The following operational and financial review and results of operations are based upon Mylan’s consolidated financial statements, which Mylan has prepared in accordance with the U.S. GAAP. Mylan’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015. Mylan’s significant accounting policies include “critical accounting policies” which contain critical accounting estimates. Critical accounting estimates are those which require management to make assumptions about matters that were uncertain at the time the estimate was made and for which the use of different estimates, which reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur from period to period could have a material impact on Mylan’s financial condition or results of operations. Mylan has identified the following to be its critical accounting policies: the determination of net revenue provisions, business acquisitions, intangible assets, goodwill and contingent consideration, income taxes and the impact of existing legal matters.

Results of operations

Three Months Ended March 31, 2016, Compared to Three Months Ended March 31, 2015

Total Revenues and Gross Profit

For the current quarter, Mylan reported total revenues of $2.19 billion, compared to $1.87 billion for the comparable prior year period. Total revenues include both net sales and other revenues from third parties. Third party net sales for the current quarter were $2.18 billion, compared to $1.85 billion for the comparable prior year period, representing an increase of $321.5 million, or 17.3 percent. Other third party revenues for the current quarter were $15.2 million, compared to $17.1 million for the comparable prior year period, a decrease of $1.9 million.

Mylan’s current quarter revenues were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in Europe, India and Australia. The unfavorable impact of foreign currency translation on current period total revenues was approximately $33 million, or 2 percent. As such, constant currency total revenues increased approximately $352 million, or 19 percent. The increase in constant currency total revenues was the result of constant currency third party net sales growth in Generics of 19 percent, and Specialty of 17 percent. The impact in the first quarter of 2016 from the additional two months of net sales from the EPD Business (“incremental EPD Business sales”) compared to the first quarter of 2015, and to a lesser extent, other acquisitions and net sales from products launched since April 1, 2015 (“new products”), totaled approximately $414.8 million. On a constant currency basis, net sales from existing products decreased approximately $60 million as a result of a decrease in pricing of approximately $62 million, partially offset by an increase in volume of approximately $2 million.

Cost of sales for the three months ended March 31, 2016 was $1.28 billion, compared to $1.04 billion for the comparable prior year period. Cost of sales for the current quarter was impacted by purchase accounting related amortization of acquired intangible assets of approximately $243.6 million, acquisition related costs of approximately $18.5 million and restructuring and other special items of approximately $15.2 million as described further in the section entitled “Use of Non-GAAP Financial Measures” in Appendix I to this Offer Document. The prior year comparable period cost of sales included similar purchase accounting related amortization of approximately $140.2 million, acquisition related costs of approximately $12.3 million and restructuring and other special items of approximately $8.0 million. The increase in current year purchase accounting related items is principally the result of an additional two months of amortization expense related to the EPD Business and other prior year acquisitions and transactions. Excluding the amounts related to purchase accounting amortization, acquisition related costs and restructuring and other special items, adjusted cost of sales (as defined in the section entitled “Use of Non-GAAP Financial Measures” in Appendix I to this Offer Document) in the current quarter increased to $1.01 billion from $881.1 million, corresponding with the increase in sales.

Gross profit for the three months ended March 31, 2016 was $907.0 million, and gross margins were 41.4 percent. For the three months ended March 31, 2015, gross profit was $830.1 million, and gross margins were 44.4 percent. The decrease in gross margins relates principally to the additional amortization expense described above. Excluding the purchase accounting amortization, acquisition related costs and restructuring

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and other special items discussed in the preceding paragraph adjusted gross margins (as defined in the section entitled “Use of Non-GAAP Financial Measures” in Appendix I to this Offer Document) were approximately 54 percent for the three months ended March 31, 2016, as compared to approximately 53 percent for the three months ended March 31, 2015. adjusted gross margins were positively impacted in the current quarter by approximately 110 basis points as a result of the incremental contribution from the EPD Business in the first quarter of 2016 and new product introductions by approximately 80 basis points, partially offset by decreased margins on existing products in North America.

From time to time, a limited number of Mylan’s products may represent a significant portion of its net sales, gross profit and net earnings. Generally, this is due to the timing of new product launches and the amount, if any, of additional competition in the market. Mylan’s top ten products in terms of sales, in the aggregate, represented approximately 26 percent and 27 percent of Mylan’s total revenues for the three months ended March 31, 2016 and 2015, respectively.

Generics Segment

For the current quarter, Generics third party net sales were $1.93 billion, compared to $1.64 billion for the comparable prior year period, an increase of $284.7 million, or 17.3 percent. In the Generics segment, the unfavorable impact of foreign currency translation on current period third party net sales was approximately $33 million, or 2 percent. As such, constant currency third party net sales increased by approximately $317 million, or 19 percent when compared to the prior year period.

Third party net sales from North America were $919.7 million for the current quarter, compared to $855.0 million for the comparable prior year period, representing an increase of $64.7 million, or 7.6 percent. The unfavorable impact of foreign currency translation on current period third party net sales was approximately $7.3 million, or 1 percent within North America. As such, constant currency third party net sales increased by approximately $72 million, or 8 percent when compared to the prior year period. The increase in current quarter third party net sales was principally due to net sales from new products, and to a lesser extent, the incremental EPD Business sales, totaling approximately $135 million, offset by lower pricing and volumes on existing products.

Products generally contribute most significantly to revenues and gross margins at the time of their launch, even more so in periods of market exclusivity, or in periods of limited generic competition. As such, the timing of new product introductions can have a significant impact on Mylan’s financial results. The entrance into the market of additional competition generally has a negative impact on the volume and pricing of the affected products. Additionally, pricing is often affected by factors outside of Mylan’s control.

Third party net sales from Europe were $587.7 million for the three months ended March 31, 2016, compared to $406.2 million for the comparable prior year period, an increase of $181.5 million, or 44.7 percent. The unfavorable impact of foreign currency translation on current period third party net sales was approximately $8 million, or 2 percent within Europe. As such, constant currency third party net sales increased by approximately $189 million, or 47 percent when compared to the prior year period. This increase was primarily the result of the incremental EPD Business sales, and to a lesser extent, net sales from new products, totaling approximately $191 million in the first quarter of 2016. Higher volumes on existing products, primarily in France, were offset by lower pricing throughout Europe as a result of government-imposed pricing reductions and competitive market conditions.

Constant currency net sales from Mylan’s business in France increased compared to the prior year period as a result of the incremental EPD Business sales, higher volumes on existing products, and to a lesser extent, new product introductions. Mylan’s market share in France increased in the first quarter of 2016 and Mylan remains the market leader. In Italy, constant currency third party net sales increased compared to the prior year period as a result of the incremental EPD Business sales, which was partially offset by decreased sales of existing products as a result of lower pricing.

In addition to France and Italy, certain other markets in which Mylan does business, including Spain, have undergone government-imposed price reductions, and further government-imposed price reductions are expected in the future. Such measures, along with the tender systems discussed below, are likely to have a negative impact on sales and gross profit in these markets. However, government initiatives in certain markets that appear to favor generic products could help to mitigate this unfavorable effect by increasing rates of generic substitution and penetration.

A number of markets in which Mylan operates have implemented, or may implement, tender systems for generic pharmaceuticals in an effort to lower prices. Generally speaking, tender systems can have an unfavorable impact on sales and profitability. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. Upon winning the tender, the winning company will receive preferential reimbursement for a period of time. The tender system often results in companies underbidding one another by proposing low pricing in order to win the tender. The loss of a tender by a third party to whom Mylan supplies API can also have a negative impact on

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Mylan’s sales and profitability. Sales continue to be negatively affected by the impact of tender systems.

In Rest of World, third party net sales were $420.8 million for the three months ended March 31, 2016, compared to $382.3 million for the comparable prior year period, an increase of $38.5 million, or 10.1 percent. The unfavorable impact of foreign currency translation on current period third party net sales was approximately $18 million, or 5 percent. As such, constant currency third party net sales increased by approximately $56 million, or 15 percent. This increase was primarily driven by the impact of the incremental EPD Business sales and sales by Jai Pharma Limited, and to a lesser extent, new product launches across the region, totaling $89 million, as well as higher volumes in Japan and Australia. These increases were partially offset by lower pricing throughout the region and a decrease in third party net sales volumes from Mylan’s operations in India, in particular, the ARV franchise.

In addition to third party net sales, the Rest of World region also supplies FDF generic products and API to Mylan subsidiaries in conjunction with Mylan’s vertical integration strategy. Intercompany sales recognized by Rest of World were approximately $215.1 million and $158.9 million in the three months ended March 31, 2016 and 2015, respectively. These intercompany sales eliminate within, and therefore are not included in, Generics or consolidated third party net sales.

In Japan and Australia, constant currency third party net sales increased as a result of the incremental EPD Business sales, higher volumes on existing products and net sales from new products. This increase was partially offset by a decline in pricing on existing products. As in Europe, both Australia and Japan have undergone government-imposed price reductions that have had, and could continue to have, a negative impact on sales and gross profit in these markets.

Specialty Segment

For the current quarter, Specialty reported third party net sales of $247.9 million, an increase of $36.8 million, or 17.4 percent, from $211.1 million for the comparable prior year period. The increase was primarily the result of higher volumes of the EpiPen® Auto-Injector, which is used in the treatment of severe allergic reactions (anaphylaxis), and higher sales of the Perforomist® Inhalation Solution.

Operating Expenses

Research & Development Expense

R&D expense for the three months ended March 31, 2016 was $253.6 million, compared to $169.9 million for the comparable prior year period, an increase of $83.7 million. In the first quarter of 2016, Mylan made an upfront payment to Momenta for $45 million related to the collaboration agreement entered into on January 8,

2016. In addition, Mylan incurred approximately $15 million of milestone payments related to the collaboration with Theravance Biopharma. In the prior year period, Mylan incurred a $15 million upfront licensing payment related to the collaboration with Theravance Biopharma that was paid in the second quarter of 2015. The additional two months of expense related to the EPD Business in the current year increased R&D expense by approximately $9 million. R&D also increased due to the continued development of Mylan’s respiratory, insulin and biologics programs.

Selling, General & Administrative Expense

SG&A for the current quarter was $549.3 million, compared to $483.2 million for the comparable prior year period, an increase of $66.1 million. The increase in SG&A is primarily due to the additional two months of expense related to the EPD Business, which increased SG&A by approximately $67 million.

Litigation Settlements, Net

During the three months ended March 31, 2016 and 2015, Mylan recorded a $1.5 million gain, net, and a $17.7 million charge, net, respectively, in the prior year period for litigation settlements. In the current year period, the gain was primarily related to the settlement of an intellectual property matter. In the prior year period, the charge was primarily related to the settlement of an antitrust matter.

Interest Expense

Interest expense for the three months ended March 31, 2016 totaled $70.3 million, compared to $79.5 million for the three months ended March 31, 2015. The decrease is primarily due to lower non-cash interest related to the amortization of discounts as a result of the repayment of Mylan’s Cash Convertible Notes due 2015 (“Cash Convertible Notes”) in September 2015 and lower interest expense as a result of lower interest rates related to the refinancing of certain debt instruments in 2015. Non-cash interest, primarily made up of the amortization of the discounts and premiums totaled $1.9 million for the current quarter and $7.9 million for the comparable prior year period. Also included in interest expense is accretion of Mylan’s contingent consideration liabilities related to certain acquisitions. The amount of accretion included in the current quarter was $10.0 million compared to $9.2 million for the comparable prior year period.

Other Expense, Net

Other expense, net, was $16.3 million in the current quarter, compared to $18.5 million for the comparable prior year period. Other expense, net, includes losses from equity affiliates, foreign exchange gains and losses and interest and dividend income. In the first quarter of

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2016, other expense, net included foreign exchange gains of $14.2 million and other individually insignificant gains, offset by losses from equity affiliates of $30.9 million, principally related to Mylan’s clean energy investments. In the first quarter of 2015, other expense, net, included foreign exchange gains of $3.7 million and other individually insignificant gains, offset by losses from equity affiliates of $24.7 million, principally related to Mylan’s clean energy investments.

Income Tax Provision

Income tax provision was a provision of $5.1 million for the three months ended March 31, 2016, compared to a tax provision of $4.7 million for the comparable prior year period. The effective tax rate was 26.8 percent and 7.7 percent for the three months ended March 31, 2016 and 2015, respectively. The effective tax rate for the three months ended March 31, 2016 versus the comparable prior quarter period was impacted by the changing mix of income earned in jurisdictions with differing tax rates, and the revaluation of deferred tax assets and liabilities in countries and states that changed their statutory corporate tax rate.

2015 Compared to 2014

Total Revenues and Gross Profit

For the year ended December 31, 2015, Mylan reported total revenues of $9.43 billion compared to $7.72 billion in the prior year. Total revenues include both net sales and other revenues from third parties. Third party net sales for the current year were $9.36 billion compared to $7.65 billion for the prior year, representing an increase of $1.72 billion, or 22.4 percent. Other third party revenues for the current year were $66.7 million compared to $73.1 million in the prior year, a decrease of $6.4 million.

Mylan’s current year revenues were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in Europe, India, Japan and Australia. The unfavorable impact of foreign currency translation on current year total revenues was approximately $430 million, or 6 percent. As such, constant currency total revenues increased approximately $2.1 billion, or 28 percent. The increase in constant currency total revenues was the result of constant currency third party net sales growth in Generics of 33 percent, which included the impact of the EPD Business, as well as a 1 percent increase in third party net sales in Specialty. The contribution of net sales from the EPD Business totaled approximately $1.47 billion and net sales from new products totaled approximately $438.1 million in 2015. On a constant currency basis, net sales from existing products increased approximately $240 million as a result of an increase in volume of approximately $535 million, partially offset by a decrease in pricing of approximately $295 million.

In arriving at net sales, gross sales are reduced by provisions for estimates, including discounts, rebates, promotions, price adjustments, returns and chargebacks. For 2015, the most significant amounts charged against gross sales were $4.15 billion related to chargebacks and $2.08 billion related to incentives offered to Mylan’s direct customers, such as promotions and volume related incentives. For 2014, the most significant amounts charged against gross sales were for chargebacks in the amount of $3.47 billion and incentives offered to Mylan’s direct customers in the amount of $1.55 billion.

Cost of sales for the year ended December 31, 2015 was $5.21 billion, compared to $4.19 billion in the prior year. Cost of sales for the current year was impacted by purchase accounting related amortization of acquired intangible assets of approximately $885.5 million, acquisition related costs of approximately $98.5 million and restructuring and other special items of approximately $36.3 million. The prior year comparable period cost of sales included similar purchase accounting related amortization of approximately $403.6 million, acquisition related costs of approximately $68.6 million and restructuring and other special items of approximately $45.1 million. The increase in current year purchase accounting related items is principally the result of the EPD Business. Excluding purchase accounting related amortization, acquisition related costs and restructuring and other special items, adjusted cost of sales in the current year increased to $4.19 billion from $3.67 billion, corresponding to the increase in net sales.

Gross profit for the current year was $4.22 billion and gross margins were 44.7 percent. For 2014, gross profit was $3.53 billion and gross margins were 45.7 percent. Excluding the purchase accounting related amortization, acquisition related costs and restructuring and other special items discussed in the paragraph above, adjusted gross margins were approximately 56 percent and 52 percent in 2015 and 2014, respectively. adjusted gross margins were positively impacted in the current year as a result of net sales from the EPD Business by approximately 200 basis points, new product introductions and increased margins on existing products by approximately 100 basis points.

From time to time, a limited number of Mylan products may represent a significant portion of its net sales, gross profit and net earnings. Generally, this is due to the timing of new product launches and the amount, if any, of additional competition in the market. Mylan’s top ten products in terms of sales, in the aggregate, represented approximately 29 percent and 33 percent of its total revenues in 2015 and 2014, respectively.

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Generics Segment

For the current year, Generics third party net sales were $8.16 billion compared to $6.46 billion in the prior year, an increase of $1.70 billion, or 26.3 percent. In the Generics segment, the unfavorable impact of foreign currency translation on current year third party net sales was approximately $428.9 million, or 6.6 percent. As such, constant currency third party net sales increased by approximately $2.13 billion, or 33 percent when compared to the prior year.

Third party net sales from North America were $3.90 billion for the current year, compared to $3.36 billion for the prior year, representing an increase of $534.4 million, or 15.9 percent. The increase in current year third party net sales was principally due to net sales from new products, and to a lesser extent, net sales from the EPD Business, totaling approximately $469 million as well as volume increases of approximately $205 million. This increase was partially offset by lower pricing on existing products. The effect of foreign currency translation was insignificant within North America.

Products generally contribute most significantly to revenues and gross margins at the time of their launch, even more so in periods of market exclusivity, or in periods of limited generic competition. As such, the timing of new product introductions can have a significant impact on Mylan’s financial results. The entrance into the market of additional competition generally has a negative impact on the volume and pricing of the affected products. Additionally, pricing is often affected by factors outside of Mylan’s control.

Third party net sales from Europe were $2.21 billion in 2015, compared to $1.48 billion in 2014, an increase of $728.8 million, or 49.3 percent. The unfavorable impact of foreign currency translation on current year third party net sales was approximately $234 million, or 16 percent within Europe. As such, constant currency third party net sales increased by approximately $963 million, or 65 percent when compared to the prior year. This increase was the result of net sales from the EPD Business, and to a lesser extent, net sales from new products, totaling approximately $997 million in 2015. Lower pricing throughout Europe as a result of government-imposed pricing reductions and competitive market conditions was partially offset by higher volumes on existing products, primarily in France and Italy.

Constant currency third party net sales from Mylan’s business in France and Italy increased compared to the prior year as a result of net sales from the EPD Business, higher volumes on existing products and new products, partially offset by lower pricing. Sales in France continue to be negatively impacted by government-imposed pricing reductions and an increasingly competitive market. Mylan’s market share in France, excluding the impact of the EPD Business, remained relatively stable in

2015 as compared to 2014, and it remains the generics market leader. In Italy, constant currency third party net sales increased compared to the prior year period as a result of the impact of the EPD Business. Sales increases resulting from higher volumes on existing products were partially offset by lower pricing.

In addition to France and Italy, certain other markets in which Mylan does business, including Spain, have undergone government-imposed price reductions, and further government-imposed price reductions are expected in the future. Such measures, along with the tender systems discussed below, are likely to have a negative impact on sales and gross profit in these markets. However, government initiatives in certain markets that appear to favor generic products could help to mitigate this unfavorable effect by increasing rates of generic substitution and penetration.

A number of markets in which Mylan operates have implemented, or may implement, tender systems for generic pharmaceuticals in an effort to lower prices. Generally speaking, tender systems can have an unfavorable impact on sales and profitability. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. Upon winning the tender, the winning company will receive a preferential reimbursement for a period of time. The tender system often results in companies underbidding one another by proposing low pricing in order to win the tender. The loss of a tender by a third party to whom Mylan supplies API can also have a negative impact on its sales and profitability. Sales continue to be negatively affected by the impact of tender systems.

In Rest of World, third party net sales were $2.06 billion in 2015, compared to $1.62 billion in 2014, an increase of $435.3 million, or 26.8 percent. The unfavorable impact of foreign currency translation on third party net sales was approximately $178 million, or 11 percent. As such, constant currency third party net sales increased by approximately $613 million, or 38 percent. This increase was primarily due to net sales from the EPD Business, and to a lesser extent, net sales from new product launches, mainly in Australia and Japan, totaling approximately $439 million in 2015. In addition, this increase was mainly attributable to higher third party net sales volumes from Mylan’s operations in India, in particular, growth in the ARV franchise. These increases were partially offset by lower pricing throughout this region.

In addition to third party net sales, Rest of World region also supplies both FDF generic products and API to Mylan subsidiaries in conjunction with Mylan’s vertical integration strategy. Intercompany sales recognized by Rest of World region were $758.8 million in 2015, compared to $714.0 million in the prior year. These intercompany sales eliminate within, and therefore are not included in Generics or consolidated third party net sales.

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In Japan, constant currency third party net sales increased as a result of net sales from the EPD Business, and to a lesser extent, new products, partially offset by a decline in volume on existing products. Pricing was essentially flat when compared to the prior year. In Australia, constant currency third party net sales increased versus the prior year as a result of net sales from the EPD Business, net sales from new products and increased volumes, partially offset by decreases in pricing as a result of significant government-imposed pricing reform. As in Europe, both Australia and Japan have undergone government-imposed price reductions which have had, and could continue to have, a negative impact on sales and gross profit in these markets.

Specialty Segment

For the current year, Specialty reported third party net sales of $1.20 billion, an increase of $17.6 million, or 1.5 percent, from the prior year of $1.19 billion. The increase was partially the result of higher volumes of the EpiPen® Auto-Injector, which is used in the treatment of severe allergic reactions (anaphylaxis), offset by lower pricing. The EpiPen® Auto-Injector is the number one dispensed epinephrine auto-injector and as a global franchise reached $1 billion in annual net sales for the second year in a row. The market continues to grow as awareness of the risk of anaphylaxis increases. In addition, sales of the Perforomist® Inhalation Solution and ULTIVA® increased by double digit percentage points from the prior year.

Operating Expenses

Research & Development Expense

R&D expense in 2015 was $671.9 million, compared to $581.8 million in the prior year, an increase of $90.1 million. R&D increased primarily due to the impact of the EPD Business, which increased R&D by approximately $50 million in 2015. In addition, R&D increased due to the continued development of Mylan’s respiratory, insulin and biologics programs as well as the timing of internal and external product development projects. These increases were partially offset by a decline in up front licensing and milestone payments, which totaled approximately $15 million in 2015, relating to the Theravance Biopharma agreement, compared to approximately $18 million in the prior year.

Selling, General & Administrative Expense

SG&A expense for the current year was $2.18 billion, compared to $1.63 billion for the prior year, an increase of $555.0 million. Factors contributing to the increase in SG&A include the impact of the EPD Business which increased SG&A by approximately $379.4 million in 2015 and acquisition related costs of approximately $227.4 million in 2015 versus $65.9 million in 2014.

Litigation Settlements, Net

During 2015, Mylan recorded a $97.4 million net gain for litigation settlements, compared to a net charge of $47.9 million in the prior year. The gain in the current year was primarily related to the settlement of the Paroxetine CR matter with GlaxoSmithKline for approximately $113 million and the settlement of certain antitrust matters. This gain was partially offset by the settlement of patent infringement matters. The charge in the prior year was primarily related to the settlement of a European Commission matter of $21.7 million, the settlement of intellectual property matter, and to a lesser extent, litigation settlements related to product liability claims.

Other Operating (Income) Expense, Net

During 2014, Mylan recognized a gain of $80.0 million as a result of an agreement with Strides Arcolab to settle a component of the contingent consideration related to the Agila acquisition. The gain recognized relates to the recovery of lost revenues in 2014 arising from supply disruptions that resulted from on-going quality-enhancement activities initiated at certain Agila facilities prior to Mylan’s acquisition of Agila in 2013.

Interest Expense

Interest expense for 2015 totaled $339.4 million, compared to $333.2 million for 2014. In the current year, Mylan recorded approximately $56.4 million of commitment and other fees related to the Bridge Credit Agreement entered into by Mylan on April 24, 2015 (the “2015 Bridge Facility”). The increase resulting from these fees was partially offset by a lower effective interest rate versus the prior year period due to the refinancing transactions undertaken late in 2014 and in the current year. Included in interest expense is non-cash interest, primarily made up of the amortization of the discounts and premiums on Mylan’s convertible debt instruments and senior notes totaling $29.2 million for the current period and $30.2 million for the prior year. Also included in interest expense is accretion of Mylan’s contingent consideration liability related to certain acquisitions, which was $38.4 million in the current year compared to $35.3 million in the prior year.

Other Expense (Income), Net

Other expense (income), net, was expense of $206.1 million in the current year, compared to expense of $44.9 million in the prior year. Other expense (income), net includes losses from equity affiliates, foreign exchange gains and losses and interest and dividend income. In the current year, Mylan incurred losses of approximately $71.2 million related to the termination of certain interest rate swaps and charges of approximately $43.2 million related to the write-off of the 2015 Bridge Facility’s deferred financing fees. Other expense

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(income), net also included charges of approximately $40.8 million related to the redemption of Mylan’s 7.875% Senior Notes due 2020 (the “July 2020 Senior Notes”), comprised of the $39.4 million redemption premium and the $11.1 million write-off of deferred financing fees offset by the write-off of the remaining $9.7 million unamortized premium related to the July 2020 Senior Notes. In addition, other expense (income), net includes losses from equity affiliates of approximately $105 million, principally related to Mylan’s clean energy investments, offset by foreign exchange gains of approximately $58 million. In the prior year, Mylan incurred losses from equity affiliates of approximately $91 million, principally related to its clean energy investments, charges of approximately $33 million related to the redemption of the 6.000% Senior Notes due 2018 and the termination of certain interest rate swaps, partially offset by foreign exchange gains of approximately $78 million.

Income Tax Expense

Mylan recorded income tax provision of $67.7 million in 2015, compared to $41.4 million in 2014, an increase of $26.3 million. The effective tax rate was 7.4 percent and 4.2 percent for the year ended December 31, 2015 and 2014, respectively. During 2014, Mylan received approvals from the relevant Indian regulatory authorities to legally merge its wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited. The merger resulted in the recognition of a deferred tax asset of $156 million. The effective tax rate for the year ended December 31, 2015 was impacted by the changing mix of income earned in jurisdictions with differing tax rates, an increase in tax credits as a result of additional investments in facilities whose production is eligible for tax credits under Section 45 of the Code, increases in valuation allowances for non-U.S. foreign jurisdictions, lower U.S. foreign tax credit benefits and lower uncertain tax positions.

2014 Compared to 2013

Total Revenues and Gross Profit

For the year ended December 31, 2014, Mylan reported total revenues of $7.72 billion compared to $6.91 billion in 2013. Total revenues include both net sales and other revenues from third parties. Third party net sales for 2014 were $7.65 billion compared to $6.86 billion for 2013, representing an increase of $789.9 million, or 11.5 percent. Other third party revenues for 2014 were $73.1 million compared to $52.5 million in 2013, an increase of $20.6 million.

Mylan’s 2014 revenues were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in India, Japan,

Australia and Canada. The unfavorable impact of foreign currency translation on 2014 total revenues was approximately $86 million, or 1 percent. As such, constant currency total revenues increased approximately $897 million, or 13 percent. The increase in constant currency total revenues was the result of double digit third party net sales growth in the Specialty and Generics segments, which included growth in all regions. The contribution from new products, and to a lesser extent, net sales from acquired businesses, totaled approximately $593 million in 2014. Constant currency net sales from existing products increased approximately $283 million as a result of constant currency increases in volume of approximately $203 million and in pricing of approximately $80 million.

In arriving at net sales, gross sales are reduced by provisions for estimates, including discounts, rebates, promotions, price adjustments, returns and chargebacks. For 2014, the most significant amounts charged against gross sales were $3.47 billion related to chargebacks and $1.55 billion related to incentives offered to Mylan’s direct customers, such as promotions and volume related incentives. For 2013, the most significant amounts charged against gross revenues were for chargebacks in the amount of $2.35 billion and incentives offered to Mylan’s direct customers in the amount of $1.64 billion.

Cost of sales for 2014 was $4.19 billion, compared to $3.87 billion in 2013. Cost of sales in 2014 was impacted by the amortization of acquired intangible assets, and restructuring and other special items. These items totaled approximately $517.3 million in 2014. Cost of sales for 2013 included similar purchase accounting and restructuring and other special items in the amount of $423.8 million. The decrease in 2014 of purchase accounting and restructuring and other special items was principally the result of a $41.6 million in-process R&D impairment charge in 2013 as compared to an impairment charge of $27.7 million in 2014. Excluding these amounts, adjusted cost of sales increased in 2014 to $3.67 billion from $3.45 billion, corresponding to the increase in sales.

Gross profit for 2014 was $3.53 billion and gross margins were 45.7 percent. For 2013, gross profit was $3.04 billion and gross margins were 44.0 percent. Excluding the purchase accounting, restructuring, related amortization and other special items discussed in the paragraph above, adjusted gross margins were approximately 52 percent and 50 percent in 2014 and 2013, respectively. adjusted gross margins were favorably impacted in 2014 as a result of new product introductions by approximately 180 basis points and favorable pricing and volume on the EpiPen® Auto-Injector in Mylan’s Specialty segment by approximately

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45 basis points. These increases were partially offset by lower pricing on existing products within the Generics segment.

From time to time, a limited number of Mylan’s products may represent a significant portion of Mylan’s net sales, gross profit and net earnings. Generally, this is due to the timing of new product launches and the amount, if any, of additional competition in the market. Mylan’s top ten products in terms of sales, in the aggregate, represented approximately 33 percent and 31 percent of Mylan’s total revenues in 2014 and 2013, respectively.

Generics Segment

For 2014, Generics third party net sales were $6.46 billion compared to $5.87 billion in 2013, an increase of $584.5 million, or 9.9 percent. Foreign currency had an unfavorable impact on third party net sales for 2014. Generics constant currency third party net sales for 2014 increased by approximately $671 million, or 11 percent when compared to 2013.

Third party net sales from North America were $3.36 billion for 2014, compared to $3.01 billion for 2013, representing an increase of $354.6 million, or 11.8 percent. The increase in 2014 third party net sales was principally due to net sales from new product launches in 2014, and to a lesser extent, net sales from acquired businesses totaling approximately $480 million in 2014. This increase was partially offset by lower volumes on existing products. The effect of foreign currency translation was insignificant within North America.

Products generally contribute most significantly to revenues and gross margins at the time of their launch, even more so in periods of market exclusivity, or in periods of limited generic competition. As such, the timing of new product introductions can have a significant impact on Mylan’s financial results. The entrance into the market of additional competition generally has a negative impact on the volume and pricing of the affected products. Additionally, pricing is often affected by factors outside of Mylan’s control.

Third party net sales from Europe were $1.48 billion in 2014, compared to $1.43 billion in 2013, an increase of $47.1 million, or 3.3 percent. This increase was the result of increased volumes in France, Italy and the U.K. as well as net sales from new products. Partially offsetting this increase was lower pricing in a number of European markets in which Mylan operates, as a result of government-imposed pricing reductions and competitive market conditions. The effect of foreign currency translation was insignificant within Europe.

Local currency third party net sales from Mylan’s businesses in France, Italy and the U.K. increased in 2014 as compared to 2013 as a result of new product launches and higher volumes on existing products partially offset by the impact of lower pricing due to government-imposed pricing reductions and an increasingly competitive market. Mylan’s market share in France remained relatively stable in 2014 as compared to 2013, and it remained the market leader.

In addition to France, Italy, and the U.K., certain other markets in which Mylan does business, including Spain, have undergone government-imposed price reductions, and further government-imposed price reductions are expected in the future. Such measures, along with the tender systems discussed below, are likely to have a negative impact on revenues and gross profit in these markets. However, government initiatives in certain markets that appear to favor generic products could help to mitigate this unfavorable effect by increasing rates of generic substitution and penetration.

A number of markets in which Mylan operates have implemented or may implement tender systems for generic pharmaceuticals in an effort to lower prices. Generally speaking, tender systems can have an unfavorable impact on revenue and profitability. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. Upon winning the tender, the winning company will receive a preferential reimbursement for a period of time. The tender system often results in companies underbidding one another by proposing low pricing in order to win the tender. Additionally, the loss of a tender by a third party to whom Mylan supplies API can also have a negative impact on Mylan’s sales and profitability. Sales, primarily in Germany, continue to be negatively affected by the impact of tender systems.

In Rest of World, third party net sales were $1.62 billion in 2014, compared to $1.44 billion in 2013, an increase of $182.7 million, or 12.7 percent. Rest of World constant currency third party net sales increased by approximately $260 million, or 18 percent. This increase was primarily driven by higher third party net sales by Mylan’s operations in India as a result of strong growth in the ARV franchise, as well as constant currency growth in Japan. Sales were also positively impacted by increases in net sales from new products and acquired businesses.

The increase in third party net sales from Mylan’s operations in India was due to significant growth in sales of FDF ARV products used in the treatment of HIV/AIDS. In addition to third party net sales, Rest of World region also supplied both FDF generic products and API to Mylan subsidiaries in conjunction with Mylan’s vertical integration strategy. Intercompany sales recognized by Rest of World region were $714.0 million in 2014, compared to $678.3 million in 2013. These intercompany sales eliminate within, and therefore are not included in Generics or consolidated third party net sales.

In Japan, third party net sales increased as a result of new product introductions. In 2014, Mylan continued to

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see Japan as a key region for future sales growth. In Australia, local currency third party net sales decreased in 2014 versus 2013 as a result of significant government-imposed pricing reform and reduced volumes, partially offset by new product sales. As in Europe, both Australia and Japan have undergone government-imposed price reductions which have had a negative impact on sales and gross profit in these markets.

Specialty Segment

For 2014, Specialty reported third party net sales of $1.19 billion, an increase of $205.5 million, or 20.9 percent, from $981.7 million in 2013. The increase was principally the result of higher sales of the EpiPen® Auto-Injector, as a result of favorable pricing and increased volume. The EpiPen® Auto-Injector is the number one dispensed epinephrine auto-injector and, in 2014 it became the first Mylan product to reach $1 billion in annual net sales. The market continued to grow as awareness of the risk of anaphylaxis increased. In addition, sales of the Perforomist® Inhalation Solution increased by double digits from 2013 as a result of favorable pricing.

Operating Expenses

Research & Development Expense

R&D expense in 2014 was $581.8 million, compared to $507.8 million in 2013, an increase of $74.0 million. R&D increased in 2014 primarily due to the continued development of Mylan’s respiratory and biologics programs as well as the timing of internal and external product development projects, including increased clinical activities, payroll and material costs. These increases were partially offset by a decline in up front licensing and milestone payments, totaling approximately $18 million in 2014 compared to approximately $49 million in 2013.

Selling, General & Administrative Expense

SG&A expense for 2014 was $1.63 billion, compared to $1.41 billion for 2013, an increase of $217.2 million. SG&A increased due to increased selling and marketing costs of approximately $52 million, primarily related to the EpiPen® Auto-Injector, which includes Mylan’s direct-to-consumer marketing campaign. Additionally, as Mylan continued to build its infrastructure in certain areas, it experienced increased employee costs of approximately $60 million and software implementation costs of approximately $13 million. To support anticipated new product launches within the North American region of the Generics segment, legal costs increased approximately $11 million in 2014. In addition, Mylan incurred a loss on the disposal of certain assets in 2014 of approximately $16 million and increased costs related to acquisitions of approximately $31 million.

Litigation Settlements, Net

During 2014, Mylan recorded a $47.9 million net charge for litigation settlements, compared to a net gain of $14.6 million during 2013. The charge in litigation settlements in 2014 was primarily related to the settlement of a European Commission matter of $21.7 million, the settlement of an intellectual property matter, and to a lesser extent, litigation settlements related to product liability claims. In 2013, Mylan recognized a gain related to the settlement of patent-infringement matters totaling approximately $25 million, including recoveries related to product launches. These recoveries were offset by a $10.3 million charge in 2013 related to the settlement of a European Commission matter.

Other Operating (Income) Expense, Net

During 2014, Mylan recognized a gain of $80.0 million as a result of an agreement with Strides Arcolab to settle a component of the contingent consideration related to the Agila acquisition. The gain recognized relates to the recovery of lost revenues in 2014 arising from supply disruptions that resulted from on-going quality-enhancement activities initiated at certain Agila facilities prior to Mylan’s acquisition of Agila in 2013. In 2013, Mylan recognized a charge of $3.1 million related to fair value adjustments to contingent consideration.

Interest Expense

Interest expense for 2014 totaled $333.2 million, compared to $313.3 million for 2013. The increase in 2014 was principally due to higher average debt balances, higher interest expense related to clean energy investments and non-cash accretion of contingent consideration liabilities. Included in interest expense is non-cash interest, primarily made up of the amortization of the discounts and premiums on Mylan’s convertible debt instruments and senior notes totaling $30.2 million in 2014 and $28.2 million in 2013. Also included in interest expense for 2014 was accretion of Mylan’s contingent consideration liability related to certain acquisitions, which was $35.3 million compared to $32.3 million in 2013.

Other Expense (Income), Net

Other expense (income), net, was expense of $44.9 million in 2014, compared to expense of $74.9 million in 2013. Other expense (income), net included losses from equity affiliates, foreign exchange gains and losses and interest and dividend income. In 2014, other expense (income), net included losses from equity affiliates of approximately $91 million, principally related to Mylan’s clean energy investments, charges of approximately $33 million related to the redemption of the 6.000% Senior Notes due 2018 and the termination of forward starting swaps, partially offset by foreign exchange gains of

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approximately $78 million. In 2013, Mylan incurred charges of approximately $64 million related to the redemption of the 7.625% Senior Notes due in 2017, comprised of the redemption premium and the write-off of deferred financing fees, as well as charges of approximately $9 million in conjunction with the June 2013 Credit Agreement refinancing transaction related to the write-off of deferred financing fees.

Income Tax Expense

Mylan recorded income tax expense of $41.4 million in 2014, compared to income tax expense of $120.8 million in 2013, a decrease of $79.4 million. This decrease was primarily due to Mylan receiving approvals in 2014 from the relevant Indian regulatory authorities to legally merge its wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited. The merger resulted in the recognition of a deferred tax asset of approximately $156 million for the tax deductible goodwill in excess of the book goodwill with a corresponding benefit to income tax expense. In addition, during 2014, Mylan recorded an increase in tax credits as a result of additional investments in facilities whose production is eligible for tax credits under Section 45 of the Code. Partially offsetting these items were increases in valuation allowances for net operating losses in foreign jurisdictions, lower net foreign tax credit benefits and additional amounts of uncertain tax positions in 2014.

Mylan 2016 Outlook Summary

1. General

Mylan issued the following guidance in a public statement on February 10, 2016 with its fourth quarter earnings release for fiscal year 2015 (such earnings release also included a reconciliation of such guidance to U.S. GAAP diluted earnings per share, which is expected to be in the range of $2.38 to $2.43 for the year ending December 31, 2016):

“Adjusted diluted EPS* is expected to be in the range of $4.85 to $5.15.”

*	Adjusted diluted EPS is a non-GAAP measure and is calculated as GAAP diluted earnings per share adjusted for certain items, including purchase accounting related amortization (primarily included in cost of sales); litigation settlements, net; interest expense, primarily non-cash accretion and certain other financing related costs; fair value adjustments of contingent consideration liability; clean energy investments pre-tax loss; acquisition related costs (primarily included in cost of sales and selling, general and administrative expense); certain milestone payments; restructuring and other special items included in: cost of sales, research and development expense, selling, general and administrative expense and other income (expense), net; and tax effect of the above items and other income tax related items.

The guidance above regarding adjusted diluted earnings per share for the year ending December 31, 2016 constitutes a profit forecast (“Mylan Profit Forecast”) for the purposes of item 13 of Annex I of the Commission Regulation (EC) No. 809/2004.

2. Basis of preparation

The Mylan Profit Forecast has been prepared in accordance with U.S. GAAP on the basis of the assumptions set out below and consistent with the accounting policies expected to be adopted by Mylan in the preparation of the consolidated financial statements for the year ended December 31, 2016, as adjusted for Mylan’s established basis of guidance to investors.

3. Assumptions

The principal assumptions upon which the Mylan Profit Forecast is based are set out below:

The assumptions that are within Mylan’s influence or control are:

•	No material future mergers and acquisitions opportunities, disposals, partnerships, or changes to Mylan’s existing capital structure other than from normal product licensing or acquisition arrangements.
•	There will be no material further restructurings.
•	The integration of, and the synergy realization with respect to, acquisitions proceeding as planned and not being more difficult, time-consuming or costly than expected.

The assumptions that are not within Mylan’s influence or control are:

•	There will be no material change in the ownership of and control of Mylan.
•	There will be no material change in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Mylan operates or trades which would materially affect Mylan’s business.
•	There will be no adverse outcome to any litigation or government investigation.
•	There will be no business interruptions that materially affect Mylan, its key customers or its key suppliers in any of its major markets.
•	There will be no material change to Mylan customers’ obligations or their ability or willingness to meet their obligations to Mylan from that currently anticipated by Mylan.
•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on Mylan’s operations or its accounting policies.
•	The timing of entrance of product competition in 2016.
•	The timing of planned product launches in 2016.

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Independent accountants’ report on forecast

The Directors

Mylan N.V.

Building 4, Trident Place

Mosquito Way

Hatfield

Hertfordshire AL10 9UL

United Kingdom

June 16, 2016

Dear Sirs

Mylan N.V.

We report on the profit forecast comprising the statement by Mylan N.V. (“Mylan”) in respect of adjusted diluted earnings per share for the year ending December 31, 2016 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based are set out in the section titled “Mylan 2016 Outlook Summary” on page 129 of the offer document to be issued by Mylan dated June 16, 2016 (the “Offer Document”).

This report is required by item 13.2 of Annex I to the Commission Regulation (EC) No 809/2004 (the “Prospectus Regulation”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of Mylan to prepare the Profit Forecast in accordance with the requirements of items 13.1 and 13.3 of Annex I to the Prospectus Regulation.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the Prospectus Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 1.2 of Annex I to the Prospectus Regulation to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the Prospectus Regulation, consenting to its inclusion in the Offer Document.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in part 2 of the section titled “Mylan 2016 Outlook Summary” on page 129 of the Offer Document and is based on the unaudited interim financial results for the three months ended March 31, 2016 and the forecast for the nine months ending December 31, 2016. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of Mylan.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of Mylan. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of Mylan, we considered whether anything came to our attention to indicate that any of the assumptions adopted by Mylan which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by Mylan appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public

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Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards and accordingly, it should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by Mylan and the basis of accounting used is consistent with the accounting policies of Mylan.

Yours faithfully

PricewaterhouseCoopers

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Capitalization, indebtedness and other financial information

Capitalization

Mylan’s capitalization as of March 31, 2016 is shown below.

(USD, in millions)	As of March 31, 2016
Total current debt	1,066.4
Guaranteed	998.1	(1)
Secured	–
Unguaranteed/unsecured	68.3
Total non-current debt	6,325.7
Guaranteed	6,323.1	(1)
Secured	–
Unguaranteed/unsecured	2.6
Total debt	7,392.1
Share capital	5.5
Legal reserve	–
Other reserves	–
Share premium account	7,149.9
Non-controlling interest	1.5
Accumulated other comprehensive loss	(1,290.5)
Treasury stock	(67.5)
Retained earnings	4,476.0
Total capitalisation	10,274.9
Total capitalisation and indebtedness	17,667.0

Financial indebtedness

Mylan’s financial indebtedness as of March 31, 2016 is set forth below.

(USD, in millions)		As of March 31, 2016
(A)	Cash	216.0
(B)	Cash equivalents	983.4
(C)	Trading securities	84.1	(2)
(D)	Liquidity (A) + (B) + (C)	1,283.5	(3)
(E)	Net current financial receivable	(0.9	)(4)
(F)	Current bank debt	66.4
(G)	Current portion of non-current debt	1,000.0
(H)	Other current financial debt	–
(I)	Current financial debt (F) + (G) + (H)	1,066.4
(J)	Net current financial (I) - (E) - (D)	(216.2)
(K)	Non-current bank loans	2,400.0
(L)	Bond issued	3,923.1
(M)	Other non-current loans	2.6
(N)	Non-current financial indebtedness (K) + (L) + (M)	6,325.7
(O)	Net financial indebtedness (J) + (N)	6,109.5

(1)	Represents senior notes issued by Mylan Inc., which are fully and unconditionally guaranteed by Mylan N.V. In addition, Mylan N.V. is the issuer of the 3% senior notes due December 2018 and 3.75% senior notes due December 2020, which are fully and unconditionally guaranteed by Mylan Inc. On June 9, 2016, Mylan completed the offering of the New June 2016 Senior Notes, representing an aggregate principal amount of $6.5 billion, which are fully unconditionally guaranteed by Mylan Inc. See “–Senior Notes” for more information regarding the offering of the New June 2016 Senior Notes.
(2)	Includes the fair value of available-for-sale fixed income investments and available-for-sale equity securities.
(3)	Restricted cash of $107.1 million has been excluded as the amount is included in prepaid expenses and other current assets on the Balance Sheet.
(4)	Net current financial receivables includes the fair value of foreign exchange derivative assets and liabilities and interest rate swap derivative assets and liabilities.

Mylan does not have any indirect or contingent indebtedness other than the contractual obligations and contingent liabilities described in Notes 7, 8, 11 and 17 in the notes to condensed consolidated financial statements included in Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

Working capital statement

Mylan is of the opinion that Mylan N.V. and its subsidiaries have, and following the completion of the Transaction, the Combined Company will have, sufficient working capital for their present requirements, that is for at least the twelve month period following the date of publication of this Offer Document.

Investments

Mylan’s principal investments during the three months ended March 31, 2016 and the last three fiscal years consist of the following:

Renaissance’s Topicals-Focused Business

On May 13, 2016, Mylan announced an agreement to acquire a non-sterile, topicals-focused specialty and generics business for $950 million in cash at closing, plus an additional contingent payment of up to $50 million, subject to customary adjustments. The transaction closed on June 15, 2016.

EPD Business

On July 13, 2014, Mylan N.V., Mylan Inc., and Moon of PA Inc. entered into a definitive agreement with Abbott to acquire the EPD Business in an all-stock transaction. On November 4, 2014, Mylan N.V., Mylan Inc., and Moon of PA Inc. and Abbott entered into an amended and restated definitive agreement implementing the transaction. The EPD Transaction closed on February 27, 2015, after receiving approval from Mylan Inc.’s shareholders on January 29, 2015. At closing, Abbott transferred the EPD Business to Mylan N.V., in exchange for 110 million Mylan Shares. Immediately after the transfer of the EPD Business, Mylan Inc. merged with Moon of PA Inc., an indirect wholly owned subsidiary of Mylan N.V., with Mylan Inc. becoming an indirect wholly owned subsidiary of Mylan N.V. In addition, Mylan Inc.’s outstanding common stock was exchanged on a one to one basis for Mylan Shares. The purchase price for Mylan N.V. of the EPD Business, which was on a debt-free basis, was $6.31 billion based on the closing price of Mylan Inc.’s stock as of the EPD Transaction Closing Date, as reported by NASDAQ.

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Jai Pharma Limited

On February 2, 2015, Mylan signed a definitive agreement to acquire Jai Pharma Limited, a specialty women’s healthcare company with global leadership in generic oral contraceptive products. On November 20, 2015, Mylan completed the acquisition of Jai Pharma Limited through its wholly owned subsidiary Mylan Laboratories Limited for a cash payment of $750 million plus additional contingent payments of up to $50 million for the filing for approval with, and receipt of approval from, the U.S. Food and Drug Administration of a product under development with Jai Pharma Limited.

Agila Specialties

On February 27, 2013, Mylan announced that it signed definitive agreements to acquire Agila, a developer, manufacturer and marketer of high-quality generic injectable products, from Strides Arcolab. The transaction closed on December 4, 2013, and the total purchase price was approximately $1.43 billion (net of cash acquired of $3.4 million), which included estimated contingent consideration of $250 million.

Other Transactions

On January 8, 2016, Mylan entered into an agreement with Momenta Pharmaceuticals, Inc. (“Momenta”) to develop, manufacture and commercialize up to six of Momenta’s current biosimilar candidates, including Momenta’s biosimilar candidate, ORENCIA® (abatacept). Mylan paid an up-front cash payment of $45 million to Momenta. Under the terms of the agreement, Momenta is eligible to receive additional contingent milestone payments of up to $200 million. Mylan and Momenta will jointly be responsible for product development and will equally share in the costs and profits of the products. Under the agreement, Mylan will lead the worldwide commercialization efforts.

In December 2015, Mylan entered into an agreement to acquire certain European intellectual property rights and marketing authorizations. The purchase price was $202.5 million including approximately $2.5 million of transaction costs. Mylan accounted for this transaction as an asset acquisition. Mylan paid $10 million at the closing of the transaction and expects to pay approximately $165 million during 2016 and the remaining $25 million during the first quarter of 2017, subject to certain timing conditions. The asset will be amortized over a useful life of 5 years.

During 2015, Mylan entered into agreements with multiple counterparties to acquire certain marketed pharmaceutical products for upfront payments totaling approximately $360.8 million, which was paid during the year ended December 31, 2015 and is included in investing activities in Mylan’s consolidated statements of cash flows. Mylan will be subject to potential future sales and other contingent milestone payments under the terms of one of the agreements.

On January 30, 2015, Mylan entered into a development and commercialization collaboration with Theravance Biopharma, Inc. (“Theravance Biopharma”) for the development and, subject to FDA approval, commercialization of Revefenacin (“TD-4208”), a novel once-daily nebulized long-acting muscarinic antagonist (“LAMA”) for chronic obstructive pulmonary disease (“COPD”) and other respiratory diseases. Under the terms of the agreement, Mylan and Theravance Biopharma will co-develop nebulized TD-4208 for COPD and other respiratory diseases. Theravance Biopharma will lead the U.S. registrational development program and Mylan will be responsible for the reimbursement of Theravance Biopharma’s development costs for that program up until the approval of the first new drug application, after which costs will be shared. In addition, Mylan will be responsible for commercial manufacturing. In the U.S., Mylan will lead commercialization and Theravance Biopharma will retain the right to co-promote the product under a profit-sharing arrangement. On September 14, 2015, Mylan announced the initiation of the Phase 3 program that will support the registrational development program of TD-4208 in the U.S. In addition to funding the U.S. registrational development program, Mylan made a $30 million investment in Theravance Biopharma’s common stock during the first quarter of 2015, which is being accounted for as an available-for-sale security. Mylan incurred $15 million in upfront development costs during the year ended December 31, 2015. Under the terms of the agreement, Theravance Biopharma is eligible to receive potential development and sales milestone payments totaling $220 million in the aggregate.

On September 10, 2014, Mylan entered into an agreement with Aspen Global Incorporated to acquire the U.S. commercialization, marketing and intellectual property rights related to Arixtra® Injection (“Arixtra”) and the authorized generic rights of Arixtra. The purchase price for this intangible asset was $300 million, of which $225 million was paid at the closing of the transaction on September 25, 2014. An additional $37.5 million was paid during the fourth quarter of 2014. The remaining $37.5 million, which was held in escrow, was released during the year ended December 31, 2015 upon the satisfaction of certain conditions.

During 2013, Mylan completed the acquisition of four separate manufacturing operations located in India. The aggregate purchase price was approximately $76 million in cash.

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Liquidity and capital resources

Mylan’s primary source of liquidity is cash provided by operations, which was $80.5 million for the three months ended March 31, 2016 and $2.01 billion for the year ended December 31, 2015. Mylan believes that cash provided by operating activities and available liquidity will continue to allow Mylan N.V. and its subsidiaries to meet their needs for working capital, capital expenditures and interest and principal payments on debt obligations for their present requirements, that is for at least the twelve month period following the date of publication of this Offer Document. After the next twelve months, Mylan’s ability to satisfy its working capital requirements and debt service obligations, or fund planned capital expenditures, will substantially depend upon its future operating performance (which will be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond Mylan’s control.

Three Months ended March 31, 2016, Compared to Three Months ended March 31, 2015

Net cash provided by operating activities decreased by $186.5 million to $80.5 million for the three months ended March 31, 2016, as compared to net cash provided by operating activities of $267.0 million for the three months ended March 31, 2015. The net decrease in cash provided by operating activities was principally due to the following:

•	a decrease in net earnings of $42.7 million, which includes an increase of $163.4 million in non-cash expenses, principally as a result of increased depreciation and amortization as a result of acquisitions, increased losses from equity method investments, and a number of other non-cash charges including the accretion of the contingent consideration liability and deferred tax expense, which were partially offset by decreased share-based compensation expenses and litigation settlements;
•	a net decrease in the amount of cash provided by accounts receivable, including estimated sales allowances, of $293.4 million, reflecting the timing of sales, cash collections and disbursements related to sales allowances.
•	a net increase of $86.1 million in the amount of cash used through changes in inventory balances. The increase in cash utilized for inventory in 2016 (as compared to 2015) primarily relates to anticipated product launches and increased market demand;
•	a net increase in the amount of cash used through changes in trade accounts payable of $41.8 million as a result of the timing of cash payments; and
•	a net increase in the amount of cash used through changes in other operating assets and liabilities of $4.5 million principally as a result of the payment of accrued acquisition costs.

These items were offset by a net decrease in the amount of cash used through changes in income taxes of $118.6 million as a result of a lower amount of estimated tax payments made during the current year.

Cash used in investing activities was $160.0 million for the three months ended March 31, 2016, as compared to $87.5 million for the three months ended March 31, 2015, a net increase of $72.5 million. The increase in cash used in investing activities was principally the result of an increase in cash used for payments of product rights and other investing activities, net, which totaled $105.6 million for the three months ended March 31, 2016 as compared to $11.5 million in the prior year period. In the current year, Mylan paid $90 million related to the acquisition of certain European intellectual property rights and marketing authorizations, which was accrued for at December 31, 2015. Capital expenditures, primarily for equipment and facilities, were approximately $51.8 million in the current period, compared to $48.1 million in the comparable prior year period. The increase, compared to 2015, is the result of the timing of expenditures to expand Mylan’s global operating platform, including capital investments in its strategic growth drivers. While there can be no assurance that current expectations will be realized, capital expenditures for the 2016 calendar year are expected to be approximately $400 million to $500 million. The increase in cash used in investing activities was partially offset by a net decrease in the purchase of marketable securities, which totaled $2.6 million net during the three months ended March 31, 2016, as compared to $27.9 million net in the prior year period. This change is primarily attributable to Mylan’s investment in Theravance Biopharma’s common stock in the prior year.

Cash provided by financing activities was $30.5 million for the three months ended March 31, 2016, compared to cash used in financing activities of $109.0 million for the three months ended March 31, 2015. In the current year Mylan had net short-term borrowings of $65.1 million as compared to net repayments of short-term borrowings of $161.6 million in the prior year period principally as a result of the level of operating cash flows in the prior year period. In addition, proceeds from the exercise of stock options decreased by $63.8 million from the prior year period and the related windfall tax benefit from the settlement of shared-based compensation awards decreased by approximately $38 million. Offsetting these decreases, the cash outflow for taxes paid related to the net share settlement of equity awards decreased by $24.8 million from the prior year period.

Mylan’s next significant debt maturities are in the second and fourth quarters of 2016, as Mylan’s 1.800 percent Senior Notes due 2016 and 1.350 percent Senior Notes due 2016 (“2016 Senior Notes”) mature. Mylan

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intends to utilize available liquidity or refinance using proceeds from new bond issuances to fund the repayment of the 2016 Senior Notes.

In addition, Mylan’s cash and cash equivalents at its non-U.S. operations totaled $280.8 million at March 31, 2016. The majority of these funds represented earnings considered to be permanently reinvested to support the growth strategies of Mylan’s non-U.S. subsidiaries. Mylan anticipates having sufficient U.S. liquidity, including existing borrowing capacity and cash to be generated from operations, to fund foreseeable U.S. cash needs without requiring the repatriation of non-U.S. cash. If these funds are ultimately needed for Mylan’s operations in the U.S., Mylan may be required to accrue and pay U.S. taxes to repatriate these funds. If funds are needed from Mylan’s subsidiaries that do not have an ultimate U.S. parent, the subsidiary will generally not be required to accrue and pay taxes to repatriate these funds because its foreign parent would not be subject to tax on receipt of these distributions.

2015 compared to 2014

Net cash provided by operating activities increased by $993.7 million to $2.01 billion for the year ended December 31, 2015, as compared to $1.01 billion for the year ended December 31, 2014. The net increase in cash provided by operating activities was principally due to the following:

•	an increase of $936.7 million in non-cash expenses, principally as a result of increased depreciation and amortization of $466 million as a result of current year acquisitions, a decrease in deferred income tax benefits of $199.3 million, and a number of other non-cash charges including current year swap terminations and financing fees, increased losses from equity method investments, share-based compensation and the accretion of the contingent consideration liability;

•	a net increase in the amount of cash provided by accounts receivable, including estimated sales allowances, of $297.0 million reflecting the timing of sales, cash collections and disbursements related to sales allowances;
•	a net increase in the amount of cash provided by changes in trade accounts payable of $132.1 million as a result of the timing of cash disbursements; and
•	a decrease in the amount of cash used in other operating assets and liabilities, net of $128.9 million, principally due to proceeds from foreign exchange contracts and the timing of payments for consulting and transaction costs.

These items were offset by the following:

•	a net decrease in the amount of cash provided by changes in income taxes of $242.7 million as a result of the level and timing of estimated tax payments made during the current year; and
•	a net increase of $172.9 million in the amount of cash used through changes in inventory balances. The increase in cash utilized for inventory in 2015 (as compared to 2014) primarily relates to anticipated product launches and increased market demand.

Net cash provided by operating activities decreased by $91.8 million to $1.01 billion for the year ended December 31, 2014 as compared to $1.11 billion for the year ended December 31, 2013. The net decrease in cash provided by operating activities was principally due to the following:

•	an increase in the amount of cash used for other operating assets and liabilities, net of $259.1 million, principally due to an increase in cash paid for accrued litigation settlements of $66.6 million as well as an increase in cash paid related to the settlement of derivative and foreign exchange contracts in 2014;
•	a net decrease in the amount of cash provided by changes in trade accounts payable of $137.5 million as a result of the timing of cash disbursements in 2014;
•	a net increase in the amount of cash used for accounts receivable, including estimated sales allowances, of $23.5 million reflecting the timing of sales, cash collections and disbursements related to sales allowances; and
•	a net increase in the amount of cash used through changes in deferred income taxes of $228.1 million.

These items were partially offset by the following:

•	an increase in net earnings of $306.6 million, which includes a net increase of $160.4 million in the amount of non-cash expenses, principally the result of increased depreciation and amortization as a result of 2013 acquisitions, increased losses from equity method investments and a number of other non-cash charges including stock compensation, restructuring charges and the accretion of contingent consideration liabilities; and
•	a net increase in the amount of cash provided by changes in income taxes of $79.6 million as a result of the level of estimated tax payments made during 2014.

Cash used in investing activities was $1.57 billion for the year ended December 31, 2015, as compared to cash used in investing activities of $800.3 million for the year ended December 31, 2014, an increase of $769.4 million. The increase in cash used in investing activities was principally the result of an increase in cash paid for acquisitions, net of approximately $643.1 million due to the acquisition of Jai Pharma Limited as well as an increase in cash used for payments of product rights and

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other investing activities, net of $79.7 million. The current and prior year payments were the result of the acquisition of certain commercialization rights in the U.S. and other countries.

Capital expenditures, primarily for equipment and facilities, were approximately $362.9 million in the current year, as compared to $325.3 million in the comparable prior year. The increase, as compared to 2014, is the result of the timing of expenditures to expand Mylan’s global operating platform, including capital investments in its strategic growth drivers. While there can be no assurance that current expectations will be realized, Mylan expects to continue to invest in its future growth and expects capital expenditures for 2016 to be between $400 million and $500 million.

In addition, the increase in cash used in investing activities was due to an increase in the purchase of marketable securities, net of the sale of marketable securities, of $29.2 million. This change was primarily attributable to Mylan’s investment in Theravance Biopharma’s common stock in the year ended December 31, 2015

Cash provided by financing activities was $604.8 million for the year ended December 31, 2015, as compared to cash used in financing activities of $267.4 million for the year ended December 31, 2014, a net change of $872.2 million. During the year ended December 31, 2015, Mylan received proceeds from the issuance of long-term debt of $3.54 billion, compared to $2.24 billion in the prior year, an increase of approximately $1.31 billion. The increase in 2015 was primarily due to Mylan’s issuance of the December 2015 Senior Notes for a total of $1.0 billion, which were used to repay amounts outstanding under the Revolving Facility and the Receivables Facility, and to finance a portion of the repurchase of Mylan’s shares. In addition, Mylan’s borrowings under the 2015 Term Loan totaled $1.6 billion, which proceeds were used to repay the notional value of the Cash Convertible Notes and fund the redemption of the July 2020 Senior Notes of approximately $1.08 billion, including a $39.4 million redemption premium. Mylan also paid $2.54 billion in connection with the maturity of the Cash Convertible Notes on September 15, 2015 and received proceeds of $1.97 billion from the convertible note hedge. During 2015, borrowings and repayments under the Revolving Facility totaled $940 million and net repayments under the Receivables Facility totaled $325.0 million. Additionally, Mylan recognized proceeds of $97.7 million due to the exercise of stock options versus $53.8 million in the prior year period and paid approximately $130.4 million in financing fees, primarily related to the 2015 Bridge Facility and the consent solicitation which was completed in the current year, as compared to payments of approximately $5.8 million in 2014.

In 2014, Mylan paid $150.0 million of contingent consideration to Strides Arcolab related to the Agila acquisition. During 2014, net repayments under Mylan’s Revolving Facility totaled $60 million. Mylan repaid approximately $107.8 million of short-term borrowings under its Receivables Facility and the working capital facilities in India.

During 2015, Mylan repurchased approximately 1.3 million Mylan Shares for aggregate consideration of approximately $67.5 million. During 2014, Mylan did not repurchase any shares of common stock.

Senior Notes

Mylan issued the New June 2016 Senior Notes in a private offering exempt from the registration requirements of the Securities Act to qualified institutional buyers in accordance with Rule 144A and to persons outside the U.S. pursuant to Regulation S under the Securities Act. The New June 2016 Senior Notes were issued pursuant to an indenture dated June 9, 2016, entered into by Mylan, Mylan Inc., as guarantor, and The Bank of New York Mellon, as trustee (the “New June 2016 Senior Notes Indenture”). Interest payments with respect to the 2.50% Senior Notes due 2019 are due semi-annually in arrears on December 7 and June 7 of each year, commencing on December 7, 2016. Interest payments with respect to the other three series of New June 2016 Senior Notes are due semi-annually in arrears on December 15 and June 15 of each year, commencing on December 15, 2016. The New June 2016 Senior Notes were guaranteed by Mylan Inc. upon issuance. In connection with the offering of the New June 2016 Senior Notes, Mylan entered into a registration rights agreement pursuant to which Mylan and Mylan Inc. will use commercially reasonable efforts to file a registration statement with respect to an offer to exchange each series of the New June 2016 Senior Notes for new notes with the same aggregate principal amount and terms substantially identical in all material respects and to cause the exchange registration statement to be declared effective by the SEC and to consummate the exchange offer not later than 365 days following the date of issuance of the New June 2016 Senior Notes.

If Mylan does not acquire more than 90 percent of the outstanding shares of Meda on or prior to February 10, 2017, or if the Offer has lapsed or been withdrawn prior to the acquisition of any shares pursuant to the Offer or Mylan determines in its reasonable judgment that the transaction will not occur at any time prior thereto (each, an “Acquisition Termination Event”), Mylan will be required to redeem $1.0 billion aggregate principal amount of 2.50% Senior Notes due 2019, $2.25 billion aggregate principal amount of 3.15% Senior Notes due 2021 and $1.0 billion aggregate principal amount of 5.25% Senior Notes due 2046 at a redemption price

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equal to 101 percent of the aggregate principal amount of each such series of notes, plus accrued and unpaid interest to, but excluding, the date specified by Mylan in its notice to holders that is between the tenth business day and the twentieth business day following the earlier to occur of (i) February 10, 2017 (if the transaction has not occurred by such date) or (ii) the occurrence of an Acquisition Termination Event (the “Special Mandatory Redemption Provision”). The Special Mandatory Redemption Provision will not apply to the $2.25 billion aggregate principal amount of 3.95% Senior Notes due 2026.

Mylan may redeem the 2.50% Senior Notes due 2019 at any time prior to their maturity date, the 3.15% Senior Notes due 2021 at any time that is one month prior to their maturity date, the 3.95% Senior Notes due 2026 at any time that is three months prior to their maturity date and the 5.25% Senior Notes due 2046 at any time that is six months prior to their maturity date, in each case at a redemption price equal to the greater of 100 percent of the aggregate principal amount of the notes being redeemed and the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, in the case of the 2.50% Senior Notes due 2019, that would be due to their maturity date, in the case of the 3.15% Senior Notes due 2021, that would be due if they matured on the date that is one month prior to their maturity date, in the case of the 3.95% Senior Notes due 2026, that would be due if they matured on the date that is three months prior to their maturity date, and in the case of the 5.25% Senior Notes due 2046, that would be due if they matured on the date that is six months prior to their maturity date, in each case, not including unpaid interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a treasury rate plus 25 basis points with respect to the 2.50% Senior Notes due 2019, 30 basis points with respect to the 3.15% Senior Notes due 2021, 35 basis points with respect to the 3.95% Senior Notes due 2026 and 40 basis points with respect to the 5.25% Senior Notes due 2046, plus, in each case, unpaid interest on the notes being redeemed accrued to, but excluding, the redemption date. If Mylan experiences a change of control event (as defined in the New June 2016 Notes Indenture) with respect to a series of New June 2016 Senior Notes, it must offer to purchase all notes of such series at a purchase price equal to 101 percent of the principal amount of such series of notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

The New June 2016 Senior Notes Indenture contains covenants that, among other things, restrict Mylan’s ability and the ability of certain of its subsidiaries to enter into sale and leaseback transactions; create liens; and consolidate, merge or sell all or substantially all of Mylan’s assets. The New June 2016 Senior Notes Indenture also provides for customary events of default (subject in certain cases to customary grace and cure periods), including nonpayment, breach of covenants, payment defaults or acceleration of other indebtedness, failure to pay certain judgments and certain events of bankruptcy and insolvency. These covenants and events of default are subject to a number of important qualifications, limitations and exceptions that are described in the New June 2016 Senior Notes Indenture. If an event of default with respect to the New June 2016 Senior Notes of a series occurs under the New June 2016 Senior Notes Indenture, the principal amount of all of the New June 2016 Senior Notes of such series then outstanding, plus accrued and unpaid interest, if any, to the date of acceleration, may become immediately due and payable.

The proceeds from the offering of the New June 2016 Senior Notes will be used (1) to finance the cash portion of the Offer Consideration and a compulsory acquisition, if applicable, (2) for the Refinancing and (3) to pay the costs associated with the Offer and the Refinancing, including non-periodic fees, costs and expenses, stamp registration and other taxes.

In December 2015, Mylan issued $500 million aggregate principal amount of 3.000% Senior Notes due December 2018 and $500 million aggregate principal amount of 3.750% Senior Notes due December 2020 (collectively, the “December 2015 Senior Notes”) in a private offering exempt from the registration requirements of the Securities Act to qualified institutional buyers in accordance with Rule 144A and to persons outside of the U.S. pursuant to Regulation S under the Securities Act. The December 2015 Senior Notes were issued pursuant to an indenture dated December 9, 2015, entered into by and between Mylan and The Bank of New York Mellon as trustee (the “December 2015 Senior Notes Indenture”). Interest payments on the December 2015 Senior Notes are due semi-annually in arrears on June 15th and December 15th of each year commencing on June 15, 2016. The December 2015 Senior Notes were guaranteed by Mylan Inc. upon issuance. In connection with the offering of the December 2015 Senior Notes, Mylan entered into a registration rights agreement pursuant to which Mylan N.V. and Mylan Inc. will use commercially reasonable efforts to file a registration statement with respect to an offer to exchange each series of the December 2015 Senior Notes for new notes with the same aggregate principal amount and terms substantially identical in all material respects and to cause the exchange offer registration statement to be declared effective by the SEC and to consummate the exchange offer not later than 365 days following the date of issuance of the December 2015 Senior Notes.

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Mylan may redeem the 3.000% Senior Notes due 2018 at any time prior to the maturity date and the 3.750% Senior Notes due 2020 at any time that is one month prior to the maturity date, in each case, at a redemption price equal to the greater of 100 percent of the aggregate principal amount of the notes and the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a treasury rate plus 30 basis points with respect to the 3.000% Senior Notes due 2018 and 35 basis points with respect to the 3.750% Senior Notes due 2020 plus, in each case, accrued and unpaid interest up to, but excluding, the redemption date. On or after the date that is one month prior to the maturity date of the 3.750% Senior Notes due 2020, Mylan may redeem such notes at 100 percent of the aggregate principal amount thereof plus accrued and unpaid interest up to, but excluding, the redemption date. If Mylan experiences certain change of control events with respect to a series of December 2015 Senior Notes, it must offer to purchase all notes of such series at a purchase price equal to 101 percent of the principal amount of such notes, plus accrued but unpaid interest, if any, to (but not including) the date of purchase.

The December 2015 Senior Notes Indenture contains similar covenants to the New June 2016 Senior Notes Indenture.

The net proceeds from the offering were primarily used to repay amounts outstanding under the Revolving Facility and the Receivables Facility. In addition, the offering was used to finance a portion of the repurchase of Mylan Shares pursuant to the Share Repurchase Program. At December 31, 2015, the outstanding balance under the 3.000% Senior Notes due 2018 and 3.750% Senior Notes due 2020 was $499.4 million and $499.8 million, respectively, which includes discounts of $0.6 million and $0.2 million, respectively.

On June 15, 2015, Mylan announced its intention to redeem all of its outstanding July 2020 Senior Notes on July 15, 2015 at a redemption price of 103.938 percent of the principal amount, together with accrued and unpaid interest at the redemption date. On July 15, 2015, Mylan utilized the proceeds of the Closing Date Loan to complete its redemption of the July 2020 Senior Notes for a total of approximately $1.08 billion, including a $39.4 million redemption premium and approximately $39.4 million of accrued interest. In addition, Mylan expensed approximately $11.1 million of previously recorded deferred financing fees offset by the write-off of the remaining unamortized premium of approximately $9.7 million related to the July 2020 Senior Notes.

During the first quarter of 2015, Mylan Inc. and Mylan N.V. completed consent solicitations relating to

Mylan Inc.’s Cash Convertible Notes, 7.875% Senior Notes due 2020, 3.125% Senior Notes due 2023, 1.800% Senior Notes due 2016, 2.600% Senior Notes due 2018, 1.350% Senior Notes due 2016, 2.550% Senior Notes due 2019, 4.200% Senior Notes due 2023 and 5.400% Senior Notes due 2043 (collectively, the “Senior Notes”). The consent solicitations modified the reporting covenants set forth in the indentures governing the Senior Notes so that, subject to certain conditions, the reports, information and other documents required to be filed with the SEC and furnished to holders of the Senior Notes may, at the option of Mylan Inc., be filed by and be those of any direct or indirect parent entity, rather than Mylan Inc.

On November 15, 2014, Mylan redeemed all of its outstanding 6.000% Senior Notes due 2018 pursuant to their terms for a total of $824.0 million, including a $24.0 million redemption premium. Mylan recorded a pre-tax charge of approximately $33.3 million during the fourth quarter of 2014 related to the redemption of the 6.000% Senior Notes due 2018, comprised of the redemption premium and the write-off of deferred financing fees, which is included in other expense (income), net, in the Consolidated Statements of Operations. The redemption of the 6.000% Senior Notes due 2018 was funded through borrowings under the revolving facility of the June 2013 Credit Agreement.

Term Credit Agreements

On July 15, 2015, Mylan entered into a term credit agreement, which was amended on October 28, 2015, and further amended on February 22, 2016 (the “2015 Term Credit Agreement”) among Mylan N.V., as guarantor, Mylan Inc., as the Borrower, certain lenders and PNC Bank, National Association as the administrative agent. The 2015 Term Credit Agreement provided for a term loan credit facility (the “Credit Facility”) under which the Borrower obtained loans in an aggregate amount of $1.6 billion, consisting of (i) a closing date term loan (the “Closing Date Loan”) in the amount of $1.0 billion, borrowed on July 15, 2015, which was used to redeem Mylan’s July 2020 Senior Notes and (ii) a delayed-draw term loan (the “Delayed Draw Loan,” and together with the Closing Date Loan, the “2015 Term Loans”) in an amount of $600.0 million, borrowed on September 15, 2015, which was primarily used to repay the notional amount of Mylan’s 3.750% Cash Convertible Notes due 2015 that matured on September 15, 2015.

The loans under the 2015 Term Credit Agreement bear interest at LIBOR (determined in accordance with the 2015 Term Credit Agreement) plus 1.375% per annum, if the Borrower chooses to make LIBOR borrowings, or at a base rate (determined in accordance with the 2015 Term Credit Agreement) plus 0.375% per annum. The applicable margins over LIBOR and the base

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rate for the loans can fluctuate based on the long term unsecured senior, non-credit enhanced debt rating of Mylan by Standard & Poor’s Ratings Group and Moody’s Investors Service Inc.

Mylan Inc. has the option to designate Mylan N.V. as a co-borrower or a successor borrower under the 2015 Term Credit Agreement, upon satisfaction of certain conditions set forth therein. The 2015 Term Loans are unsecured and are guaranteed by Mylan N.V. and each subsidiary of Mylan N.V. that guarantees (or is otherwise a co-obligor of) third-party indebtedness of Mylan in excess of $350 million. As of December 31, 2015, no subsidiary of Mylan N.V. is required to provide a guarantee of the Credit Facility.

The 2015 Term Credit Agreement contains customary affirmative covenants for facilities of this type, including, among others, covenants pertaining to the delivery of financial statements, notices of default and certain other material events, maintenance of corporate existence and rights, business, property, and insurance and compliance with laws, as well as customary negative covenants for facilities of this type, including, among others, limitations on the incurrence of subsidiary indebtedness, liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, payments of dividends and other restricted payments and changes in Mylan’s line of business. The 2015 Term Credit Agreement contains a financial covenant requiring maintenance of a maximum ratio of 3.75 to 1.00 for consolidated total indebtedness as of the end of any quarter to consolidated EBITDA, as defined in the agreement, for the trailing four quarters. This financial covenant was tested at the quarter ending December 31, 2015 and Mylan was in compliance. Mylan has been compliant with these financial covenants during the three months ended March 31, 2016, and expects to remain in compliance for the next twelve months. Following certain qualifying acquisitions, at Mylan’s election, the maximum ratio of the financial covenant will be increased to 4.25 to 1.00 for the three full quarters following such qualifying acquisition.

The 2015 Term Credit Agreement contains default provisions customary for facilities of this type, which are subject to customary grace periods and materiality thresholds, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control,” bankruptcy and related events, material judgments, certain events related to pension plans and the invalidity or revocation of any loan document or any guarantee agreement of Mylan Inc., Mylan N.V. or any subsidiary that becomes a guarantor as described above. If an event of default occurs under the 2015 Term Credit Agreement, the lenders may, among other things, terminate their commitments and declare immediately payable all borrowings.

The 2015 Term Loans have no required amortization payments and mature on July 15, 2017, subject to extension to the earlier of (a) December 19, 2017 and (b) if different, the maturity date of the Term Credit Agreement dated December 19, 2014, as amended by Amendment No. 1 thereto dated May 1, 2015, by Amendment No. 2 thereto dated October 28, 2015, and by Amendment No. 3 thereto dated February 22, 2016 (the “2014 Term Credit Agreement”) among Mylan Inc., Mylan N.V., certain lenders and Bank of America, N.A., as administrative agent.

On December 19, 2014, Mylan entered into the 2014 Term Credit Agreement, with a syndicate of banks which provided an $800 million term loan (the “2014 Term Loan”). The 2014 Term Loan matures on December 19, 2017 and has no required amortization payments. The 2014 Term Loan may be voluntarily prepaid without penalty or premiums. The proceeds of the 2014 Term Loan were used for working capital expenditures and to repay the outstanding borrowings under the June 2013 Credit Agreement. Borrowings under the June 2013 Credit Agreement were used to fund the redemption of the November 2018 Senior Notes. As of December 31, 2015, the 2014 Term Loan currently bears interest at LIBOR plus 1.375 percent per annum. The 2014 Term Loan contains similar covenants to the 2015 Term Credit Agreement.

Revolving Credit Agreement

On December 19, 2014, Mylan entered into a revolving credit agreement, which was amended on May 1, 2015, subsequently amended on June 19, 2015, further amended on October 28, 2015, and further amended on February 22, 2016 (the “Revolving Credit Agreement”) with a syndicate of lenders, which contains a $1.5 billion revolving facility (the “Revolving Facility”), which expires on December 19, 2019. The Revolving Facility includes a $150 million subfacility for the issuance of letters of credit and a $125 million subfacility for swingline borrowings.

On June 19, 2015, Mylan entered into an additional amendment to the Revolving Credit Agreement (the “Incremental Amendment”). The Incremental Amendment provides that ING Bank N.V. will make available $150 million of additional revolving commitments under the Revolving Facility (the “Increased Commitments”), increasing the aggregate principal amount of the revolving commitments available under the Revolving Facility from $1.5 billion to $1.65 billion. At December 31, 2015 and 2014, Mylan had no amounts outstanding under the Revolving Facility. The interest rate under the Revolving Facility at December 31, 2015 was LIBOR plus 1.325 percent per annum. At December 31, 2015 and 2014, Mylan had

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$11.1 million and $43.7 million outstanding under existing letters of credit, respectively. The Revolving Credit Agreement contains similar covenants to the 2015 Term Credit Agreement.

2015 Bridge Credit Agreement

On April 24, 2015, Mylan entered into the 2015 Bridge Facility, which was amended on April 29, 2015 and on August 6, 2015, among Mylan, the lenders party thereto from time to time and Goldman Sachs Bank USA, as the administrative agent. Mylan announced on November 13, 2015 that the conditions to Mylan’s offer to acquire all of the issued and outstanding ordinary shares of Perrigo had not been satisfied and had lapsed in accordance with its terms. As such, the commitments under the 2015 Bridge Facility terminated. During the year ended December 31, 2015, Mylan paid approximately $99.6 million in commitment and other fees under the 2015 Bridge Facility, which were expensed in Mylan’s consolidated statement of operations.

2016 Bridge Credit Agreement

In connection with the Offer, on February 10, 2016 Mylan entered into the 2016 Bridge Credit Agreement, among Mylan N.V., as borrower, Mylan Inc., as guarantor, Deutsche Bank AG Cayman Islands Branch, as administrative agent and a lender, Goldman Sachs Bank USA, as a lender, Goldman Sachs Lending Partners LLC, as a lender, and other lenders party thereto from time to time. On June 9, 2016, in accordance with the terms of the Bridge Credit Agreement, the commitments under the Bridge Credit Agreement were permanently terminated in their entirety in connection with the completion of the offering of the New June 2016 Senior Notes.

Mandatory minimum repayments remaining on the outstanding long term debt at March 31, 2016, excluding the discounts, premium and conversion features, are as follows for each of the periods ending December 31:

(In millions)	Total
2016	$1,000
2017	2,400
2018	1,150
2019	500
2020	500
Thereafter	1,750

Total	$7,300

Short-term Borrowings

Under the terms of the Accounts Receivable Securitization Facility (the “Receivables Facility”), Mylan’s subsidiary, Mylan Pharmaceuticals Inc. (“MPI”), sells certain accounts receivable to Mylan Securitization

LLC (“Mylan Securitization”) a wholly owned special purpose entity which in turn sells a percentage ownership interest in the receivables to financial institutions and commercial paper conduits sponsored by financial institutions. MPI is the servicer of the receivables under the Receivables Facility. Purchases under the Receivables Facility will be repaid as accounts receivable are collected, with new purchases being advanced as new accounts receivable are originated by MPI.

Under Mylan’s Receivables Facility, any amounts outstanding under the facility are recorded as a secured loan and included in short-term borrowings, and the receivables underlying any borrowings are included in accounts receivable, net, in the Consolidated Balance Sheets. In January 2015, the Receivables Facility was amended and restated, and its maturity was extended through January 2018. The size of the Receivables Facility may be increased from time to time, upon request by Mylan Securitization and with the consent of the purchaser agents and the Agent, up to $500 million. Mylan had no amounts outstanding under the Receivables Facility in the Consolidated Balance Sheets at December 31, 2015. Included in the Consolidated Balance Sheets at December 31, 2014 was $325 million of short-term borrowings, which was recorded as a secured loan.

Other Commitments

Mylan is involved in various legal proceedings that are considered normal to its business. While it is not possible to predict the outcome of such proceedings, an adverse outcome in any of these proceedings could materially affect Mylan’s financial condition, results of operations and operating cash flow and could cause the market value of its shares to decline. Mylan has approximately $60 million accrued for such legal contingencies. For certain contingencies assumed in conjunction with the acquisition of the former Merck Generics business, Merck KGaA, the seller, has agreed to indemnify Mylan. Strides Arcolab has also agreed to indemnify Mylan for certain contingencies related to Mylan’s acquisition of Agila. The inability or denial of Merck KGaA, Strides Arcolab, or another indemnitor or insurer to pay on an indemnified claim could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or its share price.

Mylan is continuously evaluating the potential acquisition of products, as well as companies, as a strategic part of its future growth. Consequently, Mylan may utilize current cash reserves or incur additional indebtedness to finance any such acquisitions, which could impact future liquidity. In addition, on an ongoing

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basis, Mylan reviews its operations including the evaluation of potential divestitures of products and businesses as part of its future strategy. Any divestitures could impact future liquidity.

Material changes since March 31, 2016

There has been no material change in the Mylan group’s financial or trading position since March 31, 2016.

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Board of Directors, Executive Officers and Auditor

Board of Directors

The following table provides certain information with respect to the Mylan Board and its members (each a “Director”).

Name	Age #	Other Positions with Mylan and Principal Occupation	Has served as Director since**
Heather Bresch^	46	Chief Executive Officer	2011
Wendy Cameron	56	Director and Co–Owner, Cam Land LLC	2002
Hon. Robert J. Cindrich	72	President, Cindrich Consulting; Counsel, Schnader Harrison Segal & Lewis	2011
Robert J. Coury^^	55	Executive Chairman	2002
JoEllen Lyons Dillon	52	Chief Legal Officer, Executive Vice President, and Corporate Secretary, The ExOne Company	2014
Neil Dimick, C.P.A.*	66	Retired Executive Vice President and Chief Financial Officer, AmerisourceBergen Corporation	2005
Melina Higgins	48	Retired Partner and Managing Director, Goldman Sachs	2013
Douglas J. Leech, C.P.A.*	61	Founder and Principal, DLJ Advisors	2000
Rajiv Malik^	55	President	2013
Joseph C. Maroon, M.D.	76	Professor, Heindl Scholar in Neuroscience, and Vice Chairman of the Department of Neurosurgery for the University of Pittsburgh Medical Center; Neurosurgeon for the Pittsburgh Steelers	2003
Mark W. Parrish	60	Chairman and Chief Executive Officer, Trident USA Health Services	2009
Rodney L. Piatt, C.P.A.*	63	Lead Independent Director and Vice Chairman; President and Owner, Horizon Properties Group, LLC; CEO, Lincoln Manufacturing Inc.	2004
Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	65	Professor of Pharmaceutical Policy and Economics, Senior Adviser to the Leonard D. Schaeffer Center of Health Policy and Economics, Director of the Margaret and John Biles Center for Leadership, and Senior Adviser to the Dean for Advancement, School of Pharmacy, University of Southern California	2002

^	Refers to an executive Director of Mylan N.V. All other Directors listed above are non-executive Directors.
^^	Effective June 24, 2016, Mr. Coury will transition to the role of non-employee Chairman of the Mylan Board.
*	C.P.A distinctions refer to “inactive” status.
#	Ages as of June 1, 2016.
**	Includes service as director of Mylan Inc. and Mylan N.V. Each Director listed above was a director of Mylan Inc. on the EPD Transaction Closing Date and became a director of Mylan N.V. on such date in connection with the EPD Transaction.

Biographies for the members of the Board of Directors

Below are the biographies of the members of the Mylan Board.

Heather Bresch

Ms. Bresch has served as Mylan’s Chief Executive Officer (“CEO”) since January 1, 2012. Throughout her 24-year career with Mylan, Ms. Bresch has held roles of increasing responsibility in more than 15 functional areas. Prior to becoming CEO, Ms. Bresch was Mylan’s President commencing in July 2009 and was responsible for the day-to-day operations of Mylan. Before that, she served as Mylan’s Chief Operating Officer and Chief Integration Officer from October 2007 to July 2009, leading the successful integration of two transformational international acquisitions – Matrix Laboratories Limited (n/k/a Mylan Laboratories Limited) and Merck KGaA’s generics and specialty pharmaceuticals businesses. Under Ms. Bresch’s leadership, Mylan has continued to expand its portfolio and geographic reach, acquiring the EPD Business, Jai Pharma Limited, and India-based Agila, a global leader in injectable products and an innovative respiratory technology platform; partnering on portfolios of biologic and insulin products; entering new commercial markets such as India and Brazil; and expanding its leadership in the treatment of HIV/AIDS through the distribution of novel testing devices. During her career, Ms. Bresch has championed initiatives aimed at improving product quality and removing barriers to patient access to medicine. Ms. Bresch’s qualifications to serve on the Mylan Board include, among others, her extensive industry, policy, and leadership experience and abilities, as well as her strategic vision, judgment and unique and in-depth knowledge about Mylan.

Wendy Cameron

Ms. Cameron has served as Co-Owner and Director of Cam Land LLC, a harness racing business in Washington, Pennsylvania, since January 2003. From 1981 to 1998, she was Vice President, Divisional Sales & Governmental Affairs, Cameron Coca-Cola Bottling Company, Inc. Ms. Cameron served as Chairman of the Washington Hospital Board of Trustees and of the Washington Hospital Executive Committee until she stepped down in 2012. She was a member of the hospital’s Board of

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Trustees from 1997 through 2012 and a member of the Washington Hospital Foundation Board from 1993 through 2012. In addition to being a business owner and having held an executive position with one of the nation’s largest bottlers for nearly 20 years, Ms. Cameron has invaluable experience and knowledge regarding the business, platforms, strategies, challenges, opportunities, and management of Mylan, among other matters. Ms. Cameron’s qualifications to serve on the Mylan Board include, among others, this experience, as well as her independence, business experience, leadership, and judgment.

Hon. Robert J. Cindrich

Since February 2011, Judge Cindrich has been serving as the President of Cindrich Consulting, LLC, a business and healthcare consulting company that advises clients on corporate governance, compliance, and business strategies, and from October 1, 2013 through January 31, 2014 he served as Interim General Counsel for United States Steel Corporation (NYSE: X). Judge Cindrich joined Schnader Harrison Segal & Lewis (“Schnader”), a law firm, as legal counsel in April 2013 and took a temporary leave of absence on October 1, 2013 to join United States Steel as Interim General Counsel, returning to Schnader after his time at United States Steel. In May 2012, he joined the Board of Directors of Allscripts Healthcare Solutions, Inc. (NASDAQ: MDRX), which provides healthcare information technology solutions, where he served until April 2015. From 2011 through 2012, Judge Cindrich served as a senior advisor to the Office of the President of the University of Pittsburgh Medical Center (“UPMC”), an integrated global health enterprise. From 2004 through 2010, Judge Cindrich was a Senior Vice President and the Chief Legal Officer of UPMC. From 1994 through January 2004, Judge Cindrich served as a judge on the United States District Court for the Western District of Pennsylvania. Prior to that appointment, he was active as an attorney in both government and private practice, including positions as the U.S. Attorney for the Western District of Pennsylvania and as the Allegheny County Assistant Public Defender and Assistant District Attorney. Judge Cindrich’s qualifications to serve on the Mylan Board include, among others, his extensive legal and leadership experience and judgment, as well as his independence, and in-depth knowledge of the healthcare industry.

Robert J. Coury

Robert J. Coury has been the Executive Chairman of Mylan and the Mylan Board since January 2012. On June 3, 2016, Mylan announced the transition of Mr. Coury to the role of Chairman of the Mylan Board as a non-employee Director effective as of the close of

Mylan’s Annual General Meeting on June 24, 2016. Under his visionary leadership, Mylan transformed from the third largest generics pharmaceutical company in the U.S. into one of the largest pharmaceutical companies in the world, earning spots in both the S&P 500 and, prior to Mylan’s reincorporation outside of the U.S. in 2015, the Fortune 500. Mr. Coury was first elected to the Mylan Board in February 2002, having served since 1995 as a strategic advisor to Mylan. He became the Mylan Board’s Vice Chairman shortly after his election and served as CEO of Mylan from September 2002 until January 2012.

Since 2007, Mr. Coury has led Mylan through a series of transactions totaling approximately $15 billion, which transformed Mylan into a global powerhouse within the highly competitive pharmaceutical industry. In 2007, Mylan purchased India-based Matrix Laboratories, a major producer of active pharmaceutical ingredients, and the generics business of Europe-based Merck KGaA. Subsequent acquisitions under Mr. Coury’s leadership further expanded Mylan into new therapeutic categories and greatly enhanced its geographic and commercial footprint. For instance, in 2010, Mylan acquired Bioniche Pharma, an injectables business in Ireland, and in 2012, Mylan acquired India- based Agila, a global injectables company. Most recently, Mylan completed its acquisition of the EPD Business.

As a result of this period of expansion, Mylan now has in place a high quality foundation supporting Mylan’s mission of providing the world’s 7 billion people with access to high quality medicine.

Before assuming his current role in 2012, Mr. Coury also executed a successful executive leadership transition after cultivating and developing a powerful leadership team. Grooming executive talent from within and recruiting dynamic leaders from outside Mylan were both key components of Mylan’s past, current and future growth strategies.

Prior to Mylan, Mr. Coury was the principal of Coury Consulting, a boutique business advisory firm he formed in 1989, and The Coury Financial Group, a successful financial and estate planning firm, which he founded in 1984. Mr. Coury earned a Bachelor of Science degree in industrial engineering from the University of Pittsburgh. He has served as a member of the University of Southern California President’s Leadership Council since 2014.

Mr. Coury’s qualifications to serve on the Mylan Board include, among others, his prior business experience, his in-depth knowledge of the industry, Mylan, its businesses, and management, and his leadership experience as Mylan’s CEO, as well as his judgment, strategic vision, and service and leadership as Vice Chairman and then Chairman of the Mylan Board for more than ten years – the most transformational and successful time in Mylan’s history.

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JoEllen Lyons Dillon

Ms. Dillon has served as Chief Legal Officer and Corporate Secretary of The ExOne Company (NASDAQ: XONE), a global provider of three-dimensional printing machines, since March 2013, and as Executive Vice President since December 2014. Previously, she was a legal consultant on ExOne’s initial public offering. Prior to that experience, Ms. Dillon was a partner with Reed Smith LLP, a law firm, from 2002 until 2011. She had previously been at the law firm Buchanan Ingersoll & Rooney PC from 1988 until 2002, where she became a partner in 1997. Ms. Dillon is the former Chair, and currently serves as the Audit Committee Chair of, the Allegheny District chapter of the National Multiple Sclerosis Society. Ms. Dillon’s qualifications to serve on the Mylan Board include, among others, this experience, as well as her independence, judgment, and substantial legal and leadership experience.

Neil Dimick, C.P.A.*

Currently retired, Mr. Dimick previously served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation (NYSE: ABC), a wholesale distributor of pharmaceuticals, from 2001 to 2002. From 1992 to 2001, he was Senior Executive Vice President and Chief Financial Officer of Bergen Brunswig Corporation, a wholesale drug distributor. Prior to that experience, Mr. Dimick served as a partner with Deloitte & Touche LLP for eight years. Mr. Dimick also serves on the Boards of Directors of WebMD Health Corp. (NASDAQ: WBMD), Alliance HealthCare Services, Inc. (NASDAQ: AIQ), and Resources Connection, Inc. (NASDAQ: RECN). Mr. Dimick also served on the Boards of Directors of Thoratec Corporation from 2003 to October 2015, at which time it was purchased by St. Jude Medical, Inc., and HLTH Corporation from 2002 to 2009, at which time it was merged into WebMD Health Corp. Mr. Dimick has invaluable experience and knowledge regarding the business, platforms, strategies, challenges, opportunities, and management of Mylan, among other matters. Mr. Dimick’s qualifications to serve on the Mylan Board include, among others, this experience, as well as his independence, substantial industry experience, judgment, business and accounting background, and judgment.

Melina Higgins

Currently retired, Ms. Higgins held senior roles of increasing responsibility at The Goldman Sachs Group, Inc. (NYSE: GS), including Partner and Managing Director, during her nearly 20-year career at the firm from 1989 to 1992 and 1994 to 2010. During her tenure at Goldman Sachs, Ms. Higgins served as a member of the Investment Committee of the Principal Investment Area, which oversaw and approved global private equity and private debt investments and was one of the largest alternative asset managers in the world. She also served as head of the Americas and as co-chairperson of the Investment Advisory Committee for the GS Mezzanine Partners funds, which managed over $30 billion of assets and were global leaders in their industry. Ms. Higgins also serves on the Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government. In September 2013, Ms. Higgins joined the Board of Directors of Genworth Financial Inc. (NYSE: GNW), an insurance company. In January 2016, Ms. Higgins became non-executive Chairman of Antares Midco Inc., a private company that provides financing solutions for middle-market, private equity-backed transactions. Ms. Higgins’ qualifications to serve on the Mylan Board include, among others, her independence, broad experience in finance, and judgment.

Douglas J. Leech, C.P.A.*

Mr. Leech is the founder and principal of DLJ Advisors. From 1999 to 2011, he was Founder, Chairman, President and Chief Executive Officer of Centra Bank, Inc. and Centra Financial Holdings, Inc., prior to which he was Chief Executive Officer, President of the southeast region, and Chief Operating Officer of Huntington National Bank. Mr. Leech also served on the Board of Directors of United Bankshares, Inc. (NASDAQ: UBSI) from 2011 to 2015. Mr. Leech’s public accounting, audit, and professional experience has provided him financial and business expertise and leadership experience. In addition, Mr. Leech has invaluable experience and knowledge regarding the business, platforms, strategies, challenges, opportunities, and management of Mylan, among other matters. Mr. Leech’s qualifications to serve on the Mylan Board include, among others, this experience, as well as his independence, years of business experience, and judgment.

Rajiv Malik

Mr. Malik has served as Mylan’s President since January 1, 2012. Previously, Mr. Malik held various senior roles at Mylan, including Executive Vice President and Chief Operating Officer from July 2009 to December 2012, and Head of Global Technical Operations from January 2007 to July 2009. In addition to his oversight of day-to-day operations of Mylan as President, Mr. Malik has been instrumental in identifying, evaluating, and executing on significant business development opportunities, expanding and optimizing Mylan’s product portfolio, and leveraging Mylan’s global R&D capabilities, among other important contributions. Previously, he served as Chief Executive Officer of Matrix Laboratories Limited (n/k/a Mylan Laboratories Limited) from July 2005 to June 2008. Prior to joining Matrix, he served as Head of Global Development and Registrations for Sandoz GmbH from September 2003 to

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July 2005. Prior to joining Sandoz, Mr. Malik was Head of Global Regulatory Affairs and Head of Pharma Research for Ranbaxy from October 1999 to September 2003. Mr. Malik’s qualifications to serve on the Mylan Board include, among others, his extensive industry and leadership experience, his understanding of the Asia-Pacific region and other growth markets, and his knowledge about Mylan and judgment.

Joseph C. Maroon, M.D.

Dr. Maroon is Professor, Heindl Scholar in Neuroscience and Vice Chairman of the Department of Neurosurgery, UPMC, and has held other positions at UPMC since 1998. He also has served as the team neurosurgeon for the Pittsburgh Steelers since 1981. From 1995 to 1998, Dr. Maroon was Professor and Chairman of the Department of Surgery at Allegheny General Hospital, and from 1984 to 1999 he was Professor and Chairman of the Department of Neurosurgery at Allegheny General Hospital. Dr. Maroon has earned numerous awards for his contributions to neurosurgery from various national and international neurological societies throughout his career, and patients travel from all over the world to seek his care. In addition, Dr. Maroon has invaluable experience and knowledge regarding the business, platforms, strategies, challenges, opportunities, and management of Mylan, among other matters. Dr. Maroon’s qualifications to serve on the Mylan Board include, among others, this experience, as well as his independence, exceptional medical and leadership experience, and judgment.

Mark W. Parrish

Mr. Parrish has served as Chairman and Chief Executive Officer of TridentUSA Health Services, a provider of mobile X-ray and laboratory services to the long-term care industry, since 2008. Since January 2013, Mr. Parrish has also served on the Board of Directors of Omnicell, Inc. (NASDAQ: OMCL), a company that specializes in healthcare technology. Mr. Parrish also serves on the Boards of Directors of Silvergate Pharmaceuticals, a private company that develops and commercializes pediatric medications, and GSMS, a private company that specializes in meeting unique labeling and sizing needs for its customers and pharmaceutical packaging, serialization, and distribution. From 2001 to 2007, Mr. Parrish held management roles of increasing responsibility with Cardinal Health Inc. (NYSE: CAH) and its affiliates, including Chief Executive Officer of Healthcare Supply Chain Services for Cardinal Health from 2006 to 2007. Mr. Parrish also serves as President of the International Federation of Pharmaceutical Wholesalers, an association of pharmaceutical wholesalers and pharmaceutical supply chain service companies, and senior adviser to Frazier Healthcare Ventures, a healthcare oriented growth equity firm.

Mr. Parrish’s qualifications to serve on the Mylan Board include, among others, his independence, extensive industry, business, and leadership experience, knowledge of the healthcare industry, and judgment.

Rodney L. Piatt, C.P.A.*

Mr. Piatt is the Lead Independent Director and has served as Vice Chairman of the Mylan Board since May 2009. Since 1996, he has also been President and owner of Horizon Properties Group, LLC, a real estate and development company. Since 2003, Mr. Piatt has also served as Chief Executive Officer and Director of Lincoln Manufacturing Inc., a steel and coal manufacturing company. Mr. Piatt is also on the Board of Directors of AccuTrex Products, Inc., a private company that manufactures a wide range of custom products for diverse and demanding industries throughout the world. Mr. Piatt brings extensive experience to the Mylan Board as an auditor and a successful business owner. In addition, Mr. Piatt has invaluable experience and knowledge regarding the business, platforms, strategies, challenges, opportunities, and management of Mylan, among other matters. Mr. Piatt’s qualifications to serve on the Mylan Board include, among others, this experience, as well as his independence, financial and business expertise, leadership experience, and judgment.

Randall L. (Pete) Vanderveen, Ph.D., R.Ph.

Dr. Vanderveen is currently Professor of Pharmaceutical Policy and Economics, Senior Adviser to the Leonard D. Schaeffer Center of Health Policy and Economics, Director of the Margaret and John Biles Center for Leadership, and Senior Adviser to the Dean for Advancement at the School of Pharmacy, University of Southern California in Los Angeles, California. Dr. Vanderveen previously served as Dean, Professor and John Stauffer Decanal Chair of the USC School of Pharmacy from 2005 to 2015 where he was named “Outstanding Pharmacy Dean in the Nation” in 2013 by the American Pharmacist Association. From 1998 to 2005, he served as Dean and Professor of Pharmacy of the School of Pharmacy and the Graduate School of Pharmaceutical Sciences at Duquesne University, before which he was Assistant Dean at Oregon State University from 1988 to 1998. Dr. Vanderveen has an extensive pharmaceutical and academic background. In addition, Dr. Vanderveen has invaluable experience and knowledge regarding the business, platforms, strategies, challenges, opportunities, and management of Mylan, among other matters. Dr. Vanderveen’s qualifications to serve on the Mylan Board include, among others, this experience, as well as his independence, pharmaceutical and leadership experience, and judgment.

*	C.P.A. distinctions refer to “inactive” status.

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Board committees

The standing Committees of the Mylan Board include the Audit Committee, the Compensation Committee, the Compliance Committee, the Executive Committee, the Finance Committee, the Governance and Nominating Committee, and the Science and Technology Committee. Each Committee operates under a written charter.

Audit Committee

The Audit Committee’s responsibilities include, among others: the appointment (other than the independent auditor of annual accounts prepared in accordance with Dutch law), compensation, retention, oversight, and replacement of Mylan’s independent registered public accounting firm; approving the scope, procedures and fees for the proposed audit for the current year and reviewing the scope, conduct and findings of any financial or internal control-related audit performed by the independent registered public accounting firm; reviewing the organization, responsibilities, plans and resources of the internal audit function; reviewing with management both Mylan’s financial statements and related disclosures and management’s assessment of Mylan’s internal control over financial reporting; reviewing, including reviewing and discussing with management (including Mylan’s internal audit function) and the independent registered public accounting firm, as appropriate, Mylan’s processes and procedures with respect to risk assessment and risk management; and reviewing, approving, ratifying or rejecting “transactions” between Mylan and “related persons” (each as defined in Item 404 of Regulation S-K). All of the members of the Audit Committee are independent Directors, as required by and as defined in the audit committee independence standards of the SEC and the applicable NASDAQ listing standards. The Mylan Board has determined that each of the Audit Committee members – Mr. Dimick, Ms. Higgins, Mr. Leech, and Mr. Piatt – is an “audit committee financial expert,” as that term is defined in the rules of the SEC. The Mylan Board has also approved Mr. Dimick’s concurrent service on the audit committees of more than two other public companies.

The current members of the Audit Committee are Neil Dimick (Chairperson), Melina Higgins, Douglas J. Leech and Rodney L. Piatt.

Compensation Committee

The Compensation Committee’s responsibilities include, among others: reviewing and recommending to the non-executive, independent (in accordance with the NASDAQ listing standards) members of the Mylan Board corporate goals and objectives relevant to the Executive Chairman’s, CEO’s, and other executive Directors’

compensation, evaluating such individual’s performance, and determining (with respect to the CEO’s and other executive Directors’ compensation) and providing recommendations to the non-executive, independent members of the Mylan Board with respect to such individual’s compensation based on these evaluations. The Compensation Committee also exercises oversight of, and provides recommendations to the Mylan Board as appropriate regarding, the compensation of the other executive officers of Mylan and applicable compensation programs and incentive compensation plans, as well as the compensation of independent directors. All of the members of the Compensation Committee are independent Directors as defined in the applicable NASDAQ listing standards.

The current members of the Compensation Committee are Wendy Cameron (Chairperson), Neil Dimick and Mark W. Parrish.

Compliance Committee

The Compliance Committee oversees the Chief Compliance Officer’s implementation of Mylan’s Corporate Compliance Program and, as appropriate, makes recommendations to the Mylan Board with respect to the formulation or re-formulation of, and the implementation, maintenance, and monitoring of, Mylan’s Corporate Compliance Program and Code of Business Conduct and Ethics as may be modified, supplemented or replaced from time to time, designed to support and promote compliance with corporate policies and legal rules and regulations. All of the members of the Compliance Committee are independent Directors as defined in the NASDAQ listing standards.

The current members of the Compliance Committee are Mark W. Parrish (Chairperson), the Hon. Robert J. Cindrich, JoEllen Lyons Dillon, Joseph C. Maroon and Randall L. (Pete) Vanderveen.

Executive Committee

The Executive Committee exercises those powers of the Mylan Board not otherwise limited by a resolution of the Mylan Board or by law.

The current members of the Executive Committee are Robert J. Coury (Chairperson), Neil Dimick and Rodney L. Piatt.

Finance Committee

The Finance Committee advises the Mylan Board with respect to, and by discharging the duties and responsibilities delegated to it by the Mylan Board in respect of, material financial matters and transactions of Mylan including, but not limited to: reviewing and overseeing material mergers, acquisitions, and combinations with other companies; swaps and other

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derivatives transactions; the establishment of credit facilities; potential financings with commercial lenders; and the issuance and repurchase of Mylan’s debt, equity, hybrid or other securities. All of the members of the Finance Committee are independent Directors as defined in the applicable NASDAQ listing standards.

The current members of the Finance Committee are Melina Higgins (Chairperson), Neil Dimick, Douglas J. Leech, Mark W. Parrish and Rodney L. Piatt.

Governance and Nominating Committee

The Governance and Nominating Committee (the “G&N Committee”) advises the Mylan Board with respect to corporate governance matters as well as the nomination or re-nomination of director candidates and its responsibilities also include overseeing both the Mylan Board’s review and consideration of shareholder recommendations for director candidates and the Mylan Board’s annual self-evaluation. Additionally, the Governance and Nominating Committee oversees director orientation and Mylan Board continuing education programs and makes recommendations to the Mylan Board with respect to the annual evaluation of independence of each director and, as needed, the appointment of directors to committees of the Mylan Board and the appointment of a chair of each committee. All of the members of the Governance and Nominating Committee are independent directors as defined in the applicable NASDAQ listing standards. The current members of the Governance and Nominating Committee are Douglas J. Leech (Chairperson), Wendy Cameron, the Hon. Robert J. Cindrich, Joseph C. Maroon and Rodney L. Piatt.

Science and Technology Committee

The Science and Technology Committee serves as a sounding board as requested by management and, at the Mylan Board’s request, reviews Mylan’s research and development strategy and portfolio from time to time from a scientific and technological perspective.

The current members of the Science and Technology Committee are Joseph C. Maroon (Chairperson), Heather Bresch, the Hon. Robert J. Cindrich, Rajiv Malik and Randall L. (Pete) Vanderveen.

Code of Ethics; Corporate Governance Principles; Code of Business Conduct and Ethics; Dutch Corporate Governance Code

The Mylan Board has adopted a Code of Ethics that applies to Mylan’s principal executive officer, principal financial officer, and corporate controller (“Code of Ethics”). The Mylan Board also has adopted Corporate Governance Principles as well as a Code of Business Conduct and Ethics applicable to all Directors, officers, and employees.

Copies of the Code of Ethics, the Corporate Governance Principles, and the Code of Business Conduct and Ethics for Mylan N.V. are posted on Mylan’s website at http://www.mylan.com/company/corporate-governance. Copies of the Code of Ethics, the Corporate Governance Principles, and the Code of Business Conduct and Ethics for Mylan are also available in print to shareholders upon request, addressed to Mylan N.V.’s Corporate Secretary at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, United Kingdom. Mylan intends to post any amendments to and waivers from the Code of Ethics on its website as identified above.

Mylan is subject to the U.S. Sarbanes-Oxley Act of 2002, SEC regulations and the NASDAQ listing standards. In addition, the Dutch Corporate Governance Code (the “Dutch Code”) applies to Mylan. The Dutch Code contains principles and best practice provisions that regulate relations between the Mylan Board and Mylan’s shareholders. The Dutch Code is divided into five sections which address the following topics: (i) compliance with and enforcement of the Dutch Code, (ii) the management board, including matters such as the composition of the board, selection of board members and director qualification standards, director responsibilities, board committees and term of appointment, (iii) the supervisory board, (iv) the shareholders and the general meeting of shareholders, and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor. Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NASDAQ or the TASE, are required under Dutch law to disclose in their annual board reports whether or not they apply the provisions of the Dutch Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate. Mylan complies with the principles and best practice provisions of the Dutch Code which are addressed to Mylan or the Mylan Board, except as explained below:

Remuneration (principles II.2 and III.7; best practice provisions II.2.4, II.2.5, II.2.8, III.7.1 and III.7.2)

Consistent with Mylan’s historical practices and market practice in the U.S., the primary trading jurisdiction of the Mylan Shares, and in order to further support Mylan’s ability to attract and retain the right highly qualified candidates for a Mylan Board position:

•

Options awarded to Mylan’s executive Directors as part of their remuneration are subject to time-based vesting and could (subject to the terms of the option awards) be exercisable during the first three years after the date of granting. Mylan’s executive Directors are, however, subject to stock ownership requirements,

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expressed as a multiple of base salary, which Mylan believes has the added benefit of further aligning the interests of its executive Directors with those of shareholders. Currently, each of Mylan’s executive Directors is required to hold stock with a value of four times his or her base annual salary, and Mylan’s Chief Executive Officer is required to hold stock with a value of six times her base annual salary. Shares actually owned (including shares held in Mylan’s 401(k) and profit sharing plan), as well as unvested restricted stock units (“RSUs”) and performance-based RSUs, but not stock options, count toward compliance with these requirements.

•	There is a vesting period and a minimum retention level for Mylan Shares awarded to Mylan’s executive Directors and Mylan’s Chairman as part of their remuneration. Apart from this minimum retention level, Mylan’s executive Directors and Mylan’s Chairman may generally sell their vested shares at any point in time, subject to Mylan policy and applicable security regulations. As noted above, Mylan’s executive Directors and Mylan’s Chairman are subject to stock ownership requirements.
•	Mylan’s non-executive Directors (other than Mylan’s Chairman) are granted remuneration in the form of shares and/or options as well as fees for their directorship and committee membership. Mylan’s Chairman is awarded options as part of his remuneration which options are subject to time-based vesting and could (subject to the terms of the option awards) be exercisable during the first three years after the date of granting. Mylan’s non-executive Directors (other than Mylan’s Chairman) are also subject to stock ownership requirements, which Mylan believes has the added benefit of further aligning the interests of its non-executive Directors with those of shareholders. Currently, each of Mylan’s non-executive Directors (other than Mylan’s Chairman) is required to hold stock with a value of four times his or her base annual retainer (based on shares owned outright as well as unvested RSUs, but not stock options). Mylan’s Chairman is required to hold stock with a value of six times his base annual salary (based on shares owned outright as well as unvested RSUs, but not stock options). Non-executive Directors serving on the Mylan Board (including its predecessor entity, Mylan Inc.) as of January 1, 2013 have until January 1, 2018 to meet the requirement, and each new non-executive Director will have five years from the date of his or her appointment to meet the requirement.
•	Pursuant to contracts originally executed several years ago and publicly disclosed, Mylan’s executive Directors may be entitled to a severance payment in excess of their annual salary, which also serves as recognition of the long-term involvement of certain of Mylan’s executive Directors with Mylan.

Retirement Schedule (best practice provision III.3.6)

Consistent with corporate practice in the U.S., all Mylan Board members are re-elected annually. Therefore, there is no need for a retirement schedule.

Audit Committee’s role (best practice provision III.5.4)

Although the Audit Committee considers aspects of Mylan’s financing transactions, Mylan’s Finance Committee has been designated by the Mylan Board with responsibility for reviewing, recommending, and/or overseeing approved or potential material business transactions, including but not limited to sources of potential financing and the implementation of such financing (consistent with common practice in the U.S.). Certain members of Mylan’s Audit Committee also are members of the Finance Committee.

Majority requirements for dismissal and setting-aside binding nominations (best practice provision IV.1.1)

Mylan’s Directors are appointed by the General Meeting upon the binding nomination by the Mylan Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for a Director, the Mylan Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Mylan Board fails to exercise its right to submit a binding nomination for a Director or fails to do so in a timely manner, the General Meeting may nominate and appoint a Director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

Directors may be suspended or removed by the General Meeting, with or without cause, at any time. The Mylan Articles provide that a resolution of the General Meeting to suspend or remove a Director pursuant to and in accordance with a proposal by the Mylan Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a Director other than pursuant to and in accordance with a proposal by the Mylan Board will require a two-thirds majority of the votes cast, representing more than half of the issued share capital.

Mylan believes that these provisions support the continuity of Mylan’s business and achievement of its mission to provide the world’s 7 billion people access to

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high quality medicine while delivering long-term shareholder value and safeguarding the interests of other stakeholders. The Mylan Board and the G&N Committee have carefully considered the structure, culture, operation, interactions, collaboration, and performance of the current Mylan Board; the talents, expertise, and contributions of individual Directors; the massive growth and creation of shareholder and other stakeholder value under the current Mylan Board’s leadership; the continued outstanding performance of Mylan; the anticipated future challenges and opportunities facing Mylan; and the Mylan Board’s ongoing commitment to ensuring the long-term sustainability of Mylan to the benefit of shareholders and other stakeholders. Nominations for Mylan Board seats are made after a careful and thorough selection process and are based, among others, on the foregoing considerations.

Analyst meetings, presentations and press conferences (best practice provision IV.3.1)

Mylan does not control the logistics of all analyst meetings, presentations and press conferences and, therefore, Mylan cannot ensure that all such meetings, presentations and press conferences can be followed in real time by the general public. However, Mylan is subject to, and complies with, the provisions of Regulation Fair Disclosure promulgated by the SEC and does announce in advance quarterly earnings and certain other presentations.

Non-Employee Director Compensation for 2015

The following table sets forth information concerning the compensation earned by the Directors who are not employees of Mylan or Mylan Inc. (the “Non-Employee Directors”) for 2015. Directors who are employees of Mylan Inc. do not receive any consideration for their service on the Mylan Board. A discussion of the elements of Non-Employee Director compensation follows the table.

Name	Fees Earned or Paid in Cash ($)	RSUs ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Wendy Cameron	121,167	165,050	50,014	21,453	357,684
Hon. Robert J. Cindrich	120,000	165,050	50,014	21,453	356,517
JoEllen Lyons Dillon	110,000	165,050	50,014	21,946	347,010
Neil Dimick	175,000	165,050	50,014	21,679	411,743
Melina Higgins	132,000	165,050	50,014	23,067	370,131
Douglas J. Leech	125,000	165,050	50,014	22,055	362,119
Joseph C. Maroon, M.D.	127,000	165,050	50,014	21,453	363,517
Mark W. Parrish	145,000	165,050	50,014	20,515	380,579
Rodney L. Piatt	232,833	165,050	50,014	21,453	469,350
Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	113,000	165,050	50,014	23,934	351,998

(1)	Represents the grant date fair value of the specific award granted to the Non-Employee Director. Option awards and restricted stock unit (“RSU”) awards granted in 2015 vest on May 1, 2016. For information regarding assumptions used in determining the amounts reflected in the table above, please refer to Note 11 to the Mylan’s Consolidated Financial Statements contained in the Form 10-K for the year ended December 31, 2015. The aggregate number of Mylan Shares subject to stock options held by the Non-Employee Directors as of December 31, 2015 were as follows: Ms. Cameron, 5,577; Judge Cindrich, 5,577; Ms. Dillon, 5,577; Mr. Dimick, 5,577; Ms. Higgins, 12,200; Mr. Leech, 5,577; Dr. Maroon, 5,577; Mr. Parrish, 5,577; Mr. Piatt, 82,128; and Dr. Vanderveen, 5,577. The number of unvested RSUs held by each of the Non-Employee Directors, as of December 31, 2015, was 3,258.
(2)	Represents the tax reimbursement payment from Mylan with respect to the excise tax imposed under Section 4985 of the Internal Revenue Code, as amended, in connection with the EPD Transaction (the “Transaction-Related Excise Tax”) imposed on stock options granted in 2014, so that, on a net after-tax basis, the Non-Employee Director would be in the same position as if the Transaction-Related Excise Tax had not been imposed.

Non-Employee Directors receive $100,000 per year in cash compensation for their service on the Mylan Board. Non-Employee Directors are also reimbursed for actual expenses relating to meeting attendance.

In addition:

•	The Chair of the Audit Committee receives an additional fee of $30,000 per year;
•	The Chair of the Compensation Committee receives an additional fee of $25,000 per year;
•	The Chair of the Compliance Committee receives an additional fee of $30,000 per year;
•	The Chair of the Finance Committee receives an additional fee of $20,000 per year;
•	The Chair of the Governance and Nominating Committee receives an additional fee of $10,000 per year;
•	The Chair of the Science and Technology Committee receives an additional fee of $10,000 per year;
•	Each member of the Executive Committee who is a Non-Employee Director receives an additional fee of $30,000 per year;
•	Each member of the Audit Committee and Compensation Committee receives an additional fee of $12,000 per year;
•	Each member of the Compliance Committee receives an additional fee of $10,000 per year;

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•	Each member of the Governance and Nominating Committee receives an additional fee of $7,000 per year;
•	Each member of the Finance Committee and the Science and Technology Committee receives an additional fee of $3,000 per year; and
•	Mr. Piatt, as the Lead Independent Director, receives an additional fee of $60,000 per year.

Non-Employee Directors are eligible to receive stock options or other grants under Mylan’s Amended and Restated 2003 Long-Term Incentive Plan (the “2003 Plan”). In November 2015, each Non-Employee Director was granted an option to purchase 2,603 Mylan Shares, at an exercise price of $50.66 per share, the closing price per Mylan Share on the date of grant, which option vested on May 1, 2016, and 3,258 RSUs, which also vested on May 1, 2016. Non-Employee Directors will also receive tax equalization payments for incremental tax liabilities, if any, incurred as a result of attendance at board meetings in the United Kingdom.

Stock Ownership Requirements. In February 2013, the Board of Mylan Inc. adopted stock ownership requirements for Non-Employee Directors, requiring Non-Employee Directors to hold shares valued at three times their annual retainer as long as they remain on the Mylan Board, and the Board of Directors of Mylan Inc. increased this ownership requirement to four times the annual retainer in April 2014. Mylan adopted the Mylan Inc. stock ownership requirement. Non-Employee Directors who were members of the Board of Mylan Inc. when this policy was initially adopted have until January 1, 2018 to comply, while each other Non-Employee Director has five years from his or her initial election to the Mylan Board or the Board of Directors of Mylan Inc., as applicable, to achieve this requirement. The policy was adopted to further demonstrate the alignment of Directors’ interests with shareholders for the duration of their service. As of June 1, 2016, all Non-Employee Directors, except for Ms. Lyons Dillon, satisfied the ownership requirement. Ms. Lyons Dillon joined the Mylan Board in April 2014 and has until April 2019 to satisfy this ownership requirement.

Named Executive Officers of Mylan

The table below sets forth certain information regarding Mylan’s named executive officers (the “NEOs”) as of December 31, 2015.

Name	Age	Position	Employee of Mylan since
Heather Bresch	46	Chief Executive Officer and Director	1992
Robert J. Coury(1)	55	Executive Chairman of the Board	2002
Rajiv Malik	55	President and Director	2007
Anthony Mauro	43	Chief Commercial Officer	1996
John D. Sheehan, C.P.A.(2)	55	Former Executive Vice President and Chief Financial Officer	2010

(1)	Effective June 24, 2016, Mr. Coury will transition to the role of non-employee Chairman of the Mylan Board.
(2)	Mr. Sheehan retired effective April 1, 2016. Mr. Sheehan’s successor is Kenneth Parks, who became Chief Financial Officer effective June 6, 2016. Mr. Parks was not an NEO as of December 31, 2015.

Below are the biographies for the NEOs. For the biographies of Heather Bresch, Rajiv Malik and Robert J. Coury, see “Biographies for the Members of the Board of Directors.”

Biographies of Named Executive Officers of Mylan

Mr. Parks has served as Chief Financial Officer of Mylan since June 6, 2016. Prior to that date, Mr. Parks served as senior vice president and chief financial officer for WESCO International (NYSE: WCC), a leading provider of electrical, industrial, and communication products. Prior to WESCO, Parks spent the majority of his career at United Technologies Corporation (“UTC”) in a variety of U.S. and international finance roles. He most recently served as vice president, Finance, for the $7 billion UTC Fire & Security division. Prior to this, he served as director of Investor Relations (IR) with responsibility for leading the IR function at UTC. Parks also held several roles at UTC’s $10 billion Carrier Corporation division including director, Financial Planning and Analysis (“FP&A”) and vice president of Operations Finance. He spent four years in Paris as Controller and then as director, FP&A for Carrier’s European, Middle East and Africa operations. Mr. Parks spent his early years at UTC in auditing, financial reporting and controllership. He began his career at the accounting firm Coopers & Lybrand, where he became a certified public accountant. Parks earned a Bachelor of Science degree in accounting from University of Tulsa.

Mr. Mauro has served as Chief Commercial Officer since January 4, 2016. Prior to that date, Mr. Mauro served as President, North America of Mylan since January 1, 2012. He served as President of Mylan Pharmaceuticals Inc. from 2009 through February 2013. In his 20 years at Mylan, Mr. Mauro has held roles of increasing responsibility, including Chief Operating Officer for Mylan Pharmaceuticals ULC in Canada and Vice President of Strategic Development, North America, and Vice President of Sales, North America for Mylan.

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Compensation of Named Executive Officers

The following table sets forth the cash and non-cash compensation paid to or earned by the NEOs for 2015.30 For the following table, and the accompanying narrative, references to Mylan will include Mylan and its subsidiaries and affiliates, including Mylan Inc.

Name and Principal Position	Salary ($)(2)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Changes in Pension Value and Non- qualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)	Total without Transaction- Related Excise Tax Reimbursement ($)(8)
Heather Bresch
Chief Executive Officer	1,330,769	–	5,200,046	1,300,007	3,900,000	768,216	6,432,030	18,931,068	13,102,073
John D. Sheehan
Former Executive Vice President and Chief Financial Officer(1)	675,000	–	1,560,074	390,008	1,300,000	355,679	1,235,718	5,516,479	4,447,422
Rajiv Malik
President	1,019,231	–	3,200,041	800,017	2,500,000	970,676	11,411,770	19,901,735	15,042,664
Anthony Mauro
Chief Commercial Officer	634,615	–	1,250,036	312,517	1,437,500	–	1,216,500	4,851,168	3,830,446
Robert J. Coury
Executive Chairman	1,401,923	–	4,860,067	1,215,004	3,375,000	1,606,533	5,242,131	17,700,658	13,428,369

(1)	Mr. Sheehan retired from Mylan effective April 1, 2016.
(2)	Represents the value of the base salary actually paid to the NEOs in 2015. The annual base salary approved by the Compensation Committee for each of the NEOs is payable in accordance with Mylan’s normal payroll practices for its senior executives, so that an NEO’s total base salary amount is paid to him or her in 26 equal bi-weekly installments. 2015 included an additional payment date, (a total of 27 payments were made in 2015), therefore the amounts shown for 2015 are greater than the applicable NEO’s annual base salary.
(3)	Represents the grant date fair value of the stock awards granted to the NEO in 2015. For information regarding assumptions used in determining such expense, please refer to Note 11 to Mylan’s Consolidated Financial Statements contained in the Form 10-K for the year ended December 31, 2015.
(4)	Represents the grant date fair value of the option awards granted to the NEO in 2015. For information regarding assumptions used in determining such expense, please refer to Note 11 to Mylan’s Consolidated Financial Statements contained in the Form 10-K for the year ended December 31, 2015.
(5)	Represents amounts paid under Mylan’s non-equity incentive compensation plan.
(6)	Represents the aggregate change in present value of the applicable NEO’s accumulated benefit under his or her respective retirement benefit agreement (“RBA”) or the Amended Retirement Benefit Agreement (“Amended RBA”) for Mr. Coury. In computing these amounts, Mylan used the same assumptions that were used to determine the expense amounts recognized in Mylan’s 2015 financial statements. In 2015, the impact of a decrease in the applicable discount rates led to an increase in the present value of accumulated benefits of approximately $129,954 for Ms. Bresch, approximately $13,091 for Mr. Sheehan, and approximately $37,751 for Mr. Malik.
(7)	Amounts shown in this column are detailed in the chart below.
(8)	In order to show the effect that the one-time tax reimbursement with respect to the Transaction-Related Excise Tax had on total compensation, as determined under applicable SEC rules, Mylan has included an additional column to show total compensation less this item. The amounts reported in the Total without Transaction-Related Excise Tax Reimbursement column differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total without Transaction-Related Excise Tax Reimbursement represents total compensation, as determined under applicable SEC rules, minus the value of the one-time tax reimbursement with respect to the Transaction-Related Excise Tax reported in the All Other Compensation column. The tax reimbursement with respect to the Transaction-Related Excise Tax was a one-time payment so that, on a net after-tax basis, the NEO would be in the same position as if the Transaction-Related Excise Tax had not been imposed.

	Use of Company- Provided Automobile ($)(a)	Personal Use of Company Aircraft ($)(b)	Lodging Reimbursement ($)(c)	Expatriate Benefits ($)(d)	401(k) and Profit Sharing Plan Matching and Profit Sharing Contribution ($)(e)	Restoration Plan Contribution ($)(f)	Transaction- Related Excise Tax Reimbursement ($)(g)	Other ($)(h)
Heather Bresch	19,200	310,312	–	–	28,792	218,454	5,828,995	26,277
John D. Sheehan	19,200	4,506	–	–	28,800	100,100	1,069,057	14,055
Rajiv Malik	23,392	29,557	50,000	6,333,891	–	–	4,859,071	115,859
Anthony Mauro	19,200	–	–	–	28,800	131,918	1,020,722	15,860
Robert J. Coury	38,931	605,255	–	–	28,800	265,300	4,272,289	31,556

(a)	In the case of Ms. Bresch and Messrs. Sheehan and Mauro, these numbers represent a vehicle allowance. In the case of Messrs. Malik and Coury, this number represents the cost of a vehicle (based on lease value), insurance, and, in the case of Mr. Coury only, ancillary expenses associated with such vehicle.
(b)	Amounts disclosed represent the actual aggregate incremental costs incurred by Mylan associated with the personal use of Mylan’s aircraft Incremental costs include annual average hourly fuel and maintenance costs, landing and parking fees, customs and handling charges, passenger catering and ground transportation, crew travel expenses, away from home hanger fees, and other trip-related variable costs. Because the aircrafts are used primarily for business travel, incremental costs exclude fixed costs that do not change based on usage, such as pilots’ salaries, aircraft purchase or lease costs, home-base hangar costs, and certain maintenance fees. Aggregate incremental cost as so determined with respect to personal deadhead flights is allocable to the NEO. In certain instances where there are both business and personal passengers, the incremental costs per hour are pro-rated.
(c)	Represents a housing allowance afforded to Mr. Malik.

[30]	Mr. Parks was not an NEO in 2015, and did not receive any compensation from Mylan in 2015.

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(d)	Expatriate benefits for Mr. Malik represent income taxes paid by Mylan in connection with Mr. Malik’s expatriate assignment to the United States from India effective January 1, 2012. Specifically, Mr. Malik is responsible for, and has continued to pay taxes equal to those he would have been obligated for had he maintained his principal work location and residence in India rather than having transferred, at Mylan’s request, to the United States, while Mylan has responsibility for all additional taxes, including Mr. Malik’s tax obligations on the imputed income associated with Mylan’s payment of taxes on his behalf. Amounts shown for 2015 for Mr. Malik are net of Mylan’s estimated tax refunds for each year. Estimated refunds were approximately $1.1 million for 2015. Expatriate benefits for Mr. Mauro represent income taxes paid by Mylan in connection with certain equity awards held by Mr. Mauro relating to a period when he provided services in Canada.
(e)	Amounts disclosed for Ms. Bresch included a matched contribution of $10,592, and a profit sharing contribution from Mylan of $18,200. Such amounts for each of Messrs. Sheehan, Mauro, and Coury were $10,600 and $18,200, respectively. Ms. Bresch and Messrs. Sheehan and Coury are no longer eligible to receive matching contributions under the 401(k) Restoration Plan (the “Restoration Plan”).
(f)	Represents profit sharing contribution under the Restoration Plan. Effective April 1, 2013, Ms. Bresch and Messrs. Sheehan and Coury are no longer eligible to receive matching contributions under the Restoration Plan.
(g)	Represents the one-time tax reimbursement payment with respect to the Transaction-Related Excise Tax imposed on awards granted under Mylan’s One-Time Special Performance-Based Incentive Program and the stock options granted in 2014, so that, on a net after-tax basis, the NEO would be in the same position as if the Transaction-Related Excise Tax had not been imposed. Further information regarding this payment can be found in Mylan’s Form 10-K/A for the fiscal year ended December 31, 2015.
(h)	Represents out-of-pocket medical, vision, health insurance, long-term disability, and life insurance retention plan premiums. For Mr. Malik, it also represents employee contributions to the Provident Fund, a statutory plan in India, and a health insurance premium. Also includes: events and memberships; certain security services; life insurance retention plan premium for Ms. Bresch and Mr. Mauro; long-term disability premium for Ms. Bresch and Messrs. Sheehan, Mauro, and Coury; and executive physicals for Ms. Bresch and Mr. Sheehan.

Employment Agreements

Mylan was party to employment agreements with each of the NEOs in 2015. The information below is based on the employment agreements in effect as of December 31, 2015.

Mr. Coury. Mylan and Mr. Coury entered into an employment agreement in February 2014, effective January 1, 2014. Mr. Coury’s employment agreement has a term of five years (through January 1, 2019, unless earlier terminated or extended in accordance with its terms). As Mylan’s most senior leader, Mr. Coury is responsible for the overall strategic direction of Mylan, leadership of the Mylan Board, oversight of talent management and retention, shareholder outreach, business development, and mergers and acquisitions. Pursuant to his employment agreement in effect as of December 31, 2015, Mr. Coury is entitled to an annual base salary of $1,350,000 and is eligible for an annual performance-based target bonus of at least 125 percent of base salary which will be payable upon the achievement of the performance targets. Mr. Coury is also entitled to participate in long-term incentive and equity plans of Mylan at the discretion of the Compensation Committee and to receive employee benefits and other fringe benefits no less favorable than the benefits to which he was entitled under his original employment agreement. Throughout the term of the agreement and for a period of two years following Mr. Coury’s termination of employment for any reason, he may not engage in activities that are competitive with Mylan’s activities and may not solicit Mylan’s customers or employees.

Ms. Bresch and Messrs. Sheehan, Malik, and Mauro. Mylan entered into amended and restated employment agreements with Ms. Bresch and Mr. Malik in February 2014, effective January 1, 2014 (through December 31, 2018, unless earlier terminated or extended in accordance with its terms), entered into an amended and restated employment agreement with Mr. Sheehan in July 2013, and entered into an amended and restated employment agreement with Mr. Mauro in

October 2011, effective January 1, 2012, which was further amended on April 10, 2015 and January 8, 2016. Each of these agreements provides for the payment of a minimum base salary as of December 31, 2015 of $1,300,000, $650,000, $1,000,000, and $625,000, with respect to Ms. Bresch and Messrs. Sheehan, Malik, and Mauro, respectively, subject to reduction only in the event of similar decreases among Mylan’s executives in the case of Ms. Bresch and Messrs. Malik and Mauro. Each employment agreement also provides for the executive’s eligibility to receive a discretionary bonus and fringe benefits of employment as are customarily provided to senior executives of Mylan Inc.

The agreements provide for a target bonus equal to 150 percent, 100 percent, 125 percent, and 115 percent of base salary with respect to Ms. Bresch and Messrs. Sheehan, Malik, and Mauro, respectively. Each of Ms. Bresch, Messrs. Sheehan, Malik, and Mauro’s agreements also provide that throughout the term of the agreement and for a period of one year following the executive’s termination of employment for any reason, the executive may not engage in activities that are competitive with Mylan’s activities and may not solicit Mylan’s customers or employees.

Retirement Benefit Agreements

In December 2004, Mylan Inc. entered into an RBA with Mr. Coury. This RBA has been modified from time to time (the “Amended RBA”). Additionally, Mylan Inc. entered into RBAs with Ms. Bresch and Mr. Malik in August 2009, and Mr. Sheehan in February 2011 (together with Mr. Coury’s Amended RBA, the “RBAs”). The information below is based upon the RBAs in effect as of December 31, 2015.

Pursuant to the Amended RBA, upon any termination of employment, Mr. Coury is entitled to receive a lump sum retirement benefit (the “Retirement Benefit”) equal to the present value of a monthly retirement benefit equal to 50 percent of the sum of his base salary as of December 31, 2011, and the average of the three highest annual cash bonuses paid to Mr. Coury during the five

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years preceding January 1, 2012, for a period of 15 years, discounted to Mr. Coury’s current age from 55. As a result of his years of service, Mr. Coury has fully vested in his Retirement Benefit. Pursuant to the terms of the Amended RBA, Mr. Coury is eligible to receive a supplemental retirement benefit equal to 20 percent of the sum of his base salary as of December 31, 2011 and the average of the three highest annual cash bonuses paid to Mr. Coury in the five years preceding January 1, 2012 (the “Supplemental Retirement Benefit”). The Supplemental Retirement Benefit vested 50 percent on January 1, 2013 and 50 percent on January 1, 2014. In connection with the extension of his employment agreement in 2014, Mr. Coury’s RBA was amended to fix the discount rate used for purposes of the RBA, so that Mylan Inc.’s obligation would no longer be subject to variations in the appropriate discount rate.

Pursuant to the RBAs of Ms. Bresch and Messrs. Sheehan and Malik, upon retirement following completion of ten or more years of service, each executive would be entitled to receive a lump sum retirement benefit equal to the present value of an annual payment of 20 percent, 15 percent, and 15 percent, respectively, of the sum of their base salary and target annual bonus on the date of retirement, for a period of 15 years, discounted to the executive’s current age from age 55. Having completed ten years of continuous service as an executive, Ms. Bresch is now vested 100 percent in her retirement benefit. Mr. Sheehan completed his fifth year of service with Mylan on April 1, 2015, and vested 50 percent in his retirement benefit on such date, with an additional 10 percent vesting on April 1, 2016, at which time Mr. Sheehan retired from Mylan and ceased additional vesting in his retirement benefit. Mr. Malik has completed nine years of continuous service with Mylan, and has vested 90 percent in his retirement benefit, with an additional 10 percent of the retirement benefit vesting after each year of services for up to one additional year.

Upon the occurrence of a change in control of Mylan, each executive would become fully vested in his or her retirement benefit and would be entitled to receive a lump sum payment equal to the net present value of the retirement benefit, further discounted to the executive’s current age from age 55, as soon as practicable following any subsequent termination of employment. If an executive dies while employed by Mylan, the executive’s beneficiary would be entitled to receive a lump sum payment equal to the greater of (i) two times the executive’s current base salary or (ii) the net present value of the retirement benefit. Each of the relevant executive officers executed a one-time waiver providing that the EPD Transaction did not constitute a change in control for purposes of the RBAs.

Ms. Bresch and Messrs. Sheehan and Malik’s RBAs provide that if the executive’s employment is terminated without cause or for good reason, the executive will receive additional years of service credit corresponding to the applicable severance multiplier under his or her Transition and Succession Agreement.

Each of the RBAs provides that the executive is prohibited for one year following termination from engaging in activities that are competitive with Mylan’s activities, provided that this provision will have no effect if, after the occurrence of a change in control, Mylan refuses, fails to make, or disputes any payments to be made to the executive under the RBA, whether or not the executive actually receives payments under the RBA.

Ms. Bresch and Messrs. Sheehan and Malik’s RBAs provide that during the five-year period following termination, except for any termination occurring following a change in control, Mylan may request that the executive provide consulting services for Mylan, which services will be reasonable in scope, duration, and frequency, and not to exceed 20 hours per month. The hourly rate for such consulting services will be determined by the parties at the time, but may not be less than $500 per hour, payable monthly. The executive would also be entitled to reimbursement of all out-of-pocket expenses incurred in the course of providing these services.

In 2007, Mylan established a nonqualified deferred compensation plan for Mr. Malik, who was then living outside the United States and therefore unable to participate in Mylan’s 401(k) plan. Although Mylan no longer contributes to the account, the plan account will be distributed to Mr. Malik upon Mylan’s termination of the plan, the termination of Mr. Malik’s employment, or other qualifying distribution events, such as his retirement, disability, or death.

Potential Payments Upon Termination or Change in Control

The following discussion summarizes the termination and change in control-related provisions of the employment agreements, RBAs, and transition and succession agreements entered into between Mylan and the applicable NEO and in effect as of December 31, 2015, and termination of employment and change in control provisions under the 2003 Plan.

Termination Under Employment Agreements

Mr. Coury. Under Mr. Coury’s employment agreement in effect as of December 31, 2015, if Mr. Coury’s employment were terminated for any reason, he will be entitled to a payment equal to three times his “annual cash compensation” (defined as the sum of Mr. Coury’s base salary as in effect on December 31, 2011, plus the higher of (i) the average annual bonus awarded to

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Mr. Coury with respect to 2009, 2010, and 2011 or (ii) Mr. Coury’s 2011 target bonus), and a pro-rated annual bonus for the year of termination based on actual performance, which would be reduced by Mylan-provided death benefits in the event of the termination of Mr. Coury’s employment due to death. Mr. Coury will also be provided with continued health and other benefits and aircraft usage for three years following any such termination of employment, and will be eligible to participate in Mylan’s Supplemental Health Insurance Plan. In addition, if Mr. Coury’s employment is terminated without “cause” or for “good reason” (each as defined under his employment agreement in effect as of December 31, 2015), all equity-based awards and Mr. Coury’s $20 million performance incentive award will fully vest.

Ms. Bresch. Under Ms. Bresch’s employment agreement in effect as of December 31 2015, if Ms. Bresch were to resign for “good reason” or be terminated by Mylan without “cause” (each as defined in her employment agreement in effect as of December 31, 2015), or if her employment were terminated due to death or disability, in each case, prior to a change in control, she would be entitled to a lump sum payment equal to two times her annual base salary, two years of health benefits at Mylan’s cost, and a pro rata bonus based upon the actual bonus she would have been entitled to receive for the fiscal year in which the termination occurs. Such payments and benefits would be reduced by Mylan-provided death or disability benefits in the event of termination of Ms. Bresch’s employment due to death or disability. Pursuant to the applicable individual award agreements, if Ms. Bresch’s employment is terminated without cause or for good reason, all outstanding equity-based awards granted to Ms. Bresch would have fully vested. Pursuant to the terms of Ms. Bresch’s employment agreement in effect as of December 31, 2015, if the term of employment were not extended or renewed, she would have been entitled to the same payments and benefits as if she had been terminated without cause. If Mylan had offered to renew Ms. Bresch’s term of employment on substantially similar terms and conditions, and Ms. Bresch rejected such offer, she would have been entitled to a lump sum payment equal to 12 months’ continuation of base salary and health benefits at Mylan’s cost.

Mr. Sheehan. Under Mr. Sheehan’s employment agreement as in effect as of December 31, 2015, if Mr. Sheehan were to resign for “good reason” or be terminated by Mylan without “cause” (each as defined in his employment agreement in effect on December 31, 2015), or if his employment were terminated due to death or disability, in each case, prior to a change in control, he would be entitled to a lump sum payment equal to his annual base salary, 12 months of health benefits at Mylan’s cost, plus a pro rata bonus equal to the bonus he would have been entitled to receive for the fiscal year in which the termination occurs. Such payments and benefits would be reduced by Mylan-provided death or disability benefits in the event of termination of Mr. Sheehan’s employment due to death or disability. If Mylan had failed to extend or renew the term of employment in Mr. Sheehan’s employment agreement as in effect on December 31, 2015 on terms mutually acceptable to him and Mylan, by the terms of his employment agreement in effect on December 31, 2015, he would be entitled to a lump sum payment equal to 12 months’ continuation of base salary and health benefits at Mylan’s cost.

Mr. Malik. Under Mr. Malik’s employment agreement in effect as of December 31, 2015, if Mr. Malik were to resign for “good reason” or be terminated by Mylan without “cause” (each as defined in his employment agreement in effect as of December 31, 2015), or if his employment were terminated due to death or disability, in each case, prior to a change in control, he would be entitled to a lump sum payment equal to one-and-one-half times his annual base salary, 18 months of health benefits at Mylan’s cost, and a pro rata bonus based upon the actual bonus he would have been entitled to receive for the fiscal year in which the termination occurs. Such payments and benefits would be reduced by Mylan-provided death or disability benefits in the event of termination of Mr. Malik’s employment due to death or disability. Pursuant to the applicable individual award agreements, if Mr. Malik were to resign for good reason or be terminated by Mylan without cause, all outstanding equity-based awards granted to Mr. Malik beginning in 2013 would have fully vested. Pursuant to the terms of Mr. Malik’s employment agreement in effect as of December 31, 2015, if the terms of employment were not extended or renewed, he would have been entitled to the same payments and benefits as if he had been terminated without cause. If Mylan had offered to renew Mr. Malik’s term of employment on substantially similar terms and conditions, and Mr. Malik rejected such offer, he would have been entitled to a lump sum payment equal to 12 months’ continuation of base salary and health benefits at Mylan’s cost.

Mr. Mauro. Under Mr. Mauro’s employment agreement in effect on December 31, 2015, if Mr. Mauro were to be discharged by Mylan without “cause” (as defined in his employment agreement in effect on December 31, 2015) or if his employment were terminated due to death or disability, in each case, prior to a change in control, he would be entitled to a lump sum payment equal to his annual base salary, 12 months of health benefits at Mylan’s cost and a pro rata bonus equal to the bonus he would have been entitled to receive for the fiscal year in which the termination occurs.

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Such payments and benefits would be reduced by Mylan-provided death or disability benefits in the event of termination of Mr. Mauro’s employment due to death or disability. If the term of employment in Mr. Mauro’s employment agreement in effect on December 31, 2015 was not extended or renewed, he would have been entitled to the same payments and benefits as if he had been terminated without cause.

Termination Under Transition and Succession Agreements (Change in Control)

Mr. Coury. Pursuant to Mr. Coury’s prior employment agreement, Mr. Coury waived his right to the cash severance payments and continuation benefits under his Transition and Succession Agreement dated December 2, 2004, as amended. This waiver does not apply to Mr. Coury’s right under the Transition and Succession Agreement to receive from Mylan a gross-up payment for any excise tax on “excess parachute payments” and reimbursement of legal fees associated with good faith disputes regarding termination of employment, in seeking benefits under the Transition and Succession Agreement.

Pursuant to Mr. Coury’s employment agreement in effect as of December 31, 2015, if a change in control had occurred on December 31, 2015, and Mr. Coury’s employment had been terminated without cause or for good reason on the same date, then Mr. Coury would not have been entitled to payment of cash severance or continuation benefits under his Transition and Succession Agreement. However, under his employment agreement in effect as of December 31, 2015, he would be entitled to the cash severance and other benefits described above under “Employment Agreements.”

Ms. Bresch and Messrs. Sheehan, Malik, and Mauro. The Transition and Succession Agreements with the other NEOs provide that if the executive’s employment is terminated other than for cause (including death or disability) or if the executive terminates his or her employment for good reason, in each case prior to a change in control under certain circumstances (such as in the event the termination arose in connection with the change in control) or within two years following the occurrence of a change in control, or, under certain circumstances, for any reason within 90 days following the first anniversary of a change in control, the executive would become entitled to receive a lump sum severance payment, equal to, in the case of Ms. Bresch and Messrs. Sheehan and Malik, the higher of (i) the compensation and benefits payable under his or her employment agreement as if the change in control were deemed to be a termination without cause under the employment agreement and (ii) a lump sum severance payment in an amount equal to three times the sum of base salary and highest bonus paid to the executive under the employment agreement or the Transition and Succession Agreement, or, in the case of Mr. Mauro, a lump sum severance payment in an amount equal to the greater of three times the sum of base salary and the higher cash bonus paid to Mr. Mauro by Mylan as reflected on Mr. Mauro’s W-2 in (a) the tax year immediately preceding the year in which the date of termination occurs or (b) the year in which the change in control occurs. Such payments and benefits would be reduced by Mylan-provided death or disability benefits in the event of the executive’s termination due to death or disability. Each executive would additionally be entitled to continuation of health and insurance benefits for a period of three years. The Transition and Succession Agreements for each of these NEOs also provide for a gross-up payment for any excise tax on “excess parachute payments.”

Subsequent to the execution of these agreements, Mylan adopted a policy that no new Transition and Succession Agreements will provide for an excise tax gross–up for golden parachute payments. For legal and other considerations, the Transition and Succession Agreements currently in effect and executed prior to the new policy are not subject to that policy. Mylan does not have the right to unilaterally abrogate pre-existing binding contracts with its executives, and does not believe it would be in shareholders’ best interests to expend funds to “buy out” the executives from these rights. Since implementation of the new policy, no new or amended Transition and Succession Agreements with excise tax gross-up provisions have been executed and several have expired as executives have retired from Mylan (as was the case with the retirements of Hal Korman and John Sheehan over the last several years).

Share-Based Incentive Programs

Mylan’s shareholders have approved the 2003 Plan. Under the 2003 Plan, 55,300,000 Mylan Shares are reserved for issuance to key employees, consultants, independent contractors and Non-Employee Directors of Mylan through a variety of incentive awards, including: stock options, stock appreciation rights (“SAR”), restricted shares and units, performance awards (“PSU”), other stock-based awards and short-term cash awards. Stock option awards are granted at the fair market value of the shares underlying the options at the date of the grant, generally become exercisable over periods ranging from three to four years, and generally expire in ten years. Upon approval of the 2003 Plan, no further grants of stock options have been made under any other previous plan.

In February 2014, Mylan Inc.’s Compensation Committee and the independent members of Mylan Inc.’s Board of Directors adopted the One-Time Special Performance-Based Five-Year Realizable Value Incentive

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Program (the “2014 Program”) under the 2003 Plan. Under the 2014 Program, certain key employees received a one-time, performance-based incentive award (the “Awards”) either in the form of a grant of SAR or PSU. The Awards were granted in February 2014 and contain a five-year cliff-vesting feature based on the achievement of various performance targets, external market conditions and the employee’s continued services.

Mylan awards outstanding as of the end of fiscal year 2015:

December 31, 2015
Outstanding stock options and SARs	7,732,499
Outstanding restricted stock and restricted stock unit awards	4,474,736

Total awards outstanding	12,207,235

For more information about the 2003 Plan, see Note 11 in Mylan’s Form 10-K for the fiscal year ended December 31, 2015.

Share Ownership by the Non-Employee Directors and the executive officers

The following table sets forth information regarding the beneficial ownership of Mylan Shares as of June 9, 2016 by (i) Mylan’s Directors, NEOs and Mr. Parks, and (ii) all Mylan Directors and executive officers as a group (based on 508,364,554 Mylan Shares outstanding as of such date). For purposes of this table, and in accordance with the rules of the SEC, shares are considered “beneficially owned” if the person, directly or indirectly, has sole or shared voting or investment power over such shares. A person is also considered to beneficially own shares that he or she has the right to acquire within 60 days of June 9, 2016. To Mylan’s knowledge, the persons in the following table have sole voting and investment power, either directly or through one or more entities controlled by such person, with respect to all of the shares shown as beneficially owned by them, unless otherwise indicated in the footnotes below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Number of Shares That Beneficial Owner Has Right to Acquire Within 60 Days	Percent of Class
Heather Bresch	929,675	(1)(6)	92,332	*
Wendy Cameron	68,549		5,577	*
Hon. Robert J. Cindrich	13,384		5,577	*
Robert J. Coury	1,339,263	(2)(6)	231,074	*
JoEllen Lyons Dillon	5,481		5,577	*
Neil Dimick	40,459		5,577	*
Melina Higgins	75,872	(3)	12,200	*
Douglas J. Leech	44,252		5,577	*
Rajiv Malik	816,846	(6)	36,805	*
Joseph C. Maroon, M.D.	22,036		5,577	*
Anthony Mauro	152,440	(4)(6)	25,687	*
Kenneth S. Parks	–		–	*
Mark W. Parrish	33,237		5,577	*
Rodney L. Piatt	36,393		82,128	*
John D. Sheehan, C.P.A.(5)	126,220		38,038	*
Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	37,659		5,577	*
All Directors and executive officers as a group (15 persons, but not including Mr. Sheehan(5))	3,615,546	(7)	524,842	*

*	Less than 1%.
(1)	Includes 1,157 shares held in Ms. Bresch’s 401(k) account and 200,000 shares held in a grantor retained annuity trust of which Ms. Bresch is the sole trustee.
(2)	Includes 4,957 shares held in Mr. Coury’s 401(k) account and 1,000,000 shares held in a grantor retained annuity trust of which Mr. Coury is the sole trustee.
(3)	Includes 74,000 shares held by Ms. Higgins’ spouse.
(4)	Includes 5,574 shares held in Mr. Mauro’s 401(k) account.
(5)	Mr. Sheehan retired from Mylan effective April 1, 2016.
(6)	Includes restricted ordinary shares issued on June 10, 2015 upon conversion of SARs pursuant to the terms of Mylan’s One-Time Special Performance-Based Incentive Program implemented in 2014. The restricted ordinary shares remain subject to forfeiture and additional vesting conditions, including achievement of adjusted diluted earnings per share of $6.00 and continued service, and the other terms and conditions of the program.
(7)	Includes 11,688 shares held in the executive officers’ 401(k) accounts.

Additional Information on the Board of Directors and Named Executive Officers

All members of the Mylan Board and the NEOs who are not Directors may be reached at the address of Mylan’s principal executive offices, located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England. There are no family ties between the members of the Mylan Board and/or the NEOs who are not Directors. None of the members of the Mylan Board or the NEOs who are not Directors has been convicted in any fraudulent offences in the past five years. None of the members of the Mylan Board or the NEOs who are not Directors has been involved in any bankruptcy, receiverships or liquidations in the past five years, nor have any of them in the past five years been the subject of any incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies). None of the members of the Mylan Board or the NEOs who are not Directors has, during the past five

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years, been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

None of the members of the Mylan Board or the NEOs who are not Directors has any private interests that could conflict with those of Mylan. As such, there are no potential conflicts of interest of the Mylan Board or the NEOs who are not Directors between any duties to Mylan and their private interests and/or other duties. As indicated below, several members of the Mylan Board and the NEOs who are not Directors have financial interests in Mylan through holdings of Mylan Shares (or share-related financial instruments). Certain members of the Mylan Board have entered into, or have family members who have entered into, agreements with Mylan. See “Related party transactions.”

Certain NEOs may be entitled to severance payment if Mylan terminates their employment.

Auditor

Deloitte & Touche LLP (One PPG Place, Suite 2600, Pittsburgh, PA 15222, USA) is Mylan’s independent registered public accounting firm. Deloitte & Touche LLP conducts its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP is a registered firm with the U.S. Public Company Accounting Oversight Board and the auditor signing on behalf of Deloitte & Touche LLP is a member of the American Institute of Certified Public Accountants (“AICPA”).

Shares and ownership structure

Share information

The Mylan Shares are ordinary registered shares in book-entry form in Mylan’s capital, each with a nominal value of €0.01 per share. The Mylan Shares are listed and traded on NASDAQ and the TASE, in each case in U.S. dollars under the symbol “MYL.” Mylan Shares are transferable under the Mylan Articles. A transfer of Mylan preferred shares requires the approval of the Mylan Board. The CUSIP (Committee on Uniform Securities Identification Procedures) number for the Mylan Shares is N59465109. The ISIN code is NL0011031208. The Mylan Shares are not, and there is no intention for them to be, admitted to listing and trading on a regulated market in the European Economic Area. All shares in Mylan’s capital carry one vote, so all shareholders have a number of voting rights equal to the number of shares that they hold. There are currently no mandatory takeover bids or squeeze-out procedures in progress by any third parties in respect of Mylan’s equity, nor has Mylan been subject to any such bid within the past financial year. As of March 31, 2016, there were 491,359,852 Mylan Shares issued and outstanding, each with a nominal value of €0.01. As of March 31, 2016, all Mylan Shares were fully paid up. There were no issued and outstanding Mylan preferred shares as of March 31, 2016. The below table shows changes in the number of outstanding Mylan Shares since January 1, 2013.

Year	Event	Change in number of Mylan Shares(1)	Change in aggregate par value/nominal value (in Millions)	Total number of Mylan Shares	Aggregate par value/nominal value (in Millions)
2013	Balance as of January 1, 2013–first day of fiscal year	–	–	539,664,386	$269.8
2013	Stock options exercised, net of shares tendered for payment	4,313,644	$2.2	543,978,030	$272.0
2014	Stock options exercised, net of shares tendered for payment	2,680,477	$1.3	546,658,507	$273.3
2015	Stock options exercised, net of shares tendered for payment	6,086,450	$1.3(2)	552,744,957(2)	$274.6
2015	Exchange of Mylan Inc. common stock into Mylan Shares	(378,388,431)	$(189.2)	174,356,526	$85.4
2015	Issuance of ordinary shares to Mylan	378,388,431	$4.2	552,744,957	$89.6
2015	Issuance of Mylan Shares in connection with EPD Transaction	110,000,000	$1.3	662,744,957	$90.9
2015	Retirement of Mylan Inc. treasury stock, net	(170,816,862)	$(85.4)	491,928,095(2)(3)	$5.5
2016	Balance as of March 31, 2016–last day of first quarter of fiscal year	742,950(4)	–	492,671,045	$5.5

(1)	On February 27, 2015, in connection with the EPD Transaction, each share of Mylan Inc. common stock, par value $0.50 per share, issued and outstanding was canceled and automatically converted into and became the right to receive one Mylan Share, each with a nominal value of €0.01. All references in the table above to Mylan Shares prior to February 27, 2015 refer to shares of Mylan Inc. common stock and all references in the table above to Mylan Shares subsequent to February 27, 2015 refer to Mylan Shares.
(2)	Certain options were exercised under Mylan Inc. at a par value of $0.50 and Mylan N.V. at a nominal value of €0.01.
(3)	Excludes Mylan N.V. treasury stock of 1.3 million Mylan Shares.
(4)	Stock options exercised net of shares tendered for payment.

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Note: On July 23, 2015, in response to Teva’s unsolicited expression of interest in acquiring Mylan, the Foundation exercised its Option (as defined below) pursuant to the terms of a Call Option Agreement and acquired 488,388,431 Mylan preferred shares, each with a nominal value of €0.01. As of December 31, 2015, there were 488,388,431 Mylan preferred shares issued and outstanding. On January 7, 2016, Mylan held an extraordinary general meeting of shareholders at which a resolution was passed to redeem all issued Mylan preferred shares. The redemption of the Mylan preferred shares became effective on March 17, 2016.

Major Shareholders

The following table lists the names of shareholders known to Mylan to beneficially own more than five percent of the outstanding Mylan Shares as of June 9, 2016 (based on 508,364,554 Mylan Shares issued and outstanding as of such date).

Name of beneficial owners	Number of shares beneficially owned	Percentage of shares and votes beneficially owned
Subsidiaries of Abbott Laboratories(1)	69,750,000(2)	13.7%
Wellington Management Company LLP and affiliates	44,793,344(3)	8.8%
BlackRock, Inc.	33,735,289(4)	6.6%

(1)	Abbott and its subsidiaries that own Mylan Shares are subject to the terms of the Abbott Shareholder Agreement, dated February 27, 2015, by and among Mylan, Abbott, Laboratoires Fournier S.A.S. (“Abbott France”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), and Abbott Investments Luxembourg S.à.r.l. (“Abbott Luxembourg” and, together with Abbott France and Abbott Gibraltar, the “Abbott Subsidiaries”). According to Item 4 of the Schedule 13D/A filed by Abbott on August 10, 2015, Abbott Gibraltar distributed 62,782,018 Mylan Shares to Abbott Products (“Abbott Products”), on July 28, 2015 (the “Distribution”). Contemporaneously with the Distribution, Abbott Products became a party to the Abbott Shareholder Agreement by executing a joinder agreement thereto. As a result of the Distribution, Abbott Gibraltar no longer beneficially owns any Mylan Shares. The Abbott Shareholder Agreement will terminate when Abbott no longer beneficially owns any of the Mylan Shares issued to it in connection with the EPD Transaction. So long as Abbott beneficially owns at least five percent of the Mylan Shares, Abbott is required to vote each Mylan voting security (a) in favor of all those persons nominated and recommended to serve as Directors or any applicable committee thereof and (b) with respect to any other action, proposal, or matter to be voted on by the shareholders of Mylan (including through action by written consent), in accordance with the recommendation of the Mylan Board or any applicable committee thereof. However, Abbott is free to vote at its discretion in connection with any proposal submitted for a vote of the Mylan shareholders in respect of (a) the issuance of equity securities in connection with any merger, consolidation, or business combination of Mylan, (b) any merger, consolidation, or business combination of Mylan, or (c) the sale of all or substantially all the assets of Mylan, except where such proposal has not been approved or recommended by the Mylan Board, in which event Abbott must vote against the proposal.
(2)	Based on Schedule 13D/A filed by Abbott, Abbott Luxembourg and Abbott Products with the SEC on August 10, 2015, Abbott has sole voting power over 0 shares, shared voting power over 69,750,000 shares, sole dispositive power over 0 shares, and shared dispositive power over 69,750,000 shares; Abbott France has sole voting power, shared voting power, sole dispositive power and shared dispositive power over 0 shares; Abbott Luxembourg has sole voting power over 0 shares, shared voting power over 6,967,982 shares, sole dispositive power over 0 shares, and shared dispositive power over 6,967,982 shares; and Abbott Products has sole voting power over 0 shares, shared voting power over 62,782,018 shares, sole dispositive power over 0 shares, and shared dispositive power over 62,782,018 shares.
(3)	Based on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 11, 2016, Wellington Management Group LLP has sole voting power over 0 shares, shared voting power over 13,546,750 shares, sole dispositive power over 0 shares, and shared dispositive power over 44,793,344 shares; Wellington Group Holdings LLP has sole voting power over 0 shares, shared voting power over 13,546,750 shares, sole dispositive power over 0 shares, and shared dispositive power over 44,793,344 shares; Wellington Investment Advisors Holdings LLP has sole voting power over 0 shares, shared voting power over 13,546,750 shares, sole dispositive power over 0 shares, and shared dispositive power over 44,793,344 shares; and Wellington Management Company LLP has sole voting power over 0 shares, shared voting power over 12,489,471 shares, sole dispositive power over 0 shares, and shared dispositive power over 42,867,413 shares. Based on the Schedule 13G/A, the securities as to which the Schedule 13G/A was filed are owned of record by clients of one or more investment advisers identified therein directly or indirectly owned by Wellington Management Group LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.
(4)	Based on Schedule 13G filed by BlackRock, Inc. with the SEC on February 9, 2016, BlackRock, Inc. has sole voting power over 30,656,253 shares, shared voting power over 0 shares, sole dispositive power over 33,735,289 shares, and shared dispositive power over 0 shares.

Share price development

The Mylan Shares are listed on NASDAQ and the TASE, in each case under the symbol “MYL.” The following table sets forth, for the time periods indicated, the high and low sales prices of the Mylan Shares as reported on NASDAQ.

	High	Low
First Quarter 2016	$54.44	$40.04
Fourth Quarter 2015	$55.51	$37.59
Third Quarter 2015	$73.91	$39.16
Second Quarter 2015	$76.69	$57.46
First Quarter 2015	$65.63	$52.21
Fourth Quarter 2014	$59.60	$45.02
Third Quarter 2014	$53.05	$44.80
Second Quarter 2014	$55.30	$44.74

Source: NASDAQ

Information about Mylan

Stock performance graph

Set forth below is a performance graph comparing the cumulative total return (assuming reinvestment of dividends), in U.S. Dollars, for the calendar years ended December 31, 2011, 2012, 2013, 2014 and 2015 of $100 invested on December 31, 2010 in Mylan Shares, the Standard & Poor’s 500 Index and the Dow Jones U.S. Pharmaceuticals Index.

	12/10	12/11	12/12	12/13	12/14	12/15
Mylan N.V.(1)	100.00	101.56	129.91	205.40	266.78	255.89
S&P 500	100.00	102.11	118.45	156.82	178.29	180.75
Dow Jones U.S. Pharmaceuticals	100.00	118.64	135.14	180.98	219.72	233.36

(1)	Mylan Inc. prior to February 27, 2015.

Central securities depository

The Mylan Shares are registered with DTC in the United States. The registrar and transfer agent for Mylan Shares is American Stock Transfer & Trust Company, LLC, 6201 15th Ave., Brooklyn, New York 11219, U.S.A (“AST”). The Mylan Shares that will be delivered in connection with the Offer will be registered in the name of the shareholder. No share certificates will be issued with respect to these shares. The shares will be delivered to accepting Meda shareholders through Euroclear’s systems.

Shareholder agreements

In connection with its acquisition of the EPD Business, on February 27, 2015 Mylan and the Abbott Shareholders entered into the Abbott Shareholder Agreement. The Abbott Shareholder Agreement imposes certain restrictions on the Abbott Shareholders, including prohibiting transfers of Mylan Shares to competitors of Mylan and to activist investors as defined in the Abbott Shareholder Agreement, as well as customary standstill limitations so long as the Abbott Shareholders’ (and their controlled affiliates’) aggregate ownership interest in

Mylan equals or exceeds 5 percent. The Abbott Shareholders agree to vote their (and their controlled affiliates’) Mylan Shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation by the Mylan Board. The Abbott Shareholders are also entitled to customary demand and piggy-back registration rights.

In connection with the Offer, on February 10, 2016 Mylan entered into shareholder agreements with each of Stena and Fidim. For more information, see “The Offer—Undertakings to accept the Offer and shareholder agreements.”

Board authorizations

Mylan’s General Meeting has designated the Mylan Board as the corporate body authorized to resolve on the issuance of additional Mylan Shares, up to the number of shares authorized and not outstanding under the Mylan Articles from time to time. The General Meeting has also delegated to the Mylan Board its authority to limit or exclude any pre-emption rights in connection with the issuance of Mylan Shares. Those delegations will expire on February 27, 2020. Consequently, the issuance of Mylan Shares in connection with the Offer will not require approval of Mylan’s General Meeting.

Provided that all conditions for completion of the Offer are fulfilled and the Offer is completed, the Mylan Board has authorized the issuance of the Mylan Shares in connection with the Offer.

Legal considerations and supplementary information

General corporate information

Mylan’s legal and commercial name is Mylan N.V. Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England and Mylan N.V. group’s global headquarters located at 1000 Mylan Blvd., Canonsburg, PA 15317, U.S.A. The telephone number of Mylan’s principal executive offices is +44 (0) 1707-853-000. The telephone number of the Mylan N.V. group’s global headquarters is +1 (724) 514-1800. The Mylan Shares are traded on NASDAQ and the TASE, in each case under the symbol “MYL.”

Responsibility statement

Mylan accepts responsibility for the information contained in this Offer Document which is, having taken all reasonable care to ensure that such is the case, to the best of Mylan’s knowledge, in accordance with the facts and contains no omission likely to affect its import.

Information about Mylan

The Meda Board has participated in the preparation of the description of Meda on pages 185-200 of this Offer Document and the Meda risk factors on pages 50-56 of this Offer Document.

Where information included in this Offer Document has been sourced from a third party (including, without limitation, Meda and the Meda Board), this information has been accurately reproduced and as far as Mylan is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Hatfield, Hertfordshire, England, June 16, 2016

Mylan N.V.

Material agreements

Presented below is a summary of material contracts (other than contracts entered into in the ordinary course of business) which either Mylan or its subsidiaries has entered into within the two years immediately preceding the date of this Offer Document, as well as a summary of any other contract (that is not a contract entered into in the ordinary course of business) that either Mylan or its subsidiaries has entered into that contains obligations or entitlements that are material to Mylan as of the date of this Offer Document.

•	Amended and Restated Purchase and Contribution Agreement, dated as of January 27, 2015, between MPI, as originator and as servicer, and Mylan Securitization, as buyer (the “Contribution Agreement”). The Contribution Agreement relates to the receivables facility described above, see “Information about Mylan – Short-term Borrowings,” and provides for the sale or contribution, as applicable, by MPI to Mylan Securitization, all of its right, title and interest in, to and under certain accounts receivable, certain related assets and the right to collections on those accounts receivable;
•	Call option agreement, dated April 3, 2015 (the “Call Option Agreement”), between Mylan and Stichting Preferred Shares Mylan (the “Foundation”). Pursuant to the terms of the Call Option Agreement, Mylan granted the Foundation a call option to acquire from time to time, at an exercise price of EUR 0.01 per share, Mylan preferred shares up to a maximum number at any time equal to the total number of Mylan Shares issued at such time. The Foundation is governed by a board of directors, all the members of which are independent of Mylan. See “Constitutive documents and legal comparison – Rights Agreement/Preferred Shares” beginning on page 177 of this Offer Document; and
•	The following additional material agreements are described elsewhere in this Offer Document: see “The Offer – Undertakings to accept the Offer and shareholder agreements” for a description of the irrevocable undertakings and shareholder agreements executed in connection with the Offer between Mylan and each of Stena and Fidim; see “Shareholder agreements” for a description of the Abbott Shareholder Agreement; see “Overview” for a description of the agreements entered into in connection with the acquisition of the EPD Business; and see “Capitalization, indebtedness and other financial information” for a summary of certain material agreements relating to Mylan’s outstanding indebtedness.

Legal and arbitration proceedings

Legal Proceedings

Mylan is involved in various disputes, governmental and/or regulatory inquiries and proceedings and litigation matters that arise from time to time, some of which are described below. Mylan is also party to certain litigation matters for which Merck KGaA or Strides Arcolab has agreed to indemnify Mylan, pursuant to the respective sale and purchase agreements.

While Mylan believes that it has meritorious defenses with respect to the claims asserted against it and intends to vigorously defend its position, the process of resolving matters through litigation or other means is inherently uncertain, and it is not possible to predict the ultimate resolution of any such proceeding. It is possible that an unfavorable resolution of any of the matters described below, or the inability or denial of Merck KGaA, Strides Arcolab, or another indemnitor or insurer to pay an indemnified claim, could have a material effect on Mylan’s business, financial condition, results of operations, cash flows and/or ordinary share price. Unless otherwise disclosed below, Mylan is unable to predict the outcome of the respective litigation or to provide an estimate of the range of reasonably possible losses. Legal costs are recorded as incurred and are classified in SG&A in Mylan’s consolidated statements of operations.

Lorazepam and Clorazepate

On June 1, 2005, a jury verdict was rendered against Mylan, MPI, and co-defendants Cambrex Corporation and Gyma Laboratories in the U.S. District Court for the District of Columbia in the amount of approximately $12.0 million, which has been accrued for by Mylan. The jury found that Mylan and its co-defendants willfully violated Massachusetts, Minnesota and Illinois state antitrust laws in connection with API supply agreements entered into between Mylan and its API supplier (Cambrex) and broker (Gyma) for two drugs, Lorazepam and Clorazepate, in

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1997, and subsequent price increases on these drugs in 1998. The case was brought by four health insurers who opted out of earlier class action settlements agreed to by Mylan in 2001 and represents the last remaining antitrust claims relating to Mylan’s 1998 price increases for Lorazepam and Clorazepate. Following the verdict, Mylan filed a motion for judgment as a matter of law, a motion for a new trial, a motion to dismiss two of the insurers and a motion to reduce the verdict. On December 20, 2006, Mylan’s motion for judgment as a matter of law and motion for a new trial were denied and the remaining motions were denied on January 24, 2008. In post-trial filings, the plaintiffs requested that the verdict be trebled and that request was granted on January 24, 2008. On February 6, 2008, a judgment was issued against Mylan and its co-defendants in the total amount of approximately $69.0 million, which, in the case of three of the plaintiffs, reflects trebling of the compensatory damages in the original verdict (approximately $11.0 million in total) and, in the case of the fourth plaintiff, reflects their amount of the compensatory damages in the original jury verdict plus doubling this compensatory damage award as punitive damages assessed against each of the defendants (approximately $58.0 million in total), some or all of which may be subject to indemnification obligations by Mylan. Plaintiffs are also seeking an award of attorneys’ fees and litigation costs in unspecified amounts and prejudgment interest of approximately $8.0 million. Mylan and its co-defendants appealed to the U.S. Court of Appeals for the D.C. Circuit and have challenged the verdict as legally erroneous on multiple grounds. The appeals were held in abeyance pending a ruling on the motion for prejudgment interest, which has been granted. Mylan has contested this ruling along with the liability finding and other damages awards as part of its appeal, which was filed in the Court of Appeals for the D.C. Circuit. On January 18, 2011, the Court of Appeals issued a judgment remanding the case to the District Court for further proceedings based on lack of diversity with respect to certain plaintiffs. On June 13, 2011, Mylan filed a certiorari petition with the U.S. Supreme Court requesting review of the judgment of the D.C. Circuit. On October 3, 2011, the certiorari petition was denied. The case is now proceeding before the District Court. On January 14, 2013, following limited court-ordered jurisdictional discovery, the plaintiffs filed a fourth amended complaint containing additional factual averments with respect to the diversity of citizenship of the parties, along with a motion to voluntarily dismiss 775 (of 1,387) self-funded customers whose presence would destroy the District Court’s diversity jurisdiction. The plaintiffs also moved for a remittitur (reduction) of approximately $8.1 million from the full damages award. Mylan’s brief in response to the new factual averments in the complaint was filed on February 13, 2013. On July 29,

2014, the court granted both plaintiffs’ motion to amend the complaint and their motion to dismiss 775 self-funded customers.

In connection with Mylan’s appeal of the judgment, Mylan submitted a surety bond underwritten by a third-party insurance company in the amount of $74.5 million in February 2008. On May 30, 2012, the District Court ordered the amount of the surety bond reduced to $66.6 million.

Pricing and Medicaid Litigation

Dey L.P. (now known as Mylan Specialty), a wholly owned subsidiary of Mylan, was named as a defendant in several class actions brought by consumers and third-party payors. Mylan Specialty reached a settlement of these class actions, which was approved by the court and all claims have been dismissed. Additionally, a complaint was filed under seal by a plaintiff on behalf of the United States of America against Mylan Specialty in August 1997. In August 2006, the Government filed its complaint-in-intervention and the case was unsealed in September 2006. The Government asserted that Mylan Specialty was jointly liable with a co-defendant and sought recovery of alleged overpayments, together with treble damages, civil penalties and equitable relief. Mylan Specialty completed a settlement of this action in December 2010. These cases all have generally alleged that Mylan Specialty falsely reported certain price information concerning certain drugs marketed by Mylan Specialty, that Mylan Specialty caused false claims to be made to Medicaid and to Medicare, and that Mylan Specialty caused Medicaid and Medicare to make overpayments on those claims.

Under the terms of the purchase agreement with Merck KGaA, Mylan is fully indemnified for the claims in the preceding paragraph and Merck KGaA is entitled to any income tax benefit Mylan realizes for any deductions of amounts paid for such pricing litigation. Under the indemnity, Merck KGaA is responsible for all settlement and legal costs, and, as such, these settlements had no impact on Mylan’s consolidated statements of operations. At March 31, 2016, Mylan has accrued approximately $63.3 million in other current liabilities, which represents its estimate of the remaining amount of anticipated income tax benefits due to Merck KGaA. Substantially all of Mylan Specialty’s known claims with respect to this pricing litigation have been settled.

Modafinil Antitrust Litigation and FTC Inquiry

Beginning in April 2006, Mylan and four other drug manufacturers have been named as defendants in civil lawsuits filed in or transferred to the U.S. District Court for the Eastern District of Pennsylvania by a variety of plaintiffs purportedly representing direct and indirect purchasers of the drug modafinil and in a lawsuit filed by

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Apotex, Inc., a manufacturer of generic drugs. These actions allege violations of federal antitrust and state laws in connection with the generic defendants’ settlement of patent litigation with Cephalon relating to modafinil. Discovery has closed. On June 23, 2014, the court granted the defendants’ motion for partial summary judgment (and denied the corresponding plaintiffs’ motion) dismissing plaintiffs’ claims that the defendants had engaged in an overall conspiracy to restrain trade. On January 28, 2015, the District Court denied the defendants’ summary judgment motions based on factors identified in the Supreme Court’s Actavis decision. On June 1, 2015, the District Court denied the indirect purchaser plaintiffs’ motion for class certification. The indirect purchaser plaintiffs filed a petition for leave to appeal the certification decision, which was denied by the Court of Appeals for the Third Circuit on December 21, 2015. On July 27, 2015, the District Court granted the direct purchaser plaintiffs’ motion for class certification. On October 9, 2015, the Third Circuit granted defendants’ petition for leave to appeal the class certification decision. On October 16, 2015, defendants filed a motion to stay the liability trial, which had been set to begin on February 2, 2016, with the District Court pending the appeal of the decision to certify the direct purchaser class; this motion was denied on December 17, 2015. On December 17, 2015, the District Court approved the form and manner of notice to the certified class of direct purchasers; the notice was subsequently issued to the class. On December 21, 2015, the defendants filed a motion to stay with the Court of Appeals for the Third Circuit, which was granted on January 25, 2016; the trial is now stayed and the case has been placed in suspense. The appeal was fully briefed on April 28, 2016 and remains pending. On March 24, 2015, Mylan reached a settlement in principle with the putative indirect purchasers and on November 20, 2015, Mylan entered into a settlement agreement with the putative indirect purchasers. Plaintiffs have not yet moved for preliminary approval of that settlement. At March 31, 2016, Mylan has accrued approximately $16.0 million related to this settlement. On June 29, 2015, the City of Providence, Rhode Island filed suit against the same parties named as defendants in litigation pending in the Eastern District of Pennsylvania, including Mylan, asserting state law claims based on the same underlying allegations. All defendants, including Mylan, moved to dismiss the suit on October 15, 2015. The motion is now fully briefed, On July 10, 2015, the Louisiana Attorney General filed a petition against Mylan and three other drug manufacturers asserting state law claims based on the same underlying allegations as those made in litigation pending in the Eastern District of Pennsylvania. Mylan’s declinatory exception of no personal jurisdiction and peremptory exceptions of no cause of action, no right of action and prescription are pending. A hearing on the exception is scheduled for May 16, 2016. On April 20, 2016, the State of Louisiana filed a motion to consolidate the pending action with four other actions against other pharmaceutical manufacturers concerning products not related to modafinil. Mylan is preparing a response.

In addition, by letter dated July 11, 2006, Mylan was notified by the Federal Trade Commission (the “FTC”) of an investigation relating to the settlement of the modafinil patent litigation. In its letter, the FTC requested certain information from Mylan, MPI and Mylan Technologies, Inc. pertaining to the patent litigation and the settlement thereof. On March 29, 2007, the FTC issued a subpoena, and on April 26, 2007, the FTC issued a civil investigative demand to Mylan, requesting additional information from Mylan relating to the investigation. Mylan has cooperated fully with the government’s investigation and completed all requests for information. On February 13, 2008, the FTC filed a lawsuit against Cephalon in the U.S. District Court for the District of Columbia and the case was subsequently transferred to the U.S. District Court for the Eastern District of Pennsylvania. On July 1, 2010, the FTC issued a third party subpoena to Mylan, requesting documents in connection with its lawsuit against Cephalon. Mylan has responded to the subpoena. The lawsuit against Cephalon settled and a Stipulated Order for Permanent Injunction and Equitable Monetary Relief was entered by the Court on June 17, 2015.

Minocycline

Beginning in July 2013, Mylan and Mylan Laboratories Limited, along with other drug manufacturers, were named as defendants in civil lawsuits filed by a variety of plaintiffs in the U.S. District Court for the Eastern District of Pennsylvania, the District of Arizona, and the District of Massachusetts. Those lawsuits were consolidated in the U.S. District Court for the District of Massachusetts. The plaintiffs purport to represent direct and indirect purchasers of branded or generic Solodyn®, and assert violations of federal and state laws, including allegations in connection with separate settlements by Medicis with each of the other defendants of patent litigation relating to generic Solodyn®. Plaintiffs’ consolidated amended complaint was filed on September 12, 2014. Mylan and Mylan Laboratories Limited are no longer named defendants in the consolidated amended complaint.

Pioglitazone

Beginning in December 2013, Mylan, Takeda, and several other drug manufacturers have been named as defendants in civil lawsuits consolidated in the U.S. District Court for the Southern District of New York by plaintiffs which purport to represent indirect purchasers

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of branded or generic Actos® and Actoplus Met®. These actions allege violations of state and federal competition laws in connection with the defendants’ settlements of patent litigation in 2010 relating to Actos and Actoplus Met®. Plaintiffs filed an amended complaint on August 22, 2014. Mylan and the other defendants filed motions to dismiss the amended complaint on October 10, 2014. Two additional complaints were subsequently filed by plaintiffs purporting to represent classes of direct purchasers of branded or generic Actos® and Actoplus Met®. On September 23, 2015, the District Court granted defendants’ motions to dismiss the indirect purchasers amended complaints with prejudice. The indirect purchasers filed a notice of appeal on October 22, 2015; however they have since abandoned and dismissed their appeal of the District Court’s dismissal of claims asserted against Mylan. The putative direct purchaser class filed an amended complaint on January 8, 2016. Defendants’ motion to dismiss was filed on January 28, 2016 and the briefing has been completed and a decision is pending.

Shareholders Class Action

On June 11, 2015, City of Riviera Beach General Employees Retirement System and Doris Arnold (collectively, the “Riviera Plaintiffs”) filed a purported class action complaint against Mylan and directors of Mylan Inc. (the “Mylan Inc. Directors”) in the Washington County, Pennsylvania, Court of Common Pleas (the “Pennsylvania Court”), on behalf of certain former shareholders of Mylan Inc. The complaint alleged both breach of fiduciary duty by the Directors and breach of contract by Mylan and the Mylan Inc. Directors, relating to certain public disclosures made in connection with the EPD Transaction and the organization of, and Call Option Agreement with, the Foundation. The Riviera Plaintiffs asked the Pennsylvania Court to: find that the Mylan Inc. Directors breached their fiduciary duties and that Mylan and the Mylan Inc. Directors breached the purported contract, rescind the vote of Mylan Inc.’s former shareholders approving the EPD Transaction, award compensatory damages and award Plaintiffs their costs relating to the lawsuit. On June 22, 2015, Mylan and the Mylan Inc. Directors removed the case to the U.S. District Court for the Western District of Pennsylvania (the “District Court”). The Riviera Plaintiffs filed an amended complaint in the District Court on July 10, 2015, that included the same basic causes of action and requested relief, dropped allegations against some of the Mylan Inc. Directors named in the original complaint and asserted the breach of contract claim not on behalf of a purported class of former shareholders of Mylan Inc. but on behalf of a purported subclass of such shareholders who held Mylan Shares continuously for a specified period following consummation of the EPD

Transaction. On July 21, 2015, a second purported class action complaint against the same defendants, asserting the same basic claims and requesting the same basic relief on behalf of the same purported class and subclass, was filed by a different plaintiff in the District Court. On August 28, 2015, the District Court consolidated the two actions, and, on September 4, 2015, the plaintiffs in the consolidated action filed a consolidated amended complaint (the “Consolidated Amended Complaint”) against the same defendants, asserting the same basic claims and requesting the same basic relief on behalf of the same purported class and subclass, but asserting the breach of contract claim against only Mylan. On September 30, 2015, two of the plaintiffs in the consolidated action filed a motion for partial summary judgment, on the breach of contract claim against Mylan (the “Motion for Partial Summary Judgment”). On October 23, 2015, the District Court approved the voluntary dismissal of a third purported class action, commenced on August 28, 2015 against Mylan and the Mylan Inc. Directors, alleging federal securities and breach of contract claims against all defendants and breach of fiduciary duty claims against the Mylan Inc. Directors, all arising out of the same basic alleged facts and requesting the same basic relief on behalf of certain former shareholders of Mylan Inc. On November 25, 2015, the defendants filed a Motion to Dismiss the Consolidated Amended Complaint, and Mylan filed an Opposition to the Motion for Partial Summary Judgment and a Motion to Deny Summary Judgment. On December 21, 2015, the District Court consolidated the action with a fourth purported class action, commenced November 24, 2015 by, among others, the plaintiff in the third action, against the same defendants, alleging only breach of contract arising out of the same basic alleged facts, and requesting the same basic relief on behalf of certain former shareholders of Mylan Inc. In consolidating the actions, the District Court ordered, among other things, that the Consolidated Amended Complaint would remain the operative complaint in the consolidated action and that the Motion for Partial Summary Judgment, Motion to Dismiss and Motion to Deny Summary Judgment were not disturbed by the consolidation. The briefing regarding the three motions was completed on January 15, 2016. Mylan believes that the claims in this lawsuit are without merit and intends to continue to defend against them vigorously.

SEC Investigation

On September 10, 2015, Mylan N.V. received a subpoena from the SEC seeking documents with regard to certain related party matters. Mylan is cooperating with the SEC in its investigation, and Mylan is unable to predict the outcome of this matter at this time.

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Drug Pricing Matters

Department of Justice/Connecticut Subpoenas

On December 3, 2015, a subsidiary of Mylan N.V. received a subpoena from the Antitrust Division of the U.S. Department of Justice (“DOJ”) seeking information relating to the marketing, pricing, and sale of Mylan’s generic Doxycycline products and any communications with competitors about such products. Mylan is fully cooperating with DOJ’s inquiry.

On December 21, 2015, Mylan received a subpoena and interrogatories from the Connecticut Office of the Attorney General seeking information relating to the marketing, pricing and sale of certain of Mylan’s generic products (including Doxycycline) and communications with competitors about such products. Mylan is fully cooperating with Connecticut’s inquiry.

United States District Court for the Eastern District of Pennsylvania Litigation

Beginning in March 2016, seven putative class action complaints have been filed in the United States District Court for the Eastern District of Pennsylvania by indirect purchasers against Mylan Inc., Mylan Pharmaceuticals Inc. and other pharmaceutical manufacturers, alleging conspiracies to fix, raise, maintain and stabilize the prices of certain Doxycycline and Digoxin products and to allocate markets and customers for those products. Mylan and its subsidiary intend to deny liability and to defend these actions vigorously.

European Commission Proceedings

Perindopril

On or around July 8, 2009, the Commission stated that it had initiated antitrust proceedings pursuant to Article 11(6) of Regulation No. 1/2003 and Article 2(1) of Regulation No. 773/2004 to explore possible infringement of Articles 81 and 82 EC and Articles 53 and 54 of the European Economic Area Agreement by Les Laboratoires Servier (“Servier”) as well as possible infringement of Article 81 EC by Mylan’s Indian subsidiary, Mylan Laboratories Limited, and four other companies, each of which entered into agreements with Servier relating to the product Perindopril. On July 30, 2012, the Commission issued a Statement of Objections to Servier SAS, Servier Laboratories Limited, Les Laboratories Servier, Adir, Biogaran, Krka, d.d. Novo mesto, Lupin Limited, Mylan Laboratories Limited, Mylan, Niche Generics Limited, Teva UK Limited, Teva Pharmaceutical Industries Ltd., Teva Pharmaceuticals Europe B.V. and Unichem Laboratories Limited. Mylan Inc. and Mylan Laboratories Limited filed responses to the Statement of Objections. On July 9, 2014, the Commission issued a decision finding that Mylan Laboratories Limited and Mylan, as well as the companies noted above (with the exception of Adir, a subsidiary of Servier), had violated European Union competition rules and fined Mylan Laboratories Limited approximately €17.2 million, including approximately €8.0 million jointly and severally with Mylan Inc. Mylan paid approximately $21.7 million related to this matter during the fourth quarter of 2014. In September 2014, Mylan filed an appeal of the Commission’s decision to the General Court of the European Union. The briefing on appeal is complete and Mylan is awaiting the scheduling of the hearing date.

Citalopram

On March 19, 2010, Mylan and Generics [U.K.] Limited, a wholly owned subsidiary of Mylan, received notice that the Commission had opened proceedings against Lundbeck with respect to alleged unilateral practices and/or agreements related to Citalopram in the European Economic Area. On July 25, 2012, a Statement of Objections was issued to Lundbeck, Merck KGaA, Generics [U.K.] Limited, Arrow, Resolution Chemicals, Xelia Pharmaceuticals, Alpharma, A.L. Industrier and Ranbaxy. Generics [U.K.] Limited filed a response to the Statement of Objections and vigorously defended itself against allegations contained therein. On June 19, 2013, the Commission issued a decision finding that Generics [U.K.] Limited, as well as the companies noted above, had violated European Union competition rules and fined Generics [U.K.] Limited approximately €7.8 million, jointly and severally with Merck KGaA. Generics [U.K.] Limited has appealed the Commission’s decision to the General Court of the EU. Briefing on the appeal has been completed and a hearing took place on October 8, 2015. Mylan has accrued approximately $9.5 million and $9.8 million as of March 31, 2016 and December 31, 2015, respectively, related to this matter. It is reasonably possible that Mylan will incur additional losses above the amount accrued but it cannot estimate a range of such reasonably possible losses at this time. There are no assurances, however, that settlements reached and/or adverse judgments received, if any, will not exceed amounts accrued. Generics [U.K.] Limited has also sought indemnification from Merck KGaA with respect to the €7.8 million portion of the fine for which Merck KGaA and Generics [U.K.] Limited were held jointly and severally liable. Merck KGaA has counterclaimed against Generics [U.K.] Limited seeking the same indemnification.

U.K. Competition and Markets Authority

Paroxetine

On August 12, 2011, Generics [U.K.] Limited received notice that the Office of Fair Trading (subsequently changed to the Competition and Markets Authority (the “CMA”)) was opening an investigation to explore the possible infringement of the Competition Act 1998 and

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Articles 101 and 102 of the Treaty on the Functioning of the European Union, with respect to alleged agreements related to Paroxetine. On April 19, 2013, a Statement of Objections was issued to Beecham Group plc, GlaxoSmithKline UK Limited, GlaxoSmithKline plc and SmithKline Beecham Limited (formerly, SmithKline Beecham plc) (together, “GlaxoSmithKline”), Generics [U.K.] Limited, Merck KGaA, Actavis UK Limited (formerly, Alpharma Limited), Xellia Pharmaceuticals ApS (formerly, Alpharma ApS) and Alpharma LLC (formerly, Zoetis Products LLC, Alpharma LLC, and Alpharma Inc.) (together, “Alpharma”), and Ivax LLC (formerly, Ivax Corporation) and Norton Healthcare Limited (which previously traded as Ivax Pharmaceuticals UK) (together, “Ivax”). Generics [U.K.] Limited filed a response to the Statement of Objections, defending itself against the allegations contained therein. The CMA issued a Supplementary Statement of Objections (“SSO”) to the above-referenced parties on October 21, 2014 and a hearing with regard to the SSO took place on December 19, 2014. The CMA issued a decision on February 12, 2016, finding that GlaxoSmithKline, Generics [U.K.] Limited, Merck KGaA and Alpharma, were liable for infringing EU and U.K. competition rules. With respect to Merck KGaA and Generics [U.K.] Limited, the CMA issued a penalty of approximately £5.8 million, for which Merck KGaA is liable for the entire amount; and of that amount Generics [U.K.] Limited is jointly and severally liable for approximately £2.7 million, which was accrued for at March 31, 2016. Generics [U.K.] Limited has appealed the decision.

Product Liability

Mylan is involved in a number of product liability lawsuits and claims related to alleged personal injuries arising out of certain products manufactured and/or distributed by Mylan. While none of Mylan’s ongoing product liability lawsuits, which primarily consist of claims related to its Fentanyl Transdermal System, Phenytoin, Propoxyphene and Alendronate, are individually material to Mylan, such lawsuits could in the aggregate be material to Mylan. Mylan believes that it has meritorious defenses to these lawsuits and claims and is vigorously defending itself with respect to those matters. From time to time, Mylan has agreed to settle or otherwise resolve certain lawsuits and claims on terms and conditions that are in the best interests of Mylan. Mylan has accrued approximately $9.5 million at March 31, 2016 and December 31, 2015. It is reasonably possible that Mylan will incur additional losses and fees above the amount accrued but it cannot estimate a range of such reasonably possible losses or legal fees related to these claims at this time. There are no assurances, however, that settlements reached and/or adverse judgments received, if any, will not exceed amounts accrued.

Intellectual Property

In the past, Mylan has used, and in certain situations in the future Mylan may use, its business judgment to decide to engage in at-risk launches. Mylan does not consider the risk of adverse outcomes with respect to any individual past decisions to so market and sell products to be material to its business and has no related material pending claims. However, such risks could be material in the aggregate to Mylan’s business as the risk involved in so marketing and selling products can be substantial because the remedies available to the owner of a patent for infringement may include a reasonable royalty on sales or damages measured by the profits lost by the patent owner. In the case of willful infringement, the definition of which is partially subjective, such damages may be increased up to three times. Moreover, because of the discount pricing typically involved with bioequivalent products, patented branded products generally realize a substantially higher profit margin than bioequivalent products. An adverse decision could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or ordinary share price. See “Risk Factors Related to Mylan and the Offer – Mylan’s competitors, including branded pharmaceutical companies, and/or other third parties, may allege that Mylan and/or its suppliers are infringing upon their intellectual property, including in an “at risk launch” situation, impacting Mylan’s ability to launch a product, and/or its ability to continue marketing a product, and/or forcing Mylan to expend substantial resources in resulting litigation, the outcome of which is uncertain.”

Other Litigation

Mylan is involved in various other legal proceedings that are considered normal to its business, including but not limited to certain proceedings assumed as a result of the acquisition of the former Merck Generics business, Agila and the EPD Business. Mylan has approximately $10 million accrued related to these various other legal proceedings. While it is not possible to predict the ultimate outcome of such other proceedings, the ultimate outcome of any such proceeding is not currently expected to be material to Mylan’s business, financial condition, results of operations, cash flows and/or ordinary share price.

Related party transactions

The Mylan Board annually reviews certain relationships and related party transactions, with respect to Directors, as part of its assessment of each Director’s independence. Based on a review of the transactions between Mylan and its Directors and executive officers, their immediate family members, and their affiliated entities, Mylan has determined that since the beginning of 2015, it was a party to the following transactions in

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which the amount involved exceeded $120,000 and in which any of Mylan’s Directors, executive officers, or greater than five percent shareholders, or any of their immediate family members or affiliates, have or had a direct or indirect material interest:

As previously disclosed, Mylan has engaged Coury Financial Group, LP (“CFG”), Coury Investment Advisors, Inc. (“CIA”), and Coury Consulting, L.P. (“Coury Consulting”), the principals of which are brothers of Robert J. Coury, Executive Chairman, to provide certain services to Mylan. CFG, CIA, and Coury Consulting are in the business of providing strategic business consulting and corporate benefits advice and services, among others. Since approximately 1995, CFG and CIA have served as the broker in connection with several of Mylan’s employee benefit programs. Effective January 1, 2015, Mylan’s arrangements with CFG and CIA provided for a fixed base fee of $37,500 per month to be paid by Mylan for a period of three years, corresponding to the term of agreements negotiated with certain benefit plan carriers and capping payments over that time period. However, where required by law, CFG and CIA will continue to receive commissions directly from certain other benefit plan carriers, and in 2015 and early 2016, received payments totaling approximately $311,000 in commissions for these services directly from the insurance carriers (including payments for 2014 business paid in 2015).

Since approximately 2000, Coury Consulting from time to time has been engaged to provide specialized consulting and advisory services to Mylan. Most recently, Mylan engaged Coury Consulting to provide consulting and advisory services with regard to Mylan’s Human Resources function as well as certain of Mylan’s compensation, benefits, and health care related programs. Beginning on January 1, 2015, Mylan paid Coury Consulting $40,000 per month for 12 months, with the possibility of a performance payment at the end of the term in Mylan’s discretion. In 2016, Mylan made a performance payment of $500,000 for that contract term based on, among other factors, significant work completed, increase in scope, exceptional performance and results. Mylan renewed the agreement with Coury Consulting effective January 1, 2016 at a rate of $80,000 per month for 18 months. The renewed agreement does not provide for a performance payment.

On February 27, 2015, the EPD Transaction was completed, pursuant to which Mylan N.V. issued 110,000,000 Mylan Shares (worth approximately $6.31 billion) to various Abbott affiliates and pursuant to which Abbott became a holder of over 5 percent of the outstanding Mylan Shares. As previously disclosed, at the closing of the EPD Transaction, Mylan, Abbott and certain of their affiliates also entered into ancillary agreements providing for transition services, manufacturing relationships, and license arrangements.

In addition to these ancillary agreements, since the beginning of 2015, Abbott and Mylan have entered into or engaged in ordinary course, arms length transactions with each other. From January 1, 2015 to early 2016, Mylan has received inventory and services from Abbott pursuant to those ancillary agreements, and also received inventory and services pursuant to separate ordinary course, arms length transactions, totaling approximately $183 million (substantially all of which related to the ancillary agreements). During this time period, Mylan has also provided inventory and services pursuant to those ancillary agreements to Abbott totaling approximately $55 million.

Mr. Piatt, like each member of the Mylan Board, is party to an indemnification agreement with Mylan. In accordance with such agreement, Mylan made payments of approximately $63,000 in 2015 and early 2016 for written claims for repayment or advancement of expenses presented by Mr. Piatt related to the previously disclosed SEC investigation (see “Information about Mylan – Legal Proceedings”) and anticipates making additional such payments of approximately $275,000 for legal fees and expenses incurred during 2015 through early 2016. Mylan expects that Mr. Piatt will make additional written claims for repayment or advancement of expenses during the pendency of the SEC investigation and anticipates that it will make payments for any such claims.

In 2013, the Mylan Board approved a written related party transactions policy that establishes guidelines for reviewing and approving transactions involving any Director or certain executives in which (1) the aggregate amount involved will or may be expected to exceed $25,000; (2) Mylan or an affiliate of Mylan is a participant; and (3) any related party has or will have a direct or indirect interest.

Advisors

Mylan has retained Centerview Partners LLC as financial advisor; Handelsbanken Capital Markets as Swedish financial advisor; Cravath, Swaine & Moore LLP as legal advisor; Advokatfirman Vinge as Swedish legal advisor; and NautaDutilh N.V. as Netherlands legal advisor in connection with the Offer. No such advisor has a material conflicting interest in the Offer, and each such advisor will receive customary advisory fees from Mylan in connection with the Offer. The fees payable to Centerview Partners LLC are conditioned in part on the completion of the Transaction.

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Constitutive documents and legal comparison

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands. The rights of Mylan shareholders are governed by Dutch law, including the Dutch Civil Code, the Dutch Corporate Governance Code (the provisions of the Dutch Code apply to Mylan on a “comply or explain” basis) and Mylan’s constituent documents, including the Mylan Articles. Meda is a public limited liability company organized and existing under the laws of Sweden. The rights of Meda shareholders are governed by Swedish law and regulations, Nasdaq Stockholm’s Rulebook for issuers, the Swedish Corporate Governance Code (the “Swedish Code”) (the provisions of the Swedish Code apply to Meda on a “comply or explain” basis) and by the Meda Articles.

After the completion of the Transaction, shareholders of Meda will become shareholders of Mylan and their rights as shareholders will become subject to Dutch law, including the Dutch Civil Code, the Dutch Corporate Governance Code and Mylan’s constituent documents, including the Mylan Articles. It should be noted that Mylan is not required to comply with the corporate governance rules of the Swedish Companies Act or of the Swedish Code.

This section summarizes the material differences between the rights of Mylan shareholders and the rights of Meda shareholders. The following summary is not a complete statement of the rights of shareholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the Dutch Civil Code, the Dutch Corporate Governance Code, the Swedish Companies Act, the Swedish Code and Mylan and Meda’s respective constituent documents, which you are urged to read carefully.

	Meda	Mylan
Authorized Share Capital	The Meda Articles, state that Meda’s share capital shall be no less than SEK 200,000,000 and no more than SEK 800,000,000 and there shall be no less than 200,000,000 shares and no more than 800,000,000 shares outstanding. Under the Swedish Companies Act, the articles of association of a company must state the share capital or, where the share capital may be determined at a lower or higher amount without an alteration of the articles of association, the minimum share capital and maximum share capital (in which case the minimum share capital shall be not less than one-fourth of the maximum share capital). The articles of association must also state the number of shares or, where a minimum share capital and a maximum share capital are stated in the articles of association, a minimum and maximum number of shares whereupon the relationship between the minimum share capital and the minimum number of shares shall be the same as the relationship between the maximum share capital and the maximum number of shares. Under the Swedish Companies Act, a company may issue different classes of shares, provided that such classes of shares are specified in the company’s articles of association and that the maximum number of shares in the articles of association are not exceeded.	The authorized share capital of Mylan is €24,000,000, nominal value, divided into 1,200,000,000 Mylan Shares, each with a nominal value of €0.01, and 1,200,000,000 Mylan preferred shares, each with a nominal value of €0.01.

Corporate objectives	Under Article 3 of the Meda Articles, Meda’s corporate objectives are to trade and manufacture health service, medical service and health and wellness products and any other activities comparable therewith. The company shall also own and manage real and personal property, including shares and interests in other companies.	Under Article 3 of the Mylan Articles, Mylan’s corporate objectives are:
a. to participate in, finance, collaborate with and conduct the management of companies, businesses and other enterprises and to provide advice and other services with respect thereto;

b.  to acquire, own, operate and use, to sell, assign, transfer or otherwise dispose of or to pledge, hypothecate or otherwise encumber any assets, properties or other rights, including intellectual property rights and real and personal property, whether tangible or intangible;

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	Meda	Mylan
c. to hold and invest cash, securities and other funds;

d.  to provide guarantees, security or other credit support for the debts and obligations of legal persons, legal entities or companies with which Mylan is affiliated in a “group” (as defined in article 2:24b of the Dutch Civil Code) or third parties; and

e.  to take any and all actions relating to, in connection with or in furtherance of the foregoing to the fullest extent permitted by applicable law. Within the scope and for the achievement of such purposes, Mylan may operate, manage, participate in and control one or more companies engaged or operating in, among other areas, the pharmaceutical and healthcare industries.

Authorization and Issuance of Share Capital	Under the Swedish Companies Act, resolutions on new share issues are passed by the shareholders at a general meeting of shareholders. At a general meeting of shareholders, the shareholders may also authorize the board of directors to issue new shares, provided that the authorization is within the limits of the number of shares and share capital set out in the company’s articles of association. Further, the board of directors may resolve to issue new shares without such authorization, provided that the resolution is conditioned upon the shareholders’ approval at a general meeting of shareholders and within the limits of the number of shares and share capital set out in the company’s articles of association. Under the Swedish Companies Act, an alteration of the articles of association to amend the limits of the number of shares and share capital requires a resolution passed at a general meeting of shareholders. The number of votes required for a valid resolution depends on the type of alteration. However in any case, a valid resolution requires not less than two-thirds of the votes cast and of the shares represented at the meeting.	Until February 27, 2020, the Mylan Board may decide to issue shares (including subscription rights thereto) up to the maximum authorized share capital of Mylan. From and after February 27, 2020, the General Meeting will have the power and authority upon a proposal duly made by the Mylan Board to authorize the issuance of shares (including subscription rights thereto) up to the maximum authorized share capital of Mylan at the time of such issuance, provided that the General Meeting may delegate to and vest the Mylan Board with the power and authority to resolve, from time to time, to issue shares up to such maximum amount (but in any event not to exceed the authorized share capital of Mylan at the time of such issuance) and for such period (but in any event not to exceed a period of five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law. Unless otherwise expressly provided therein, any such delegation by the General Meeting to the Mylan Board of the power and authority to resolve on the issuance of shares will be irrevocable. The consideration for which any shares will be issued (including subscription rights thereto), as resolved by the General Meeting or the Mylan Board, as applicable, and the terms and conditions of such issuance of shares will be as set forth in the resolution of the General Meeting or the Mylan Board, as applicable, resolving on the issuance thereof.

At the annual general meeting of the shareholders of Meda held on May 6, 2015, the Meda Board was authorized to issue no more than 36,546,737 new shares on one or more occasions during the period until the next annual general meeting of Meda shareholders.

Voting rights	Under the Swedish Companies Act, different classes of shares may have different voting rights. However, no share may have a voting right which exceeds the voting rights of any other share by more than ten times. The Meda Articles allow class A shares, with one vote per share, and class B shares, with one-tenth of a vote per share. No Meda class B shares are outstanding.	Each Mylan Share and each Mylan preferred share confers the right to cast one vote at the General Meeting. As a result, the number of votes that a shareholder may cast equals the number of shares such shareholder holds. Under Dutch law and the Mylan Articles, shareholders do not have cumulative voting rights.

Number of Directors	The Meda Board has 9 members.	The Mylan Board has 13 members.

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	Meda	Mylan
Term of the Board of Directors	Under Swedish law, the members of the board of directors are elected for the period until the end of the next annual general meeting of shareholders, unless a longer term of up to four financial years is set out in the articles of association. The Meda Articles provide that each Meda director is up for re-election at each annual general meeting of shareholders.	Dutch law permits staggering terms of Directors at the time of appointment. Mylan has not adopted a staggered board. Accordingly, the Directors will serve one-year terms and the entire Mylan Board will be up for re-election at each annual General Meeting.

Nomination of Directors	Under Swedish law, the board of directors shall, except for any employee representatives, be elected by the annual general meeting of shareholders, unless the articles of association provide otherwise. The Meda Articles do not provide otherwise. The Swedish Code includes certain independence requirements for the directors, according to which more than 50 percent of the directors shall be independent of the company and two out of these shall also be independent of major shareholders. Companies to which the Swedish Code applies shall have a nomination committee. In addition to nominating directors, the nomination committee shall nominate the Chairman of the board of directors and the auditors and shall also propose fees to each director and to the auditors. The nomination committee’s proposals are to be presented in the notice of the annual general meeting of shareholders and on the company’s website.	Directors are appointed by the General Meeting upon the binding nomination by the Mylan Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for a Director, the Mylan Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Mylan Board fails to exercise its right to submit a binding nomination for a Director or fails to do so in a timely manner, the General Meeting may nominate and appoint a Director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

Removal of Directors	Directors may be removed from office, with or without cause, by the general meeting of the shareholders of Meda.	Directors may be suspended or removed by the General Meeting, with or without cause, at any time. The Mylan Articles provide that a resolution of the General Meeting to suspend or remove a Director pursuant to and in accordance with a proposal by the Mylan Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a Director other than pursuant to and in accordance with a proposal by the Mylan Board will require two-thirds majority of the votes cast, representing more than half of the issued share capital.

Vacancies on the Board of Directors	Under the Swedish Companies Act, if a director’s appointment terminates prematurely and there is no deputy director available to replace him or her, the other directors shall take measures to appoint a new director for the remainder of the term. Such measures need not, however, be taken if the outgoing director was an employee representative. Furthermore, the measures that may be taken are limited by the provisions of the Swedish Companies Act regarding appointment of directors, which provide that all board appointments will be made by a general meeting of shareholders unless the company’s articles of association provide otherwise. The Meda Articles do not provide for an alternative means of appointing directors. As a result, all Meda’s directors are required to be appointed by Meda’s general meeting of shareholders and the only measure available to Meda directors to fill a vacancy on the Meda Board is to summon a general meeting of shareholders to appoint a new director.	The Mylan Articles provide that in the event of a vacancy, the Mylan Board continues to be validly constituted by the remaining Directors, and the Mylan Board may elect a new Director to temporarily fill such vacancy until the next General Meeting and the appointment by the General Meeting of a new Director.

In the event all non-executive Directors are absent or unable to act, then the executive Directors will be authorized to temporarily entrust the tasks and duties of the non-executive Directors to one or more other persons. In the event all Directors are absent or unable to act, the most recent chairman of the Mylan Board and/or such persons that he or she appoints will be temporarily entrusted with the tasks and duties of the non-executive Directors until the next General Meeting at which new non-executive Directors are appointed, and such persons will be authorized to temporarily entrust the tasks and duties of the executive Directors to one or more other persons until the next General Meeting at which a new executive Director or Directors are appointed.

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	Meda	Mylan
Duties of Directors	Under the Swedish Companies Act, the board of directors is responsible for the organization of the company and the management of the company’s affairs. The board shall regularly assess the company’s financial position and, where the company is the parent company in a group, the group’s financial position. Moreover, the board shall ensure that the company’s organization is structured in such a manner that accounting, management of funds, and the company’s finances in general are monitored in a satisfactory manner.	Under Dutch law, the board of Directors is collectively responsible for the general affairs of the company and executive Directors are responsible for the daily management and operations of the company. Non-executive Directors are responsible for providing advice to the board, for supervision of the performance of duties by the Directors and general supervision of the business. Directors must act for the benefit of the company and its business, strategy and mission, taking into account the interests of all stakeholders, such as shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates, and the importance of the sustainable success of the company’s business. Directors may not engage in self-dealing, take actions that are devoid of any business rationale or violate a company’s governing documents.

Conflicts of Interest of Directors	Under Swedish law, a director may not be involved in (1) considering an agreement between the director and the company, (2) an agreement between the company and another party if the director in question has a material interest potentially conflicting with the interests of the company or (3) an agreement between the company and a legal person that the director is entitled to represent, alone or with another person.	Under Dutch law, a Director may not participate in the deliberations and decision-making if he or she has a direct or indirect personal interest therein that is contrary to the interests of the company and its business. In such event, Dutch law provides that the other Directors will be authorized to adopt the relevant resolution. If all Directors have a conflict of interest, the Mylan Articles provide that the resolution may nonetheless be adopted the Mylan Board.

Limitations on Liability of Directors	An action for damages on behalf of the company may be available in certain circumstances against a director. Such an action may be instituted if at a general meeting of shareholders the majority, or a minority comprising the owners of at least one-tenth of all outstanding shares, has supported the proposal that such an action be instituted. The action for damages in favor of a company may be conducted by owners of at least one-tenth of all shares.	Under Dutch law, Directors of a Dutch a public limited liability company (naamloze vennootschap) may not be held jointly and severally liable to the company for damages unless the Director breaches his or her duties and a serious reproach can be made against such Director. Directors may be held liable to third parties for any actions that may give rise to a tort.

Indemnification of Directors and Officers	The Swedish Companies Act does not contain specific provisions requiring that the articles of association provide for indemnification of directors, officers or other persons. The Meda Articles do not provide for any indemnification. It is not uncommon, however, for listed Swedish companies to have specific insurance protection arrangements for its directors and officers.	Without prejudice to any indemnity to which such person may otherwise be entitled and to the fullest extent permitted by applicable Dutch law, the Mylan Articles provide that the company will indemnify any Director or officer who was or is in his capacity as Director or officer a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, or administrative or any action, suit or proceeding in order to obtain information (other than an action, suit, or proceeding instituted by or on behalf of Mylan), against any and all liabilities including all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and other financial losses, actually and reasonably incurred by him in connection with such action, suit, or proceeding.

No indemnification will be made to any person in respect of any claim, issue, or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch court to be liable for intentional recklessness or willful

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	Meda	Mylan
misconduct in the performance of his duty to the Company unless such court will determine that such person is fairly and reasonably entitled to such compensation despite the adjudication of such liability; or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy.

Compensation of Directors	Under the Swedish Companies Act, the remuneration to the board of directors shall be determined by the annual general meeting of shareholders, specifying the amount for each director. For companies complying with the Swedish Code, the nomination committee’s proposal to the annual general meeting of shareholders shall include a proposal regarding the remuneration to each director.	Dutch law requires that Mylan has a policy governing the remuneration of Directors and the Mylan Articles provide that such policy may only be adopted by the General Meeting upon the recommendation and proposal of the Mylan Board. The remuneration of each individual executive Director will be determined by the Mylan Board with due observance of the remuneration policy. The executive Directors may not participate in the deliberation and the decision-making process of the Mylan Board if it concerns the remuneration of an executive Director. The remuneration of the individual non-executive Directors will be determined by the Mylan Board with due observance of the remuneration policy.

Proposals concerning plans or arrangements in the form of Mylan Shares or rights to subscribe for Mylan Shares for Directors will be submitted by the Mylan Board to the General Meeting. The proposal must include the maximum number of Mylan Shares and/or options that may be granted to Directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.

Board Diversity Requirements	Under Swedish law, there are no requirements of board diversity regarding gender balance. However, according to the Swedish Code, the board of directors shall with regards to the company’s operations, phase of development and conditions in the appropriate composition, be characterized by diversity and breadth in the elected members’ skills, experience and background. The Swedish Code also states that gender balance should be sought.	Under Dutch law, there are no requirements of board diversity regarding gender balance. However, the Dutch Code recommends that the Mylan Board should have a profile of its size and composition, dealing also with the aspects of diversity in the composition of the Mylan Board that are relevant to Mylan, and stating what specific objectives are pursued by the Mylan Board in relation to diversity.

Annual Meetings of Shareholders	Under the Swedish Companies Act, general meetings of shareholders shall be held in the city where the board of directors holds its office. However, the articles of association may provide that a meeting must or may be held at another specified place in Sweden. The Meda Articles provide that a general meeting of Meda shareholders must be held in Solna, Stockholm, Göteborg or Malmö.	The Mylan Articles provide that the annual General Meeting will be held within six months of the end of the financial year in Amsterdam, Rotterdam, The Hague, Bunschoten–Spakenburg, Haarlemmermeer (Schiphol), Schiermonnikoog, Groningen, or Leeuwarden. Annual general meetings of shareholders will be convened by the Mylan Board or the chairman of the Mylan Board in the manner and with reference to the applicable provisions of Dutch law.

An annual general meeting of shareholders must be held within six months of the expiry of each financial year. The Swedish Code stipulates that the chairman of the board of directors, together with a quorum of directors, as well as the managing director, shall attend general meetings of shareholders. The chairman of the general meeting of shareholders shall be nominated by the nomination committee and elected by the general meeting of shareholders. The minutes of a general meeting of shareholders shall be available on the company’s website no later than two weeks after the meeting.

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	Meda	Mylan
Extraordinary Meetings of Shareholders	Extraordinary general meetings of shareholders may be summoned by the board of directors if the board believes that reason exists to hold a general meeting of shareholders prior to the next annual general meeting of shareholders. The board of directors shall also convene an extraordinary general meeting of shareholders if an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.	Dutch law provides that one or more shareholders representing at least one-tenth of Mylan’s issued share capital may request the Dutch courts to order that a General Meeting be held and may, on their application, be authorized by the court to convene a General Meeting. The court will disallow the application if the applicants have not previously requested the board to convene a General Meeting and the Mylan Board has taken the necessary steps so that the General Meeting could be held within six weeks after the request. In addition, the Mylan Articles provide that extraordinary General Meetings may be convened by the chairman of the Mylan Board as prescribed in the Mylan Board Rules. The Mylan Board Rules require any extraordinary General Meeting to be called pursuant to a two-thirds vote of the Mylan Board.

Record Date	Under the Swedish Companies Act, the provisions applicable to companies with shares affiliated with a central securities depository such as Euroclear (a pre-requisite to all companies with its shares listed on a regulated market such as Nasdaq Stockholm) states that anyone listed as a shareholder in an excerpt or other presentation of the share register five weekdays before the general meeting of shareholders is entitled to take part in a general meeting of shareholders. The articles of association may provide that, in order to take part in a general meeting of shareholders, a shareholder must so notify the company no later than the date specified in the notice of the general meeting of shareholders. That date may not be a Sunday, other public holiday, Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve and may not occur earlier than the fifth weekday before the general meeting of shareholders.	Dutch law provides that the record date for a General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Notice of Shareholder Meetings	The Meda Articles provide that notice convening general meetings of the Meda shareholders shall be issued through announcement in the Swedish National Gazette (Post- och Inrikes Tidningar) as well as on the company’s website. Announcement to the effect that a notice convening a general meeting of the Meda shareholders has been issued shall be made in the Swedish daily newspaper Svenska Dagbladet.	The Mylan Articles provide that a General Meeting will be convened by the Mylan Board or the chairman of the Mylan Board in the manner and with reference to applicable law and stock exchange regulations.

Advance Notice Procedures for a Shareholder Proposal or Director Nomination	A shareholder who wishes to have a matter addressed at a general meeting of shareholders shall submit a written request therefor to the board of directors. The matter shall be addressed at the meeting, provided the request was received by the board of directors: (i) not later than one week prior to the earliest date on which notice to attend the general meeting of shareholders may be issued; or (ii) after the date specified in clause (i), but in due time for the matter to be included in the notice to attend the meeting. A shareholder who wishes to nominate a person for the board of directors, or submit proposals regarding other matters handled by the nomination committee, shall submit a proposal to the nomination committee in accordance with instructions provided on the company’s website.	The Mylan Articles provide that agenda items or proposed resolutions within the authority of shareholders may only be made by one or more shareholders representing at least three percent of the issued capital of Mylan, must be submitted to Mylan at least 60 calendar days prior to any General Meeting, and must otherwise comply with applicable law.

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	Meda	Mylan
Voting at Meetings of Shareholders	Under the Swedish Companies Act, shareholders of record as of the record date are entitled to vote at a general meeting (in person or by appointing a proxy holder). Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporarily registered as a shareholder of record at the record date. Shareholders must also, if provided for in the articles of association, give notice of their intention to attend the shareholders’ meeting.	All Mylan Shares, including those to be issued in connection with the Offer, are registered with AST, the registrar and transfer agent for the Mylan Shares, and reflected in AST’s register, which forms part of Mylan’s shareholders register. Beneficial owners of Mylan Shares that are not traded through the TASE and held through a broker, bank, trust company or other nominee or through Euroclear Sweden (see below) may not vote the underlying Mylan Shares at a General Meeting unless they first obtain (where appropriate, through the relevant broker, bank, trust company or other nominee or through Euroclear Sweden, as the case may be) a signed proxy card from the relevant shareholder who is registered in AST’s register. Beneficial owners of Mylan Shares that are traded through the TASE may not vote the underlying Mylan Shares at a General Meeting unless they first obtain an ownership certificate from the Tel Aviv Stock Exchange Clearing House Ltd. member through which the Mylan Shares are registered indicating the beneficial ownership of those Mylan Shares. The Mylan Shares to be issued in connection with the Offer will be registered with Euroclear Sweden, through Cede & Co. acting as nominee for DTC, and Euroclear Sweden shall issue a corresponding number of securities (the “Euroclear Sweden Registered Shares”) to the shareholders in Meda who are entitled to receive Mylan Shares in connection with the Offer. For Mylan Shares issued in connection with the Offer, Euroclear Sweden, and not DTC, will be the central securities depository and arrangements will be made with Euroclear Sweden which will allow the holders of Euroclear Sweden Registered Shares to vote the underlying Mylan Shares at a General Meeting. See “Risk Factors Related to Mylan and the Offer—Risks Related to the Offer—Dual affiliation with securities depositories may entail logistical and technical challenges for shareholders whose shares are registered with Euroclear.”
Shareholder Action by Written Consent	There is no right of shareholders to act by written consent unless all shareholders of the company agree.	Under Dutch law, resolutions of shareholders outside a General Meeting are possible provided the articles of association allow it and subject to certain other conditions. The Mylan Articles permit shareholders to take action by unanimous written consent.

Quorum of Shareholders	Under Swedish law, there are special majority and quorum requirements that apply in relation to specific resolutions. Ordinary resolutions of the general meeting of shareholders are in general passed, if the articles of association do not state otherwise (which the Meda Articles do not), by a simple majority of the votes cast. In the event of a tied vote, the chairman has the deciding vote.	The Mylan Articles provide that, insofar as Dutch law or the Mylan Articles do not prescribe otherwise, resolutions of the General Meeting must be passed by an absolute majority of votes cast at a General Meeting at which at least one–third of the issued share capital is present or represented.
Under Dutch law and the Mylan Articles, there are special majority and quorum requirements that apply in relation to certain specific resolutions.

Derivative Shareholder Suits	Derivative shareholder suits are not permitted in Sweden. However, owners of at least one-tenth of all shares in the company may bring an action for damages for the company in their	Derivative shareholder suits are not permitted in the Netherlands. If a person is liable to a Dutch public limited liability company (naamloze vennootschap), only the

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	Meda	Mylan

	own name against inter alia a founder, director, managing director, auditor, general examiner or special examiner who, in performing its duties, intentionally or negligently causes damage to the company.	company can bring a civil action against that person. Individual shareholders do not have the right to bring an action on behalf of the company of which they are a shareholder. If a Director is liable to the company, for example, on the grounds of improper performance of his or her duties, only the company itself can bring a civil action against that Director. Individual shareholders do not have the right to bring an action against the Director.

A shareholder can sue in his own name for damages that the shareholder has suffered directly, i.e. not derived from the company’s damages. Dutch law provides for the possibility to initiate such shareholder actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests (a “class”) can commence a collective action (“SPV”). Thus far, such collective action can only result in a declaratory judgment (verklaring voor recht). However, recently a draft bill has been proposed by the government to make it possible that collective redress at the initiative of an SPV may also take the form of a claim for monetary damages. If a settlement is reached with an SPV, a Dutch court may declare the settlement binding upon all members of the relevant class on an opt-out basis.

Under Dutch law, shareholders who satisfy certain threshold requirements and certain other stakeholders of the company can initiate inquiry proceedings with the Enterprise Chamber. Claimants may request an inquiry into the policy of the company and the conduct of its business. The Enterprise Chamber will only order an inquiry if it finds that well–founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. The proceedings may only be initiated after the claimant has given the board of the company advance written notice of its objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the alleged issues. During the entire proceedings, the Enterprise Chamber may impose immediate provisional measures, for example, a temporary deviation from the articles of association and/or appointment of interim board members.

Inspection of Books and Records

Under Swedish law, the board of directors must make accounting documents and the auditor’s report, or copies of those documents, available at the company to shareholders for at least three weeks immediately before the annual general meeting of shareholders. Copies of the documents must be sent immediately, and at no cost to the recipient, to shareholders who so request and state their postal address.

The documents must also be made available on the company’s website for at least three weeks immediately before the annual general meeting of shareholders and on the day of the general meeting of shareholders. They must also be presented at the general meeting of shareholders. The chairman must ensure that minutes are kept at a general meeting of

Under Dutch law, the Mylan Board is required to provide the General Meeting with all information that the shareholders require for the exercise of their powers, unless this would be contrary to Mylan’s overriding interest. The Mylan Board is required to submit the statutory Dutch annual accounts of Mylan to the General Meeting for adoption. The Mylan Board will keep a record of all resolutions adopted by the General Meeting, which record will be available at the offices of Mylan for inspection by shareholders. Each shareholder will upon its request be provided with a copy from such record. Under Dutch law, the shareholders’ register is available for inspection by the shareholder.

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	Meda	Mylan

shareholders. Minutes must be available to shareholders at the offices of the company no later than two weeks after a general meeting of shareholders. A copy of the minutes must also be sent to shareholders who so request and who state their postal address, as well as be available on the company’s website for a period of at least three years.

Amendment of Governing Documents	Under the Swedish Companies Act, an alteration of the articles of association requires a resolution passed at a general meeting of shareholders. The number of votes required for a valid resolution depends on the type of alteration. However, in any case, a valid resolution requires not less than two thirds of the votes cast and of the shares represented at the meeting. The board of directors is not authorized to make amendments to the articles of association.	Upon a proposal of the Mylan Board, the General Meeting generally will be authorized to resolve to amend the Mylan Articles by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. However, resolutions of the General Meeting to amend certain enumerated provisions may only be adopted by the General Meeting with a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital. This special shareholder vote requirement applies to amendments to the provisions of the Mylan Articles that (i) require resolutions of the General Meeting be adopted only pursuant to and in accordance with a proposal by the Mylan Board in order to reduce issued share capital; issue Mylan Shares or preferred shares; grant of rights to subscribe for ordinary and preferred shares, restrict or waive pre-emptive rights with respect to any issuance of, or grant of rights to subscribe for, ordinary and preferred shares; or delegate the power and authority to take the foregoing actions; (ii) approve any legal merger or demerger; liquidate or dissolve Mylan; make a distribution from profits or reserves of Mylan; or request that the Mylan Board file a petition in bankruptcy with respect to Mylan; (iii) provide that the Directors are elected upon the binding nomination of the Mylan Board; (iv) provide for the suspension or removal of Directors; (v) govern amendments to the Mylan Articles; (vi) establish the competent courts of the Amsterdam, the Netherlands as the sole and exclusive forum for actions brought against officers and Directors; and (vii) require certain transactions between Mylan and an “interested person” be approved by a majority of at least 75 percent of the votes cast, representing more than half of the issued share capital, of the General Meeting.
The Mylan Board may resolve to amend the Mylan Board Rules by the affirmative vote of a majority of the Mylan Board.

Shareholder Approval of Business Combinations	Under Swedish law, certain resolutions may require an approval at a general meeting of shareholders, such as a legal merger or if the business ceases to exist. In particular, if a resolution is in conflict with the objects of the company, as defined in the articles of association, the objects of the company, and thus the articles of association need to be amended. Such change of the articles of association requires that a resolution of a general meeting of shareholders is supported by shareholders holding at least two-thirds of votes cast and shares represented at the meeting.	Under Dutch law, resolutions of a company’s board of Directors regarding a significant change in the identity or nature of the company or its business must be approved at a General Meeting. Such resolutions include in any event the transfer of the business or a substantial part thereof, entering into or terminating a long-lasting cooperation agreement with a third party, and the sale or purchase of a company or a stake in a company with a value of one-third of the assets of the company (according to the most recently adopted annual accounts plus the explanatory notes to that balance sheet).

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The Mylan Articles provide that the General Meeting may only adopt certain resolutions upon the recommendation and proposal of the Mylan Board. These resolutions concern, amongst other items, (a) any amendment to the Mylan Articles; (b) any legal merger of the company; (c) any demerger; or (d) any dissolution of Mylan.

The Mylan Articles provide that the following transactions require approval by at least 75 percent of the votes cast, representing more than half of the issued share capital, of the General Meeting, unless approved under certain circumstances by the Mylan Board: (i) any legal merger to which Mylan and an interested person are parties, (ii) any legal demerger to which Mylan and an interested person are parties, (iii) any sale, lease, exchange, or other disposition of all or substantially all of Mylan’s properties or assets to an interested person, (iv) the adoption of any plan or proposal for Mylan’s liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of Mylan Shares, or (v) any transaction of a character described in (i), (ii), (iii), or (iv) involving an affiliate or associate of an interested person or an associate of any such affiliate.

Purchase and Repurchase of Shares	Under the Swedish Companies Act, a company with its shares admitted to trading on a regulated market such as Nasdaq Stockholm may purchase a maximum of ten percent of all outstanding shares in the company, provided that a general meeting of shareholders has resolved upon this with a qualified majority. A general meeting of shareholders may also resolve upon the redemption of the company’s shares. Purchase of the company’s shares may only be made if, after the payment of the purchase or redemption price, there is sufficient coverage for the company’s restricted equity and the payment is justified, taking into consideration the equity required for the type of operations, the company’s need for consolidation (which, under the Swedish Companies Act, generally refers to the strength of a company’s balance sheet and the company’s ability to fulfill its obligations) and liquidity, as well as the company’s financial position in general.

Under Dutch law, a company may not subscribe for newly issued shares in its own capital. Subject to certain provisions of Dutch law and the Mylan Articles, Mylan is permitted to acquire fully paid up shares of its own share capital for such consideration as the Mylan Board may determine.

Mylan may repurchase up to $1 billion of Mylan Shares under its current repurchase program that was announced on November 16, 2015, but it is not obligated to acquire any particular amount of Mylan Shares and the program expires on August 27, 2016.

Pre-emptive Rights	Under the Swedish Companies Act, shareholders have pre-emptive rights (Sw. företrädesrätt) to subscribe pro rata for newly issued shares as of a certain record date. Pre-emptive rights to subscribe do not apply with respect to shares issued for consideration other than cash or for shares issued pursuant to convertible debentures or warrants previously granted by the company. The pre-emptive rights to subscribe for new shares may also be waived by a resolution passed by two-thirds of the votes cast and shares represented at the general meeting of shareholders resolving upon the issue.	Mylan shareholders have a pre-emptive right with respect to the issuances of Mylan Shares in proportion to the aggregate amount of the Mylan Shares held by such shareholder. Mylan shareholders have no pre-emptive right with respect to the issuances of Mylan preferred shares. Also, no pre-emptive right exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of Mylan or its affiliates, or (iii) to a party exercising a previously acquired right to subscribe for shares.

Until February 27, 2020, the Mylan Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including any subscriptions rights thereto). From February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any such share issuance pursuant to a resolution of the General Meeting upon a proposal duly

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made by the Mylan Board, or pursuant to a resolution of the Mylan Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to the Mylan Board by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.

Unless otherwise expressly provided therein, any such delegation by the General Meeting will be irrevocable. A resolution of the General Meeting to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights can only be adopted pursuant to and in accordance with a proposal duly made by the Mylan Board.

A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights generally requires the approval of a majority of the votes cast at the General Meeting. If less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast at the General Meeting is required.

Protective Measures	Under Swedish law, if, based on information originating from a party who intends to launch a takeover bid in respect of the shares in the company, the board of directors (or the managing director of such Swedish company whose shares are admitted to trading on a regulated market or a comparable market outside the European Economic Area) has a well-founded reason to believe that such a bid is imminent or that such a bid has been launched, the company shall only be entitled to take measures which are intended to impair the conditions for the launching or implementation of the bid following a resolution adopted by the general meeting of shareholders. The company may seek alternative bids.	Under Dutch law, various protective measures are permissible. Mylan’s governance arrangements include several provisions that may have the effect of making a takeover more difficult or less attractive, including:

•  Mylan’s issuance to the Foundation of a call option to acquire preferred shares that, if exercised, could discourage, prevent or delay a potential takeover or allow Mylan to further discuss with a potential acquiror its future plans for Mylan as well as to search for strategic alternatives;

• requirements that certain matters, including the amendment of the Mylan Articles may only be brought to the General Meeting for a vote upon a proposal by the Mylan Board; and
• subject the appointment of Mylan Directors to a binding nomination by Mylan’s Board

Rights Agreement / Preferred Shares	Under Swedish law, there is no concept of call options or other rights agreements to be used as protective measures, subject to what is described above (see “—Protective Measures”).	Dutch law permits a company to issue to a Dutch foundation a call option to acquire preferred shares that, if exercised, could discourage, prevent or delay a potential takeover or allow such company to further discuss with a potential acquiror its future plans for the company as well as to search for strategic alternatives. Mylan has issued a call option to the Foundation for Mylan preferred shares. The number of preferred shares held by the Foundation is limited so that, after giving effect to the exercise of a call option, it will not exceed the number of issued Mylan Shares at such time. See below for a description of certain recent actions taken by the Foundation.

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The Foundation is an independent entity with its own independent Directors and advisers and will determine, in its sole discretion, subject to the limits set by its governing documents and applicable Dutch law, whether or not to exercise the call option and any resulting voting power. The Foundation’s governing documents and the Call Option Agreement between Mylan and the Foundation provide that the call option and the Foundation’s resulting voting power will be exercised solely to further the Foundation’s limited, protective purpose. This limited, protective purpose is set forth in the Foundation’s governing documents, which state that the Foundation shall safeguard the interests of Mylan, its businesses and its stakeholders from time to time against any influence that might threaten the strategy, mission, independence, continuity and/or identity of Mylan and its businesses and which are contrary to the interests of Mylan, its businesses and its stakeholders from time to time (including shareholders, employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates). The Foundation’s limited, protective purpose includes preventing an unsolicited bid for Mylan Shares or changes in the composition of the Mylan Board without the Mylan Board having the opportunity to sufficiently consider the consequences of and explore alternatives to such bid or changes. The Foundation’s independent board determines in its sole discretion, acting reasonably and within the limits set by the Foundation’s governing documents, the Call Option Agreement and Dutch law (as described further below), whether or not it perceives that such a threat exists and, if so, whether or not it is required to act by exercising the call option and by voting (or not voting) the Mylan preferred shares.

The Foundation’s conduct is subject to and limited by the fundamental principle of Dutch law, as developed and re-affirmed in Dutch case law, that any protective measure adopted must be an adequate and proportional response to the perceived threat. Given this fundamental principle of Dutch law and the Foundation’s governing documents, the Foundation is (i) permitted to acquire and vote the Mylan preferred shares solely to the extent these actions further its limited, protective purpose and (ii) restricted from exercising any voting power unless it is an adequate and proportional response to a threat reasonably perceived by the Foundation. The Foundation thereby is limited to exercising its voting power to a situation where a party or parties posing such a threat could actually vote (or control the vote on) Mylan Shares and in an amount not greater than the voting power of the party or parties posing the threat.

The Foundation, as a matter of Dutch law, also would be expected to require Mylan to cancel its preferred shares once the perceived threat to Mylan and its stakeholders has been removed or sufficiently mitigated or neutralized. Subject to the same limitations described above, the Foundation would continue to have the

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	Meda	Mylan
right to exercise the call option in the future in response to a new threat to the interests of Mylan, its businesses and its stakeholders from time to time.

On July 23, 2015, in response to Teva’s unsolicited expression of interest in acquiring Mylan, the Foundation exercised its call option and acquired 488,388,431 Mylan preferred shares (which represents 100 percent of the class of Mylan preferred shares as of July 24, 2015) pursuant to the terms of the call option agreement. Each Mylan Share and preferred share is entitled to one vote on each matter properly brought before the extraordinary general meeting. On July 27, 2015, Teva announced its entry into an agreement to acquire the Generic Drug Unit of Allergan plc and the withdrawal of its unsolicited, non-binding expression of interest to acquire Mylan.

On September 19, 2015, the Foundation requested the redemption of the Mylan preferred shares issued on July 23, 2015, informing Mylan that it was reasonably convinced that the influences that might adversely affect or threaten the strategy, mission, independence, continuity and/or identity of Mylan and its business in a manner that is contrary to the interest of Mylan, its business and its stakeholders had been sufficiently addressed. Holders of Mylan Shares approved the redemption of the Mylan preferred shares on January 7, 2016 at an extraordinary General Meeting. The redemption of the Mylan preferred shares became effective on March 17, 2016. The Foundation will continue to have the right to exercise its call option in the future in response to a new threat to the interests of Mylan, its businesses and its stakeholders from time to time.

Dividends	Under the Swedish Companies Act, only a resolution at a general meeting of shareholders may authorize the payment of dividends. A resolution to pay dividends may, with some exceptions, not exceed the amount recommended by the board of directors. Dividends may only be made if, after the payment of the dividend, there is sufficient coverage for the company’s restricted equity and the payment of dividends is justified, taking into consideration the equity required for the type of operations, the company’s need for consolidation (which, under the Swedish Companies Act, generally refers to the strength of a company’s balance sheet and the company’s ability to fulfill its obligations) and liquidity, as well as the company’s financial position in general. Each person who is registered as a shareholder in the share register maintained by Euroclear as of the record date for the dividend determined at the general meeting of shareholders (usually the second business day following the general meeting of shareholders) will be entitled to receive the dividend distribution. Dividends are normally distributed to the shareholders through the Euroclear system. Where a shareholder cannot be reached through the Euroclear system, the shareholder’s claim on the company with respect to the dividend amount will remain in force and shall be limited in time only pursuant to the general Swedish rules regarding a ten-year limitations period for claims. Where any claim is time-barred, the dividend shall inure to the company.	Under Dutch law, distributions may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law or the Mylan Articles. Dividends may be declared after adoption of the annual accounts by the General Meeting upon the recommendation and proposal of the Mylan Board. The profits as they appear from the annual accounts will be distributed as follows:
• first, if Mylan preferred shares are outstanding, a dividend will be distributed to the Mylan preferred shares in accordance with the Mylan Articles;
• second, the Mylan Board will determine which part of the profits remaining after such distribution on the Mylan preferred shares, if applicable, will be reserved; and

•  third, to the extent not distributed as a dividend in respect of Mylan’s preferred shares and/or reserved as described above, the profits will be available for distribution to holders of Mylan Shares, provided that any such distribution must be authorized by the Mylan Board.

Interim dividends may be declared as provided in the Mylan Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

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Squeeze-Out Merger Threshold	Under the Swedish Companies Act, a shareholder holding more than 90 percent of the shares in a company is entitled to acquire the remaining shares from the other shareholders in the company on a compulsory basis. Correspondingly, a minority shareholder is also in such situation entitled to demand that the majority shareholder purchase his or her shares.	Under Dutch law, a shareholder who for his own account contributes at least 95 percent of a company’s issued share capital may initiate proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
Appraisal Rights	There is no concept of appraisal rights under Swedish law. However, as described above (see “—Squeeze-Out Merger Threshold”), shareholders have certain rights in the context of a squeeze-out merger.	There is no concept of appraisal rights under Dutch law. However, as described above (see “—Squeeze-Out Merger Threshold”), shareholders have certain rights in the context of a squeeze-out merger.

In addition, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation will be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger.

Dissolution/Liquidation

Under the Swedish Companies Act, it may be resolved at a general meeting of shareholders that a company is to go into voluntary liquidation. A company may also go into compulsory liquidation if the Swedish Companies Registration Office or a court of general jurisdiction orders the company to go into compulsory liquidation according to the provisions in the Swedish Companies Act. Under the Swedish Companies Act, all shares carry equal rights in a liquidation unless otherwise provided in the articles of association of the company.

The Meda Articles do not provide for any deviation and thus all shares carry equal rights in a liquidation.

A resolution to dissolve Mylan may be proposed by the Mylan Board and adopted by an absolute majority of the votes cast, in a meeting in which at least one-third of Mylan’s issued share capital is present or represented.

If Mylan is dissolved, the assets of Mylan would be used for payment of debts. After payment of debts and the costs of liquidation, payments are first made to the holders of any outstanding preferred shares in accordance with the procedures set forth in the Mylan Articles and below, and the balance of Mylan’s assets would be paid to the holders of Mylan Shares in proportion to the number of Mylan Shares they held.

If Mylan preferred shares are outstanding at the time of a dissolution, prior to the distribution to the holders of Mylan Shares, an amount will be paid to the holders of Mylan preferred shares equal redemption amounts, increased by: (i) any deficit in the payment of dividend referred to in the Mylan Articles and (ii) an amount equal to the percentage referred to in the Mylan Articles on the compulsory amount paid on

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the preferred shares, calculated over the period starting on the first day after the last full financial year for which the company has adopted annual accounts prior to the liquidation and ending on and including the day of the payment on preferred shares referred to above and any accrued and unpaid dividends with respect to periods prior to such period, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such periods will be deducted from the payment.

Forum Selection	Under Swedish law, the forum for civil cases is generally where the board of directors has its registered office.	Unless Mylan consents in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any Director, officer, or other employee of Mylan (including any former Director, former officer, or other former employee of Mylan to the extent such claim arises from such Director, officer, or other employee’s breach of duty while serving as a Director, officer, or employee of Mylan) to Mylan or Mylan’s shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or the Mylan Articles; any action asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of Mylan, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

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Historical financial information

Incorporation by reference

Mylan’s audited consolidated financial statements and the auditors’ reports related thereto for the years ended December 31, 2015, 2014 and 2013 are part of this Offer Document and should be read as part thereof. These consolidated financial statements can be found in Mylan’s Annual Reports on Form 10-K for the years ended December 31, 2015, 2014 and 2013, where reference is as follows.

•	Mylan N.V. Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on February 16, 2016: page 90 (consolidated balance sheets), page 91 (consolidated statements of operations), page 92 (consolidated statements of comprehensive earnings), page 94 (consolidated statements of cash flows), pages 95-163 (notes to consolidated financial statements) and page 88 (audit report);
•	Mylan Inc. Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on March 2, 2015 (as amended on April 30, 2015 and as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015, including the audit report included on page 4 of Exhibit 99.1 thereto) (the audit report included in such filing has been superseded by the audit reports included in Mylan N.V.’s Annual Report on Form 10-K filed with the SEC on February 16, 2016): page 82 (consolidated balance sheets), page 83 (consolidated statements of operations), page 84 (consolidated statements of comprehensive earnings), page 86 (consolidated statements of cash flows), pages 87-129 (notes to consolidated financial statements);
•	Mylan Inc. Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC on February 27, 2014 (as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015, including Item 8 on pages 1-63 and the audit report on page 4 of Exhibit 99.1 thereto) (the audit report included in such filing has been superseded by the audit reports included in Mylan N.V.’s Annual Report on Form 10-K filed with the SEC on February 16, 2016): page 73 (consolidated balance sheets), page 74 (consolidated statements of operations), page 75 (consolidated statements of comprehensive earnings), page 78 (consolidated statements of cash flows), pages 79-119 (notes to consolidated financial statements) and page 71 (as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015, including Item 8 on pages 1-63 and the audit report on page 4 of Exhibit 99.1 thereto) (the audit report included in such filing has been superseded by the audit reports included in Mylan N.V.’s Annual Report on Form 10-K filed with the SEC on February 16, 2016);
•	Mylan N.V. Quarterly Report on Form 10-Q for the three months ended March 31, 2016, as filed with the SEC on May 3, 2016: page 3 (condensed consolidated statements of operations), page 4 (condensed consolidated statements of comprehensive earnings), page 5 (condensed consolidated balance sheets), page 6 (condensed consolidated statements of cash flows) and pages 7-43 (notes to condensed consolidated financial statements);
•	Mylan N.V. Dutch Statutory Annual Accounts for the year ended December 31, 2015, as published in Mylan N.V.’s 2015 statutory board report as published on Mylan N.V.’s website; and
•	New Moon B.V. (predecessor to Mylan N.V.) Dutch Statutory Annual Accounts for the period July 7, 2014 through December 31, 2014, as filed with the Dutch Trade Registry.

The portions of Mylan’s Annual Reports on Form 10-K for the years ended December 31, 2015, 2014 and 2013 and Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016 that are not incorporated by reference, contain information presented elsewhere in this Offer Document or that is not relevant to investors and are not part of this Offer Document. Mylan’s consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 have been audited by Deloitte & Touche LLP and the audit reports are attached to the Annual Report on Form 10-K for the years ended December 31, 2015, 2014 and 2013, as applicable.

Other than Mylan’s audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and the selected historical financial information on pages 112–118 of this Offer Document, no information herein has been audited, reviewed, or examined by Mylan’s auditors.

Other than the unaudited pro forma financial information on pages 83–96 and Mylan’s 2016 Outlook Summary on page 129, no information herein has been examined by Mylan’s reporting accountants.

Documents on display

During the twelve months following the date of this Offer Document, the following documents can be obtained free of charge on Mylan’s Internet website at www.mylan.com:

•	the Mylan Articles; and
•	all reports, letters, and other documents, historical financial information, valuations and statements prepared by any expert at Mylan’s request to the extent any part of which is included or referred to in this Offer Document; and

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•	the historical financial information for Mylan and its subsidiary undertakings for each of the two financial years preceding the date of this Offer Document.

Mylan has filed the Registration Statement to register with the SEC the offer and sale of the Mylan Shares to be issued in connection with the Offer. Mylan has also filed the EU Prospectus with the AFM. Investors and securityholders of Meda are urged to read, as applicable, documents filed with the SFSA, the SEC, the AFM or any other competent EU authority carefully and in their entirety (if and when they become available) before making an investment decision because they will contain important information about Mylan, Meda and the Offer. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at www.medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 (724) 514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders.

Independent Auditors’ Report Regarding Selected Historical Financial Information

To the Board of Directors of Mylan N.V.

We have examined the selected historical financial information of Mylan N.V. and its subsidiaries (the “Company”) included in the Company’s Offer Document on pages 112–118 for the three year period ended December 31, 2015.

Responsibility of the Management of the Company

The management of the Company is responsible for ensuring that the selected historical financial information in the Company’s Offer Document is prepared and accurately extracted from the historical financial statements for the three year period ended December 31, 2015. The management of the Company is also responsible for ensuring that the selected historical financial information is prepared and presented in accordance with the requirements of the Swedish Financial Instruments Trading Act (SFS 1991:980) and the Nasdaq Stockholm’s takeover rules.

Auditors’ Responsibility

Our responsibility is to express an opinion on the selected historical financial information based on our examination, conducted in accordance with FAR’s Recommendation RevR 5 Examination of Financial Information in Prospectuses. This recommendation requires that we comply with FAR’s ethical requirements. Our quality control system complies with International Standard on Quality Control 1 and accordingly we maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Opinion

In our opinion, the Company’s presentation of selected historical financial information for the three year period ended December 31, 2015 has been accurately derived from the Company’s financial statements.

The financial statements for the fiscal years 2015, 2014 and 2013 have been audited by us in accordance with the standards of the Public Company Accounting Oversight Board (United States). We have expressed unqualified opinions on those financial statements.

Pittsburgh, Pennsylvania, USA

June 16, 2016

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The following summary discussion of Meda’s business, management and operations reflects Meda’s views and should be read in conjunction with Meda’s selected consolidated historical financial information and risk factors related to Meda’s business included elsewhere in this Offer Document.

Overview

Meda is a leading specialty pharmaceutical company with a diversified product portfolio. Meda’s product portfolio is divided in two primary areas:

•	Prescription (Rx), which totaled 62 percent of net sales in 2015. This product area comprises original prescription pharmaceuticals and specialty products focusing on the respiratory, dermatology, pain and inflammation therapeutic categories; and
•	Non prescription (Cx ) / Over the counter (OTC), which totaled 36 percent of net sales in 2015. Cx / OTC drugs are a common first step within self-treatment and preventive health care.
•	Other sales accounted for 2 percent net sales in 2015.

Meda operations in the world

Meda is headquartered in Solna, Sweden. Meda has six proprietary production units in Ireland, France, Germany, Italy and the U.S. During 2015, Western Europe (comprised of western Europe, excluding the Baltics, Poland, Czech Republic, Slovakia and Hungary) accounted for 62 percent of Meda’s net sales, the U.S. accounted for 17 percent of Meda’s net sales, emerging markets accounted for 19 percent of Meda’s net sales and other sales accounted for 2 percent of Meda’s net sales. Emerging markets is the fastest growing region with a pro forma organic growth in net sales of 7 percent in 2015.

Targets and strategy

Meda’s business concept is to offer cost-effective and clinically proven products. Based on a broad product portfolio and strong cash flows, Meda has been able to identify, secure access to, integrate and commercialize pharmaceutical products in its targeted therapeutic categories (primarily respiratory, dermatology and pain and inflammation) and the Cx / OTC market segment.

Sales and marketing

Meda believes that among its strongest assets is the ability to quickly and effectively integrate acquired operations and commercialize new products globally. Key activities are primarily development of existing products, manufacturing and supply and sales and marketing.

Acquisition and further development of products

Meda does not conduct any in-house, early-stage pharmaceutical development and is primarily active in late-stage clinical development. Meda mainly acquires new products through the acquisition of companies, product rights and through partnerships with other pharmaceutical companies. Meda does, however, improve the properties of existing drugs or substances in a variety of ways:

•	New improved formulations, such as a pen in addition to cotton swab for the medical device product Endwarts, which contains formic acid for the treatment of warts.
•	Development of combination products, such as Dymista® (azelastine and fluticasone propionate) for allergic rhinitis.
•	Globalization and regulatory approval of drugs, such as Novolizer®, Acnatac®, Zyclara® and Dymista®, in new countries/regions.

Meda’s development work can be described as market and patient-adapted product development in late clinical phases.

Two-Pronged growth strategy

Meda’s growth strategy involves a combination of organic growth and acquisitions. Acquisitions have historically been the main driver of Meda’s expansion and have been supported on an ongoing basis by Meda’s investments in organic product and market development. The combined results are a significant product portfolio in respiratory, dermatology, pain and inflammation and Cx / OTC.

Between 2000 and 2015, Meda made more than 30 major acquisitions of companies and product rights. Several strategic acquisitions were completed in the period from 2005 to 2008, including the German pharmaceutical group Viatris, 3M’s European pharmaceuticals division, the U.S. specialty pharmaceutical company MedPointe and Valeant’s European pharmaceutical division. In 2010, Meda acquired the U.S. specialty pharmaceutical company, Alaven, and subsequently acquired the Nordic OTC company, Antula, in 2011. During 2013, Meda acquired

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the U.S. development company, Acton Pharmaceuticals, Inc., which included its proprietary product Aerospan®. Meda further acquired all global rights to EB24® with its acquisition of ZpearPoint AS.

In 2014, Meda completed the acquisition of Rottapharm S.p.A. (“Rottapharm”).

Greater focus on organic growth

Since 2012, in addition to the Cx / OTC portfolio and emerging markets, Meda has focused on a number of selected therapeutic categories, particularly respiratory, dermatology and pain and inflammation. This has involved a greater focus on organic growth. In 2012 and 2013, new products, such as Dymista® and Zyclara®, were launched in these therapeutic focus areas.

Several products in the Nordic OTC portfolio were launched in new markets in 2012. In 2015, Meda also increased its market investments to expand within the Cx /OTC area and drive growth in emerging markets following the Rottapharm transaction.

Products

Prescription drugs–three primary therapy areas

Meda focuses primarily on three therapeutic categories–respiratory, dermatology and pain and inflammation. Meda has stated that its products are meeting a growing need among patients and healthcare providers. This need is driven by factors such as the growing incidence of allergies, particularly in Western Europe and North America, but also in emerging markets. Dermatology includes diseases such as skin cancer and its precursors, acne and eczema, which are all common conditions experiencing an increase in prevalence. This is partly due to environmental factors such as sun exposure. The pain and inflammation therapeutic area is experiencing growth in several different indications, resulting in rising costs for customers.

Pain and inflammation is an area affecting an increasing number of people due to increases in life expectancy. The most common indications are back pain, neck pain and knee osteoarthritis.

Respiratory (allergies and asthma)–15 percent 2015 net sales (across Rx, Cx and OTC)

Allergic rhinitis is one form of allergy and is considered a global epidemic, affecting some 500 million people worldwide, of which around 180 million are in Western Europe, U.S. and Japan.

Asthma is a chronic condition affecting the respiratory tract and lungs. It is the most common chronic disease among children. Asthma affects some 300 million individuals worldwide.

Dermatology–22 percent 2015 net sales (across Rx, Cx and OTC)

The skin is the body’s largest organ and has many vital functions, such as protection from microbes. Skin diseases are common in all age groups and in all parts of the world. Some of the most common skin diseases are eczema, psoriasis, acne and skin cancer.

Pain and Inflammation–14 percent 2015 net sales (across Rx, Cx and OTC)

Inflammation is a process by which the body’s white blood cells and the substances they produce protect us from infection with foreign organisms, such as bacteria and viruses.

Since many organs do not have many pain sensitive nerves, pain may not be a primary issue, but can still be a life-disrupting symptom of an inflammatory disease.

Non-prescription (Cx)

Meda’s portfolio of consumer healthcare Cx products, which can be prescribed or recommended by physicians and pharmacists, are backed by clinical data, which strengthens their credibility and reputation with healthcare professionals.

Cx products tend to be less susceptible to the pricing pressures that affect Rx-products as a result of reference pricing, financial pressure on national health systems and the increased competitiveness of generics.

Over-the-counter drugs (OTC)

The percentage of OTC drugs is higher in emerging markets than in mature markets, often due to the fact that consumers in those markets have less access to advanced healthcare. In these circumstances, OTC drugs may replace prescription drugs. In more developed markets, demand for OTC drugs is driven by a growing interest in self-healing, wellness and improved quality of life.

Manufacturing and supply

Meda combines proprietary production with contract manufacturing of drugs. Meda’s proprietary production accounted for approximately 40 percent of its sales volume as of March 31, 2016.

At March 31, 2016, Meda had the following proprietary production units:

•	Merignac (France) contains around 260 employees–Produces liquids and solutions, such as Betadine®
•	Cologne (Germany) contains around 260 employees–Produces various preparation forms, such as Novolizer®
•	Decatur (Illinois, USA) contains around 90 employees–Produces various preparation forms, such as Soma®, Astepro® and Geritol®
•	Dublin (Ireland) contains around 160 employees–Produces glucosamine sulphate (API), oral solid dosage and drops, such as the products Dona®, Zyma® and Plantaben®
•	Troisdorf (Germany) contains around 240 employees–Multipurpose production of oral solid dosage, liquids, gels and granules, such as Legalon, Reparil and Agiolax.

Information about Meda

•	Confienza (Italy) contains around 80 employees–Produces various preparation forms, such as Soma, Astepro and Geritol

Customers

Meda’s customer structure consists of several customer groups. With respect to prescription drugs, the most important target group is doctors, nurses and other medical professionals at specialist clinics and general practice surgeries. As Meda increasingly chooses to focus on specialist drugs, its marketing increasingly targets specialists.

For Cx / OTC drugs, marketing focuses largely on end customers (i.e. patients). Pharmacies and other establishments that provide pharmaceuticals are important sales channels for Cx / OTC drugs. Their staff, in particular, plays a key role as they often provide advice to customers.

Organization and employees

Meda had, as of March 31, 2016, a diversified product portfolio and proprietary sales organization in close to 60 countries. Taking into account the markets where sales are handled by distributors, Meda’s products were sold in more than 150 countries as of March 31, 2016. Meda is the parent company of a number of subsidiaries (the “Meda Group”), and its headquarters are located in Solna, outside of Stockholm, Sweden. Meda’s employees are primarily organized into four divisions:

•	Marketing and sales
•	Product development
•	Manufacturing
•	Administration

Most of Meda’s employees work in marketing and sales, which represented almost 60 percent of all employees as of March 31, 2016. The total number of employees for the Meda Group, as of March 31, 2016, was 4,668, of which 428 were contractors. Meda’s operations and number of employees has grown quickly, primarily through acquisitions.

Marketing and sales

Meda’s marketing organization consisted of 2,729 people as of March 31, 2016, of which 67 percent work in the Western European market, 22 percent in emerging markets and 11 percent in the U.S. market. In markets where Meda has no representation, the export organization International Trade Business is in charge of operations. Meda’s marketing centers provide central support functions in key therapeutic categories and also maintain relationships with international organizations.

Product development

Meda had, as of March 31, 2016, 461 employees working with development, clinical trials and drug registration. As a specialty pharmaceutical company, Meda has stated that it refrains from capital-intensive, early-stage pharmaceutical development. Instead, Meda focuses on development in the late clinical phase, for example registering new pharmaceutical forms or new indications for existing drugs. By working actively to improve and further develop existing products and known substances, Meda is able to defend and enhance its market position in its existing therapeutic categories.

Manufacturing

The manufacturing division ensures a steady product flow to Meda’s marketing companies. Finished products are delivered from Meda’s own manufacturing units as well as contract manufacturers. Meda has six proprietary production units in Ireland, France, Germany, Italy and the U.S. For more information on manufacturing, see “Information about Meda–Manufacturing and supply” above.

History

Meda was founded in 1954. The groundwork was laid to establish Meda’s platform as a specialty pharmaceutical company in 2000-2002 when Meda set a strategy to build its future on proprietary products. Customers’ needs would be met through cost-effective measures with medical quality as a guiding principle. This work focused largely on identifying potential acquisitions and opportunities for in-licensing.

Board of Directors, senior management and auditor

The Board of Directors

Martin Svalstedt (Chairman)

Member of the Board since 2014.

Born 1963.

Education: BSc Business and Economics.

Other positions: CEO of Stena Adactum AB and Stena Sessan AB. Chairman of the board of Gunnebo AB, Ballingslöv International AB, Envac AB, Stena Renewable AB. Board member of Stena Adactum AB and Stena Sessan Rederi AB.

Holdings of shares in Meda: 40,016.

Luca Rovati (Deputy Chairman)

Member of the Board since 2014.

Born 1962.

Education: Business Economics.

Other positions: Chairman of the Board of GWM REII S.p.A. and Fidim Servizi S.r.l. Deputy Chairman of Greentech Energy Systems AS and Armònia Holding S.r.l. Board member of Nuove Partecipazioni S.p.A., RRL Immobiliare S.p.A. and Fenice S.r.l.

Holdings of shares in Meda: 33,016,286 (controlled by the closely related company Fidim S.r.l.).

Information about Meda

Peter Claesson

Member of the Board since 2009.

Born 1965.

Education: BSc Business and Economics.

Other positions: CFO of Stena AB. Board member of Stena Line Holding BV, Stena Drilling Ltd, Stena Fastigheter AB, Sveriges Ångfartygs Assurans Förening, Handelsbanken Regionbank Västra Sverige and Wisent Oil PLC.

Holdings of shares in Meda: 5,500.

Peter von Ehrenheim

Member of the Board since 2011.

Born 1955.

Education: MSc Engineering KTH.

Other positions: Chairman of the board of Biolin Scientific AB, Denator AB and Robustus Wear Components AB. Board member of Biotage AB, Boule Diagnostics AB, VBN components AB and Kontigo Care AB.

Holdings of shares in Meda: 16,500.

Kimberly Lein-Mathisen

Member of the Board since 2015.

Born 1972.

Education: BSc Engineering, University of Illinois and MBA Harvard Business School.

Other positions: CEO of Orkla Home & Personal Care. Board member of NHST Meda Group.

Holdings of shares in Meda: 0.

Lillie Li Valeur

Member of the Board since 2015.

Born 1970.

Education: MBA and BSc in Medicine.

Other positions: Vice President of Arla Southeast Asia.Board member of AAK AB.

Holdings of shares in Meda: 0.

Guido Oelkers

Member of the Board since 2014.

Born 1965.

Education: PhD in Strategic Management and Master in Economics.

Other positions: CEO of BSN Group.

Holdings of shares in Meda: 0.

Karen Sörensen

Member of the Board since 2013.

Born 1962.

Education: MSc Engineering and MBA.

Other positions: CEO of Philips Nordic and head of Philips Healthcare in the Nordics. Board member of several Philips companies and Technical University of Denmark–SCION.

Holdings of shares in Meda: 0.

Lars Westerberg

Member of the Board since 2012.

Born 1948.

Education: BSc in business administration and a MSc in electrical engineering.

Other positions: Board member of Volvo AB, Sandvik AB, SSAB and Stena AB.

Holdings of shares in Meda: 242,000 (including shares held by closely related parties).

Senior Management

Dr. Jörg-Thomas Dierks

CEO

Employed since 2005.

Born 1960.

Education: Physician.

Previous positions: Senior vice president for Commercial Operations and COO of Viatris and before that, Novo Nordisk and Asta-Medica.

Other current positions: n.a.

Holdings of shares in Meda: 195,000.

Esfandiar Faghfouri

Executive Vice President, Region East.

Employed since 2005.

Born 1962.

Education: Pharmacist.

Previous positions: Medical Representative, Product Manager, Head of Business Unit..

Other current positions: n.a.

Holdings of shares in Meda: 3,500.

Ton van’t Hullenaar

Executive Vice President, Region West.

Employed since 2007.

Born 1955.

Education: Business school.

Previous positions: Healthcare Manager 3M

Germany, European Manager 3M Pharmaceuticals.

Other current positions: n.a.

Holdings of shares in Meda: 3,850.

Enzo Lacchini

Executive Vice President, Supply Chain.

Employed since 2014.

Born 1953.

Education: Chemistry and Pharmaceutical Technology.

Previous positions: Rottapharm | Madaus.

Other current positions: n.a.

Holdings of shares in Meda: 0.

Information about Meda

Joachim Maus

Executive Vice President, Scientific Affairs

Employed since 2005.

Born 1967.

Education: Physician.

Previous positions: Head of Human Pharmacology and Head of Clinical Research at ASTA Medica/ VIATRIS; Specialist in internal medicine.

Other current positions: n.a.

Holdings of shares in Meda: 3,000.

Henrik Stenqvist

CFO, Executive Vice President, Finance & Procurement

Employed since 2003.

Born 1967.

Education: BSc in Business and Economics.

Previous positions: CFO of subsidiaries in AstraZeneca.

Other current positions: n.a.

Holdings of shares in Meda: 192,605.

Hans-Jürgen Tritschler

Executive Vice President, Global Marketing.

Employed since 2005.

Born 1962.

Education: Ph.D Biochemistry.

Previous positions: Medical Affairs, Marketing, Business development, Emerging Markets.

Other current positions: n.a.

Holdings of shares in Meda: 1,000.

Rainer Weiss

Executive Vice President, HR & IT

Employed since 2005.

Born 1962.

Education: Master of Business and Administration.

Previous positions: Head Human Resources Marketing & Sales, Head Human Resources

Commercial Operations.

Other current positions: n.a.

Holdings of shares in Meda: 5,725.

Mårten Österlund

Executive Vice President, Business Development/ Legal & IP

Employed since 2005.

Born 1957.

Education: Ph.D in molecular biology.

Previous positions: Has researched at the Pasteur Institute in Paris. Experience from development companies, including an executive position at Karo Bio.

Other current positions: n.a.

Holdings of shares in Meda: 108,000.

Extended executive team

Paula Treutiger

Vice President, Corporate Communications and Sustainability.

Employed since 2011.

Born 1967.

Education: BSc in Business and Economics.

Previous positions: Alfred Berg and Gambro.

Other current positions: n.a.

Holdings of shares in Meda: 0.

Magnus Kjellberg

Vice President, Corporate Strategy and M&A

Employed since 2011.

Born 1973.

Education: BSc in Business and Economics.

Previous positions: Morgan Stanley.

Other current positions: n.a.

Holdings of shares in Meda: 0.

Auditor

At the 2016 annual general meeting, PricewaterhouseCoopers AB, corp.reg. no 550906-3016, was reelected as auditor with authorized public accountant Mikael Eriksson as auditor in chief. The postal address to PricewaterhouseCoopers AB is SE-113 97 Stockholm.

PricewaterhouseCoopers AB has also been auditor during the financial years 2012, 2013 and 2014, 2015.

Miscellaneous information

Severance pay for the CEO

If the CEO resigns or his employment contract is terminated, a mutual period of notice of 12 months applies. If Meda terminates the employment contract, fixed and variable remuneration is payable during the period of notice as well as severance pay equal one times the annual base salary and one times the annual full bonus. Upon closing of a change of control (defined as one shareholder owning more than 50 percent of Meda’s shares) (i) each party must observe a notice a period of 24 months which will be reduced pro rata, per each month, during the 12 month period after closing prior to the termination of the employment contract, until the mutual notice period is yet again 12 months and (ii) the CEO will receive a payment of two times the annual base salary and two times the annual full bonus. Upon termination, initiated by either party within 3 months from completion of a change of control the CEO will receive an additional payment equal to two times the annual full bonus payable three months after completion of the change of control. All such payments will be made together with additional pension contribution of

Information about Meda

35 percent. The CEO’s total severance payment should not exceed two times the annual base salary and four times the annual full bonus payment and respective pension.

Severance pay for Executive Vice Presidents

(“EVPs”)

Base salary during the period of notice for termination and severance pay shall together not exceed an amount equivalent to two years’ fixed and variable remuneration. Against the background of a possible change of control the EVPs participate in a retention program for 2016 which entitles them to receive an additional payment of 18 month base salary in case of completion or of 6 month base salary in case of no completion of a change of control in the year 2016.

Information about Meda

Selected consolidated historical financial information

The financial information below is based on Meda’s audited annual report for 2015, 2014 and 2013, respectively and Meda’s unaudited interim report for January–March 2016. Meda’s audited consolidated financial statements for the financial years 2015, 2014 and 2013 have, according to the annual report for the respective year, been prepared in accordance with IFRS as adopted by the EU, as interpreted by the IFRS Interpretations Committee (IFRS IC), the Swedish Annual Accounts Act (1995:1554) and the Swedish Financial Reporting Board’s standard RFR 1 Supplementary Accounting Rules for Groups. Unless otherwise stated, amounts are presented in SEK millions.

Consolidated income statement

	January-March			Full year
SEK million	2016	2015	2015	2014	2013
Net sales	4,315	4,583	19,648	15,352	13,114
Cost of sales	-1,628	-1,750	-7,525	-6,083	-5,087

Gross Profit	2,687	2,833	12,123	9,269	8,027
Other income	–	–	22	42	–
Selling expenses	-1,010	-1.049	-4,359	-3,718	-2,993
Medicine and business development expenses	-1,083	-967	-4,086	-3,223	-2,794
Administrative expenses	-245	-281	-981	-883	-692

Operating profit	349	536	2,719	1,487	1,548
Finance income	6	32	37	8	22
Finance cost	-258	-501	-1,452	-913	-567

Profit after financial items	97	67	1,304	582	1,003
Tax	194	159	-112	-180	-198

Net income	291	226	1,192	402	805
Earnings attributable to:
Parent company shareholders	291	226	1,176	399	807
Non-controlling interests	0	0	16	3	-2

	291	226	1,192	402	805
Earnings per share
Basic, SEK	0.80	0.62	3.22	1.23	2.57
Diluted, SEK	0.80	0.62	3.22	1.23	2.57
Average number of shares
Basic (thousands)	365,467	365,467	365,467	323,397	313,672
Diluted (thousands)	365,467	365,467	365,467	323,397	313,672
Actual number of shares at year-end
Basic (thousands)	365,467	365,467	365,467	365,467	313,672
Diluted (thousands)	365,467	365,467	365,467	365,467	313,672
Dividend per share (SEK)			2.50	2.50	2.50

1	For 2014 and 2013 recalculation has been done to consider the bonus issue element in the rights issue 2014.

Information about Meda

Consolidated balance sheet

	March 31	March 31	31 December
SEK million	2016	2015	2015	2014	2013
ASSETS
Non-current assets
Tangible assets	1,475	1,665	1,504	1,692	848
Intangible assets	46,541	50,710	47,478	50,798	29,666
Derivatives	–	–	–	25	–
Deferred tax assets	1,765	1,612	1,812	1,640	918
Available-for-sale financial assets	22	44	23	45	5
Other non-current receivables	188	301	262	305	13

Total non-current assets	49,991	54,332	51,079	54,505	31,450
Current assets
Inventories	3,017	3,276	2,876	2,988	1,982
Trade receivables	4,185	4,223	4,295	4,151	2,151
Other receivables	366	512	320	480	196
Tax assets	262	276	225	203	106
Prepayments and accrued income	329	379	290	266	181
Derivatives	240	199	149	208	49
Cash and cash equivalents	977	1,624	1,612	2,311	178

Total current assets	9,376	10,489	9,767	10,607	4,843
TOTAL ASSETS	59,367	64,821	60,846	65,112	36,293
EQUITY	21,076	21,059	20,956
Share capital	365	365	365	365	302
Other capital contributions	13,788	13,788	13,788	13,788	8,865
Other reserves	187	551	375	401	-415
Retained earnings including profit for the year	6,739	6,374	6,431	6,142	6,491

	21,079	21,078	20,959	20,696	15,243
Non controlling interest	-3	-19	-3	-16	-32

Total equity	21,076	21,059	20,956	20,680	15,211
LIABILITIES
Non-current liabilities
Borrowings	21,359	22,845	22,507	26,817	7,792
Derivatives	19	19	19	22	33
Deferred tax liabilities	4,249	5,137	4,708	5,278	2,211
Pension obligations	2,445	2,411	2,273	2,430	1,107
Other non-current liabilities	19	2,454	2,474	2,464	32
Other provisions	326	411	337	375	209

Total non-current liabilities	28,417	33,277	32,318	37,386	11,384
Current liabilities
Trade payables	1,347	1,476	1,696	1,542	883
Current tax liabilities	597	442	515	483	464
Other liabilities	2,715	342	240	495	195
Accruals and deferred income	1,548	1,870	1,553	1,731	1,343
Derivatives	161	102	205	284	113
Borrowings	2,563	5,370	2,355	1,391	6,304
Other provisions	943	883	1,008	1,120	396

Total current liabilities	9,874	10,485	7,572	7,046	9,698
Total liabilities	38,291	43,762	39,890	44,432	21,082
TOTAL EQUITY AND LIABILITIES	59,367	64,821	60,846	65,112	36,293

Information about Meda

Consolidated statement of cash flows

	January-March		Full year
SEK million	2016	2015	2015	2014	2013
Cash flow from operating activities
Profit after financial items	97	67	1,304	582	1,003
Adjustments for items not included in cash flow	803	1,009	3,373	2,668	2,246
Net change in pensions	-10	-17	-45	-46	-19
Net change in provisions	-41	-243	-112	601	116
Income taxes paid	-126	-67	-803	-551	-390

Cash flow from operating activities before changes in working capital	723	749	3,717	3,254	2,956
Cash flow from changes in working capital
Inventories	-154	-273	-198	182	-97
Receivables	55	-132	-96	-536	-225
Liabilities	-270	-13	-99	142	211

Cash flow from operating activities	354	331	3,324	3,042	2,845
Cash flow from investing activities
Acquisition of tangible assets	-18	-56	-220	-116	-136
Acquisition of intangible assets	-28	-35	-79	-74	-1,123
Acquisition of operation	–	-149	-149	-8,744	–
Divestment of operation	–	-6	695	-25	–
Acquisition of financial assets available for sale	–	0	–	-2	–
Divestment of financial assets available for sale	1	0	12	–	–
Increase in financial receivables	-2	0	0	0	0
Decrease in financial receivables	–	0	3	–	1
Sale of non-current assets	–	–	–	55	3

Cash flow from investing activities	-47	-246	262	-8,906	-1,255
Cash flow from financing activities
Loans raised	207	323	2,107	21,433	997
Loan repayments	-1,135	-1,087	-5,464	-14,770	-1,902
New share issue	–	–	–	2,014	–
Decrease in financial liabilities	-11	-40	-1	-7	-12
Dividend to parent company shareholders	–	–	-914	-756	-680

Cash flow from financing activities	-939	-804	-4,272	7,914	-1,597
Cash flow for the period	-632	-719	-686	2,050	-7
Cash and cash equivalentsat start of the year	1,612	2,311	2,311	178	194
Exchange-rate difference in cash and cash equivalents	-3	32	-13	83	-9

Cash and cash equivalents at year-end	977	1,624	1,612	2,311	178
Interest received and paid
Interest received	2	5	29	5	22
Interest paid	-216	-127	-1,071	-736	-423

Total	-214	-122	-1,042	-731	-401

Information about Meda

Key ratios

	January-March		Full year
SEK million	2016	2015	2015	2014	2013
SUMMARY OF INCOME STATEMENTS
KEY RATIOS RELATED TO EARNINGS
Gross margin,%	62.3	61.8	61.7	60.4	61.2
Operating margin,%	8.1	11.7	13.8	9.7	11.8
Profit margin,%	2.2	1.5	6.6	3.8	7.6
EBITDA, SEK million	1,135	1,346	6,003	3,990	3,734
EBITDA margin,%	26.3	29.4	30.6	26.0	28.5
EBITDA excluding non-recurring effects, SEK million	1,256	1,403	6,482	4,700	3,734
EBITDA margin, excluding non-recurring effects,%	29.1	30.6	33.0	30.6	28.5
CAPITAL STRUCTURE AND EARNINGS
Equity, SEK million	21,076	21,059	20,956	20,680	15,211
Adjusted equity, SEK million			20,042	19,766	14,455
Return on capital employed,%	5.0	3.8	5.4	3.6	5.1
Return on equity,%2)	6.0	2.0	5.7	2.2	5.4
Net debt, SEK million	25,373	28,949	25,505	28,244	15,025
Net debt/equity ratio, times	1.2	1.4	1.2	1.4	1.0
Net debt/adjusted EBITDA	4.20	5.13	4.11	5.20	4.07
Equity/assets ratio,%	35.5	32.5	34.4	31.8	41.9
EBIT interest cover, times	1.4	1.1	1.9	1.7	2.8
Dividend yield,%			2.3	2.2	3.1
Equity per share	57.7	57.6	57.3	56.6	50.3
Earnings per share , SEK1)	0.80	0.62	3.22	1.23	2.67
Earnings per share excluding non-recurring effects , SEK1)	0.46	0.59	4.14	3.64	2.57
Adjusted earnings per share, SEK	2.01	2.18	10.57	9.29	7.67
Dividend per share, SEK			2.50	2.50	2.50

1)	Amounts for 2014 have been recalculated considering the bonus issue element in the rights issue 2014.
2)	Return on equity for January-March 2016 and 2015 is based on LTM net profit divided by the average equity during such periods.

EMPLOYEES

Average no. of employees	4,209	3,482	3,066

Information about Meda

Definitions

Adjusted equity–Recognized equity less proposed dividend

Average no. of employees–Total of the number of hours worked divided by the number of compensable hours in a fiscal year.

Dividend per share–Dividend per share, to be issued in the next fiscal year.

Dividend yield–Dividend per share divided by the share’s closing price on the last business day of the year.

Earnings per share–Earnings attributable to parent company shareholders per share.

EBIT interest cover–Earnings after net finance costs plus financial costs divided by financial costs.

EBITDA–Earnings before interest, taxes, depreciation, and amortization.

EBITDA-margin–Earnings before interest, taxes, depreciation, and amortization as a percentage of net sales.

Equity/assets ratio–Equity as a percentage of the balance sheet total.

Gross margin–Gross profit/loss as a percentage of net sales. Gross profit/loss equals net sales less cost of sales.

Net debt–Net of interest-bearing liabilities and interest-bearing pro-visions minus cash and cash equivalents, including current investments and interest-bearing non-current financial assets.

Net debt/ equity ratio–Net debt divided by equity.

Operating margin–Operating profit/loss as a percentage of net sales.

Profit margin–Profit after net finance costs as a percentage of net sales.

Return on capital employed–Operating profit/loss relative to average capital employed.

Return on equity–Net profit/loss as a percentage of average equity.

Share capital and ownership structure

Share information

Meda’s shares have been quoted on the Stockholm Stock Exchange since 1995 and under the Large Cap segment of the Nasdaq Stockholm since 2006. The shares are listed under the symbol MEDA-A with ISIN-code SE0000221723.

According to the Meda Articles, shares of class A, carrying one vote per share, and of class B, carrying 1/10 vote per share, may be issued. As of the date of this Offer Document, no shares of class B have been issued. Meda’s share capital amounts to SEK 365,467,371 divided between 365,467,371 shares which implies a quota value of SEK 10 as of the date of this Offer Document. All of Meda’s outstanding shares have been fully paid.

Information about Meda

Share capital development

The table below indicates the development Meda’s share capital since 2000.

Year	Transaction	Change in number of shares	Change in the share capital, SEK	Total number of shares	Total share capital, SEK	The share’s quota value
2000				4,933,261	49,332,610	10
2001	New issue	1,644,420	16,444,200	6,577,681	65,776,810	10
2003	New issue	1,644,420	16,444,200	8,222,101	82,221,010	10
2003	Issue in kind	482,759	4,827,590	8,704,860	87,048,600	10
2003	New issue, options exercised	3,180	31,800	8,708,040	87,080,400	10
2004	New issue, options exercised	78,400	784,000	8,786,440	87,864,400	10
2005	New issue, options exercised	100,700	1,007,000	8,887,140	88,871,400	10
2005	New issue	3,554,856	35,548,560	12,441,996	124,419,960	10
2005	New issue, options exercised	95,527	955,270	12,537,523	125,375,230	10
2005	Split 5:1	50,150,092	100,300,184	62,687,615	125,375,230	10
2005	New issue	41,791,743	83,583,486	104,479,358	208,958,716	2
2006	New issue, options exercised	15,000	30,000	104,494,358	208,988,716	2
2007	New issue	11,610,484	23,220,968	116,104,842	232,209,684	2
2007	New issue, options exercised	13,720	27,440	116,118,562	232,237,124	2
2007	Split 2:1	116,118,562	116,118,562	232,237,124	232,237,124	1
2007	New issue, options exercised	54,127	54,127	232,291,251	232,291,251	1
2007	New issue, options exercised	72,863	72,863	232,364,114	232,364,114	1
2007	Issue in kind	17,362,775	17,362,775	249,726,889	249,726,889	1
2007	Issue in kind	137,225	137,225	249,864,114	249,864,114	1
2007	New issue, options exercised	20,818	20,818	249,884,932	249,884,932	1
2007	New issue, options exercised	1,069,426	1,069,426	250,954,358	250,954,358	1
2007	New issue, options exercised	24,993	24,993	250,979,351	250,979,351	1
2007	Issue in kind	5,700,000	5,700,000	256,679,351	256,679,351	1
2008	New issue, options exercised	2,386,134	2,386,134	259,065,485	259,065,485	1
2008	Rights issue	43,177,580	43,177,580	302,243,065	302,243,065	1
2014	Issue in kind	30,000,000	30,000,000	332,243,065	332,243,065	1
2014	Rights issue	33,224,306	33,224,306	365,467,371	365,467,371	1

There was no change in the share capital during 2015.

Information about Meda

Shareholder structure

The table below shows the 15 largest shareholders of Meda as of March 31, 2016. The total number of Meda shareholders was 22,201 as of March 31, 2016:

Shareholder	Number of shares
Stena Sessan Rederi AB	75,652,948
FIDIM SRL	33,016,286
GOLDMAN SACHS INTERNATIONAL LTD, W8IMY	17,774,654
J P MORGAN CLEARING CORP, W9	15,501,828
GOLDMAN SACHS & CO, W9	15,175,977
Swedbank Robur fonder	12,341,437
UBS AG LDN BRANCH A/C CLIENT, IPB	10,168,479
JP Morgan Fonder	7,855,210
CBNY-NORGES BANK	6,494,615
SIX SIS AG, W8IMY	6,335,068
BNY GCM CLIENT ACC (E) L RG ITIC	5,644,077
EUROCLEAR BANK S.A/N.V, W8-IMY	5,413,520
MORGAN STANLEY AND CO LLC, W9	4,991,723
Handelsbanken fonder	4,938,950
BNY GCM CLIENT ACCOUNTS (E) ISG	4,270,000

Share price development

The chart below illustrates the performance and turnover of the Meda shares over the past five years prior to the announcement of the Offer (February 10, 2011–February 10, 2016, compared with the OMX Stockholm 30 for the same period.

Central securities depository

The Meda Articles contain a CSD clause and the shares of Meda are cleared through the electronic securities system with Euroclear as central securities depository (Euroclear Sweden AB, Box 191, 101 23 Stockholm), meaning that the Meda share register is administered by Euroclear. No share certificates have been or will be issued with respect to Meda’s shares. The ISIN-code for the Meda series A shares is SE0000221723.

Shareholder agreements, etc.

The Meda Board is not aware of any shareholder agreements in place between Meda shareholders.

Dividend and dividend policy

The Meda Board resolved to propose a dividend of SEK 2.50 per share for 2015, corresponding to 60 percent of profit excluding one-off items for the year and 22 percent of cash earnings per share excluding one-off items.

Meda aims to enhance shareholder value in the long term, and the Meda Board’s intention is to propose a dividend that reflects Meda’s sustainable earnings trend, taking into account expansion possibilities and financial position.

Share-based incentive schemes

Long term performance based incentive programs (“LTI-programs”):

As of March 31, 2016, Meda has two outstanding LTI-programs approved by Meda’s AGM in 2014 and 2015, respectively, (“LTI 2014” and “LTI 2015,” respectively). The programs cover senior executives and other key employees of the Meda Group. The participants are divided into four groups: the CEO, EVPs, and two additional groups which consist of country managers and other senior executives. The participants are given the opportunity to earn allotments of shares of class A at no cost.

The Meda Board believes it is advantageous to Meda when key individuals in the Meda Group have a long-term interest in ensuring the strong performance of Meda’s shares. The programs are also intended to increase the Meda Group’s attractiveness as an employer in the global market and promote the Meda Group’s ability to recruit and retain key individuals.

Each program is designed to run for three years and shares may vest and be transferred, for LTI 2014, in May 2017 and, for LTI 2015, in May 2018, provided that certain financial criteria described below are met during the first fiscal year the LTI-program is in place and the individual is employed by the Meda Group for an indefinite term at the transfer date. Exemptions from the employment requirement may occur in certain circumstances, such as the participant’s death, disability, retirement, sale of the unit by which the participant is employed or certain other circumstances determined in the discretion of the Remuneration Committee of the Meda Board. In order to set the participants’ interest on par with those of shareholders, the participants shall be paid compensation equivalent to the dividends whose distribution was decided after the allotment date and which were paid during the three year vesting period up to the date of transfer.

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As of March 31, 2016, LTI 2014 covers 83 persons and LTI 2015 covers 98 persons. The allotment of shares under the programs is determined based on which of the four groups mentioned above the participant is a member of, the market value of the shares, and the outcome of three performance criteria with respect to 1) net sales, 2) EBITDA margin, and 3) cash flow. Each performance criteria has been divided into three levels for a total of nine equally weighted levels, corresponding to 11.1 percent achievement per level. The performance criteria are adjusted for certain non-recurring items, in accordance with the program terms.

As of the date of this Offer Document, the number of shares allotted to the participants in LTI 2014 is 343,586 and to the participants in LTI 2015 is 595,812,30 although vesting is still generally contingent on continued employment through May 2017 and May 2018 respectively.

In the event of a change of control, the Meda Board may decide that LTI 2014 and LTI 2015 shall be terminated and the participants compensated with cash consideration.

Incentive program in the U.S.

The long-term incentive program that was introduced in 2008 for employees in the U.S., and adjusted in 2011, expired on December 31, 2015. The incentive program closed at the end of 2011 and included synthetic options. The premium for the synthetic options is USD 0, and the redemption, or exercise, price per synthetic option is 100 percent of the average price paid for the Meda share in January 2011. The total cost for 2015 recognized in the income statement is SEK 0 (7) million.

Board authorizations and holdings of treasury shares

At the 2016 annual general meeting, it was resolved that the Meda Board shall be authorized to decide on share issues of Class A and/or Class B shares on one or more occasions during the period until the 2016 annual general meeting. The authorization covers a maximum of 36,546,737 shares (corresponding to a dilution effect of a maximum of about 10 percent of share capital and votes based on the total number of votes in Meda at the time of the 2016 annual general meeting).

The authorization allows the board to decide on payment in kind, offset or other terms as specified in chapter 13, section 5, paragraph 1, item 6 in the Companies Act, on deviation from shareholders’ preferential rights and on any other terms and conditions for the issues. The authorization does not extend to decisions regarding cash issues. Prevailing market conditions will determine the issue rate.

The reason the authorization deviates from preferential rights and decides on issues with or without provisions specified in chapter 13, section 5, paragraph 1, item 6 in the Companies Act is that Meda would be able to issue shares as purchase price payments in connection with acquisitions of other companies, parts of companies, product rights or other assets that the Meda Board deems to be of value for Meda’s operation.

The Board of Director’s is also authorized by a decision at the 2016 annual general meeting to, on one or more occasions, decide on the purchase and sale of Class A treasury shares according to the following: Shares may only be purchased at Nasdaq Stockholm at a price that is within the current share price interval. Shares may be purchased so that Meda holds no more than 10 percent of the total shares and votes in Meda. Treasury shares may be transferred at Nasdaq Stockholm at a price within the current share price interval. The transfer of the full number of treasury shares Meda is holding at any given time is permitted. The purpose of this authorization is to be able to adjust Meda’s capital structure and thereby help increase shareholder value.

As of the date of this Offer Document, Meda holds no treasury shares.

Significant agreements

Meda is party to the following agreements whose terms will change in the event of a change of control:

•	Bank facilitites with nine Swedish and foreign banks, amounting to SEK 25,000 million, which all mature between 2018-2020;
•	Bilateral loan of SEK 2,000 million, which matures in 2017;
•	Bond loans of SEK 1,750 million, which mature in 2016, 2018 and 2019; and
•	Agreement with Fidim S.r.l. regarding unconditional deferred payment of EUR 275 million, which matures in January 2017.

Articles of association of Meda

This is a translation of the orginal Meda Articles in Swedish:

§ 1

The Company’s name is Meda Aktiebolag (publ.). The company is a public company.

§ 2

The company shall have its registered seat in Solna, Stockholm County.

§ 3

The object of the company’s business is to trade and manufacture health service, medical service and health

[31]	The number of shares includes additional shares due to dividend compensation.

Information about Meda

and wellness products and any other activities comparable therewith. The company shall also own and manage real and personal property, including shares and interests in other companies.

§ 4

The share capital shall be not less than two hundred million (200,000,000) crowns and not more than eight hundred million (800,000,000) crowns.

§ 5

In the company there shall be not less than two hundred million (200,000,000) shares and not more than eight hundred million (800,000,000) shares.

Two classes of shares may be issued, class A, which shall carry one vote, and class B, which shall carry 1/10 vote. Shares of class A may be issued up to a maximum number of one hundred hundredths (100/100) of all shares and shares of class B shares may be issued up to a maximum number of one hundred hundredths (100/100) of all shares.

If the company resolves on a cash issue or an issue with payment by way of set-off, each share of class A shall entitle the holder to subscribe for a new share of class A and each share of class B shall entitle the holder to subscribe for a new share of class B. Shares which are not subscribed for pursuant to the primary pre-emption rights shall be offered to all shareholders. If the shares thus offered are not sufficient for the subscription, the shares shall be allocated between the subscribers pro rata to the number of shares previously held and, to the extent such allocation cannot be effected, by the drawing of lots.

In the event of a bonus issue, new shares of class A and of class B, respectively, shall be issued pro rata to the number of shares of the same class previously issued. In relation hereto, each share of class A shall entitle the holder to a new share of class A and each share of class B shall entitle the holder to a new share of class B.

If the company resolves to issue warrants or convertibles through a cash issue or an issue with payment by way of set-off, the shareholders shall have pre-emption rights to subscribe for warrants or convertibles as if the issue applied to the shares that may be subscribed for pursuant to the right of option and pre-emption rights to subscribe for convertibles as if the issue applied to the shares that the convertibles may be converted to, respectively.

The above shall not limit the right to resolve upon a cash issue or an issue with payment by way of set-off with deviation from the shareholders’ pre-emption rights.

§ 6

The board shall consist of not less than three and not more than ten directors with no more than six deputies.

The directors and deputy directors shall be elected annually on the annual general meeting for the period until the close of the next annual general meeting.

§ 7

One or two auditors shall be elected at the annual general meeting. A registered public accounting firm may be elected as auditor.

§ 8

Notices of shareholders’ meetings shall be published in Post-och Inrikes Tidningar (the Swedish Official Gazette) and on the company’s website. That the notice has been published shall be announced in Svenska Dagbladet.

§ 9

On the annual general meeting, the following matters shall be handled:

1.	election of a chairman of the meeting;
2.	preparation and approval of the voting list;
3.	approval of the agenda;
4.	election of one or two persons to approve the minutes of the meeting;
5.	determination of whether the meeting has been duly convened;
6.	presentation of the annual report and the auditors’ report and, where applicable, the consolidated financial statements and the auditors’ report for the group;
7.	resolutions regarding:

a)	adoption of the income statement and the balance sheet and, where applicable, the consolidated income statement and the consolidated balance sheet;
b)	allocation of the company’s result in accordance with the adopted balance sheet;
c)	discharge from liability of the directors and the managing director;

8.	determination of the number of directors and deputy directors to be elected by the general meeting;
9.	determination of the remuneration to the directors and the auditors;
10.	election of the members of the board of directors and auditor
11.	election of the chairman of the board;
12.	resolution on the principles for appointment of the nomination committee;
13.	other matters to be resolved by the general meeting according to the Swedish Companies Act (2005:551) or the articles of association. Each shareholder is entitled to vote for the full number of owned and represented shares on general meetings, without any restrictions on voting rights General meetings shall be held in Solna, Stockholm, Göteborg or Malmö.

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§ 10

The chairman of the board or the person appointed by the board opens the general meeting and presides until a chairman for the meeting has been elected.

§ 11

The company’s financial year shall be the calendar year.

§ 12

A shareholder, who wants to participate in a general meeting must be recorded in the share register five weekdays prior to the general meeting and notify the company not later than 12.00am (CET) on the day specified in the notice of the meeting. This day must not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve and not fall earlier than the fifth weekday prior to the meeting.

§ 13

The company’s shares shall be registered in a securities register in accordance with the Swedish Financial Instruments Accounts Act (1998:1479).

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Interim Report January-March 2016

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CEO statement

2016 is developing in accordance with our plans.

Emerging Markets continued to show solid performance during the quarter. Strong sales in Eastern Europe, Turkey, Middle East and Mexico outweighed lower sales in parts of Asia where we saw an impact mainly related to fluctuations in distributor buying patterns in the quarter. Sales for Emerging Markets amounted to SEK 810 million in Q1.

Sales for our Western European business were varied in the first quarter. Most countries showed a good development and sales were supported by major products such as Dymista and Betadine. As expected, sales were lower in Germany than last year while Southern Europe (Spain, Portugal and Italy) and the Nordic markets performed strongly.

One of the most positive notes for this quarter was Italy, where we saw some of the firsts signs of a turn around with positive effects on Cx sales, particularly with Saugella and Armolipid. As you may recall in our last quarter's report we called out some problems that we ran into with the Italian operations, and we stated that we would take measure to sort out those issues. We have and will continue to do so, but I am particularly pleased with the Cx business' turnaround in Italy which is again showing growth of 9% compared to last year's first quarter.

We are also finally seeing some impact from our repositioning efforts for CB12 – growing sales by 6%. Armolipid, the Cx-product which we intend to expand internationally, has also realized a strong sales increase with 33%. All in all sales in Western Europe amounted to SEK 2,801 million in the quarter.

In the US our promoted growth products continued on a positive track especially with Dymista showing growth in the market of 13% according to IMS compared to the same period last year. This was offset as expected by the natural disruption associated with the potential sale of this division last fall, a tougher comparison for products like Felbatol, the expected negative impact from lower royalties this quarter from Valeant due to the specific terms in our contract which halved our revenues this quarter as compared to last year, and lastly from additional generic competition on four of our existing products. Sales for the US in the quarter totaled SEK 669 million.

Overall our promoted growth products globally showed a growth of 6% compared to the same period last year.

In total, sales for the first quarter amounted to SEK 4,315 million and EBITDA excluding non-recurring items to SEK 1,256 million corresponding to an EBITDA margin of 29.1%. Free cash flow excluding non-recurring items for the quarter was SEK 496 million.

Bottom line, we will continue to execute against our business plan targets as we are hopeful to see more continued recovery in Italy, and expect the US to improve throughout the year.

And now with this attractive offer from Mylan pending, 2016 will prove to be an exciting year for Meda and its stakeholders. Not only does the offer from Mylan create new opportunities for our company and its employees, but also insures our position as a leading European specialty pharma company.

Jörg-Thomas Dierks

Group President and CEO

Information about Meda

Sales

For information on sales trends for major products, see the table on page 17. Definitions of geographic regions and product categories are presented on page 20.

January-March

Net sales for the period amounted to SEK 4,315 million (4,583), which corresponds to a decrease of 6%. At constant exchange rates, sales decreased by 4%. Sales compared to last year were negatively impacted by reduced royalties according to the agreement with Valeant as well as the divestment of the manufacturing site Euromed. Organic growth for the period amounted to -2%. The positive sales development in Emerging Markets could not offset lower sales in the US. Western Europe sales were only slightly lower than last year. For the top 20 products, organic growth for the period was flat.

Sales by geographic area

January-March

Sales for **Western Europe** over the period were SEK 2,801 million (2,865), representing a 2% decrease and a 1% decrease at constant exchange rates. Organic growth was -1%. Slow sales development in Germany, the UK, Denmark, and the Netherlands was not fully offset by positive sales development in the rest of the markets and especially in Spain, Finland, Portugal and Sweden.

US sales amounted to SEK 669 million (786), corresponding to a decrease of 15% and 16% at constant exchange rates. Organic growth was -11%. Several products showed lower sales compared to last year, most notably Felbatol, Astepro, Astelin and Soma. License income from the collaboration agreement with Valeant was reduced to SEK 43 million (92).

Sales in **Emerging Markets** amounted to SEK 810 million (819), representing a 1% decrease. At constant exchange rates Emerging Markets showed an increase of 5% and organic growth was 4%. Several markets in the region showed good sales development, especially Turkey where market demand for our products was very strong. The overall sales growth was held back by lower sales in Hong Kong and Taiwan, which was mainly related to fluctuations in distributor buying patterns.

Other Sales fell to amount to SEK 35 million (113) after the divestment of Euromed.

Sales by geographic area

	January-March				
SEK million	**2016**	2015	Index	Index[1]	Index[2]
Western Europe	2,801	2,865	98	99	99
USA	669	786	85	84	89
Emerging Markets	810	819	99	105	104
Other Sales	35	113	31	31	84
Total Sales	**4,315**	**4,583**	**94**	**96**	**98**

[1] Constant exchange rates [2] Organic growth

Sales by product category

January-March

Sales of prescription drugs (**Rx**) amounted to SEK 2,609 million (2,820), representing a 6% decrease at constant exchange rates. Organic growth for the period was -5%. Lower sales of Rx products in the US, Germany and the UK (driven by lower EpiPen sales) were the main reasons for the sluggish development. Dymista continued to show growth at 19% and Legalon grew by 22%.

Cx/OTC sales amounted to SEK 1,671 million (1,650), representing a 3% increase at constant exchange rates. Organic growth for the period amounted to 3%. Amongst other products, Saugella, Armolipid, Betadine and Reparil were the main drivers behind the positive development. Sales of Dona were down by 15%, mainly

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as a result of fluctuations in distributor buying patterns in Hong Kong and Taiwan. CB12 sales turned around and grew by 6%.

Other Sales amounted to SEK 35 million (113).

Sales by product category

	January-March				
SEK million	**2016**	2015	Index	Index[1]	Index[2]
Rx	2,609	2,820	93	94	95
Cx/OTC	1,671	1,650	101	103	103
Other Sales	35	113	31	31	84
Total Sales	**4,315**	**4,583**	**94**	**96**	**98**

[1] Constant exchange rates [2] Organic growth

Earnings

Operating profit

January-March

Operating profit for the period was SEK 349 million (536) and EBITDA was SEK 1,135 million (1,346), yielding a 26.3% margin (29.4). Excluding non-recurring items, operating profit amounted to SEK 470 million (593) and EBITDA to SEK 1,256 million (1,403). This corresponds to an EBITDA margin of 29.1% (30.6).

Operating expenses for the period amounted to SEK 2,338 million (2,297) and included transaction costs of SEK 121 million related to the Mylan offer. Accordingly, operating expenses excluding non-recurring items were SEK 2,217 million (2,240).

Selling expenses for the period were SEK 1,010 million (1,049).

Medicine and business development expenses were SEK 1,083 million (967) including transaction costs of SEK 121 million related to the Mylan offer.

Administrative expenses for the period totaled SEK 245 million (281).

EBITDA (SEK million)*

2 000
1 500
1 000
500
0
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016

*Excluding non-recurring items

Information about Meda

Net financial items, tax and earnings per share

January-March
Net financial items amounted to SEK -252 million (-469) corresponding to a decrease of 18% compared to last year excluding non-recurring items in Q1 2015 of SEK 161 million. The decrease is related to lower interest expense as a result of the reduced net debt.

Profit after net financial items totaled SEK 97 million (67).

Reported tax for the period amounted to SEK 194 million (159). Tax was affected by re-assessment of certain deferred tax balances and non-recurring items. Excluding non-recurring items, tax expense was SEK 50 million (68), equivalent to a tax rate of 23.0% (23.8).

Net profit totaled SEK 291 million (226).

Earnings per share reached SEK 0.80 (0.62). Excluding non-recurring items, earnings per share totaled SEK 0.46 (0.59).

Cash flow

January-March
Cash flow from operating activities before changes in working capital amounted to SEK 723 million (749).

Working capital had an impact of SEK -369 million (-418) on cash flow. Cash flow from inventories totaled SEK -154 million, partly due to inventory build-up of seasonal products and partly due to the timing of inventory purchases. Receivables had a positive effect of SEK 55 million on cash flow. Liabilities had a negative effect of SEK 270 million on cash flow due to payment of bridging stocks acquired at the end of Q4 2015 and fluctuations in payments of trade payables. Accordingly, cash flow from operating activities amounted to SEK 354 million (331).

Free cash flow was SEK 330 million (269). Transaction costs related to the Mylan offer of SEK 100 million and restructuring costs of SEK 66 million were paid during the period. Accordingly, free cash flow excluding non-recurring items totaled SEK 496 million (709).

Cash earnings per share for the period totaled SEK 0.90 (0.74). Excluding non-recurring items, cash earnings per share was SEK 1.36 (1.94).

Cash flow from investing activities amounted to SEK -47 million (-246).

Cash flow from financing activities amounted to SEK -939 million (-804).

Cash earnings per share (SEK)*

4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016

Free cash flow/EBITDA (%)*

100
90
80
70
60
50
40
30
20
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016

** Excluding non-recurring items*

Financing

On March 31, equity stood at SEK 21,076 million compared with SEK 20,956 million at the start of the year, which corresponds to SEK 57.7 (57.3) per share. The equity/assets ratio was 35.5% compared with 34.4% at the start of the year.

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Information about Meda

Stockholm, May 3, 2016

Martin Svalstedt Board chairman	Luca Rovati Deputy board chairman	Peter Claesson Board member
Peter von Ehrenheim Board member	Kimberly Lein-Mathisen Board member	Guido Oelkers Board member
Karen Sörensen Board member	Lillie Li Valeur Board member	Lars Westerberg Board member

Jörg-Thomas Dierks
CEO

The company's auditors did not review this interim report.

Meda AB

Pipers väg 2A, Box 906, 170 09 Solna, Sweden, Tel: +46 8-630 19 00, Fax: +46 8-630 19 50,
email: info@meda.se, www.meda.se, Corp. ID: 556427-2812

Upcoming reporting dates

Interim report, January-June	July 21, 2016
Interim report, January-September	October 26, 2016

Forward-looking statement
This report is not an offer to sell or a solicitation to buy shares in Meda. This report also contains certain forward-looking statements with respect to certain future events and Meda's potential financial performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may sometimes include words such as "may", "will", "seek", "anticipate", "expect", "estimate", "intend", "plan", "forecast", "believe", or other words of similar meaning. These forward-looking statements reflect the current expectations on future events of the management at the time such statements are made, but are made subject to a number of risks and uncertainties. In the event such risks or uncertainties materialize, Meda's results could be materially affected. The risks and uncertainties include, but are not limited to, risks associated with the inherent uncertainty of pharmaceutical research and product development, manufacturing and commercialization, the impact of competitive products, patents, legal challenges, government regulation and approval, Meda's ability to secure new products for commercialization and/or development, and other risks and uncertainties detailed from time to time in Meda AB's interim or annual reports, prospectuses, or press releases. Listeners and readers are cautioned that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Meda does not intend or undertake to update any such forward-looking statements.

Meda AB discloses the information provided herein pursuant to the Securities Market Act and/or the Financial Instruments Trading Act. This information was submitted for publication on May 3, 2016 at 8:00 AM.

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Consolidated income statement

	January-March		Full year
SEK million	**2016**	2015	2015
Net sales	4,315	4,583	19,648
Cost of sales	-1,628	-1,750	-7,525
Gross profit	**2,687**	**2,833**	**12,123**
Other income	-	-	22
Selling expenses	-1,010	-1,049	-4,359
Medicine and business development [1]	-1,083	-967	-4,086
Administrative expenses	-245	-281	-981
Operating profit (EBIT)	**349**	**536**	**2,719**
Net financial items	-252	-469	-1,415
Profit for the period after net financial items (EBT)	**97**	**67**	**1,304**
Tax	194	159	-112
Net profit	**291**	**226**	**1,192**
Profit attributable to:			
Parent company shareholders	291	226	1,176
Non-controlling interests	0	0	16
Net profit	**291**	**226**	**1,192**
[1] Of which amortization of product rights	-731	-751	-3,040
EBITDA	1,135	1,346	6,003
Amortization, product rights	-731	-751	-3,040
Depreciation and amortization, other	-55	-59	-244
Operating profit (EBIT)	**349**	**536**	**2,719**
EBITDA, excluding non-recurring items	1,256	1,403	6,482

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Consolidated balance sheet

SEK million	March 31 2016	March 31 2015	December 31 2015
ASSETS			
Non-current assets			
- Property, plant and equipment	1,475	1,665	1,504
- Intangibles [1]	46,541	50,710	47,478
- Other non-current assets	1,975	1,957	2,097
Non-current assets	**49,991**	**54,332**	**51,079**
Current assets			
- Inventories	3,017	3,276	2,876
- Current receivables	5,382	5,589	5,279
- Cash and cash equivalents	977	1,624	1,612
Current assets	**9,376**	**10,489**	**9,767**
Total assets	**59,367**	**64,821**	**60,846**
EQUITY AND LIABILITIES			
Equity	**21,076**	**21,059**	**20,956**
Non-current liabilities			
- Borrowings	21,359	22,845	22,507
- Pension obligations	2,445	2,411	2,273
- Deferred tax liabilities	4,249	5,137	4,708
- Other non-current liabilities	364	2,884	2,830
Non-current liabilities	**28,417**	**33,277**	**32,318**
Current liabilities			
- Borrowings	2,563	5,370	2,355
- Other current liabilities	7,311	5,115	5,217
Current liabilities	**9,874**	**10,485**	**7,572**
Total equity and liabilities	**59,367**	**64,821**	**60,846**
[1] *Of which goodwill*	25,337	25,807	25,524

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Consolidated cash flow statement

	January-March		Full year
SEK million	**2016**	2015	2015
Profit after financial items	97	67	1,304
Adjustments for items not included in cash flow	803	1,009	3,373
Net change in pensions	-10	-17	-45
Net change in other provisions	-41	-243	-112
Income taxes paid	-126	-67	-803
Cash flow from operating activities before changes in working capital	**723**	**749**	**3,717**
Cash flow from changes in working capital			
Inventories	-154	-273	-198
Receivables	55	-132	-96
Liabilities	-270	-13	-99
Cash flow from operating activities	**354**	**331**	**3,324**
Cash flow from investing activities	**-47**	**-246**	**262**
Cash flow from financing activities	**-939**	**-804**	**-4,272**
Cash flow for the period	**-632**	**-719**	**-686**
Cash and cash equivalents at period´s start	1,612	2,311	2,311
Exchange-rate difference in cash and cash equivalents	-3	32	-13
Cash and cash equivalents at period´s end	**977**	**1,624**	**1,612**
Free cash flow, SEK million	330	269	3,095
Free cash flow, excluding non-recurring items, SEK million	496	709	4,172
Cash earnings per share, SEK	0.90	0.74	8.47
Cash earnings per share, excluding non-recurring items, SEK	1.36	1.94	11.41

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Consolidated statement of changes in equity

SEK million	Share capital	Other capital contributions	Other reserves	Retained earnings including profit for the period	Total	Non-controlling interests	Total equity
Opening balance, January 1, 2015	**365**	**13,788**	**401**	**6,142**	**20,696**	**-16**	**20,680**
Total comprehensive income	-	-	150	226	376	0	376
Divestment of operation	-	-	-	-	-	-3	-3
Share-based payments, settled using equity instruments	-	-	-	6	6	-	6
Closing balance, March 31, 2015	**365**	**13,788**	**551**	**6,374**	**21,078**	**-19**	**21,059**
Opening balance, January 1, 2016	**365**	**13,788**	**375**	**6,431**	**20,959**	**-3**	**20,956**
Total comprehensive income	-	-	-188	291	103	0	103
Share-based payments, settled using equity instruments	-	-	-	17	17	-	17
Closing balance, March 31, 2016	**365**	**13,788**	**187**	**6,739**	**21,079**	**-3**	**21,076**

Information about Meda

Information about Meda

Information about Meda

Balance sheet for the parent company

	March 31 2016	December 31 2015
ASSETS		
Non-current assets		
- Intangibles	4,271	4,459
- Property, plant and equipment	45	45
- Financial	38,546	40,224
Total non-current assets	**42,862**	**44,728**
Current assets		
- Inventories	584	535
- Current receivables	1,906	1,725
- Cash and bank balances	290	968
Total current assets	**2,780**	**3,228**
Total assets	**45,642**	**47,956**
EQUITY AND LIABILITIES		
Restricted equity	3,540	3,540
Non-restricted equity	12,753	12,623
Total equity	**16,293**	**16,163**
Untaxed reserves	1,381	1,520
Provisions	77	75
Non-current liabilities	23,125	24,075
Current liabilities	4,766	6,123
Total equity and liabilities	**45,642**	**47,956**

Information about Meda

Information about Meda

Segment information

External net sales

	January-March		Full year
SEK million	**2016**	2015	2015
Western Europe	2,801	2,865	12,213
US	669	786	3,354
Emerging Markets	810	819	3,660
Other Sales	35	113	421
Total external net sales	**4,315**	**4,583**	**19,648**

EBITDA

	January-March		Full year
SEK million	**2016**	2015	2015
Western Europe	1,012	941	4,247
US	204	308	1,432
Emerging Markets	284	296	1,281
Other Sales	-365	-199	-957
Total EBITDA	**1,135**	**1,346**	**6,003**

EBITDA, excluding non-recurring items

	January-March		Full year
SEK million	**2016**	2015	2015
Western Europe	1,012	961	4,476
US	204	308	1,432
Emerging Markets	284	322	1,294
Other Sales	-244	-188	-720
Total EBITDA	**1,256**	**1,403**	**6,482**

Information about Meda

Key ratios

	January-March		Full year
	2016	2015	2015
Related to earnings			
Net sales, SEK million	4,315	4,583	19,648
- Growth, total	-6%	36%	28%
- Growth, constant exchange rates	-4%	24%	21%
- Growth, organic	-2%	-5% *)	-1% *)
Gross margin	62.3%	61.8%	61.7%
EBITDA, SEK million	1,135	1,346	6,003
EBITDA margin	26.3%	29.4%	30.6%
EBITDA excluding non-recurring items, SEK million	1,256	1,403	6,482
EBITDA margin excluding non-recurring items	29.1%	30.6%	33.0%
Earnings per share, SEK	0.80	0.62	3.22
Earnings per share excluding non-recurring items, SEK	0.46	0.59	4.14
Adjusted earnings per share, SEK	2.01	2.18	10.57
Related to cash flow			
Free cash flow, SEK million	330	269	3,095
Cash earnings per share, SEK	0.90	0.74	8.47
Free cash flow excluding non-recurring items, SEK million	496	709	4,172
Cash earnings per share excluding non-recurring items, SEK	1.36	1.94	11.41
Return/Efficiency			
Adjusted free cash flow/capital employed	9.7%	10.0%	10.3%
Adjusted free cash flow/equity	19.0%	17.6%	20.1%
Net working capital/net sales	25%	25%	22%
Free cash flow/EBITDA	29%	20%	52%
Free cash flow excluding non-recurring items/EBITDA excluding non-recurring items	39%	51%	64%
Related to balance sheet			
Net debt, SEK million	25,373	28,949	25,505
Net debt/equity ratio, times	1.2	1.4	1.2
Equity per share, SEK (at end of period)	57.7	57.6	57.3
Equity/asset ratio	35.5%	32.5%	34.4%
Other			
Net debt/adjusted EBITDA	4.20	5.13	4.11

*) *Organic growth pro forma*

Information about Meda

Definitions related to sales comments

Sales by geographic area

US – includes Canada.

Emerging Markets – Eastern Europe, including the Baltics, Poland, Czech Republic, Slovakia and Hungary, Turkey, the Middle East, Mexico and other non-European markets.

Other Sales – revenues from contract manufacturing, services and other income.

Sales by product category

Rx – prescription drugs and specialty products.

Cx/OTC – non-prescription products.

Other Sales – revenues from contract manufacturing, services and other income.

Definitions of key ratios

Related to earnings

Growth, total – sales development in relation to the same period previous year.

Growth, constant exchange rates – sales development in relation to the same period the previous year adjusted for currency effects.

Growth, organic – sales development adjusted for currency effects, acquisitions, disposals, discontinued products, and revenues from the cooperation agreement with Valeant.

Organic growth pro forma – sales development in relation to the same period the previous year including acquisitions of products and business adjusted for currency effects.

Earnings per share – profit for the period attributable to parent company shareholders in relation to weighted average number of shares for the period. Where applicable, the comparative periods have been recalculated to consider the bonus issue element.

Adjusted earnings per share – earnings per share adjusted for non-recurring items and amortizations on product rights and related tax.

Related to cash flow

Free cash flow – cash flow from operating activities less cash flow from investing activities (excluding acquired product rights and acquired operations).

Cash earnings per share – free cash flow for the period in relation to weighted average number of shares for the period. Where applicable, the comparative periods have been recalculated to consider the bonus issue element.

Return/Efficiency

Capital employed – the balance sheet total less cash and cash equivalents, tax provisions, and non-interest-bearing liabilities.

Adjusted free cash flow/capital employed – free cash flow rolling 12 months excluding non-recurring items and paid interest in relation to average capital employed.

Free cash flow/equity – free cash flow rolling 12 months excluding non-recurring items in relation to average equity.

Net working capital/net sales – current assets less current liabilities in relation to net sales rolling 12 months pro forma.

Information about Meda

Information about Meda

Report by the Board of Directors of Meda

The description of Meda on pages 68-76 and 201-221 of this Offer Document has been reviewed by the Board of Directors of Meda. In the opinion of the Board of Directors of Meda, this condensed description of Meda provides an accurate and fair, although not complete, view of Meda.

Tax matters

Material Tax Considerations

The following sections contain a general discussion of the material tax consequences of the Offer and a compulsory acquisition to holders of Meda shares and the post-Offer and compulsory acquisition ownership and disposition of Mylan Shares.

THE TAX CONSIDERATIONS DISCUSSED IN THE FOLLOWING SECTIONS ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

Sweden Tax Considerations

Below is a summary of certain Swedish tax issues related to the Offer for private individuals and limited liability companies that are residents of Sweden for tax purposes (unless otherwise stated) and hold Meda shares (“Swedish Holders”). This summary is based on current legislation in Sweden and is intended to provide general information only regarding the shares for the period during which the Meda shares are traded on Nasdaq Stockholm and Mylan Shares are traded on NASDAQ and the TASE.

This summary does not cover:

•	the tax consequences related to a compulsory acquisition;
•	situations where shares are held as current assets in business operations (for tax purposes);
•	situations where shares are held by a limited partnership or a partnership;
•	situations where shares are held in an investment savings account (Sw. investeringssparkonto);
•	the special rules regarding tax-free capital gains (including non-deductible capital losses) and dividends that may be applicable e.g. when the investor holds shares representing more than 10 percent of the voting rights or the capital or holds shares that are deemed to be held for business purposes (for tax purposes);
•	the special rules that may be applicable to private individuals who make or reverse a so called investor deduction (Sw. investeraravdrag);
•	taxation of any currency exchange gains or losses;
•	credit of foreign taxes;
•	foreign companies conducting business through a permanent establishment in Sweden; or
•	foreign companies that have been Swedish companies.

Further, special tax rules apply to certain categories of companies. The tax consequences for each shareholder depend on the holder’s particular circumstances.

Disposal of some Meda shares against cash

For shareholders in Meda that accept the Offer and thereby dispose some of their Meda shares against cash, a liability for capital gains taxation will occur. The capital gain or the capital loss is computed as the difference between the consideration, less selling expenses, and the acquisition value and should be declared in the income tax return. The acquisition value for all shares of the same class and type shall be added together and computed collectively in accordance with the so-called average method (Sw. genomsnittsmetoden). As an alternative, the so-called standard method (Sw. schablonmetoden) may be used at the disposal of listed shares, such as the Meda shares. This method means that the acquisition value may be determined as 20 percent of the consideration less selling expenses.

Private individuals

For private individuals resident in Sweden for tax purposes, capital income such as interest income, dividends and capital gains is taxed in the capital income category. The tax rate in the capital income category is 30 percent. Capital losses on listed shares, such as the Meda shares, are fully deductible against taxable capital gains realized in the same year on shares, as well as on listed securities taxed as shares (however not mutual funds, (Sw. värdepappersfonder), or hedge funds, (Sw. specialfonder), containing Swedish receivables only, (Sw. räntefonder)). 70 percent of capital losses not absorbed by these set-off rules are deductible in the capital income category.

If there is a net loss in the capital income category, a reduction is granted of the tax on income from employment and business operations, as well as national and municipal property tax. This tax reduction is 30 percent of the net loss that does not exceed SEK 100,000 and 21 percent of any remaining net loss. A net loss cannot be carried forward to future tax years.

Limited liability companies

For limited liability companies (Sw. aktiebolag) all income, including taxable capital gains and taxable dividends, is taxed as income from business operations at a rate of 22 percent. Deductible capital losses on shares may only offset taxable capital gains on shares and other securities taxed as shares. A net capital loss on

Tax matters

shares that cannot be utilized during the year of the loss, may be carried forward (by the limited liability company that has suffered the loss) and offset taxable capital gains on shares and other securities taxed as shares in future years, without any limitation in time. If a capital loss cannot be deducted by the company that has suffered the loss, it may be deducted from another group company’s taxable capital gains on shares and other securities taxed as shares, provided that the companies are entitled to tax consolidation (through so-called group contributions) and both companies request this treatment for a tax year having the same filing date for each company (or, if one of the companies’ accounting liability ceases, would have had the same filing date). Special tax rules may apply to certain categories of companies or certain legal persons (e.g. investment companies).

Disposal of some Meda shares against Mylan Shares

Swedish Holders who accept the Offer and acquire new Mylan Shares against some of their Meda shares should be considered to have disposed of such Meda shares. Based on the assumption that the sale of the Meda shares to Mylan will be made on market terms and that Mylan, by the end of the calendar year during which the disposal of the Meda shares was completed, will hold Meda shares representing more than in aggregate 50 percent of the total votes in Meda, the rules on roll-over relief should apply to private individuals and deferred taxation should apply to limited liability companies. If the Offer is completed, Mylan intends to hold Meda shares in such manner that these requirements will be met.

Private individuals’ holding

Private individuals that are residents of Sweden for tax purposes should be deemed to have acquired the Mylan Shares at a purchase price corresponding to the acquisition value of the Meda shares if the rules on roll-over relief apply. It should be noted that the exchange of shares itself does not need to be declared in the tax return.

If a private individual ceases to have his or her residence (Sw. bosättning) or ceases to permanently stay (Sw. stadigvarande vistas) within the European Economic Area and the rules on roll-over relief have been applied, a “fictitious” capital gain assignable to the share exchange would become taxable. A capital gain or a capital loss will be computed as the difference between the fair market value of the Mylan Shares received at the time of the disposal and the acquisition value of the Meda shares disposed of. Mylan intends to make a request to the Swedish Tax Agency for a determination of the fair market value of the Mylan Shares at the time of disposal. Information regarding the value will be provided on Mylan’s and Meda’s respective websites, www.mylan.com and www.meda.se.

Limited liability companies

Limited liability companies that wish to defer the tax on the capital gain must declare the capital gain in their tax returns and formally request a tax deferral. A capital gain or a capital loss will be computed as the difference between the fair market value of the Mylan Shares received at the time of the disposal and the acquisition value of the Meda shares disposed of. Mylan intends to make a request to the Swedish Tax Agency for a determination of the fair market value of the Mylan Shares at the time of disposal. Information regarding the value will be provided on Mylan’s and Meda’s respective websites, www.mylan.com and www.meda.se.

If a limited liability company has requested a tax deferral of a capital gain on disposed Meda shares, the deferred capital gain should be brought to taxation no later than when the received Mylan Shares are disposed of. If this company already owned Mylan Shares of the same type and class before accepting the Offer or acquires such Mylan Shares following the acceptance of the Offer, a certain order of priority is applicable. When the Mylan Shares are sold, the Mylan Shares are then deemed to have been disposed of in the following order.

1.	Mylan Shares acquired prior to the Offer
2.	Mylan Shares acquired in connection with the Offer
3.	Mylan Shares acquired after the Offer

Taxation of holders of Mylan Shares following the completion of the Offer

Private individuals

For private individuals resident in Sweden for tax purposes, capital income such as interest income, dividends and capital gains is taxed in the capital income category. The tax rate in the capital income category is 30 percent. Capital gains and capital losses are calculated and offset in the same way as described above under “Disposal of some Meda shares against cash.” This also applies to such capital gains or losses on received fractions of Mylan Shares that will be added together with other such fractions and disposed of for the shareholders’ account. The tax basis of each fraction of a Mylan Share should be equal to a corresponding portion of the tax basis of a share in Mylan.

For private individuals resident in Sweden for tax purposes, a preliminary tax is normally withheld on dividends if the dividends are paid by Euroclear or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation. For private individuals resident in Sweden for tax purposes, such preliminary tax is calculated so that it, together with any foreign tax that has been withheld, amounts to 30 percent.

Tax matters

Limited liability companies

For limited liability companies (Sw. aktiebolag) all income, including taxable capital gains, is taxed as income from business operations at a rate of 22 percent. Capital gains and capital losses are calculated and offset in the same way as described above under “Disposal of some Meda shares against cash.”

Shareholders not resident in Sweden for tax purposes

Shareholders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of shares. Shareholders may, however, be subject to taxation in their country of residence.

According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of shares, if they have been residents of Sweden due to a residence (Sw. bosättning) or permanent stay (Sw. stadigvarande vistelse) in Sweden at any time during the calendar year of disposal or the ten calendar years preceding the year of disposal. In a number of cases though, the applicability of this rule is limited by tax treaties.

THE SWEDEN TAX CONSIDERATIONS DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

U.S. Federal Income Tax Considerations

Scope of Discussion

The discussion below is based upon the existing provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between the United Kingdom and the United States (“Tax Treaty”). These laws and authorities are subject to change, possibly with retroactive effect. Any such change could produce tax consequences to the holders of Meda shares and Mylan Shares that are different than those described herein. The discussion below does not address any state, local or non-U.S. tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences or U.S. Medicare contribution tax consequences that may be applicable to a holder).

The discussion below is limited to U.S. Holders and non-U.S. Holders, in each case, who hold Meda shares or Mylan Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is only a summary of the material U.S. federal income tax consequences of the Offer and a compulsory acquisition and the ownership and disposition of Mylan Shares and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the Offer. In particular, the tax treatment of holders will vary depending upon their particular situations and, except as otherwise noted, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, that are banks, financial institutions, insurance companies, or tax-exempt entities, who own, directly, indirectly or constructively, 10 percent or more of the outstanding Meda shares or Mylan Shares, who do not hold their Meda shares or Mylan Shares as a capital asset, who acquired their Meda shares or Mylan Shares in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Meda shares or Mylan Shares as part of an integrated investment (including a “straddle”) comprised of Meda shares or Mylan Shares, as the case may be, and one or more other positions, or who may hold Meda shares or Mylan Shares subject to the constructive sale provisions of Section 1259 of the Code.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Meda shares or Mylan Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Meda shares or Mylan Shares should consult their own tax advisors.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Meda shares or Mylan Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation or an entity taxable as a U.S. corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of Meda shares or Mylan Shares that is not a U.S. Holder or a partnership (or an entity treated as a partnership U.S. federal income tax purposes).

As described under “Risk Factors Related to Mylan and the Offer–Mylan expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws (including under applicable income tax treaties), regulations, rules, or interpretations thereof applicable

Tax matters

to inverted companies and their affiliates, whether enacted before or after the EPD Transaction, may materially adversely affect us,” Mylan expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes and this discussion assumes that Mylan will be so treated. The U.S. federal income tax consequences of receiving or owning Mylan Shares would be materially different than those stated herein if, notwithstanding Mylan’s expectation, Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes.

Tax Consequences of the Offer and a Compulsory Acquisition to Holders of Meda Shares

U.S. Holders

The receipt of Mylan Shares and cash in exchange for Meda shares pursuant to the Offer or cash in exchange for Meda shares pursuant to a compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Meda shares will recognize capital gain or loss equal to the difference between (i) the amount realized, as described in the succeeding sentence and (ii) the shareholder’s adjusted tax basis in the Meda shares exchanged therefor.

The amount realized generally will be the sum of the fair market value of the Mylan Shares and the cash received in the Offer or the cash received in a compulsory acquisition. The fair market value of the Mylan Shares received will be determined on the settlement date of the Offer, in the case of a cash basis U.S. Holder, and the date of sale, in the case of an accrual basis U.S. Holder. An accrual basis U.S. Holder, if it elects, may determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the Offer. If an accrual basis U.S. holder does not make such an election, such accrual basis U.S. Holder may have foreign currency exchange gain or loss because of differences between USD/SEK exchange rates prevailing on the date of sale and on the settlement date. Any such foreign currency exchange gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss realized by the U.S. Holder on the disposition of Mylan Shares. Except with respect to foreign currency exchange gain or loss, any such gain or loss generally would be capital gains.

Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Meda shares for more than one year as of the date of the Offer or a compulsory acquisition, as applicable. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s adjusted tax basis in the Meda shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions.

If a U.S. Holder acquired different blocks of Meda shares at different times or at different prices, the U.S. Holder must determine its tax basis and holding period separately with respect to each block of Meda shares.

A U.S. Holder receiving Mylan Shares in the Offer will have an aggregate tax basis in those Mylan Shares received equal to the fair market value of the Mylan Shares as of the effective date of the Offer and the holding period of the Mylan Shares will begin on the day after the Offer becomes effective. Although it is not entirely clear how statutory interest accruing from the date the compulsory acquisition procedure is initiated will be treated for U.S. federal income tax purposes, this discussion assumes it is properly treated as interest. A U.S. Holder will be taxed on amounts treated as interest accruing from the date the compulsory acquisition procedure is initiated as ordinary income.

Except in the case of certain corporations or other exempt holders, Mylan Shares and/or cash received by a U.S. Holder in the Offer or a compulsory acquisition may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

Non-U.S. Holders

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon an exchange pursuant to the Offer or a compulsory acquisition unless:

•	the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or
•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the

Tax matters

rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits tax” at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Meda shares who is present in the United States for 183 days or more during the taxable year of the Offer or a compulsory acquisition, as applicable, and satisfies certain other conditions will be subject to U.S. federal income tax at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any amounts received pursuant to the compulsory acquisition, which is characterized as accrued interest, unless the income is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States or in certain other circumstances.

A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of non-U.S. status on a properly completed W-8BEN or W-8BEN-E (or other applicable form). Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against any non-U.S. Holder’s U.S. federal tax liability, so long as the required information is timely furnished to the IRS.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the non-U.S. tax consequences of the receipt of Mylan Shares and cash pursuant to the Offer or cash pursuant to a compulsory acquisition will depend on the applicable tax laws in such country. Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the receipt of Mylan Shares and cash pursuant to the Offer or cash pursuant to a compulsory acquisition.

Tax Consequences of Holding Mylan Shares

U.S. Holders

Dividends. The gross amount of cash distributions on Mylan Shares (including amounts withheld in respect of taxes, if any) will be taxable as dividends to the extent paid out of Mylan’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to exceptions for short-term and hedged positions, non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation applicable to “qualified dividend income” on certain dividends if (i) Mylan is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for purposes of the qualified dividend rules and that includes an exchange of information program and (ii) Mylan was not, in its taxable year prior to the distribution, and is not, in its taxable year of the distribution, a passive foreign investment company (“PFIC”) under Section 1297 of the Code. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and Mylan believes that it is eligible for benefits under the Tax Treaty. As explained below, Mylan believes it will not be a PFIC in the current taxable year, and does not anticipate becoming a PFIC in any subsequent taxable year.

Except if certain exceptions apply, dividends paid by Mylan should constitute foreign source income and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” category income for purposes of computing the foreign tax credit allowable to the holder. Foreign tax credits will not be allowed for foreign dividend withholding taxes, if any, imposed on a U.S. Holder in respect of certain short-term or hedged positions in Mylan Shares. The foreign tax credit rules are complex and Mylan recommends that U.S. Holders consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds Mylan’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted tax basis of the U.S. Holder’s Mylan Shares, and to the extent the amount of the distributions exceeds such adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Capital gains. For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on any sale or exchange of a Mylan Share in an amount equal to the difference between the amount realized for the share and its adjusted tax basis in the share. The gain or loss recognized by a U.S. Holder on the sale or exchange will generally be capital gain or loss. Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Mylan Shares for more than one year as of the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. U.S. Holders would be subject to a special, adverse U.S. federal

Tax matters

income tax regime (that would differ in certain respects from that described above) if Mylan were, or were to become, a PFIC for U.S. federal income tax purposes. Although Mylan believes it will not be a PFIC for the current year and that it is unlikely that it will become a PFIC, the determination of whether a non-U.S. corporation is a PFIC is made annually, and thus may be subject to change. In addition, the IRS or a court may disagree with Mylan’s position, and Mylan cannot assure U.S. Holders that Mylan will avoid PFIC status in the future. Mylan recommends that U.S. Holders consult with their own tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock of a PFIC and of making certain available elections designed to lessen those adverse consequences.

Controlled Foreign Corporation. If one or more U.S. persons who each own, directly, indirectly or constructively, 10 percent or more of the vote of Mylan (each, a “CFC Shareholder”) own directly, indirectly or constructively more than 50 percent of Mylan (by vote or value), Mylan would generally be treated as a controlled foreign corporation (a “CFC”). CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements (but generally are not subject to the requirements generally applicable to U.S. shareholders of a PFIC). In addition, a U.S. Holder who is or has been a CFC Shareholder may recognize dividend income and not capital gain on the disposition of shares of the CFC. U.S. Holders who are not CFC Shareholders would not be subject to any additional U.S. federal income tax consequences in the event Mylan becomes a CFC in the future. Mylan believes that it is not a CFC and does not expect to become a CFC in the future.

Information reporting and backup withholding. Except in the case of certain corporations or other exempt holders, dividends paid by Mylan to a U.S. Holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Specified foreign financial assets. Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include Mylan Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Mylan recommends that U.S. Holders consult their own tax advisors concerning the application of these rules to their investment in Mylan, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Dividends. Non-U.S. Holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends in respect of Mylan Shares.

Holders whose dividend is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. Holder in the United States) will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits” tax equal to 30 percent of its effectively connected earnings and profits (or such lower rate as may be specified by an applicable income tax treaty) in the same manner as a U.S. Holder, as described above.

Capital gain. In addition, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of Mylan Shares unless:

•	the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or
•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the transaction and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits tax” at a 30 percent rate (or such lower rate as may be specified by an applicable

Tax matters

income tax treaty). An individual non-U.S. Holder of Mylan Shares who is present in the United States for 183 days or more during the taxable year of the transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of owning and disposing of Mylan Shares will depend on the applicable tax laws in such country Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the owning and disposing of Mylan Shares.

Non-U.S. Holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as “FATCA” generally impose 30 percent withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s accounts (a “participating foreign financial institution” or “PFFI”). While Mylan does not expect to be treated as a “foreign financial institution” for the purposes of FATCA, it is possible that FATCA withholding may be imposed on Mylan dividends if, for example, such dividends are paid to an intermediary foreign financial institution that is not a PFFI or if the dividend is paid to a recipient who has failed to comply with certain FATCA reporting obligations (a so called “recalcitrant account holder”). Mylan recommends that prospective investors consult their own tax advisors regarding the potential impact of FATCA and any foreign legislation or foreign intergovernmental agreement implementing FATCA on their ownership of Mylan Shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR

CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

Netherlands Tax Considerations

Scope of Discussion

The following is a general summary of certain material Netherlands tax consequences of the Offer and a compulsory acquisition and the ownership and disposition of Mylan Shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution.

All Meda shareholders and holders of Mylan Shares should consult with their own tax advisors with regard to the tax consequences of the Offer and a compulsory acquisition and the holding or disposal of Mylan Shares. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

•	(i) holders of Meda shares and holders of Mylan Shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in Meda or in Mylan under the Netherlands Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001’). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5 percent or more of the total issued and outstanding capital of that company or of 5 percent or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5 percent or more of the company’s annual profits and/or to 5 percent or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
•

(ii) holders of Meda shares and holders of Mylan Shares that qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (in Dutch: “Wet op de vennootschapsbelasting 1969’). Generally, a taxpayer’s

Tax matters

shareholding of 5 percent or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5 percent shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

•	(iii) holders of Meda shares who are individuals for whom the Meda shares or any benefit derived from the Meda shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001);
•	(iv) holders of Mylan Shares who are individuals for whom the Mylan Shares or any benefit derived from the Mylan Shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and
•	(v) pension funds, fiscal investment institutions (in Dutch: “fiscale beleggingsinstellingen’), exempt investment institutions (in Dutch: “vrijgestelde beleggingsinstellingen’) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

The United Kingdom and the Netherlands competent authorities have determined that Mylan is tax resident solely in the United Kingdom for the purposes of the Netherlands-U.K. tax treaty and Mylan has received a binding ruling confirming this treatment. Mylan will therefore be tax resident solely in the United Kingdom so long as the facts and circumstances set forth in the relevant application letters sent to those authorities remain accurate. Even though Mylan received a binding ruling, the applicable tax laws or interpretations thereof may change, or the assumptions on which such rulings were based may differ from the facts, and in such case such changes may invalidate the contents of this section, which will not be updated to reflect any such change.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced or to become effective at a later date and implemented with or without retroactive effect.

Tax Consequences of the Offer and a Compulsory Acquisition to Holders of Meda shares–Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of Meda shares is a resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individual”), any benefit derived or deemed to be derived from the exchange of such holder’s Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition is taxable at the progressive income tax rates (with a maximum of 52 percent), if:

•	(a) the Meda shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or
•	(b) the holder of the Meda shares is considered to perform activities with respect to the Meda shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Meda shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Meda shares, the Meda shares are recognised as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4 percent of his or her net investment assets for the year at an income tax rate of 30 percent. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the Meda shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Meda shares held by corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Entities”), including any capital gains realized on the exchange of Meda shares for Mylan Shares and cash

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pursuant to the Offer or compulsory acquisition, will generally be subject to Netherlands corporate income tax at a rate of 25 percent (a corporate income tax rate of 20 percent applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of Meda shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the Meda shares or any gain realized on the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition, provided that:

•	(i) such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;
•	(ii) such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Meda shares are attributable; and
•	(iii) in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Meda shares that go beyond ordinary asset management and does not derive benefits from the Meda shares that are taxable as benefits from other activities in the Netherlands.

Tax Consequences of Holding Mylan Shares–Withholding Tax

Residents of the Netherlands

Dividends distributed by Mylan to Netherlands Resident Individuals and Netherlands Resident Entities generally are subject to Netherlands dividend withholding tax at a rate of 15 percent. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;
•	liquidation proceeds, proceeds of redemption of Mylan Shares, or proceeds of the repurchase of Mylan Shares by Mylan or one of its subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Mylan Shares as recognized for purposes of Netherlands dividend withholding tax;
•	an amount equal to the par value of Mylan Shares issued or an increase of the par value of Mylan Shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and
•	partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that Mylan has net profits (in Dutch: “zuivere winst”), unless the holders of Mylan Shares have resolved in advance at a general meeting to make such repayment and the par value of the Mylan Shares concerned has been reduced by an equal amount by way of an amendment of the Mylan Articles.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability.

In general, Mylan will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, Mylan is allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3 percent of the portion of the distribution paid by Mylan that is subject to Netherlands dividend withholding tax; and
•	3 percent of the dividends and profit distributions, before deduction of foreign withholding taxes, received by Mylan from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by Mylan) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that Mylan is required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that Mylan is required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.

Non-residents of the Netherlands

Payments by Mylan on Mylan Shares to holders of Mylan Shares who are neither Netherlands Resident Individuals nor Netherlands Resident Entities may be made free from Netherlands dividend withholding tax.

Tax matters

Tax Consequences of Holding Mylan Shares–Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of Mylan Shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the Mylan Shares is taxable at the progressive income tax rates (with a maximum of 52 percent), if:

•	(a) the Mylan Shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or
•	(b) the holder of the Mylan Shares is considered to perform activities with respect to the Mylan Shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Mylan Shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

Income from savings and investments: If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Mylan Shares, the Mylan Shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4 percent of his or her net investment assets for the year at an income tax rate of 30 percent. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the Mylan Shares are as such not subject to Netherlands income tax.

A law has been enacted, pursuant to which, beginning on January 1, 2017, the taxation of income from savings and investments will be amended and the deemed income will no longer be fixed at 4 percent, but instead a variable return between, as currently proposed, 2.9 percent and 5.5 percent (depending on the amount of the individual holder’s net investment assets for the year) will be applied. However, at the request of the Dutch Parliament the Dutch Ministry of Finance will also review, in the course of 2016, whether the taxation of income from savings and investments can be based on the actual income and/or gains realized in respect of the Mylan Shares instead of a deemed return.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Mylan Shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25 percent (a corporate income tax rate of 20 percent applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of Mylan Shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under Mylan Shares or any gain realized on the disposal or deemed disposal of Mylan Shares, provided that:

•	(i) such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;
•	(ii) such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Mylan Shares are attributable; and
•	(iii) in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Mylan Shares that go beyond ordinary asset management and does not derive benefits from the Mylan Shares that are taxable as benefits from other activities in the Netherlands.

Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of Meda shares or a holder of Mylan Shares on any payment in consideration for the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition or for the holding or disposal of the Mylan Shares.

THE NETHERLANDS TAX CONSIDERATIONS DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

United Kingdom Tax Considerations

Tax Consequences of the Offer and a Compulsory Acquisition for Holders of Meda shares

Scope of Discussion

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of Meda shares of the Offer and a compulsory acquisition, and do not purport to be a complete analysis of all tax considerations relating to the Offer and a compulsory acquisition. They are based on current U.K. legislation

Tax matters

and what is understood to be current HM Revenue and Customs (“HMRC”) practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and do not deal with certain types of holders of Meda shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Meda shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis, insurance companies and persons who hold more than 5 percent of Meda’s shares (either alone or with persons connected with them).

References below to “U.K. Holders” are to holders of Meda shares who are resident for tax purposes in the United Kingdom, who hold their Meda shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Meda shares. “Non-U.K. Holders” are persons who are not resident for tax purposes in the United Kingdom, have not within the past five years been resident or ordinarily resident for tax purposes in the United Kingdom and are not carrying on a trade (or profession or vocation) in the United Kingdom.

Taxation of Chargeable Gains (“CGT”)–U.K. Holders

To the extent that a U.K. Holder receives Mylan Shares under the terms of the Offer or a compulsory acquisition, he is not expected to be treated as having made a disposal of his Meda shares for CGT purposes. Instead, the Mylan Shares so received should generally be treated as the same asset, acquired at the same time and for the same consideration, as the Meda shares.

To the extent that a U.K. Holder receives cash under the terms of the Offer or compulsory acquisition, he should be treated as making a disposal or part disposal of the relevant Meda shares for CGT purposes which may, depending on the holder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to CGT.

Taxation of Chargeable Gains–Non-U.K. Holders

Non-U.K. Holders should not be subject to CGT in respect of the Offer or a compulsory acquisition.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT should be payable by holders of Meda shares in respect of the Offer or a compulsory acquisition.

Tax Consequences of Holding Mylan Shares

Scope of Discussion

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of Mylan Shares after the Offer or a compulsory acquisition and do not purport to be a complete analysis of all tax considerations relating to the Mylan Shares. They are based on current U.K. legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and apply only to holders of Mylan Shares who are resident for tax purposes in the United Kingdom, who hold their Mylan Shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Mylan Shares. The comments do not deal with certain types of holders of Mylan Shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Mylan Shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies. They assume that Mylan is, and will continue to be, tax resident solely in the United Kingdom (including for the purposes of applicable tax treaties).

Taxation of Dividends–Individuals

Provisions announced in the U.K. Summer Budget 2015 and contained in the Finance Bill clauses published by the U.K. Government on March 24, 2016 will, if passed by the U.K. Parliament, change the tax treatment of dividends in the hands of shareholders who are individuals where a dividend is paid on or after April 6, 2016.

General

Assuming that the relevant provisions are duly enacted without relevant changes, the tax treatment of will be as follows.

•	Dividends will not carry a tax credit.
•	All dividends received by an individual shareholder from Mylan (or from other sources) will, except to the extent that they are earned through an individual savings account (ISA), self-invested pension plan or other regime which exempts the dividends from tax, form part of the shareholder’s total income for income tax purposes and will represent the highest part of that income.
•	A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by an individual holder of Mylan Shares in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income.

Tax matters

•	Any taxable dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be taxed at a special rate, as set out below.
•	That tax will be applied to the amount of the dividend income actually received by the individual holder of Mylan Shares (rather than to a grossed-up amount).

Dividend Income in excess of the Nil Rate Amount

Where a shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:

•	at the rate of 7.5 percent, to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;
•	at the rate of 32.5 percent, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
•	at the rate of 38.1 percent, to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the shareholder’s total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the shareholder’s total income for income tax purposes.

Taxation of dividends–Companies

Holders of Mylan Shares within the charge to U.K. corporation tax which are “small companies” (for the purposes of U.K. taxation of dividends) will not generally be subject to tax on dividends paid on their Mylan Shares.

Other holders of Mylan Shares within the charge to U.K. corporation tax will not be subject to tax on dividends paid on their Mylan Shares so long as (i) the dividends fall within an exempt class, (ii) the dividends do not fall within certain anti-avoidance provisions and (iii) the holder of Mylan Shares has not elected for the dividends not to be exempt. It would normally be expected that dividends paid on the Mylan Shares would fall within an exempt class; for example, dividends paid in respect of portfolio holdings (that is, where the recipient owns less than 10 percent of the issued share capital of the payer or any class of that share capital) will do so.

Taxation of Chargeable Gains

A disposal or deemed disposal of Mylan Shares may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for CGT purposes.

Individuals

A holder of Mylan Shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Mylan Shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the “Band Limit”) will generally be subject to CGT at a flat rate of 10 percent in respect of any gain arising on a disposal or deemed disposal of his Mylan Shares.

A holder of Mylan Shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Mylan Shares, are more than the Band Limit will generally be subject to CGT at a flat rate of 10 percent in respect of any gain arising on a disposal or deemed disposal of his Mylan Shares (to the extent that, when added to the holder’s other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 20 percent in respect of the remainder of the gain arising on a disposal or deemed disposal of his Mylan Shares.

No indexation allowance will be available to an individual holder of Mylan Shares in respect of any disposal or deemed disposal of Mylan Shares. However, each individual has an annual exemption, such that CGT is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £11,100 for the tax year 2016/2017.

Companies

For holders of Mylan Shares within the charge to U.K. corporation tax, indexation allowance may be available in respect of the period of ownership of the Mylan Shares (together with any preceding period of ownership of Meda shares) to reduce any chargeable gain arising (but not to create or increase any allowable loss).

Stamp Duty and SDRT

No SDRT will be payable in respect of any transfer of, or agreement to transfer, Mylan Shares after the Offer or compulsory acquisition, assuming that they are not registered in a register kept in the United Kingdom by or on behalf of Mylan. Provided that any instrument of transfer is executed outside the United Kingdom and

Tax matters

does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will arise in respect of a transfer of Mylan Shares after the Offer or compulsory acquisition.

THE UNITED KINGDOM TAX CONSIDERATIONS DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MEDA SHARES OR MYLAN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO THE HOLDER.

Material Danish Tax Considerations

Scope of Discussion

Below is a summary of certain material Danish tax issues related to the Offer for private individuals and limited liability companies that are residents in Denmark for tax purposes (unless otherwise stated) and that hold Meda shares. This summary is based on current legislation in Denmark as of the date of this Offer Document and is subject to any changes in law and the interpretation and application thereof, which changes could be made with retroactive effect.

The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to holders of Meda shares or Mylan Shares and does not purport to deal with the tax consequences applicable to all categories of shareholders. Each shareholder is advised to consult his or her own tax advisor as to the tax consequences relating to the holder’s particular circumstances that could arise from the Offer, including the applicability and effect of foreign tax legislation (including regulations) and provisions in tax treaties.

This summary does not cover:

•	situations where shares are held as current assets in business operations;
•	situations where shares are held by a limited partnership or a partnership;
•	Pension funds and pension savers subject to taxation according to the Danish Act on Taxation of Pension Yield (in Danish “pensionsafkatbeskatningsloven”);
•	the special rules regarding tax-free capital gains (including non-deductible capital losses) and dividends that may be applicable e.g. when the investor holds shares representing more than 10 percent of the voting rights or the capital or holds shares that are deemed to be held for business purposes (for tax purposes);
•	credit of foreign taxes;
•	foreign companies conducting business through a permanent establishment in Denmark.

Disposal of Meda shares against cash

For shareholders in Meda that accept the Offer and thereby dispose of their Meda shares, a liability for capital gains taxation will occur.

Private individuals

For private individuals resident in Denmark for tax purposes, gains on listed shares are taxed as share income (in Danish “aktieindkomst”). Share income is taxed at a rate of 27 percent up to Danish kroner (“DKK”) 50,600 (in 2016) (for married couples an aggregate of DKK 101,200), and then at a rate of 42 percent.

Loss on listed shares can be offset in gains and dividends from other listed shares. Any excess loss can be carried forward for an indefinite period of time.

The capital gain or the capital loss is computed as the difference between the consideration, less selling expenses, and the acquisition value. The acquisition value for all shares of the same class and type shall be added together irrespective of the time of acquisition and computed collectively in accordance with the so-called average method (in Danish “gennemsnitsmetoden”).

Limited liability companies

For limited liability companies gains and losses on the listed Meda shares are included in the calculation of taxable income pursuant to the mark-to-market principle. The tax rate is 22 percent.

A gain or a loss is calculated as the difference between the value of the shares at the beginning and the end of the income year, beginning with the difference between the acquisition sum of the shares and the value of the shares at the end of the same income year. Upon realization of the shares by disposal, the taxable income of that income year equals the difference between the value of the shares at the beginning of the income year and the value of the shares at realization less selling expenses. If the shares have been acquired and realized in the same income year, the taxable income equals the difference between the acquisition sum and the value at realization.

Disposal of Meda shares against shares in Mylan

Private individuals holding

Private individuals that are residents of Denmark for tax purposes who accept the Offer and acquire Mylan Shares against Meda shares should be considered to have disposed of their Meda shares.

However, no potential capital gain or deductible capital loss is considered to arise upon the disposal pursuant to the rules on roll-over-relief. Based on the assumption that the sale of the Meda shares to Mylan

Tax matters

will occur on market terms and that Mylan by the end of the calendar year during which the disposal of the Meda shares was completed, will hold Meda shares representing more than in aggregate 50 percent of the total votes in Meda, the rules on roll-over-relief should be applicable. Private individuals that are residents of Denmark for tax purposes should under such circumstances generally be deemed to have acquired the shares in Mylan at a purchase price and at a purchase time corresponding to the acquisition value and the purchase time of the Meda shares.

Limited liability companies

Limited liability companies that are residents of Denmark for tax purposes and hold Meda shares and accept the Offer and acquire Mylan Shares against Meda shares should be considered to have disposed of their Meda shares.

Gains and losses on the listed Meda shares are included in the calculation of taxable income pursuant to the mark-to-market principle and future gains and losses on listed the shares in Mylan are also taxed pursuant to the mark-to-market principle. This applies irrespective of a generally achieved deferred taxation of the share exchange. Consequently a generally achieved deferred taxation should not influence on the taxation of Danish resident limited liability companies since both the Meda shares and the acquired Mylan Shares are taxed based on the mark-to-market principle.

Taxation of Mylan shareholders following the completion of the Offer

Private individuals

For private individuals resident in Denmark for tax purposes, any subsequent gain on the acquired Mylan Shares is taxed as share income. Share income is taxed at a rate of 27 percent up to DKK 50,600 (in 2016) (for married couples an aggregate of DKK 101.200), and then at a rate of 42 percent.

Capital gains and capital losses are calculated and offset in the same way as described above under “Disposal of Meda shares against cash.” Assuming that a tax deferral is available for the private individual in connection with the acquisition of shares in Mylan, the Mylan Shares are considered acquired at a purchase price and purchase time corresponding to the acquisition value and the purchase time of the Meda shares.

For private individuals resident in Denmark for tax purposes receiving dividends, a preliminary tax is normally withheld on such dividends and if the preliminary tax withheld exceeds the withholding tax rate pursuant to the applicable tax treaty, the shareholder can request a refund of withholding tax exceeding the applicable tax treaty withholding tax rate.

Limited liability companies

For limited liability companies any subsequent gain or loss on the acquired shares in Mylan is taxed pursuant to the mark-to-market principle in the same way as described above under “Disposal of Meda shares against cash.”

Other Taxes and Duties

No Danish VAT and no Danish registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of Meda shares or a holder of Mylan Shares on any payment in consideration for the exchange of Meda shares for Mylan Shares and cash pursuant to the Offer or a compulsory acquisition or for the holding or disposal of the Mylan Shares.

Shareholders not resident in Denmark for tax purposes

Shareholders not resident in Denmark for tax purposes are generally not liable for capital gains taxation in Denmark upon disposals of shares unless the shares can be allocated to a permanent establishment in Denmark of the foreign shareholder. The mere investment in shares does not constitute a permanent establishment of the foreign investor.

THE DANISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH MEDA SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO SUCH SHAREHOLDER.

Material Irish Tax Considerations

Scope of Discussion

The following discussion describes the material Irish tax consequences of (a) the Offer and a compulsory acquisition which may be applicable to certain beneficial owners of Meda shares and (b) disposing of Mylan Shares received in the proposed transaction. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Offer Document. Changes in law and/or administrative practice may result in alteration of the tax considerations described below. The summary does not constitute tax advice and is intended only as a general guide.

Also it is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transactions and of the acquisition, ownership and disposal of Mylan Shares. The summary applies only to shareholders who beneficially own Meda shares as capital assets and who will beneficially own Mylan Shares received in the Offer or a

Tax matters

compulsory acquisition as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or shareholders who have, or who are deemed to have, acquired their Meda shares or Mylan Shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Chargeable Gains Tax (“CGT”)

The Offer and a Compulsory Acquisition–Irish Holders

A shareholder who is resident or ordinarily resident for tax purposes in Ireland or who holds its shares in connection with a trade or business carried on by such shareholder in Ireland through a branch or agency is referred to herein as an “Irish Holder.”

Meda shareholders who are Irish Holders will be subject to Irish CGT in respect of the Offer or a compulsory acquisition.

As share for share “roll-over” relief should apply to the Mylan Shares issued pursuant to the Offer or a compulsory acquisition:

•	an Irish Holder’s holding of Mylan Shares received pursuant to the Offer or a compulsory acquisition should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Meda shares held by that Irish Holder immediately prior to the Offer or a compulsory acquisition; and
•	an Irish Holder should be treated as having made a part disposal of its holding of Meda shares for any cash received pursuant to the Offer or a compulsory acquisition (including cash received in respect of any fractional entitlement) which may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

The amount of Irish CGT, if any, payable as a consequence of the Offer or a compulsory acquisition by an Irish Holder will depend on his or her own personal tax position. No Irish CGT should be payable on any chargeable gain realized as a result of the Offer or a compulsory acquisition if the amount of the net chargeable gains realized by an Irish Holder, when aggregated with other net chargeable gains realized by that Irish Holder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2016). Broadly, any gains in excess of this amount will be taxed at a rate of 33 percent. Indexation allowance will not be available in respect of expenditure incurred on or after January 1, 2003 or in respect of periods of ownership after December 31, 2002.

For the purposes of computing Irish CGT, euro amounts must generally be used. Where an Irish Holder has given or received a non-euro amount in acquiring or being treated as disposing of assets, such euro amounts must be determined by reference to the relevant rate of exchange at the time of the relevant Irish CGT event. An Irish Holder receiving a dollar amount in the Offer or a compulsory acquisition or on another disposal of Mylan Shares will therefore be required to convert that sum into euro by reference to the relevant rate of exchange as at the date on which the Offer or a compulsory acquisition of those shares becomes effective in accordance with its terms.

The Offer and a Compulsory Acquisition–Non-Irish Holders

Meda shareholders who are not Irish Holders should not be within the charge to Irish CGT on the disposal of their Meda shares, or on the receipt of Mylan Shares and cash pursuant to the Offer or a compulsory acquisition.

After the Offer or a Compulsory Acquisition–Irish Holders

Mylan shareholders that are Irish Holders will be subject to Irish CGT on a future disposal of their Mylan Shares. Where an Irish Holder disposes of Mylan Shares and those Mylan Shares were received in the Offer or a compulsory acquisition the base cost for Irish CGT purposes that was “rolled-over” from the Meda shares into the Mylan Shares should be available as a deduction in computing any gain on such disposal.

After the Offer or a Compulsory Acquisition–Non-Irish Holders

Mylan shareholders who are not Irish Holders should not be liable for Irish CGT realized on a subsequent disposal of their Mylan Shares.

Stamp Duty

No Irish stamp duty will be payable by Meda shareholders in respect of the Offer or a compulsory acquisition. No Irish stamp duty will be payable in respect of a cash sale of Mylan Shares after the Offer or a compulsory acquisition.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH MEDA SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION THAT MAY APPLY TO SUCH SHAREHOLDER.

Appendix I

Non-GAAP financial measures

Overview

This Offer Document includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including constant currency third party net sales and total revenues, adjusted cost of sales, adjusted gross margin, adjusted earnings, adjusted diluted EPS, combined 2015 adjusted EBITDA, 2017 adjusted diluted EPS accretion opportunity attributable to the Transaction, pro forma debt to pro forma LTM adjusted EBITDA at close, pro forma adjusted earnings, pro forma adjusted free cash flow and adjusted diluted EPS for the year ending December 31, 2016, are presented in order to supplement Meda shareholders’, investors’ and other readers’ understanding and assessment of the financial performance and financial condition of Mylan and, assuming the transaction will be completed, the Combined Company. Such non-GAAP financial measures can be divided into two categories, historical measures and forward-looking measures.

Historical non-GAAP financial measures are derived from the historical financial information of Mylan and Meda and include constant currency third party net sales and total revenues, adjusted cost of sales, adjusted gross margin, adjusted earnings, adjusted diluted EPS and combined 2015 adjusted EBITDA. See below for quantitative reconciliations of these historical non-GAAP and non-IFRS financial measures to their most directly comparable U.S. GAAP or IFRS measures, as applicable.31

Forward-looking non-GAAP measures are derived from the projected future operating results and financial condition of Mylan or the Combined Company and include 2017 adjusted diluted EPS accretion opportunity attributable to the Transaction, pro forma debt to pro forma LTM adjusted EBITDA at close, pro forma adjusted earnings, pro forma adjusted free cash flow and adjusted diluted EPS for the year ending December 31, 2016. Set forth below, Mylan has provided a quantitative reconciliation of adjusted diluted EPS for the year ended December 31, 2016 and, for the reasons indicated, qualitative reconciliations of 2017 adjusted diluted EPS accretion opportunity attributable to the Transaction, pro forma debt to pro forma LTM adjusted EBITDA at close, pro forma adjusted earnings and pro forma adjusted free cash flow.

Mylan’s management uses, and if the Transaction is completed, the management of the Combined Company will use, non-GAAP financial measures internally for forecasting, budgeting and measuring its operating performance. The Mylan Board also used (among other things) non-GAAP financial measures to evaluate the Transaction. See “Background and reasons.”

Primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with U.S. GAAP. Mylan also believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to Mylan’s debt agreements is appropriate to provide additional information to investors to demonstrate Mylan’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess Mylan’s ability to incur additional indebtedness. Actual internal and forecasted operating results and annual budgets include adjusted earnings and adjusted diluted EPS, and the financial performance of Mylan is measured by senior management on this basis along with other performance metrics. Management’s annual incentive compensation is derived in part based on the adjusted diluted EPS and adjusted free cash flow metrics. Meda shareholders, investors and other readers are encouraged to review the related U.S. GAAP measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and Meda shareholders, investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Since these are not measures determined in accordance with U.S. GAAP, non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP

[32]	Combined company figures are unaudited and represent an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as adopted by the EU and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda).

Appendix I

and, therefore, may not be comparable to the calculation of similar measures of other companies. In addition, the non-GAAP financial measures should be read in conjunction with the historical financial information of Meda included in, and the historical financial information of Mylan included and incorporated by reference into, this Offer Document, the section of this Offer Document entitled “Unaudited Pro Forma Financial Information” and the risks discussed in the sections of this Offer Document entitled “Risk Factors Related to Mylan and the Offer,” “Risk Factors Related to Meda” and “Forward-Looking Information.”

Reconciliations

Opportunity to Achieve $0.35 to $0.40 of Adjusted Diluted EPS Accretion in 2017

The stated forward-looking non-GAAP financial measure, opportunity to achieve $0.35 to $0.40 of adjusted diluted EPS accretion in 2017, is based on projected adjusted earnings in 2017 for both Mylan and Meda, a projection of operating synergies to be realized over such period and projected diluted Mylan Shares outstanding. Because this forward-looking non-GAAP financial measure is derived from projections, to reconcile such measure to the most directly comparable U.S. GAAP measure, Mylan would need projections for the applicable periods or as of the applicable dates for such directly comparable U.S. GAAP measure. Because such stated opportunity was developed by Mylan on an adjusted basis, Mylan has not previously projected, for the applicable periods or as of the applicable dates, the most directly comparable U.S. GAAP measure for 2017 adjusted diluted EPS accretion attributable to the transaction. Furthermore, to develop such projections would require unreasonable efforts, due primarily to the difficulty of making accurate and detailed forecasts and projections of purchase accounting-related amounts, as acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. In addition, the historical financial statements of Meda are not prepared on a U.S. GAAP basis. Upon completion of the proposed acquisition of Meda, Mylan will review, in detail, Meda’s accounting policies, including conforming Meda’s accounting policies to U.S. GAAP. As a result, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (projected U.S. GAAP diluted EPS accretion (dilution) attributable to the transaction for 2017), as providing such a reconciliation would require unreasonable efforts.

Mylan does not currently have sufficient information to project the accretive or dilutive impact of the transaction on U.S. GAAP diluted EPS for 2017 because such measure is provided over a financial period that has not yet commenced and any assumptions made about such period are therefore uncertain. The key factors that will impact whether the transaction is accretive or dilutive on a U.S. GAAP basis in 2017 include the positive impact of the realization of expected operating synergies on U.S. GAAP diluted EPS weighed against the negative impact of purchase accounting adjustments for the transaction, including transaction related costs, an expected increase in amortization due to the acquisition of intangible assets in the transaction and any increase in cost of goods sold related to the step-up in the book value of acquired inventory.

For a reconciliation of forecasted adjusted diluted EPS for the year ending December 2016 to U.S. GAAP diluted EPS, see “—Adjusted Diluted EPS Guidance for the Year Ending December 31, 2016” below.

Pro Forma Leverage of 3.8x Debt-to-Adjusted EBITDA at Close

The stated forward-looking non-GAAP financial measure, pro forma leverage at close of 3.8x debt-to-adjusted EBITDA, is based on the ratio of (i) pro forma debt at September 30, 2016, the assumed closing date of the Transaction for this calculation (which projection includes (x) debt projected to be incurred by Mylan in the Transaction (including refinancing existing Meda debt at the principal amount outstanding), (y) the rollover of existing Mylan debt and (z) an estimate that Mylan will utilize a portion of its cash on hand in connection with the Offer) to (ii) pro forma LTM adjusted EBITDA at close (which projection includes projected LTM adjusted EBITDA at close for each of Mylan and Meda, plus a projection of operating synergies to be realized in 2016).

Because this forward-looking non-GAAP financial measure is derived from projections, to reconcile such measure to the most directly comparable U.S. GAAP measure, Mylan would need projections for the applicable periods or as of the applicable dates for such directly comparable U.S. GAAP measure. Because this measure was developed by Mylan on an adjusted basis, Mylan has not previously projected, for the applicable periods or as of the applicable dates, the most directly comparable U.S. GAAP measure for pro forma debt to pro forma LTM adjusted EBITDA at close. Furthermore, to develop such projections would require unreasonable efforts, due primarily to the difficulty of estimating debt levels for both Mylan and Meda, uncertainty regarding the impact of other potential acquisition activity and the timing of closing, and the historical financial statements of Meda not being prepared on a U.S. GAAP basis. Upon completion of the proposed acquisition of Meda, Mylan will review, in detail, Meda’s accounting policies, including conforming Meda’s accounting policies to U.S. GAAP. As a result, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (pro forma U.S. GAAP debt to pro forma LTM U.S. GAAP net earnings attributable to Mylan N.V. at September 30, 2016), as providing such a reconciliation would require unreasonable efforts.

Appendix I

In addition, as EBITDA and adjusted EBITDA are often used as proxies for estimated cash flow from operating activities, another important U.S. GAAP comparison to consider is U.S. GAAP combined cash flows from operations. For the reasons discussed, Mylan has not prepared projected U.S. GAAP operating cash flows. However, Mylan’s U.S. GAAP cash flow from operations plus Meda’s IFRS cash flow from operations on a 2015 combined basis would have been $2.4 billion.

Transaction Expected to be Immediately Accretive to Adjusted Earnings

The stated forward-looking non-GAAP financial measure, pro forma adjusted earnings, is based on projected adjusted earnings for both Mylan and Meda. Because Mylan did not quantify the amount of immediate expected accretion to adjusted earnings, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (U.S. GAAP net earnings attributable to Mylan N.V.). See “—Adjusted Earnings and Adjusted Diluted EPS” below for more information regarding Mylan’s historical adjusted earnings, including reconciliations to U.S. GAAP net earnings attributable to Mylan N.V.

As stated, the Transaction is expected to be immediately accretive to Mylan adjusted earnings, with accretion to adjusted earnings increasing significantly after the first full year (2017) as synergies are realized. However, Mylan expects that the Transaction will not be immediately accretive to U.S. GAAP net earnings attributable to Mylan N.V., primarily due to the expected negative impact on U.S. GAAP net earnings attributable to Mylan N.V. of purchase accounting adjustments for the Transaction, including transaction related costs, an expected increase in amortization due to the acquisition of intangible assets in the Transaction and any increase in cost of goods sold related to the step-up in the book value of acquired inventory.

Combined 2015 Adjusted EBITDA of Approximately $3.8 Billion

The stated historical non-GAAP financial measure, combined 2015 adjusted EBITDA, is based on the sum of (i) $3,012.1 million of 2015 adjusted EBITDA for Mylan and (ii) $764.9 million 2015 adjusted EBITDA for Meda (translated from SEK to USD at an exchange rate of 0.118). The stated measure represents an aggregation of Mylan figures derived from financial information prepared in accordance with U.S. GAAP and Meda figures derived from financial information prepared in accordance with IFRS as adopted by the EU and does not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda).

Below is a reconciliation of Mylan’s contribution to the stated approximation of $3.8 billion in 2015 adjusted EBITDA for the Combined Company to the most directly comparable U.S. GAAP measure (U.S. GAAP net earnings attributable to Mylan N.V.) for the year ended December 31, 2015 (in millions):

(Unaudited; in millions)	Year Ended December 31, 2015
U.S. GAAP net earnings attributable to Mylan N.V.	$847.6
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investments	105.2
Income taxes	67.7
Interest expense	339.4
Depreciation and amortization	1,032.1

EBITDA	$2,392.0
Add / (deduct) adjustments:
Share- based compensation expense	92.8
Litigation settlements, net	(97.4)
Restructuring & other special items	624.7

Adjusted EBITDA	$3,012.1

Appendix I

Below is a reconciliation of Meda’s contribution to the stated approximation of $3.8 billion in 2015 adjusted EBITDA for the Combined Company to the most directly comparable IFRS measure (Meda’s IFRS operating profit for 2015).

	2015
	Excluding restructuring costs and other items affecting comparability	Restructuring costs	Other items affecting comparability	Including restructuring costs and other items affecting comparability
Net sales	19,648	–	–	19,648
Cost of sales	-7,533	8	–	-7,525

Gross profit	12,115	8	–	12,123

Other income	–	–	22	22
Selling expenses	-4,132	-227	–	-4,359
Medicine and business development expenses	-3,851	-25	-210	-4,086
Administrative expenses	-934	-47	–	-981

Operating profit	3,198	-291	-188	2,719

Net financial items	-1,196	–	-219	-1,415

Profit after financial items	2,002	-291	-407	1,304

Tax	-471	359	–	-112

Net income	1,531	68	-407	1,192

EBITDA	6,482	-291	-188	6,003
Amortization, product rights	-3,040	–	–	-3,040
Depreciation and amortization, other	-244	–	–	-244

Operating profit	3,198	-291	-188	2,719

All Meda’s contributions to Combined Company figures have been translated to USD at a SEK/USD exchange rate of 0.118.

Adjusted Diluted EPS Guidance for the Year Ending December 31, 2016

The reconciliation below is based on management’s estimate of adjusted net earnings and adjusted diluted EPS for the year ending December 31, 2016. Mylan expects certain known U.S. GAAP amounts for 2016, as presented in the reconciliation below. Other U.S. GAAP charges, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that Mylan currently cannot ascertain with sufficient certainty or are presently unknown. These U.S. GAAP charges are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data.

	Twelve Months Ended December 31, 2016
	Lower		Upper
U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS	$1,235	$2.38	$1,290	$2.43
Purchase accounting related amortization	1,000		1,050
Interest expense	60		70
Pre-tax loss of clean energy investments	90		100
R&D milestone payments	100		125
Restructuring, acquisition and other special items	270		375
Tax effect of the above items and other income tax related items	(230)		(285)

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$2,525	$4.85	$2,725	$5.15

Appendix I

Significant Adjusted Free Cash Flows Generated by the Combined Company

The stated forward-looking non-GAAP financial measure, adjusted free cash flows, is based on projected adjusted free cash flows for both Mylan and Meda. Because Mylan did not quantify the amount of significant adjusted free cash flows to be generated by the Combined Company, Mylan has not provided a quantitative reconciliation to the most directly comparable U.S. GAAP measure (U.S. GAAP net cash provided by operating activities). Based upon historical levels of operating cash flow for Mylan and Meda, the Combined Company is expected to generate significant U.S. GAAP net cash provided by operating activities.

Adjusted free cash flow is a non-GAAP measure calculated as U.S. GAAP net cash provided by operating activities, adjusted for certain items. The significant items excluded from adjusted free cash flow include net litigation settlements, certain financing costs, acquisition related costs, certain research and development and income tax items, capital expenditures, and proceeds from the sale of property, plant and equipment.

Constant Currency Third Party Net Sales and Total Revenue

The following tables compare third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the three months ended March 31, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Three Months Ended March 31,		Three Months Ended Percent Change
(In millions)	2016	2015	Actual	Constant Currency
Generics:
Third party net sales
North America(1)	$919.7	$855.0	8%	8%
Europe	587.7	406.2	45%	47%
Rest of World(1)	420.8	382.3	10%	15%

Total third party net sales	1,928.2	1,643.5	17%	19%

Other third party revenues	8.6	11.6

Total third party revenues	1,936.8	1,655.1
Intersegment sales	2.6	1.5

Generics total revenues	1,939.4	1,656.6
Specialty:
Third party net sales	247.9	211.1	17%	17%

Other third party revenues	6.6	5.5

Total third party revenues	254.5	216.6
Intersegment sales	3.4	2.0

Specialty total revenues	257.9	218.6
Elimination of intersegment sales	(6.0)	(3.5)

Consolidated total revenues	$2,191.3	$1,871.7	17%	19%

(1)	Beginning in the first quarter of 2016, Mylan reclassified sales from its Brazilian operation from the Rest of World region to the North America region. The amount reclassified for the three months ended March 31, 2015 was approximately $10.3 million.

Appendix I

	Year Ended December 31,			2015 Percent Change		2014 Percent Change
(In millions, except percentage)	2015	2014	2013	Actual	Constant Currency	Actual	Constant Currency
Generics:
Third party net sales
North America	$3,895.6	$3,361.2	$3,006.6	16%	16%	12%	12%
Europe(a)	2,205.6	1,476.8	1,429.7	49%	65%	3%	3%
Rest of World	2,056.6	1,621.3	1,438.6	27%	38%	13%	18%

Total third party net sales(a)	8,157.8	6,459.3	5,874.9	26%	33%	10%	11%

Other third party revenues	40.8	51.1	25.8

Total third party revenues	8,198.6	6,510.4	5,900.7
Intersegment sales	6.3	4.7	5.7

Generics total revenues	8,204.9	6,515.1	5,906.4
Specialty:
Third party net sales	1,204.8	1,187.2	981.7	1%	1%	21%	21%

Other third party revenues	25.9	22.0	26.8

Total third party revenues	1,230.7	1,209.2	1,008.5
Intersegment sales	10.9	9.0	19.3

Specialty total revenues	1,241.6	1,218.2	1,027.8
Elimination of intersegment sales	(17.2)	(13.7)	(25.1)

Consolidated total revenues(a)	$9,429.3	$7,719.6	$6,909.1	22%	28%	12%	13%

(a)	For the year ended December 31, 2015, Adjusted Third Party Net Sales in Europe totaled $2,222.7 million, Adjusted Generics Segment Third Party Net Sales totaled $8,174.9 million, Adjusted Third Party Net Sales totaled $9,379.7 million, and Adjusted Total Revenues were $9,446.4 million. Adjusted Third Party Net Sales in Europe, Adjusted Generics Segment Third Party Net Sales, Adjusted Third Party Net Sales and Adjusted Total Revenues are non-GAAP financial measures.

Adjusted Cost of Sales and Adjusted Gross Margin

Mylan uses the non-GAAP financial measure “adjusted cost of sales” and the corresponding non-GAAP financial measure “adjusted gross margin.” Mylan believes that these non-GAAP financial measures are useful supplemental information for its investors and when considered together with Mylan’s U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, provide a more complete understanding of the factors and trends affecting its operations. The principal items excluded from adjusted cost of sales include acquisition related items and restructuring and other special items, both of which are described in greater detail below.

A reconciliation between cost of sales, as reported under U.S. GAAP, and adjusted cost of sales and Adjusted gross margin for the periods shown follows:

	Three Months Ended March 31,
(In millions)	2016	2015
U.S. GAAP cost of sales	$1,284.3	$1,041.6
Deduct:
Purchase accounting related amortization	(243.6)	(140.2)
Acquisition related costs	(18.5)	(12.3)
Restructuring & other special items	(15.2)	(8.0)

Adjusted cost of sales	$1,007.0	$881.1

Adjusted gross profit(a)	$1,184.3	$990.6

Adjusted gross margin(a)	54%	53%

(a)	Adjusted Gross Profit is calculated as Total Revenues less adjusted cost of sales. Adjusted gross margin is calculated as Adjusted Gross Profit divided by Total Revenues.

Appendix I

	Year Ended December 31,
(In millions)	2015	2014	2013
U.S. GAAP cost of sales	$5,213.2	$4,191.6	$3,868.8
Deduct:
Purchase accounting related amortization	(885.5)	(403.6)	(369.1)
Acquisition related, restructuring & other special items	(134.8)	(113.7)	(54.7)

Adjusted cost of sales	$4,192.9	$3,674.3	$3,445.0

Adjusted gross profit(a)	$5,253.5	$4,045.3	$3,464.1

Adjusted gross margin(a)	56%	52%	50%

(a)	Adjusted Gross Profit is calculated as Adjusted Total Revenues less adjusted cost of sales. Adjusted gross margin is calculated as Adjusted Gross Profit divided by Adjusted Total Revenues.

Adjusted Earnings and Adjusted Diluted EPS

The significant items excluded from adjusted cost of sales, adjusted earnings and adjusted diluted EPS include:

Purchase Accounting Amortization and Other Acquisition-Related Items

The ongoing impact of certain amounts recorded in connection with acquisitions is excluded from adjusted cost of sales, adjusted earnings and adjusted diluted EPS. These amounts include the amortization of intangible assets and inventory step-up, intangible asset impairment charges (including in-process research and development), accretion and the fair value adjustments related to contingent consideration, advisory and legal fees and certain acquisition financing related costs. These costs are excluded because management believes that excluding them is helpful to understanding the underlying, ongoing operational performance of the business.

Restructuring and Other Special Items

Costs related to restructuring and other actions are excluded from adjusted cost of sales, adjusted earnings and adjusted diluted EPS, as applicable. These amounts include items such as:

•	Exit costs associated with facilities to be closed or divested, including employee separation costs, impairment charges, accelerated depreciation, incremental manufacturing variances, equipment relocation costs and other exit costs;
•	Certain acquisition related remediation and integration and planning costs, as well as other costs associated with acquisitions and other business transformation and/or optimization initiatives, which are not part of a formal restructuring program, including employee separation and post-employment costs;
•	The pre-tax loss of Mylan’s clean energy investments, whose activities qualify for income tax credits under Section 45 of the Code; only included in adjusted earnings and adjusted diluted EPS is the net tax effect of the entity’s activities;
•	Certain costs to further develop and optimize Mylan’s global enterprise resource planning systems, operations and supply chain; and
•	Certain costs related to new operations and significant alliances/business partnerships including certain upfront and/or milestone research and development related payments.

Mylan has undertaken restructurings and other optimization initiatives of differing types, scope and amount during the covered periods and, therefore, these charges should not be considered non-recurring; however, management excludes these amounts from adjusted earnings and adjusted diluted EPS because it believes it is helpful to understanding the underlying, ongoing operational performance of the business.

Litigation Settlements, net

Charges and gains related to legal matters, such as those discussed in Note 17 Contingencies in the notes to condensed consolidated financial statements included in Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, are generally excluded from adjusted earnings and adjusted diluted EPS. Normal, ongoing defense costs of Mylan made in the normal course of its business are not excluded.

Appendix I

Reconciliation of Adjusted Earnings and Adjusted Diluted EPS

A reconciliation between net earnings attributable to Mylan N.V. ordinary shareholders and diluted earnings per share attributable to Mylan N.V. ordinary shareholders, as reported under U.S. GAAP, and adjusted earnings and adjusted diluted EPS for the periods shown follows:

	Three Months Ended March 31,
(In millions, except per share amounts)	2016		2015
U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS	$13.9	$0.03	$56.6	$0.13
Purchase accounting related amortization (primarily included in cost of sales)	249.3		144.0
Litigation settlements, net	(1.5)		17.7
Interest expense	5.7		12.2
Non-cash accretion of contingent consideration liability	10.0		9.2
Clean energy investments pre-tax loss (a)	25.5		22.5
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	61.6		78.8
Restructuring and other special items included in:
Cost of sales	15.2		8.0
Research and development expense (b)	66.1		17.9
Selling, general and administrative expense	6.8		7.8
Other expense, net	2.2		7.0
Tax effect of the above items and other income tax related items	(68.5)		(72.6)

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$386.3	$0.76	$309.1	$0.70

Weighted average diluted ordinary shares outstanding	509.6		443.8

(a)	Adjustment represents exclusion of the pre-tax loss related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Code, as amended. The amount is included in other expense, net in Mylan’s condensed consolidated statements of operations included in Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016.
(b)	Research and development expense includes a $45 million upfront payment to Momenta and $15 million of milestone payments to Theravance Biopharma.

	Year Ended December 31,
(In millions, except per share amounts)	2015		2014		2013
U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS	$847.6	$1.70	$929.4	$2.34	$623.7	$1.58
Purchase accounting related amortization (primarily included in cost of sales)(a)	900.9		419.0		371.1
Litigation settlements, net	(97.4)		47.9		(9.9)
Interest expense, primarily amortization of convertible debt discount	45.6		46.0		38.0
Non-cash accretion and fair value adjustments of contingent consideration liability	38.4		35.3		35.4
Clean energy investment pre-tax loss(b)	93.2		78.9		22.4
Financing related costs (included in other expense (income), net)(c)	112.0		33.3		72.6
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	438.0		139.5		49.8
Acquisition related customer incentive (included in third party net sales)	17.1		–		–
Restructuring and other special items included in:
Cost of sales	36.3		45.1		49.3
Research and development expense	20.3		17.9		51.6
Selling, general and administrative expense	48.3		66.9		70.6
Other income (expense), net	7.2		(10.9)		25.2
Tax effect of the above items and other income tax related items(d)	(370.1)		(432.0)		(259.9)

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$2,137.4	$4.30	$1,416.3	$3.56	$1,139.9	$2.89

Weighted average diluted ordinary shares outstanding	497.4		398.0		394.5

(a)	Purchase accounting related amortization expense for the years ended December 31, 2015, 2014 and 2013 includes intangible asset impairment charges of $31.3 million, $27.7 million and $18.0 million, respectively.
(b)	Adjustment represents exclusion of the pre-tax loss related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Code. The amount is included in other expense (income), net in Mylan’s consolidated statements of operations included in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended.
(c)	Adjustment represents approximately $71.2 million related to the termination of certain interest rate swaps and charges of approximately $40.8 million related to the redemption of Mylan’s 7.875% Senior Notes due 2020 during the year ended December 31, 2015.
(d)	Adjustment for other income tax related items includes the exclusion from Adjusted Net Earnings of the tax benefit of approximately $156 million related to the merger of Mylan’s wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited for the year ended December 31, 2014.

Addresses

Mylan Mylan N.V. Trade register number 61036137	Meda Meda AB (publ.) Pipers väg 2A, Box 906 170 09 Solna, Sweden Telephone: +46 8 630 19 00
Principal executive offices Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England Telephone number: +44 (0) 1707-853-000

Mylan N.V. Group’s Global Headquarters 1000 Mylan Blvd., Canonsburg, PA, USA 15317 Telephone number: +1 (724) 514-1800

Financial advisors Centerview Partners LLC 31 West 52nd Street New York, New York 10019 USA	Financial advisor N M Rothschild & Sons Ltd New Court St Swithin’s Lane London EC4N 8AL United Kingdom

Handelsbanken Capital Markets Blasieholmstorg 11 106 70 Stockholm

Legal advisors Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 USA	Legal advisors Mannheimer Swartling Advokatbyrå PO Box 1711 SE-111 87 Stockholm Sweden

Advokatfirman Vinge KB Smålandsgatan 20 111 87 Stockholm Sweden	Cleary Gottleib Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 USA

NautaDutilh N.V. Strawinskylaan 1999 1077 XV Amsterdam The Netherlands

Reporting Accountant PricewaterhouseCoopers One Spencer Dock North Wall Quay Dublin 1 Ireland	Auditor PricewaterhouseCoopers AB SE-113 97 Stockholm Sweden

Independent Auditors Deloitte & Touche LLP One PPG Place Suite 2600 Pittsburgh, PA 15222 USA

Registered firm with the U.S. Public Company

Accounting Oversight Board